  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998

                                                      REGISTRATION NO. 333-37599
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                      NEW MANORCARE HEALTH SERVICES, INC.
        (EXACT NAME OF FORM S-1 REGISTRANT AS SPECIFIED IN ITS CHARTER)
              DELAWARE                            52-2053999
   (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           IDENTIFICATION NUMBER)
                                --------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                                MANOR CARE, INC.
          (WHICH WILL CHANGE ITS NAME TO MANOR CARE REALTY, INC. AFTER
                      THE DISTRIBUTION REFERRED TO HEREIN)
                        MANORCARE HEALTH SERVICES, INC.
      (WHICH WILL CHANGE ITS NAME TO MANOR CARE REAL ESTATE CORP. AFTERTHE
                        DISTRIBUTION REFERRED TO HEREIN)
        (EXACT NAME OF FORM S-3 REGISTRANT AS SPECIFIED IN ITS CHARTER)
              DELAWARE                            52-1200376
   (STATE OR OTHER JURISDICTION OF                52-0886946
   INCORPORATION OR ORGANIZATION)       (I.R.S. EMPLOYER IDENTIFICATION
                                                    NUMBER)
                                --------------
            SEE TABLE OF ADDITIONAL CO-REGISTRANTS INCLUDED HEREWITH
                                --------------
       11555 DARNESTOWN ROAD GAITHERSBURG, MARYLAND 20878 (301) 979-4000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                                 JAMES H. REMPE
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                                MANOR CARE, INC.
                             11555 DARNESTOWN ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 979-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                --------------
                                   COPIES TO:
   J. MICHAEL SCHELL MARK C. SMITH     MICHAEL A. BECKER CAHILL GORDON &
SKADDEN, ARPS, SLATE, MEAGHER & FLOM REINDEL 80 PINE STREET NEW YORK, NEW
 LLP 919 THIRD AVENUE NEW YORK, NEW        YORK 10005 (212) 701-3000
      YORK 10022 (212) 735-3000
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       TABLE OF ADDITIONAL CO-REGISTRANTS

(EXACT NAME OF CO-REGISTRANT    (STATE OR OTHER JURISDICTION     (I.R.S. EMPLOYER
AS SPECIFIED IN ITS CHARTER)  OF INCORPORATION OR ORGANIZATION) IDENTIFICATION NO.)
----------------------------  --------------------------------- -------------------
Archive Retrieval
 Systems, Inc. ..........              Maryland                     52-1734402
Archive Acquisition,
 Inc. ...................              Maryland                     52-1840315
American Hospital
 Building Corporation....              Delaware                     52-0985621
Americana Healthcare
 Corporation of Georgia..              Georgia                      37-1087694
Americana Healthcare
 Corporation of Naples...              Florida                      37-1087695
Baily Nursing Home,
 Inc. ...................              Pennsylvania                 23-1674218
Chesapeake Manor, Inc. ..              Maryland                     52-0902288
Colewood Realty Corp. ...              Maryland                     52-1777225
Community Hospital of
 Mesquite, Inc. .........              Texas                        52-1095067
DeKalb Healthcare
 Corporation.............              Delaware                     37-1019112
Devon Manor Corporation..              Pennsylvania                 23-2093337
Executive Advertising,
 Inc. ...................              Maryland                     52-0912751
Four Seasons Nursing
 Centers, Inc. ..........              Delaware                     73-0783484
Healthcare Construction
 Corp. ..................              North Carolina               52-1519915
Industrial Wastes, Inc. .              Pennsylvania                 25-1264509
Jacksonville Healthcare
 Corporation.............              Delaware                     37-1069936
Leader Nursing and
 Rehabilitation Center of
 Bethel Park, Inc. ......              Delaware                     52-1642046
Leader Nursing and
 Rehabilitation Center of
 Gloucester, Inc. .......              Maryland                     52-1352949
Leader Nursing and
 Rehabilitation Center of
 Scott Township, Inc. ...              Delaware                     52-1462056
Leader Nursing and
 Rehabilitation Center of
 Virginia, Inc. .........              Virginia                     52-1363206
Manor Care of Akron,
 Inc. ...................              Ohio                         52-0970447
Manor Care of Arizona,
 Inc. ...................              Delaware                     52-1751861
Manor Care of Arlington,
 Inc. ...................              Virginia                     52-1067426
Manor Care of Boca Raton,
 Inc. ...................              Florida                      52-1297340
Manor Care of Canton,
 Inc. ...................              Ohio                         52-1019576
Manor Care of Charleston,
 Inc. ...................              South Carolina               52-1187059
Manor Care of Cincinnati,
 Inc. ...................              Ohio                         52-0943592
Manor Care of Columbia,
 Inc. ...................              South Carolina               52-0940578
ManorCare Health Services
 of Northampton County,
 Inc.....................              Pennsylvania                 52-2004471
Manor Care of Hinsdale,
 Inc. ...................              Illinois                     52-0970446
Manor Care of Kansas,
 Inc. ...................              Delaware                     52-1462071
Manor Care of Kingston
 Court, Inc. ............              Pennsylvania                 52-1314648
Manor Care of Largo,
 Inc. ...................              Maryland                     52-1065213
Manor Care of Lexington,
 Inc. ...................              South Carolina               52-1048770
Manor Care of Meadow
 Park, Inc. .............              Washington                   52-1339988
Manor Care of Mesquite,
 Inc. ...................              Texas                        52-2004472
Manor Care of North
 Olmsted, Inc. ..........              Ohio                         52-0970448
Manor Care of Pinehurst,
 Inc. ...................              North Carolina               52-1069744
Manor Care of Plantation,
 Inc. ...................              Florida                      52-1383874
Manor Care Properties,
 Inc.....................              Delaware                     52-2061834
Manor Care of Rolling
 Meadows, Inc. ..........              Illinois                     52-1077856
Manor Care of Rossville,
 Inc. ...................              Maryland                     52-1077857
Manor Care of Willoughby,
 Inc. ...................              Ohio                         52-0970449
Manor Care of York
 (North), Inc. ..........              Pennsylvania                 52-1314645
Manor Care of York
 (South), Inc. ..........              Pennsylvania                 52-1314644

(EXACT NAME OF CO-REGISTRANT    (STATE OR OTHER JURISDICTION     (I.R.S. EMPLOYER
AS SPECIFIED IN ITS CHARTER)  OF INCORPORATION OR ORGANIZATION) IDENTIFICATION NO.)
----------------------------  --------------------------------- -------------------
Nightingale Nursing Home,
 Inc. (The)..............               Pennsylvania                23-1719762
MNR Finance Corp. .......               Delaware                    51-0348281
MRS, Inc. ...............               Delaware                    52-1164725
PLM, Inc. ...............               Delaware                    37-1031568
Pneumatic Concrete, Inc.
 ........................               Tennessee                   62-0716951
Portfolio One, Inc. .....               New Jersey                  22-1604502
Roland Park Nursing
 Center, Inc. ...........               Maryland                    52-1890169
Silver Spring--Wheaton
 Nursing Home, Inc. .....               Maryland                    52-0245649
Stratford Manor, Inc. ...               Virginia                    52-0902020
Stutex Corp. ............               Texas                       52-0884091

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED MARCH 16, 1998
PROSPECTUS
                                  $350,000,000
                          MANOR CARE REAL ESTATE CORP.
   (WHICH IS NAMED MANORCARE HEALTH SERVICES, INC. PRIOR TO THE DISTRIBUTION
                              REFERRED TO HEREIN)
                             % SENIOR NOTES DUE 2008
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            MANOR CARE REALTY, INC.
 (WHICH IS NAMED MANOR CARE, INC. PRIOR TO THE DISTRIBUTION REFERRED TO HEREIN)
                 AND EACH OF THE OTHER GUARANTORS NAMED HEREIN
                                  ----------

  The   % Senior Notes due 2008 (the "Notes") are being offered (the
"Offering") by Manor Care Real Estate Corp. ("Manor Care Real Estate") in connection with the distribution (the "Distribution") by its parent Manor Care, Inc. ("Manor Care") to its stockholders of 100% of the outstanding common stock, par value $.01 per share, of New ManorCare Health Services, Inc., a newly formed wholly owned subsidiary of Manor Care (which will change its name to ManorCare Health Services, Inc. after the Distribution). ManorCare Health Services is a co-registrant in this Prospectus for securities law purposes because it will receive a portion of the proceeds of the Offering. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the Notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries.
  As a result of the Distribution, Manor Care will separate into two separate publicly traded companies: Manor Care Realty, Inc. ("Manor Care Realty") and ManorCare Health Services, Inc. ("ManorCare Health Services"). Manor Care Realty will (i) be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties and (ii) own Mesquite Community Hospital in Mesquite, Texas. ManorCare Health Services will (i) own all of the business and assets of, and, subject to certain exceptions, be responsible for the liabilities associated with, Manor Care's assisted living business, (ii) operate the 168 skilled nursing facilities owned by Manor Care Realty, (iii) own a 50% joint venture interest in and manage three additional skilled nursing facilities, and (iv) own all of Manor Care's stock of Vitalink Pharmacy Services, Inc. and In Home Health, Inc. ManorCare Health Services will not provide any credit support with respect to the Notes. At or prior to the Distribution, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services of (i) approximately $250 million in cash and (ii) an inter-company senior note of Manor Care Real Estate in an aggregate principal amount of up to $250 million (the "Real Estate Note"). In connection with the Distribution, ManorCare Health Services plans to offer to exchange $1,000 principal amount of its 7 1/2% Senior Notes due 2006 (the "New MCHS Senior Notes") for each $1,000 principal amount of 7 1/2% Senior Notes due 2006 of Manor Care (the "Old Senior Notes") properly tendered (the "Exchange Offer") and Manor Care Real Estate will enter into new credit facilities aggregating $450 million (the "Credit Facilities"). The Credit Facilities are being entered into and the Notes offered hereby are being issued as part of the financing necessary to effect the Distribution. The proceeds of the Offering, together with borrowings under the Credit Facilities, will be used to effect the Distribution, including financing the cash portion of the Capital Contribution, refinancing certain debt of Manor Care and paying related fees and expenses. See "Use of Proceeds."

  The Notes will be fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by Manor Care Realty (the "Parent Guarantor"), of which Manor Care Real Estate will be a wholly owned subsidiary, and all of the Restricted Subsidiaries other than inactive Restricted Subsidiaries with no material assets (the "Subsidiary Guarantors" and, together with the Parent Guarantor, the "Guarantors"). As of the Issue Date, all of the subsidiaries of Manor Care Realty and Manor Care Real Estate will be Restricted Subsidiaries. The Guarantees (as defined) of the Subsidiary Guarantors are subject to automatic release in certain circumstances even after a Default or Event of Default occurs under the Indenture. The Notes will be general unsecured obligations of Manor Care Real Estate ranking senior to all subordinated indebtedness of Manor Care Real Estate and pari passu in right of payment with all other indebtedness of Manor Care Real Estate, including borrowings under the Credit Facilities and the Real Estate Note. The Guarantees will be general unsecured obligations of the Guarantors ranking senior to all subordinated indebtedness of the Guarantors and pari passu with all other indebtedness of the Guarantors, including guarantees of the Credit Facilities and the Real Estate Note. However, obligations under the Credit Facilities will be secured by substantially all of the assets directly owned by Manor Care Realty and Manor Care Real Estate, by mortgages on certain real property owned by Manor Care Real Estate, by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services. After giving pro forma effect to the Offering, the use of proceeds thereof, the Distribution and related transactions (and assuming the holders of 100% of the outstanding Old Senior Notes accept the Exchange Offer), as of November 30, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been approximately $776 million, including approximately $176 million of secured borrowings, and unused commitments under the Credit Facilities would have been $300 million.
  Interest on the Notes will be payable semi-annually on         and         of
each year, commencing        , 1998. The Notes are redeemable at the option of
Manor Care Real Estate, in whole or in part, at any time on or after        ,
2003 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time
and from time to time on or prior to        , 2001, Manor Care Real Estate may
redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings by the Parent Guarantor or Manor Care Real Estate, at a redemption price equal to % of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% aggregate principal amount of the Notes originally issued remains outstanding after each such redemption. Upon a Change of Control (as defined herein) each holder of the Notes may require Manor Care Real Estate to repurchase such Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.
  Manor Care Real Estate does not intend to apply for listing of the Notes on any securities exchange or on any automated dealer quotation system.

  FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON
PAGE 20 HEREIN.
                                  ----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE  COMMISSION OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     UNDERWRITING
                                          PRICE TO  DISCOUNTS AND   PROCEEDS TO
                                          PUBLIC(1) COMMISSIONS(2) MANOR CARE(3)
--------------------------------------------------------------------------------
Per Note................................        %           %              %
--------------------------------------------------------------------------------
Total...................................   $          $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from          , 1998 the date of original
    issue.
(2) Manor Care Real Estate and the Parent Guarantor have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the offering payable by Manor Care Real
    Estate, estimated at $       .
  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify any such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about
       , 1998 at the offices of Chase Securities Inc., 270 Park Avenue, New York, New York.
                                  ----------
CHASE SECURITIES INC.                               SBC WARBURG DILLON READ INC.
                 The date of this Prospectus is         , 1998.

                             AVAILABLE INFORMATION

  Manor Care is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Manor Care with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address for such Web site is http://www.sec.gov. Certain of Manor Care's securities are listed on the New York Stock Exchange (the "NYSE"). Such reports, proxy statements and other information concerning Manor Care also may be inspected at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

  Manor Care and ManorCare Health Services have filed with the Commission a Registration Statement on Form S-3 and Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, which may be examined without charge at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

  The following documents filed by Manor Care with the Commission pursuant to the Exchange Act (File No. 1-8195) are incorporated in this Prospectus by reference and are made a part hereof:

    (1) Annual Report on Form 10-K for the fiscal year ended May 31, 1997.

    (2) Quarterly Report on Form 10-Q for the three month period ended August
  31, 1997, as amended by Quarterly Report on Form 10-Q/A dated       , 1998.

    (3) Quarterly Report on Form 10-Q for the three month period ended November 30, 1997, as amended by Quarterly Report on Form 10-Q/A dated
    , 1998.

    (4) Current Report on Form 8-K dated September 15, 1997, as amended by
  Current Report on Form 8-K/A dated         , 1998.

    (5) Current Report on Form 8-K dated March 12, 1998.

  All documents filed by Manor Care with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Manor Care will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to Manor Care, Inc. at its principal executive offices at 11555 Darnestown Road, Gaithersburg, Maryland 20878, Attention: Secretary; telephone (301) 979-4000.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto set forth elsewhere in this Prospectus. As used herein, unless otherwise specified "Manor Care" refers to Manor Care, Inc. and its subsidiaries prior to the Distribution, "Manor Care Realty" refers to Manor Care, Inc. and its subsidiaries, including Manor Care Real Estate, after the Distribution and "ManorCare Health Services" refers to New ManorCare Health Services, Inc. and its subsidiaries after the Distribution. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Notes. As used herein "Distribution" means, collectively, the Contribution of Assets, the Assumption of Liabilities, the Capital Contribution, and the distribution of the capital stock of ManorCare Health Services to Manor Care's shareholders.

                                   BACKGROUND

  The Notes are being offered in connection with the distribution by Manor Care to its stockholders of 100% of the outstanding stock of ManorCare Health Services, a newly formed wholly owned subsidiary of Manor Care. As a result of the Distribution, Manor Care will have separated into two separate publicly traded companies: Manor Care Realty and ManorCare Health Services. Manor Care Realty will (i) be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties including skilled nursing and assisted living facilities and (ii) own Mesquite Community Hospital in Mesquite, Texas. ManorCare Health Services will (i) own and operate all of the business and assets of, and, subject to certain exceptions, be responsible for the liabilities associated with, Manor Care's assisted living business, (ii) operate Manor Care Realty's 168 skilled nursing facilities,
(iii) own a 50% joint venture interest in three additional skilled nursing facilities (the "Joint Venture Interests"), and (iv) own all of Manor Care's stock in Vitalink Pharmacy Services, Inc., a public company that owns and operates institutional pharmacies ("Vitalink") and In Home Health, Inc. a public company that provides comprehensive health care services to clients in their homes ("In Home Health"). Manor Care Real Estate and the Guarantors are the sole obligors on the Notes offered hereby. Holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries.

                               MANOR CARE REALTY

  Manor Care Realty will own 168 skilled nursing facilities in 28 states (the "Skilled Nursing Facilities") and will be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities. Manor Care Realty will also own and operate Mesquite Community Hospital, a 172 licensed bed medical/surgical acute care hospital located in Mesquite, Texas ("Mesquite Hospital"). At or prior to the Distribution, Manor Care Realty will enter into a series of agreements with ManorCare Health Services pursuant to which ManorCare Health Services will lease and operate all of Manor Care Realty's 168 Skilled Nursing Facilities and Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." Manor Care and its predecessor companies have been engaged in the development, construction and acquisition of health care properties since 1959.

  Over the next five years, Manor Care Realty plans to focus principally on the development of over 200 assisted living facilities for sale to ManorCare Health Services, including approximately 170 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 38 Springhouse senior residences, serving the general assisted living population. Following the Distribution, Manor Care Realty's principal sources of revenue will arise from payments pursuant to the lease of the Skilled Nursing Facilities to ManorCare Health Services, the proceeds of the sale to ManorCare Health Services of assisted living facilities developed by Manor Care Realty and revenues derived from Mesquite Hospital. Manor Care Realty's principal expenditures will include the costs incurred in developing the assisted living facilities for ManorCare Health Services, the costs of operating the assisted living facilities prior to their sale to ManorCare Health Services and financing costs, including interest expense. On a pro forma basis, after giving effect to the Distribution and related transactions, for the fiscal year ended May 31, 1997, Manor Care Realty would have had approximately $217 million in revenue.

  Manor Care Realty's geographically diversified portfolio of properties will include:

  . 168 Skilled Nursing Facilities in 28 states, which facilities contain approximately 23,732 beds.

  .   26 assisted living facilities under construction in 12 states.

  . 87 sites for assisted living facilities under contract and in development, including 73 Arden Court sites and 14 Springhouse sites.

  . Two skilled nursing facilities under construction with 268 beds and five skilled nursing sites under contract and in development.

  . Mesquite Community Hospital, a 172 licensed-bed hospital located in Mesquite, Texas, a Dallas suburb.

Since fiscal year 1993, Manor Care has completed 74 development projects, including ten skilled nursing facilities, 17 assisted living facilities and 47 significant additions to its existing skilled nursing facilities.

The following table sets forth for the period specified, the percentage of private patients, Medicare patients and Medicaid patients in Manor Care's skilled nursing facilities.

                                                               SKILLED NURSING
                                                                  FACILITIES
                                                                LATEST TWELVE
                                                                 MONTHS AS OF
                                                                   5/31/97
                                                              ------------------
                                                                % OF      % OF
                                                              OCCUPANCY REVENUES
                                                              --------- --------
    Private Pay Patients.....................................     51%      55%
    Medicare Patients........................................     11%      19%
    Medicaid Patients........................................     38%      26%
                                                                 ---      ---
      Total..................................................    100%     100%
                                                                 ===      ===

Private pay patients accounted for a majority of Manor Care's skilled nursing revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. As of May 31, 1997, all of the residents of Manor Care's assisted living facilities were private pay.

  Manor Care Realty will have an experienced management team, with specific expertise in market feasibility, regulatory issues, site selection, design, and project management as well as in the acquisition of health care facilities. The five senior members of Manor Care Realty's development team have worked with Manor Care for an average of 16.5 years. These individuals have in-depth knowledge of the health care market with particular expertise in the state regulatory environment for both skilled nursing and assisted living facilities. See "Management of Manor Care Realty After The Distribution." Manor Care Realty believes that its experienced management and high quality, geographically diversified portfolio of long term care properties will ensure that it continues to be one of the nation's leading health care real estate developers and owners.

  After the Distribution, ManorCare Health Services will be a leading provider of a full-range of senior support health care services, including skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services will strive to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. Application has been made to list the common stock of ManorCare Health Services on the New York Stock Exchange (the "NYSE").

  The long-term care industry in which Manor Care Realty participates is experiencing significant growth due, in large part, to favorable demographic trends. According to the U.S. Bureau of the Census, the number of seniors 85 years and older is estimated to increase by approximately 32% from 3.7 million seniors in 1996 to 4.9 million seniors by 2005. According to industry sources, approximately 57% of the population over age 85 currently require assistance with activities of daily living ("ADLs"), such as dressing, bathing, eating and medication management, and more than 50% suffer from Alzheimer's disease or other cognitive disorders. Manor Care Realty believes that the growth of an increasingly frail population will drive demand for long-term care products and services tailored to meet the unique needs of this elderly population, including skilled nursing facilities, assisted living facilities, and Alzheimer's care facilities. In addition, Manor Care Realty believes that the increasing affluence of the elderly and their children will enable them to afford high quality care. According to the U.S. Bureau of the Census, the median net worth of householders age 75 and older has increased from $61,491 in 1988 to $76,541 in 1991.

  Business Strategy. Manor Care Realty will strive to be a leading developer and owner of senior support health care service facilities and to enhance its growth and profitability through the following key initiatives:

  .   Generate Consistent Cash Flows From High Quality Portfolio of
      Properties. Upon consummation of the Distribution, Manor Care Realty believes that it will have one of the highest quality portfolios of skilled nursing facilities in the industry. The majority of the Skilled Nursing Facilities were purpose-built (that is, designed and built as skilled nursing facilities as opposed to having been converted from some other use). Manor Care Realty believes these facilities have a high percentage of beds dedicated to specialty products and quality payor mix. A significant portion of the beds in Manor Care Realty's Skilled Nursing Facilities are dedicated to specialty products, including Arcadia (Alzheimer's special care unit), Heritage and Williamsburg (high-end lifestyle products), and Medbridge (high acuity unit). For fiscal years 1997 and 1996, Manor Care's occupancy rates for skilled nursing facilities that had been operated by Manor Care for at least two years were 89.8% and 90.3%, respectively.

  . Maintain Geographically Diverse Portfolio of Properties. Manor Care Realty's portfolio of properties will include 168 facilities in 28 states. Manor Care Realty believes the geographic diversity of the Skilled Nursing Facilities makes the portfolio less susceptible to adverse changes in state regulation and regional economic downturns.

  . Benefit From Strategic Relationship with ManorCare Health Services. Manor Care Realty believes it will benefit from a strategic relationship with ManorCare Health Services, one of the nation's leading providers of high-quality senior support health care services within the private pay segment. Under the terms of the Lease Agreements (as defined herein), ManorCare Health Services will operate Manor Care Realty's 168 Skilled Nursing Facilities. Manor Care Realty believes that the operation of the Skilled Nursing Facilities by ManorCare Health Services will allow Manor Care Realty to benefit from the strong brand name recognition, well established treatment protocols and reputation for high quality, personalized care standards of ManorCare Health Services. The Lease Agreements provide Manor Care Realty with annual lease payments generally equal to the greater of 10% of the value of each facility (as agreed to by Manor Care Realty and ManorCare Health Services) or 77% of the Net Operating Profit (as defined herein) of each facility, subject to reduction in certain circumstances. Manor Care Realty believes this structure will provide a base level of rent (subject to reduction in certain circumstances) along with the opportunity to participate in the operating performance of the Skilled Nursing Facilities. In addition, by serving as a developer of assisted living facilities for ManorCare Health Services, Manor Care Realty believes it will be well positioned to benefit from the anticipated growth in the demand for assisted living care. Pursuant to the Development Agreement, Manor Care

      Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period following the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be at a 12-37% premium to total approved development costs of Manor Care Realty, based on the number of months elapsed since the opening of the facility. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. Prior to purchase by ManorCare Health Services, ManorCare Health Services will operate Manor Care Realty's assisted living facilities for a fixed monthly fee pursuant to the Assisted Living Facility Management Agreement. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

  . Capitalize On Growth in Demand for Assisted Living Services. Manor Care Realty believes the anticipated increased market demand for assisted living facilities presents Manor Care Realty with opportunities for growth. Manor Care Realty believes it can successfully capitalize on its ability to efficiently develop purpose-built assisted living projects through the planned development of approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years, including approximately 170 Arden Courts and 38 Springhouse senior residences. In addition to developing assisted living facilities for ManorCare Health Services and leasing the Skilled Nursing Facilities to ManorCare Health Services, Manor Care Realty and ManorCare Health Services plan to work closely together to develop new assisted living products aimed at segments of the assisted living business not currently served by the Springhouse and Arden Courts concepts.

  . Establish Relations with Other Leading Health Care Providers. While Manor Care Realty expects that over the next five years the vast majority of its revenues will be derived from ManorCare Health Services, subject to contractual restrictions and capital constraints, Manor Care Realty may diversify its operator base, establish relationships with other health care providers to develop and lease health care properties and pursue selective acquisition opportunities.

  Manor Care was incorporated in August 1981 in the State of Delaware. Manor Care's principal executive offices are located at 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200 and its telephone number is: (301) 979-4000.

MANORCARE HEALTH SERVICES

  ManorCare Health Services was incorporated in the State of Delaware on August 29, 1997 and is currently a wholly owned subsidiary of Manor Care. ManorCare Health Services was formed for the purpose of consummating the Distribution and currently conducts no business other than that related to consummating the Distribution. ManorCare Health Services is included as a co-registrant in this Prospectus for securities law purposes because it will receive a portion of the proceeds of the Offering. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the Notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries. Following the Distribution, ManorCare Health Services will (i) own all of the business and assets of, and, subject to certain exceptions, be responsible for the liabilities associated with, the Assisted Living Business currently conducted by Manor Care, (ii) operate the 168 Skilled Nursing Facilities owned by Manor Care Realty, (iii) own the Joint Venture Interests, (iv) own approximately 51% of Vitalink, a public company that operates institutional pharmacies, and (v) own approximately 64% of the voting stock of In Home

Health, a public company that provides health care services to clients in their homes. See "Business of ManorCare Health Services After the Distribution," "Description of The Transactions" and "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." Historical financial information relating to Manor Care is presented because ManorCare Health Services is a co-registrant for securities laws purposes. The historical financial statements of Manor Care are included solely because (i) after the Distribution, ManorCare Health Services will present Manor Care's historical results for periods prior to the Distribution and (ii) the historical financial statements of Manor Care represent the financial statements of the entities that are not guaranteeing the Notes. ManorCare Health Services' principal executive offices are located at 11555 Darnestown Road, Gaithersburg, Maryland 20878-3200 and its telephone number is: (301) 979-4000.

                        DESCRIPTION OF THE TRANSACTIONS

  The principal transactions related to the Distribution are:

  . The Contribution of Assets and the Assumption of Liabilities. Manor Care will effect the Contribution of Assets (as defined below) and Manor Care will assign to ManorCare Health Services and ManorCare Health Services will assume certain liabilities.

  .  The Financing Transactions

    . Manor Care Real Estate will enter into the Credit Facilities (as defined below). The closing of the Credit Facilities will be conditioned on the simultaneous consummation of the Distribution. ManorCare Health Services will close on its five-year $100 million revolving credit facility which closing will be conditioned on the simultaneous consummation of the Distribution. See "--The Credit Facilities."

    .  Manor Care Real Estate is offering (the "Offering") $350 million
       aggregate principal of   % Senior Notes due 2008 (the "Notes").

  . The Exchange Offer. ManorCare Health Services will consummate the Exchange Offer. The Distribution is conditioned on the consummation of the Exchange Offer. See "--The Exchange Offer."

  . The Capital Contribution. Manor Care Realty will use the proceeds of the Offering together with borrowings under the Credit Facilities to make the cash portion of the capital contribution and will cause Manor Care Real Estate to issue the intercompany note (the "Real Estate Note") to New ManorCare Health Services.

  . Related Party Agreements. Concurrently with the Distribution, Manor Care Realty and New ManorCare Health Services will execute the related party agreements. See "--Related Party Agreements."

  . The Distribution. Manor Care Realty will distribute to its stockholders the stock of New ManorCare Health Services. The Distribution is conditioned on the consummation of the Exchange Offer, the closing of the Offering and the consummation of the Credit Facilities.

  It is anticipated that all of the above transactions will close simultaneously.

  The Distribution. Pursuant to the Distribution Agreement to be entered into between Manor Care and ManorCare Health Services (the "Distribution Agreement"), on or prior to the date the Distribution is effected (the "Effective Date"), Manor Care will convey or cause to be conveyed to ManorCare Health Services, among other things: (i) all of the business and assets of Manor Care's assisted living business (the "Assisted Living Business"); (ii) the shares of Common Stock owned by Manor Care of Vitalink Pharmacy Services, Inc., a public company that owns and operates institutional pharmacies ("Vitalink"); (iii) the shares of Common and Preferred Stock owned by Manor Care of In Home Health, Inc., a public company that provides comprehensive health care services to clients in their homes ("In Home Health"); and (iv) the 50% partnership interests (the "Joint Venture Interests") owned by Manor Care in the partnerships owning three additional skilled nursing facilities (collectively, the "Contribution of Assets").

  Manor Care will assign to ManorCare Health Services and ManorCare Health Services will assume certain liabilities, including, subject to certain exceptions, all liabilities arising from (i) the operation of the Assisted Living Business or the ownership or use of assets or other activities in connection therewith arising after the Effective Date, (ii) the operation of Manor Care Realty's 168 Skilled Nursing Facilities after the Effective Date and
(iii) the ownership of stock in Vitalink or In Home Health and the ownership of the Joint Venture Interests whether arising before, on or after the Distribution (collectively, the "Assumption of Liabilities"). However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail, for any reason, to perform its obligations pursuant to such assumed liabilities.

  At or prior to the Distribution, Manor Care will make or cause to be made a capital contribution (the "Capital Contribution") to ManorCare Health Services consisting of (i) approximately $250 million in cash and (ii) an intercompany senior note of Manor Care Real Estate in an aggregate principal amount of up to $250 million (the "Real Estate Note"). The Real Estate Note will be issued by Manor Care Real Estate and will have the same general terms (including interest rate and maturity and parent and subsidiary guarantees) as the Notes, except that Manor Care Real Estate may redeem the Real Estate Note after three years at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. For a description of the terms of the Real Estate Note, see "Description of the Transactions--The Real Estate Note." Manor Care may determine to reduce the principal amount of the Real Estate Note prior to issuance or to reduce the amount of the cash portion of the Capital Contribution to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

  Following the Contribution of Assets, the Assumption of Liabilities and the Capital Contribution, Manor Care will distribute to the holders of record of Manor Care's common stock, par value $.01 per share ("Manor Care Common Stock"), one share of the common stock, par value $.01 per share, of ManorCare Health Services for every share of Manor Care Common Stock. Following the Distribution, Manor Care will change its name to Manor Care Realty, Inc.

  The Distribution is conditioned upon, among other things, (i) the receipt of all necessary regulatory approvals and consents of third parties; (ii) the execution of the agreements relating to the financing necessary to consummate the Distribution and the related transactions and the receipt of the requisite funds pursuant to such financing agreements; (iii) the consummation of the Exchange Offer, which will occur concurrently with the Distribution; (iv) the consummation of the Credit Facilities and the consummation of the Offering; and
(v) the receipt by the Board of Directors of Manor Care of an opinion of a reputable appraisal or financial advisory, in a form satisfactory to the Board of Directors, with respect to the solvency, prior to the Distribution of Manor Care and, after the Distribution, of each of Manor Care Realty and ManorCare Health Services.

  The Credit Facilities. Manor Care, on behalf of Manor Care Real Estate, is negotiating a commitment letter (the "Commitment Letter") with The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") relating to an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, (the "Term Facility") and a five-year $300 million revolving credit facility (the "Revolving Facility" and, together with the Term Facility, the "Credit Facilities"). Manor Care anticipates that the Credit Facilities will be secured by substantially all of the assets directly owned by Manor Care Realty and Manor Care Real Estate, by mortgages on certain real property owned by Manor Care Real Estate, by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services, including the Lease Agreements and the Development Agreements.

In addition, Manor Care anticipates that the Credit Facilities will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries. In addition, the Credit Facilities will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of its present and future subsidiaries. Manor Care anticipates that the Credit Facilities will be available, subject to the terms and conditions thereof, for general corporate purposes and working capital purposes, including funding development and operating costs and acquisitions. Borrowings under the Credit Facilities will be used together with part of the proceeds from the sale of the Notes to fund the cash portion of the Capital Contribution. In the event that the Commitment Letter is executed, Chase will commit to purchase a portion of such facilities and CSI will use its best efforts to arrange the balance of such facilities with other lenders. The Offering is conditioned on the effectiveness of the Credit Facilities. See "Description of Certain Indebtedness--The Credit Facilities."

  The Exchange Offer. ManorCare Health Services plans to offer to exchange $1,000 principal amount of its 7 1/2% Senior Notes due 2006 (the "New MCHS Senior Notes") for each $1,000 principal amount of 7 1/2% Senior Notes due 2006 of Manor Care (the "Old Senior Notes") properly tendered (the "Exchange Offer"). In addition, consents to certain amendments of the covenants governing the Old Senior Notes will be sought in connection with the Exchange Offer. Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes (the "Minimum Tender Condition") and consummation of the Distribution. ManorCare Health Services may in its reasonable discretion waive any such conditions and accept for exchange any Old Senior Notes properly tendered. As a result of the Exchange Offer, ManorCare Health Services, not Manor Care Realty, will be the obligor on the New MCHS Senior Notes; and Manor Care Realty, not ManorCare Health Services, will remain the obligor on the Old Senior Notes. Pro forma information contained herein assumes that all Old Senior Notes are properly tendered in the Exchange Offer and that, after giving effect to the Exchange Offer, no Old Senior Notes will be outstanding. See "Description of the Transactions--The Exchange Offer and Solicitation."

  Related Party Agreements. Following the Distribution, Manor Care Realty will have a continuing relationship with ManorCare Health Services as a result of the agreements being entered into in connection with the Distribution, including the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Sublease Agreement, the Corporate Services Agreement, the Trademark Agreement, the License Agreement, the Design Services Agreement, the Cash Management Agreement, and the Risk Management Consulting Services Agreement. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution."

  Manor Care Realty and ManorCare Health Services will enter into Lease Agreements pursuant to which Manor Care Realty will lease to ManorCare Health Services all the Skilled Nursing Facilities owned by Manor Care Realty and Manor Care Realty will grant to Manor Care Health Services the right to operate the Skilled Nursing Facilities. Under the Lease Agreement for each facility, ManorCare Health Services will pay annual rent to Manor Care Realty equal to the greater of (i) 77% of Net Operating Profit and (ii) 10% of the asset value of the subject facility (as agreed upon by Manor Care Realty and Manor Care Health Services); provided that the rent for a specific year may be reduced below these two amounts in certain circumstances.

  In connection with the Distribution, Manor Care Realty and ManorCare Health Services will enter into a Development Agreement pursuant to which Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 75% for a period of five days during the two year period measured from the time a particular facility opens. The purchase price for each facility will be at a premium to Manor Care Realty's total approved development costs, such premium ranging from 12% to 37% based on the number of months elapsed since the opening of the relevant facility. If ManorCare Health Services does not acquire a facility within such two year period, Manor Care Realty may sell the facility to a third party. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. During the two year stabilization period (or such lesser time if stabilized occupancy is achieved and ManorCare Health Services purchases the facility) ManorCare Health Services will manage the assisted living facilities for Manor Care Realty for a fixed monthly fee.

  See "Risk Factors" and "Relationship Between Manor Care Realty and ManorCare Health Services after the Distribution" for a more detailed description of the relationship between ManorCare Health Services and Manor Care Realty after the Distribution and of the terms of the Lease Agreements, the Development Agreement and the other agreements referred to above.

  Set forth below is a chart which illustrates the corporate structure of Manor Care prior to the Distribution and the corporate structure of Manor Care Realty and ManorCare Health Services after giving effect to the Distribution and related transactions:

                             [CHART APPEARS HERE]

                            BEFORE THE DISTRIBUTION
                            -----------------------

                       MANOR CARE HEALTH SERVICES, INC.
     (to be renamed Manor Care Real Estate Corp. after the Distribution)

Other Operating      New Manor Care         Vitalink Pharmacy         In Home
   Subsidiaries   Health Services, Inc.       Services, Inc.       Health, Inc.


                            AFTER THE DISTRIBUTION
                            ----------------------

  Manor Care Realty, Inc.                      ManorCare Health Services, Inc.
(formerly Manor Care, Inc.)***            (formerly New ManorCare Health
                                           Services, Inc.)****



Manor Care Real              Operating    Vitalink Pharmacy  In Home Health,
(formerly ManorCare        Subsidiaries     Services, Inc.         Inc.
Health Services Inc.)

Operating Subsidiaries

-----------------------------------
* Manor Care (and ManorCare Health Services after the Distribution) is exploring strategic alternatives, including strategic mergers, joint ventures or other business combinations, with respect to its 51% ownership interest in Vitalink.

** Represents 64% of the total outstanding voting power, consisting of common stock and convertible preferred stock voting as common stock.

*** Health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including assisted living and skilled nursing facilities.

**** Health care operating company which, together with its operating subsidiaries, owns and operates all Manor Care's assisted living facilities, operates all of Manor Care Realty's skilled nursing facilities, and owns joint venture interests in and manages three additional skilled nursing facilities.

  The following table illustrates the estimated sources and uses of funds, assuming the Distribution was consummated on November 30, 1997 and that all holders of the outstanding Old Senior Notes accept the Exchange Offer:

                                                                       AMOUNT
                                                                      (DOLLARS
                                                                    IN MILLIONS)
                                                                    ------------
     Sources:
       Reimbursement from ManorCare Health Services to repay Ex-
        isting Revolving Credit Facility(1).......................     $ 30.0
       Working capital reimbursement from ManorCare Health Servic-
        es........................................................       12.5
       Revolving Credit Facility(2)...............................        0.0
       Term Loan..................................................      150.0
       Gross proceeds of the Offering.............................      350.0
       Real Estate Note(3)........................................      250.0
                                                                       ------
         Total Sources............................................     $792.5
                                                                       ======
     Uses:
       Contribution of Cash to ManorCare Health Services(3).......     $250.0
       Repayment of amounts outstanding under Existing Revolving
        Credit Facility ..........................................      215.0
       Repayment of amounts outstanding under Promissory Note.....       21.9
       Repayment of certain mortgage bond indebtedness(4).........        0.5
       Cash and cash equivalents..................................       34.1
       Contribution of Real Estate Note to ManorCare Health Serv-
        ices(3)...................................................      250.0
       Fees and expenses..........................................       21.0
                                                                       ------
         Total Uses...............................................     $792.5
                                                                       ======

--------

(1) ManorCare Health Services has agreed to reimburse Manor Care Realty an aggregate of $30.0 million for borrowings under the Existing Credit Facility relating to Manor Care's May 1997 tender offer for additional shares of Vitalink.

(2) For a description of the availability of borrowings under the Revolving Credit Facility, see "Description of Certain Indebtedness--The Credit Facilities."

(3) Manor Care may reduce the principal amount of the Real Estate Note prior to issuance or reduce the amount of the cash portion of the Capital Contribution to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

(4) The mortgages were repaid on December 1, 1997.

  Manor Care Realty believes that, following the consummation of the Offering, it will have sufficient capital resources and liquidity, including cash flow from operations and availability under the Credit Facilities and other sources of debt and equity capital, to meet its anticipated borrowing needs, fund anticipated capital expenditures and pursue its business strategy.

  Manor Care Realty will receive all of the direct proceeds from the Offering. Manor Care Realty will use the proceeds from the Offering together with borrowings under the Credit Facilities to effect the Distribution, including financing the cash portion of the capital Contribution, refinancing certain debt of Manor Care and paying related fees and expenses. In addition, as part of the Capital Contribution, Manor Care will cause Manor Care Real Estate to issue the Real Estate Note to ManorCare Health Services. See "Use of Proceeds."

  ManorCare Health Services is included as a co-registrant in this Prospectus for securities law purposes because it will receive a portion of the proceeds of the Offering. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the Notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries.

              SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  Due to the fact that the majority of the current Manor Care operations will be transferred to ManorCare Health Services in connection with the Distribution, the Distribution will be reported for accounting purposes as a "reverse spin-off." Accordingly, Manor Care will continue to present consolidated results (with no discontinued operations treatment) up to the date of the Distribution. After the Distribution, ManorCare Health Services will present Manor Care's historical consolidated results for periods prior to the Distribution and Manor Care Realty will present the historical results of Mesquite Hospital, Manor Care Realty's accounting predecessor, for periods prior to the Distribution.

  Historical financial information relating to Manor Care is presented because ManorCare Health Services is a co-registrant for securities laws purposes. The historical financial statements of Manor Care are included solely because (i) after the Distribution, ManorCare Health Services will present Manor Care's historical results for periods prior to the Distribution and (ii) the historical financial statements of Manor Care include the financial statements of the entities that are not guaranteeing the Notes--i.e., ManorCare Health Services, all of the currently existing subsidiaries of ManorCare Health Services, Manor Care of Centreville, Inc., Manor Care of Darien, Inc., Manor Care of Delaware County, Inc., Manor Care of Miamisburg, Inc., and those subsidiaries of Manor Care that will be subsidiaries of ManorCare Health Services following the Distribution: Distco, Inc., Manor Care Foundation, Inc., Medical Aid Training Schools, Inc., Mid-Atlantic Post Acute Network, Inc., Peak Rehabilitation, Inc., TotalCare Clinical Laboratories, Inc. (collectively, the "Non-Guarantors") (other than Mesquite Hospital whose results are included in the historical financial statements of Manor Care and who is a Guarantor). Investors in the Notes should not look to the historical financial statements of Manor Care for repayment of the Notes or the Guarantees.

   SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA OF MANOR CARE REALTY

  The following table sets forth a summary of selected historical and pro forma financial data for Manor Care Realty. The historical financial data relates to the businesses of Manor Care Realty as they were operated as part of Manor Care and may not necessarily be indicative of the results of operations or financial position that would have been obtained if Manor Care Realty had been a separate, independent company during the periods shown nor necessarily indicative of Manor Care Realty's future performance as an independent company. See "Risk Factors--Operating History and Future Prospects." The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data for the fiscal years ended May 31, 1996 and 1997 are derived from the audited financial statements of Community Hospital of Mesquite, Inc. ("Mesquite Hospital"), Manor Care Realty's accounting predecessor. The historical statements of income data for the six month periods ended November 30, 1996 and 1997 and the historical balance sheet data for the period ended November 30, 1997 are derived from the unaudited financial statements of Mesquite Hospital, Manor Care Realty's accounting predecessor. The historical financial data set forth below should be read in conjunction with Mesquite Hospital's Financial Statements and the notes thereto found elsewhere in this Prospectus. The summary pro forma financial data make adjustments to the historical balance sheet and the historical statements of income, as if the Distribution and related transactions (including the Exchange Offer) had occurred on November 30, 1997 for purposes of the pro forma balance sheet, and on June 1, 1996 for purposes of the pro forma statements of income. The pro forma financial statements of Manor Care Realty may not reflect the future results of operations or financial position of Manor Care Realty or what the results of operations would have been if Manor Care Realty had been a separate company during such period. The pro forma adjustments reflect the impact of the Distribution and related transactions, including the Credit Facilities and the Realty Note, the Lease Agreements, the Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, the consummation of the Exchange Offer, the Offering and the use of proceeds thereof, and the related income tax effects of these adjustments. See "Pro Forma Financial Data of Manor Care Realty" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information.

                                 FISCAL YEARS ENDED MAY 31,                SIX MONTHS ENDED NOVEMBER 30,
                          --------------------------------------------  --------------------------------------
                                                             PRO FORMA                            PRO FORMA
                           1995       1996         1997        1997        1996        1997          1997
                          -------  -----------  -----------  ---------  ----------- -----------  -------------
                                                     (AMOUNTS IN THOUSANDS)
                                                                             (UNAUDITED)
STATEMENTS OF INCOME
 DATA:
Revenues................  $40,505  $    42,044  $    44,889  $222,040   $   21,827  $    22,221      $130,225
Expenses:
 Operating..............   34,876       35,674       37,871    64,149       18,314       19,035        37,176
 Depreciation and
  amortization..........    1,275        1,344        1,955    60,608          865        1,150        33,218
 Provision for
  restructuring charge..      --           --           --      6,450          --           --          6,450
                          -------  -----------  -----------  --------   ----------  -----------  ------------
   Total expenses.......   36,151       37,018       39,826   131,207       19,179       20,185        76,844
                          -------  -----------  -----------  --------   ----------  -----------  ------------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......    4,354        5,026        5,063    90,833        2,648        2,036        53,381
 Interest expense.......      --           --           --    (60,552)         --           (74)      (23,507)
 Interest income and
  other.................      --           --           --      6,301          --           (63)        3,607
                          -------  -----------  -----------  --------   ----------  -----------  ------------
Income from continuing
 operations before
 income taxes...........    4,354        5,026        5,063    36,582        2,648        1,899        33,481
Income taxes............    1,647        1,907        1,919    14,566        1,032          745        13,236
                          -------  -----------  -----------  --------   ----------  -----------  ------------
Net income..............  $ 2,707  $     3,119  $     3,144  $ 22,016   $    1,616  $     1,154      $ 20,245
                          =======  ===========  ===========  ========   ==========  ===========  ============
                                        AS OF MAY 31,                                  AS OF NOVEMBER 30,
                                   ------------------------                         --------------------------
                                                                                                  PRO FORMA
                                      1996         1997                                1997          1997
                                   -----------  -----------                         -----------  -------------
                                   (AMOUNTS IN THOUSANDS)                            (AMOUNTS IN THOUSANDS)
                                                                                          (UNAUDITED)
BALANCE SHEET DATA:
Working capital.........           $     1,930  $     1,970                         $     4,318  $     59,847
Total assets............                26,512       29,368                              27,942     1,187,352
Long-term debt..........                   --           --                                  --        776,415
Total shareholder's
 equity.................                20,305       23,449                              24,603        25,863
                                                                           SIX MONTHS ENDED
                            FISCAL YEARS ENDED MAY 31,                       NOVEMBER 30,
                          ---------------------------------             -----------------------
                           1995       1996         1997                    1996        1997
                          -------  -----------  -----------             ----------- -----------
                              (AMOUNTS IN THOUSANDS)                    (AMOUNTS IN THOUSANDS)
                                                                             (UNAUDITED)
OTHER FINANCIAL DATA:
Cash provided (utilized)
 by operating
 activities.............  $ 1,508      $ 7,879      $ 5,294                $ 2,085        $(403)
Cash utilized by
 investing activities...   (1,421)      (7,678)      (5,418)                (1,962)        (228)
Cash provided by
 financing activities...      --           --           --                     --           650

SUMMARY HISTORICAL FINANCIAL DATA OF MANOR CARE AND PRO FORMA FINANCIAL DATA OF
                           MANORCARE HEALTH SERVICES

  The following table sets forth a summary of selected historical financial data of Manor Care and pro forma financial data for ManorCare Health Services. The historical financial data of Manor Care are also the historical financial data of the Non-Guarantors (other than Mesquite Hospital which will be a Subsidiary Guarantor and whose results are included therein). The historical financial data are not necessarily indicative of the results of operations or financial position that would have been obtained if ManorCare Health Services had been a separate, independent company during the periods shown nor necessarily indicative of ManorCare Health Services' future performance as an independent company. See "Risk Factors Relating to ManorCare Health Services--- Operating History and Future Prospects." The historical statements of income data for the fiscal years ended May 31, 1995, 1996 and 1997 and the historical balance sheet data as of May 31, 1996 and 1997 are derived from the audited financial statements of Manor Care. The historical statements of income data for the six month periods ended November 30, 1996 and 1997 and the historical balance sheet data as of November 30, 1997 are derived from the unaudited consolidated financial statements of Manor Care. The historical financial data set forth below should be read in conjunction with Manor Care's Consolidated Financial Statements and the notes thereto found elsewhere in this Prospectus.

  The consolidated balance sheet as of November 30, 1997, the consolidated statements of income and the consolidated statements of cash flows for the six months ended November 30, 1997 and 1996, have been prepared by Manor Care, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at November 30, 1997 and for all periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with Manor Care's audited consolidated financial statements and notes thereto found elsewhere in this Prospectus. The results of operations and cash flows for the six month periods ended November 30, 1997 and 1996 are not necessarily indicative of the operating results or cash flows for the full year.

  The summary pro forma financial data for the fiscal year ended May 31, 1997 and the six month period ended November 30, 1997 make adjustments to the historical balance sheet and the historical statements of income, as if the Distribution had occurred on November 30, 1997 for purposes of the pro forma balance sheet, and on June 1, 1996 for purposes of the pro forma statements of income. See "Pro Forma Financial Data of ManorCare Health Services" and the accompanying footnotes for a discussion of the principal adjustments made in the preparation of the pro forma financial information. The pro forma financial statements of ManorCare Health Services may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been a separate, independent company during such period. The pro forma adjustments reflect the impact of the Distribution, Lease Agreements, Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, TeamCare (as defined herein) operations from June 1, 1996 to January 31, 1997 (the portion of the fiscal year prior to the TeamCare merger (as defined herein)), and the related income tax effects of these adjustments. See "Pro Forma Financial Data of ManorCare Health Services."

                                  FISCAL YEARS ENDED MAY 31,              SIX MONTHS ENDED NOVEMBER 30,
                          ----------------------------------------------  -----------------------------
                                                              PRO FORMA                         PRO FORMA
                             1995        1996        1997        1997       1996       1997       1997
                          ----------  ----------  ----------  ----------  ---------  ---------  ----------
                                                   (DOLLARS IN THOUSANDS)
                                                                              (UNAUDITED)
STATEMENT OF INCOME
 DATA:
Revenues................  $1,019,458  $1,248,197  $1,527,247  $1,681,966  $ 688,064  $ 885,623  $ 860,286
Expenses:
 Operating expenses.....     769,998     963,081   1,202,836   1,494,809    541,482    723,244    785,632
 Depreciation and
  amortization..........      54,374      68,086      80,378      27,797     36,877     47,818     14,600
 General corporate and
  other.................      63,197      72,322      68,563      70,592     31,873     28,208     32,134
 Provision for asset
  impairment and
  restructuring.........         --       26,300         --        6,950        --         --       6,950
                          ----------  ----------  ----------  ----------  ---------  ---------  ---------
 Total expenses.........     887,569   1,129,789   1,351,777   1,600,148    610,232    799,270    839,316
                          ----------  ----------  ----------  ----------  ---------  ---------  ---------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......     131,889     118,408     175,470      81,818     77,832     86,353     20,970
Other income and
 (expenses):
 Interest income from
  advances to
  discontinued lodging
  segment...............      15,492      19,673      21,221         --      10,157      4,994        --
 Gain on issuance of
  Vitalink stock........         --          --       50,271      50,271        --         --         --
 Interest expense.......     (22,769)    (30,338)    (41,831)    (25,113)   (19,168)   (22,073)   (10,941)
 Interest income and
  other.................       5,219       3,728       4,682      15,590      4,879     11,984     18,897
                          ----------  ----------  ----------  ----------  ---------  ---------  ---------
Income from continuing
 operations before
 income taxes...........     129,831     111,471     209,813     122,566     73,700     81,258     28,926
Income taxes............      52,156      46,000      84,700      52,856     29,400     35,692     15,001
                          ----------  ----------  ----------  ----------  ---------  ---------  ---------
Income from continuing
 operations.............  $   77,675  $   65,471  $  125,113  $   69,710  $  44,300  $  45,566  $  13,925
                          ==========  ==========  ==========  ==========  =========  =========  =========

                                         AS OF MAY 31,      AS OF NOVEMBER 30,
                                     --------------------- ---------------------
                                                                      PRO FORMA
                                        1996       1997       1997       1997
                                     ---------- ---------- ---------- ----------
                                               (DOLLARS IN THOUSANDS)
                                                                (UNAUDITED)
BALANCE SHEET DATA:
Total assets........................ $1,681,840 $1,979,704 $1,995,264 $1,420,861
Long-term debt......................    490,575    596,473    559,063    295,707
Shareholders' equity................    707,769    690,431    729,023    692,098

                                FISCAL YEARS ENDED MAY 31,           SIX MONTHS ENDED NOVEMBER 30,
                          ------------------------------------------ ---------------------------------------
                                                           PRO FORMA                           PRO FORMA
                            1995       1996       1997       1997      1996         1997          1997
                          ---------  ---------  ---------  --------- -----------  -----------  -------------
                                                  (DOLLARS IN THOUSANDS)
                                                                         (UNAUDITED)
OTHER FINANCIAL DATA:
Cash provided by
 continuing operating
 activities.............  $ 120,760  $ 199,307  $  80,151     N/A    $    28,925  $    51,367        N/A
Cash (used in) provided
 by continuing investing
 activities.............   (191,713)  (259,118)  (209,235)    N/A        (90,060)      12,726        N/A
Cash provided by (used
 in) continuing
 financing activities...     80,037    122,644     87,604     N/A         38,337      (43,943)       N/A
Investment in property
 and equipment and
 systems development....     91,900    136,332    183,469     N/A         83,713      110,720        N/A

                                  THE OFFERING

Issuer............  Manor Care Real Estate Corp.

Securities          $350,000,000 aggregate principal amount of  % Senior Notes
 Offered..........  due 2008.

Maturity..........         , 2008.

Interest Payment            and         , commencing        , 1998.
 Dates............

Sinking Fund......  None.

Optional            Except as described below, Manor Care Real Estate may not
 Redemption.......  redeem the Notes prior to    , 2003. On or after such date,
                    Manor Care Real Estate may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together
                    with accrued and unpaid interest, if any, to the date of
                    redemption. In addition, at any time and from time to time
                    on or prior to     , 2001, Manor Care Real Estate may
                    redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Public
                    Equity Offerings by Manor Care Real Estate or Manor Care
                    Realty, at a redemption price equal to % of the principal amount to be redeemed together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 65% aggregate principal amount of the Notes originally issued remains outstanding after each such redemption. See "Description of the Notes--Optional
                    Redemption."

Change of           Upon the occurrence of a Change of Control Triggering Event
 Control..........  (as defined), each holder of Notes will be entitled to require Manor Care Real Estate to purchase any or all of the Notes held by such holder at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. See "Description of the Notes--Offer to Purchase upon a Change of Control
                    Triggering Event," "Description of the Notes--Certain
                    Definitions" and "Risk Factors--Change of Control."

Guarantees........
                    Manor Care Real Estate's obligations under the Notes will be fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis (the "Guarantees") by Manor Care Realty (the "Parent Guarantor") and all of the Restricted Subsidiaries other than inactive Restricted Subsidiaries with no material assets (the "Subsidiary Guarantors" and, together with the Parent Guarantor, the "Guarantors"). As of the Issue Date, all of the subsidiaries of Manor Care Realty and Manor Care Real Estate will be Restricted Subsidiaries. The indenture under which the Notes will be issued (the "Indenture") will provide that if (1) all or substantially all of the assets of any Subsidiary Guarantor or all of the Equity Interests of any Subsidiary Guarantor are sold (including by issuance or otherwise) by Manor Care Real Estate or by the Parent Guarantor and its Subsidiaries in accordance with the terms of the Indenture, or (2) the unsecured senior Indebtedness of the Parent Guarantor, without benefit of any credit enhancement, shall have been rated the Minimum Rating (as defined), or (3) a Subsidiary Guarantor shall no longer be required to guarantee the obligations of Manor Care Real Estate under the Credit Facilities, or otherwise be an obligor under, or provide credit support with respect to, the Credit Facilities, then such Subsidiary Guarantor or all Subsidiary Guarantors, as the case may be, shall automatically be released and discharged of all guaranteed obligations with respect to the Indenture and the Notes. See "Description of the Notes--Guarantees" and "Risk Factors--Holding Company Structure" and "Fraudulent Transfer Considerations; Legal Dividend Requirements."

                    The Subsidiary Guarantors are: Archive Retrieval Systems, Inc.; Archive Acquisition, Inc.; American Hospital Building Corporation; Americana Healthcare Corporation of Georgia; Americana Healthcare Corporation of Naples; Baily Nursing Home, Inc.; Chesapeake Manor, Inc.; Colewood Realty Corp.; Community Hospital of Mesquite, Inc.; DeKalb Healthcare Corporation; Devon Manor Corporation; Executive Advertising, Inc.; Four Seasons Nursing Centers, Inc.; Healthcare Construction Corp.; Industrial Wastes, Inc.; Jacksonville Healthcare Corporation; Leader Nursing and Rehabilitation Center of Bethel Park, Inc.; Leader Nursing and Rehabilitation Center of Gloucester, Inc.; Leader Nursing and Rehabilitation Center of Scott Township, Inc.; Leader Nursing and Rehabilitation Center of Virginia, Inc.; Manor Care of Akron, Inc.; Manor Care of Arizona, Inc.; Manor Care of Arlington, Inc.; Manor Care of Boca Raton, Inc.; Manor Care of Canton, Inc.; Manor Care of Charleston, Inc.; Manor Care of Cincinnati, Inc.; Manor Care of Columbia, Inc.; ManorCare Health Services of Northampton County, Inc.; Manor Care of Hinsdale, Inc.; Manor Care of Kansas, Inc.; Manor Care of Kingston Court, Inc.; Manor Care of Largo, Inc.; Manor Care of Lexington, Inc.; Manor Care of Meadow Park, Inc.; Manor Care of Mesquite, Inc.; Manor Care of North Olmstead, Inc.; Manor Care of Pinehurst, Inc.; Manor Care of Plantation, Inc.; Manor Care Properties, Inc.; Manor Care of Rolling Meadows, Inc.; Manor Care of Rossville, Inc.; Manor Care of Willoughby, Inc.; Manor Care of York (North) Inc.; Manor Care of York (South), Inc.; Nightingale Nursing Home, Inc. (The); MNR Finance Corp.; MRS, Inc.; PLM, Inc.; Pneumatic Concrete, Inc.; Portfolio One, Inc.; Rehab Source, Inc.; Roland Park Nursing Center, Inc.; Silver Spring-Wheaton Nursing Home, Inc.; Stratford Manor, Inc.; and Stutex Corp. The Non-Guarantors are: ManorCare Health Services, all of the currently existing subsidiaries of ManorCare Health Services, and those subsidiaries of Manor Care that will be subsidiaries of ManorCare Health Services following the
                    Distribution: Distco, Inc., Manor Care of Centreville, Inc., Manor Care of Darien, Inc., Manor Care of Delaware County, Inc., Manor Care of Miamisburg, Inc., Medical Aid Training Schools, Inc., Mid-Atlantic Post Acute Network, Inc., Peak Rehabilitation, Inc. and TotalCare Clinical Laboratories, Inc.

                    ManorCare Health Services is included as a co-registrant in this Prospectus for securities law purposes because it will receive a portion of the proceeds of the Offering. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the Notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries.

Ranking...........  The Notes and the Guarantees will be unsecured senior obligations of Manor Care Real Estate and the Guarantors, respectively, and will rank pari passu with all other existing and future senior Indebtedness of Manor Care Real Estate and the Guarantors, including the Real Estate Note and the Credit Facilities. However, the Notes and the Guarantees will be effectively subordinated to secured Indebtedness of Manor Care Real Estate and the Guarantors to the extent of the assets securing such Indebtedness, including all Indebtedness under the Credit Facilities. After giving pro forma effect to the Offering, the use of proceeds thereof, the Distribution and related transactions (and assuming the holders of 100% of the outstanding Old

                    Senior Notes accept the Exchange Offer), as of November 30, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been approximately $776 million, including approximately $176 million of secured borrowings (including indebtedness under the Credit Facilities and mortgage bond indebtedness), and unused commitments under the Credit Facilities would have been $300 million. See "Risk Factors--Asset Encumbrances."

Restrictive
 Covenants........  The Indenture will limit, among other things, (i) the incurrence of additional indebtedness by Manor Care Realty and its Restricted Subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of Manor Care Realty and its Restricted Subsidiaries, (iii) investments by Manor Care Realty and its Restricted Subsidiaries, (iv) sales of assets by Manor Care Realty and its Restricted Subsidiaries and Restricted Subsidiary stock, (v) transactions with affiliates, (vi) the creation of liens by Manor Care Realty and its Restricted Subsidiaries and (vii) consolidations, mergers and transfers of all or substantially all of the assets of Manor Care Realty or Manor Care Real Estate. The Indenture will also prohibit certain restrictions on distributions from Restricted Subsidiaries. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. Certain of such covenants will not apply and will have no force or effect from and after such time as unsecured senior indebtedness of Manor Care Realty, without benefit of any credit enhancement, shall have achieved the Minimum Rating. Except as described under "Description of the Notes--Offer to Purchase upon a Change of Control Triggering Event," the Indenture does not contain provisions that permit the holders of the Notes to require Manor Care Real Estate to repurchase or redeem Notes in the event of a highly leveraged transaction. See "Description of the Notes-- Certain Covenants."

Use of Proceeds...  The gross proceeds of $350 million from the issuance of the
                    Notes offered hereby (before deduction of discounts and commissions), together with borrowings under the Credit Facilities, will be used to effect the Distribution, including financing the cash portion of the Capital Contribution to ManorCare Health Services, refinancing certain debt of Manor Care and paying related fees and expenses. See "Use of Proceeds."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers in evaluating an investment in the Notes.

  Prospective investors should consider carefully, in addition to the other information contained in or incorporated by reference in this Prospectus, the following factors before purchasing the Notes offered hereby.

                  RISK FACTORS RELATING TO MANOR CARE REALTY

FORWARD-LOOKING INFORMATION; HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  This Prospectus contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by management of Manor Care Realty which, although believed by management of Manor Care Realty to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon such estimates and statements. No assurance can be given that any of such estimates will be realized and it is likely that actual results will differ materially from those contemplated by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

  Among the key factors that may have a direct bearing on Manor Care Realty's operating results is Manor Care Realty's ability to implement its plan to construct, develop, acquire or sell skilled nursing and assisted living facilities. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Prospectus. Factors that may affect such plans or results include, without limitation, (i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required, (ii) the nature and extent of future competition,
(iii) the extent of future health care reform and regulation, including cost containment measures, (iv) ManorCare Health Services' ability to manage and operate the Skilled Nursing Facilities, (v) the loss or retirement of key members of management or significant changes in the shareholder bases of Manor Care Realty or ManorCare Health Services, (vi) increases in Manor Care Realty's cost of borrowing, (vii) any costs associated with Manor Care Realty's transition to a separate public company, (viii) changes in the mix of payment sources for patient services provided by ManorCare Health Services, including any decrease in the amount and percentage of revenues derived from private payors, (ix) the ability of ManorCare Health Services to continue to deliver high quality care and to attract private pay residents, and (x) changes in general economic conditions and/or in the markets in which Manor Care Realty may, from time to time, compete. Many of such factors are beyond the control of Manor Care Realty and its management. Because Manor Care Realty will be dependent to a large extent on ManorCare Health Services, Manor Care Realty will also be affected adversely to the extent that any of the above factors affect ManorCare Health Services.

  The historical financial statements and data of Manor Care included, or incorporated by reference herein, do not give effect to the Distribution and related transactions. Manor Care, prior to the Distribution, had different management, revenue base and cost structures, as well as significantly different capitalization. In addition, Manor Care Realty did not operate as a separate company during such periods. Consequently, the historical financial statements and data included herein do not indicate the results of operations or financial condition of Manor Care Realty that would have been reported for the periods indicated. In addition, the pro forma financial statements and data, which give effect to the Distribution and related transactions, are included herein for informational purposes and, while management believes that they may be helpful in understanding the operations of Manor Care Realty, on such a pro forma basis, undue reliance should not be placed thereon. Such pro forma financial statements and data do not reflect the future results of Manor Care Realty.

NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND UNCERTAINTY OF FUTURE PROSPECTS

  Manor Care Realty does not have an operating history as an independent public company. However, Manor Care Realty will own and conduct the operations of Manor Care's real estate development business and Mesquite Hospital. These businesses were previously conducted by Manor Care as divisions of a large public company with greater financial strength. In addition, the division of Manor Care may result in some temporary dislocation and inefficiencies to the business operations, as well as to the organizational and personnel structure. There can be no assurance that Manor Care Realty's operations will be profitable in 1998 or in future years.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

  As a result of the Distribution, Manor Care Realty will be highly leveraged, with indebtedness that is very substantial in relation to its stockholders' equity. After giving pro forma effect to the Offering, the use of proceeds thereof, the Distribution and related transactions (and assuming the holders of 100% of the outstanding Old Senior Notes accept the Exchange Offer), as of November 30, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been $776 million and Manor Care Realty's stockholders' equity would have been $25.9 million. The indebtedness consists of the following: (i) $350 million aggregate principal amount of Notes offered hereby, (ii) the Real Estate Note, in an aggregate principal amount of up to $250 million, (iii) $150 million drawn under the term loan portion of the Credit Facilities, which bear interest at either LIBOR or Chase's base rate plus a variable margin (the term loan portion of the Credit Facilities amortizes in years six through eight), and (iv) $26 million of facility-specific mortgage bond indebtedness with maturities and interest rates ranging from one to twenty-six years, and 4% to 12%, respectively. The $350 million aggregate principal amount of indebtedness offered hereby and the $250 million Real Estate Note will mature in 2008. The $150 million drawn under the Term Facility will be subject to amortization payments (payable quarterly) as follows: $1 million in each of 1998, 1999, 2000, 2001, 2002 and 2003 and $72 million in each of 2004 and
2005. Manor Care Realty expects that the Credit Facilities and the Indenture will permit Manor Care Realty to incur additional indebtedness, subject to certain limitations. Manor Care Realty will need to incur additional indebtedness over the next five years to fund the planned development of skilled nursing and assisted living facilities over the next five years, and it is expected that this will be funded principally through the Revolving Credit Facility. The Credit Facilities will be subject to mandatory prepayment in certain circumstances. See "Description of Certain Indebtedness."

  The degree to which Manor Care Realty is leveraged could have important consequences, including the following: (i) Manor Care Realty's ability to obtain additional financing in the future to fund construction of facilities, for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of Manor Care Realty's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Manor Care Realty for its operations; (iii) certain of Manor Care Realty's borrowings will be at variable rates of interest, which will cause Manor Care Realty to be vulnerable to increases in interest rates; and (iv) Manor Care Realty's substantial leverage may make it more vulnerable to cost increases and adverse economic conditions and limit its ability to withstand competitive pressures or take advantage of business opportunities.

  Manor Care Realty's business is capital intensive and Manor Care Realty will continue to have significant capital requirements in the future. As a highly leveraged corporation, any new financings and refinancings by Manor Care Realty of its existing debt may be at higher interest rates and on less advantageous terms than would have been the case had the Distribution not taken place. Manor Care Realty's ability to meet certain financial tests in the Credit Facilities will be dependent upon its ability to reduce its leverage over the next three to five years. Such reductions may require Manor Care Realty to raise additional equity, which will be dependent upon conditions then prevailing in the United States equity capital markets. See "Description of Certain Indebtedness--The Credit Facilities."

  Manor Care Realty's ability to repay the indebtedness to be incurred in connection with the Distribution at its scheduled maturity is expected to be dependent in whole or in part on its obtaining additional debt and/or equity financing or, alternatively, the disposition of assets. The Credit Facilities are expected to be secured by substantially all of the assets of Manor Care Realty and Manor Care Real Estate, by certain assets of Manor Care Realty's other subsidiaries and by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services, including the Lease Agreements and the Development Agreement. No assurances can be given as to Manor Care Realty's ability to repay other indebtedness with a combination of operating cash flow and refinancings or seek additional financing, which ability may be impaired as a result of such security. However, based on current management expectations and assuming no material change in general economic conditions, Manor Care Realty believes that it will be able to repay its maturing indebtedness with a combination of operating cash flow and refinancings in the capital and bank markets, as applicable, as it is currently scheduled to become due. In the event Manor Care Realty is unable to obtain the necessary funds to repay its indebtedness, Manor Care Realty would be in default under the terms of its indebtedness. Such a default could result in, among other things, a foreclosure or other actions by creditors against collateral securing such indebtedness, and in cross defaults to other indebtedness resulting in the acceleration of the maturity of all principal and interest of indebtedness subject to such cross defaults. In the event of such a default and a resulting foreclosure on the skilled nursing facilities, Manor Care Realty would not receive any further lease payments from ManorCare Health Services under the terms of the Lease Agreements. The loss of lease payments payable to Manor Care Realty under the Lease Agreements would have a material adverse effect on Manor Care Realty's revenues and results of operations.

  Manor Care Realty's ability to make scheduled principal payments or to refinance its obligations with respect to its indebtedness depends primarily on the financial and operating performance of ManorCare Health Services, which, in turn, is subject to prevailing economic conditions and to financial, business, industry and other factors which are beyond its control. See "-- Forward-Looking Information; Historical and Pro Forma Financial Information" for a description of certain factors that may affect Manor Care Realty's and ManorCare Health Service's financial and operating performance. There can be no assurance that Manor Care Realty's operating results will be sufficient for payment of Manor Care Realty's indebtedness.

  Manor Care Realty currently anticipates investing between $1.5 billion and $1.9 billion over the next five years in the development of skilled nursing and assisted living facilities. This includes acquisitions of existing skilled nursing facilities and includes capital improvements for new and existing facilities. The amount of additional indebtedness required to fund this capital requirement currently is anticipated to be approximately $250 million and it is expected that this will be funded principally through the Revolving Credit Facility. The balance is currently expected to be funded from the proceeds from the sales of assisted living facilities to ManorCare Health Services, an equity offering expected to occur in late fiscal year 1998, and from cash provided from operating activities. There can be no assurances that Manor Care Realty will be able to obtain debt or equity financing on terms acceptable to it or that the proceeds of such financings will be available or sufficient to fund assisted living and skilled nursing development over the next five years.

HOLDING COMPANY STRUCTURE; STRUCTURAL SUBORDINATION

  Manor Care Realty is a holding company with no material business operations, sources of income or assets of its own other than the shares of its subsidiaries, and Manor Care Real Estate conducts a significant portion of its operations through subsidiaries. Because substantially all of Manor Care Realty's and a significant portion of Manor Care Real Estate's operations are conducted through subsidiaries, each of Manor Care Realty's and Manor Care Real Estate's cash flow and, consequently, their respective abilities to meet their respective debt service obligations, including as to payment of principal, premium, if any, and interest on the Notes, is dependent upon the cash flow of their respective subsidiaries and the payment of funds by those subsidiaries in the form of loans, dividends, fees or otherwise. The subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether in the form of loans, dividends or otherwise, except pursuant to the Guarantees, which are subject to release under certain circumstances. See "--Fraudulent Transfer Considerations, Legal Dividend Requirements." Any right of Manor Care Realty or Manor Care Real Estate, as the case may be, to receive assets of any of its subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the Notes to participate in the distribution of proceeds from those assets) will be effectively subordinated to the claims of such subsidiary's creditors (including tax authorities, trade creditors, the lenders under the Credit Facilities, and subject to the considerations described under "--Fraudulent Transfer Considerations; Legal

Dividend Requirements" and so long as the Guarantees have not been released the holders of the Notes, as well as other lenders to those subsidiaries), except to the extent that Manor Care Realty or Manor Care Real Estate, as the case may be, is itself a creditor of such subsidiary, in which case such entity's claims would still be subordinated to any security interest in the assets of such subsidiary and indebtedness of such subsidiary senior to that held by such entity. See "--Asset Encumbrances." The terms of the Indenture will provide for the automatic release of a Subsidiary Guarantor's Guarantee under the Indenture in the event such Subsidiary Guarantor is not an obligor under the Credit Facilities and the lenders under such Credit Facilities may require such releases of a Subsidiary Guarantor's Guarantee even after a Default or Event of Default occurs under the Notes. Accordingly, there can be no assurance that the Guarantees of the Subsidiary Guarantors will be in effect following a Default or Event of Default under the Indenture or a default under the Credit Facilities. In such event such Subsidiary Guarantors will have no obligation with respect to the repayment of principal and the interest on the Notes. Moreover, because Manor Care Realty anticipates that the stock of such Subsidiary Guarantors will be pledged to secure indebtedness outstanding under the Credit Facilities, should the lenders under the Credit Facilities require releases of the Subsidiary Guarantors' Guarantees, the net asset values of such Subsidiary Guarantors may be claimed by the lenders under the Credit Facilities as pledgees of the stock of the Subsidiary Guarantors and may become available to repay the Notes only after the indebtedness of Manor Care Real Estate under the Credit Facilities is fully satisfied. In addition, although the Indenture limits the ability of Manor Care Realty's Restricted Subsidiaries to incur additional indebtedness and to enter into agreements that restrict the ability of each Restricted Subsidiary to pay dividends or make or repay loans or other payments to Manor Care Realty, Manor Care Realty's Restricted Subsidiaries may nevertheless be able to incur substantial additional indebtedness. See "Description of the Notes-- Covenants."

ASSET ENCUMBRANCES

  The Notes and the Guarantees will be effectively subordinated to any secured Indebtedness of Manor Care Real Estate and the Guarantors, respectively, to the extent of the assets securing such Indebtedness. It is expected that the Credit Facilities will be secured (i) by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries, (ii) by substantially all of the assets directly owned by Manor Care Realty and Manor Care Real Estate and by certain assets of Manor Care Realty's other subsidiaries, and (iii) by an assignment of certain agreements between Manor Care Real Estate or a subsidiary of Manor Care Real Estate on the one hand, and ManorCare Health Services or a subsidiary of ManorCare Health Services, on the other hand, including the Lease Agreements and the Development Agreement. The Lease Agreements and the Development Agreement are expected to generate substantially all of the revenues and cash flow of Manor Care Real Estate. On a pro forma basis after giving effect to the Distribution and related transactions (and assuming the holders of 100% of the outstanding Old Senior Notes accept the Exchange Offer), as of November 30, 1997, Manor Care Realty would have had approximately $176 million of secured borrowings (including $150 million of indebtedness under the Credit Facilities and $26 million of mortgage bond indebtedness), and unused commitments under the Credit Facilities of $300 million. The Indenture will permit Manor Care Realty, Manor Care Real Estate and the Restricted Subsidiaries to incur additional secured Indebtedness, subject to certain limitations.

RESTRICTIONS IMPOSED BY TERMS OF MANOR CARE REALTY'S INDEBTEDNESS

  The Indenture will restrict, among other things, the ability of Manor Care Realty and its subsidiaries, other than the Unrestricted Subsidiaries, to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments. In addition, Manor Care Realty anticipates that the Credit Facilities will impose upon Manor Care Realty certain financial and operating covenants, including, among others, requirements that Manor Care Realty maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures, and restrictions on the ability of Manor Care Realty and its subsidiaries to incur debt, pay dividends, or take certain other corporate actions, all of which may restrict Manor Care Realty's ability to expand or to pursue its business strategies. The terms of the Indenture will provide for the automatic release of a Subsidiary Guarantor's Guarantee under the Indenture in the event such Subsidiary Guarantor is not an obligor under the Credit Facilities and the lenders under such Credit Facilities may require such releases of a Subsidiary Guarantor's Guarantee even after a Default or Event of Default occurs under the Notes. Accordingly, there can be no assurance that the Guarantees of the Subsidiary Guarantors will be in effect following a Default or Event of Default under the Indenture or a default under the Credit Facilities. In such event such Subsidiary Guarantors will have no obligation with respect to the repayment of principal and the interest on the Notes. Moreover, because Manor Care Realty anticipates that the stock of such Subsidiary Guarantors will be pledged to secure indebtedness outstanding under the Credit Facilities, should the lenders under the Credit Facilities require releases of the Subsidiary Guarantors' Guarantees, the net asset values of such Subsidiary Guarantors may be claimed by the lenders under the Credit Facilities as pledgees of the stock of the Subsidiary Guarantors and may become available to repay the Notes only after the indebtedness of Manor Care Real Estate under the Credit Facilities is fully satisfied. There can be no assurance that Manor Care Realty will be able to comply with the covenants contained in the Indenture and the Credit Facilities and in addition, changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in Manor Care Realty's debt instruments. Failure by Manor Care Realty to comply with such covenants may result in an event of default which, if not cured or waived, could have a material adverse effect on Manor Care Realty. See "--Substantial Leverage; Ability to Service Indebtedness," "--Holding Company Structure; Structural Subordination," "--Asset Encumbrances," "Description of the Notes" and "Description of Certain Indebtedness."

THE REAL ESTATE NOTE

  The Real Estate Note provides that after the three year anniversary of the issuance thereof, ManorCare Health Services may request that Manor Care Real Estate redeem the Real Estate Note at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. Manor Care Real Estate may not have adequate funds to effect such redemption and in such case may seek to obtain funds therefor through additional debt or equity financing. The anticipated terms of the Credit Facility will not permit Manor Care Real Estate to refinance the Real Estate Note with the proceeds of borrowings thereunder and will limit Manor Care Real Estate's right to refinance the Real Estate Note; the Indenture will permit Manor Care Real Estate to refinance the Real Estate Note. In the event that ManorCare Health Services requests that Manor Care Real Estate redeem the Real Estate Note and Manor Care Real Estate does not redeem the Real Estate Note, the interest rate on the Real Estate Note will increase by 200 basis points; provided that such interest rate will not be so increased unless, as of the time such request for redemption is made, the aggregate amount of rent paid by ManorCare Health Services under the Lease Agreements with respect to all properties subject to such Lease Agreements shall equal or exceed the aggregate Priority Sum for all such properties on a cumulative basis from the Effective Date through the third anniversary thereof (such aggregate amount of rent being herein referred to as the "Threshold Rent"). Solely for purposes of calculating the Threshold Rent, (i) the aggregate Priority Sum for the fiscal year ended May 31, 1999 shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $5 million and (ii) the aggregate Priority Sum for the fiscal year ended May 31, 2000 and thereafter shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $10 million. Any such increased interest rate on the Real Estate Note may have a material adverse affect on Manor Care Realty.

FRAUDULENT TRANSFER CONSIDERATIONS; LEGAL DIVIDEND REQUIREMENTS

  It is a condition to the consummation of the Distribution that each of Manor Care Realty and ManorCare Health Services shall have received an opinion satisfactory to Manor Care's Board of Directors regarding the solvency of Manor Care Realty and ManorCare Health Services and the permissibility of the Contribution of Assets, the Capital Contribution, the Assumption of Liabilities and the Distribution under Section 170 of the Delaware General Corporation Law (the "DGCL"). Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the permissibility of the Distribution under Section 170 of DGCL and the solvency of Manor Care and ManorCare Health Services as of the declaration by Manor Care of the distribution of the capital stock of ManorCare Health Services to Manor Care's shareholders and as of the consummation of the Distribution. There is no certainty, however, that a court would reach the same conclusions set forth in such opinion in determining whether Manor Care Real Estate, Manor Care Realty or ManorCare Health Services was insolvent at the time of, or after giving effect to, the Contribution of Assets, the Capital Contribution, the Assumption of Liabilities and the Distribution.

  If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time Manor Care effected the Distribution, Manor Care, Manor Care Real Estate or any of the Guarantors (i) (a) was insolvent, (b) was rendered insolvent by reason of the Distribution or the incurrence of the indebtedness represented by the Notes and the Guarantees, (c) was engaged in a business or transaction for which its remaining assets, as the case may be, constituted unreasonably small capital, or (d) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured and received less than fair consideration or reasonably equivalent value or (ii) made the Distribution, issued the Notes or guaranteed the Notes with actual intent to hinder, delay or defraud existing or future creditors of Manor Care, Manor Care Real Estate or the Guarantors, such court may be asked to void the Distribution (in whole or in part), the Notes and/or the Guarantees as fraudulent conveyances. If a court finds that the Distribution or the Offering and use of proceeds thereof constituted a fraudulent conveyance of assets of Manor Care, Manor Care Real Estate or the Guarantors, such court may void or subordinate the obligations of the Notes and/or the Guarantees. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care, Manor Care Real Estate or a Subsidiary Guarantor would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. In determining the debts of Manor Care, Manor Care Real Estate or a Subsidiary Guarantor for such purpose, a court may disregard, in whole or in part, the effect of the Assumption of Liabilities by ManorCare Health Services if it finds that ManorCare Health Services was at the time of the Assumption of Liabilities unable to pay assumed debts.

  After giving pro forma effect to the Distribution and related transactions as if they occurred on November 30, 1997, (and assuming the holders of 100% of the Old Senior Notes accept the Exchange Offer), ManorCare Health Services would have assumed approximately (i) $195.1 million of Manor Care's indebtedness, (ii) liabilities of Manor Care relating to benefits and workers' compensation of approximately $56.0 million, (iii) current liabilities of the skilled nursing facilities of approximately $46.6 million, and (iv) deferred tax liabilities of Manor Care of approximately $40.7 million. In addition, pursuant to the Distribution Agreement, ManorCare Health Services will assume certain contingent liabilities of Manor Care. If, applying the foregoing standards, ManorCare Health Services is found to have effected a fraudulent conveyance in assuming debts of Manor Care pursuant to the Assumption of Liabilities, a court in a suit by an unpaid creditor or representative of creditors may void the Assumption of Liabilities (in whole or in part) with the result that Manor Care Realty may be required to pay all or part of such liabilities.

  Manor Care's Board of Directors and management believe that, in accordance with the solvency opinion rendered in connection with the Distribution, both prior to and immediately following the consummation of the Distribution, (i) Manor Care, Manor Care Realty and ManorCare Health Services each (a) will be solvent (in accordance with the foregoing definitions), (b) will be able to repay its debts as they mature, and (c) will have sufficient capital to carry on its businesses and (ii) the Distribution will be made entirely out of Manor Care's surplus, as required under Section 170 of the Delaware General Corporation Law. Manor Care's Board of Directors and management further believe that neither Manor Care nor ManorCare Health Services is entering into the Distribution with any actual intent to hinder, delay or defraud existing or future creditors of Manor Care Realty or ManorCare Health Services. Therefore, the Notes should not be voided as a fraudulent conveyance. The Board is not expected to receive an opinion, however, with respect to the solvency of each Subsidiary Guarantor.

  The ability of Manor Care Real Estate, Manor Care Realty and the Subsidiary Guarantors to honor their obligations under the Notes may depend, in part, on the continued payment of rentals under one or more leases entered into between Manor Care Real Estate or a subsidiary thereof as lessor and ManorCare Health Services or a subsidiary thereof as lessee. However, in the event that ManorCare Health Services becomes the subject of bankruptcy proceedings, a trustee in bankruptcy for ManorCare Health Services, or ManorCare Health Services as "debtor in possession," may elect to reject such leases, with the result that rental payments under such leases may terminate. Pending assumption or rejection of leases, Manor Care Realty may be subjected to delay in receiving rental payments. Although, in the event of such a rejection of leases, Manor Care Realty may be able to assert claims for damages against ManorCare Health Services, the permissible amount of such claims may be limited by provisions of bankruptcy law, and no assurance can be given as to the ranking of Manor Care Realty's claims. In addition, in the event of a ManorCare Health Services bankruptcy, no assurance can be given that Manor Care Real Estate will be permitted to reduce its liability to ManorCare Health Services under the Real Estate Note by setting off liabilities owed to it by ManorCare Health Services, whether arising from the rejection or termination of leases or otherwise. Further, the benefit of any such offset may be claimed by the secured lenders. Manor Care Realty and Manor Care Real Estate may be deemed "insiders" of ManorCare Health Services for purposes of the preferential transfer provisions of the federal bankruptcy law. As a result, it is possible that payments made by ManorCare Health Services to or for the benefit of Manor Care Realty or Manor Care Real Estate on account of pre-existing debts within one year of the commencement of bankruptcy proceedings for ManorCare Health Services may be voided and recovered from Manor Care Realty as preferential transfers. Payments made by ManorCare Health Services to third parties under the Assumption of Liabilities may be deemed payments for the benefit of Manor Care Realty for this purpose, and as a result, such payments, if made within one year of the commencement of bankruptcy proceedings, may be recoverable from Manor Care Realty.

DEPENDENCE UPON MANORCARE HEALTH SERVICES

  ManorCare Health Services will account for the vast majority of Manor Care Realty's revenues over at least the first five years after the Distribution. Following the Distribution, Manor Care Realty's principal sources of revenue will arise from payments pursuant to the lease of the Skilled Nursing Facilities to ManorCare Health Services, the proceeds of the sale to ManorCare Health Services of assisted living facilities developed by Manor Care Realty and revenues derived from Mesquite Hospital. In addition, pursuant to the terms of the Non-Competition Agreement, Manor Care Realty may not, subject to certain exceptions, enter into management agreements with third parties with respect to acquired or developed skilled nursing facilities properties unless ManorCare Health Services has declined to manage such facilities. The Non-Competition Agreement imposes other restrictions on Manor Care Realty. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution-- Non-Competition Agreement." Accordingly, Manor Care Realty's financial and operating performance will depend primarily on the financial and operating performance of ManorCare Health Services. Poor performance of the Skilled Nursing Facilities operated by ManorCare Health Services or the assisted living facilities developed for ManorCare Health Services would have a material adverse effect on Manor Care Realty or render Manor Care Realty unable to meet its debt service requirements. Although Manor Care Realty will consider, subject to capital constraints and the terms of the Non-Competition Agreement, diversifying its business, there can be no assurance that it will be able to do so or, if able, to be successful in this effort. In the event that Manor Care Realty pursues its strategy to diversify its business, Manor Care Realty may require substantial additional capital resources. See "Business of Manor Care Realty after the Distribution."

DEPENDENCE BY MANOR CARE REALTY ON RELATED PARTY AGREEMENTS WITH MANORCARE HEALTH SERVICES; FAILURE TO ACHIEVE OCCUPANCY RATES AT NEWLY DEVELOPED ASSISTED LIVING FACILITIES

  In connection with the Distribution, Manor Care Realty will enter into agreements with ManorCare Health Services, including the Development Agreement, the Lease Agreements and the Assisted Living Management Agreement. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for ManorCare Health Services. ManorCare Health Services will be obligated to purchase such facility if at any time during the two-year period measured from the time a particular facility opens, occupancy reaches 75% for a period of five days. Such purchases shall be at fixed prices based upon a stated premium to approved construction costs as determined under the Development Agreement. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. Pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. Given that the assisted living facilities will be managed by ManorCare Health Services during the two-year stabilization period, the occupancy levels in these facilities depend on ManorCare Health Services' ability to manage the facilities. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution-Development Agreement."

  The 16 Arden Courts facilities, including five mature facilities (facilities that have been operated by Manor Care for a minimum of two years) and eleven start-up facilities, had an average occupancy of 79% as of March 1, 1998. Thirteen of the Arden Courts attained occupancy of 75% or greater as of March 1, 1998. For the 13 facilities that have reached 75% occupancy, the 75% occupancy level was achieved on average in 11 months. The average occupancy of these facilities on March 1, 1998 was 90%. With the five most recent openings, Manor Care has intensified pre-marketing efforts in an attempt to shorten the time period required to reach full occupancy.

  The 20 Springhouse senior residences, including 18 mature facilities and two start-up facilities, had an average occupancy of 83% as of March 1, 1998. Seventeen of the Springhouse senior residences were acquired and two were built in the late 1980's. Manor Care recently developed a prototypical design for the future development of its Springhouse product and opened the first such facility in February, 1997 in Tucson, Arizona. The Tucson Springhouse facility had an occupancy of 67% as of March 1, 1998.

  If ManorCare Health Services does not acquire a facility within the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will retain the rights to the Arden Courts and Springhouse brand names in the event of a third-party sale. Accordingly, the risks related to construction and the initial occupancy and operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty. There can be no assurance that the requisite occupancy levels will be achieved at a particular facility. In such event there can be no assurance that Manor Care Realty would be able to sell the facility to a third party on attractive terms.

  Pursuant to the Lease Agreements, Manor Care Realty will lease to ManorCare Health Services all of its Skilled Nursing Facilities, and Manor Care Realty will grant to ManorCare Health Services, pursuant to the Lease Agreements or by separate agreement, the right to manage all of Manor Care Realty's current and future skilled nursing facilities. Under the Lease Agreements, Manor Care Realty will, in effect, bear the economic and other costs associated with the operation of the Skilled Nursing Facilities and share in a portion of the operating profit of each such facility. Lease payments payable to Manor Care Realty under the Lease Agreements are, in effect, subordinated to operating expenses and certain management fees payable to ManorCare Health Services under the Lease Agreements. Manor Care Realty's revenues will be dependent on the fees generated by the Lease Agreements and revenues derived from Mesquite Hospital as well as on any proceeds received from the sale of assisted living facilities to ManorCare Health Services under the Development Agreement; however, Manor Care Realty will, in effect, bear the risks that the Skilled Nursing Facilities cannot be operated profitably and that the assisted living facilities will not be developed within their budget or will not reach 75% occupancy within two years of their opening. Pursuant to the Distribution Agreement, Manor Care Realty (and not ManorCare Health Services) will remain liable for certain pre-Distribution liabilities (other than certain tax liabilities which are the subject of the Tax Sharing Agreement). However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail for any reason to perform its obligations pursuant to such assumed liabilities. See "Relationship Between Manor Care Realty and ManorCare Health Services after the Distribution."

  The financial terms of the Lease Agreements were structured by Manor Care's management under the general direction of Manor Care's Board of Directors to create a risk/reward sharing arrangement at each of the Skilled Nursing Facilities pursuant to which each of the companies would be fairly and reasonably compensated for the contributions it made and the risks it assumed. Manor Care did not seek proposals from unaffiliated third parties. Such a solicitation would not have been practical in view of the proposed relationship and make-up of the two companies to be parties to the Lease Agreements. However, after the terms of the Lease Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that alternative third party proposals were not solicited. Similarly, the financial terms of the Development Agreement and the Assisted Living Facility Management Agreements were structured to achieve the following objectives: (i) Manor Care Realty should receive a fair return on its capital invested in developing new assisted living facilities; (ii) ManorCare Health Services should be required to purchase a facility immediately upon its achievement of a profitable occupancy level; and (iii) each party should receive returns based on the magnitude and duration of risks assumed by that party pursuant to the Development Agreement and the Assisted Living Facility Management Agreement. After the terms of the Development Agreement and the Assisted Living Facility Management Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that Manor Care Realty would be functioning substantially as ManorCare Health Services' developer of assisted living facilities. Based on the Board of Directors' review, the Board concurred with management's judgment that the transactions contemplated by the Distribution Agreement, including the Distribution, the Capital Contribution, the execution, delivery and performance of the Lease Agreements, the Development Agreement and the Assisted Living Facility Management Agreement and the transactions contemplated thereby, when considered as a whole, are no less favorable to either Manor Care Realty or ManorCare Health Services than would be available from an unaffiliated third party.

NEED FOR ADDITIONAL FINANCING TO FUND DEVELOPMENT OF ASSISTED LIVING
FACILITIES

  During the first five years after the Distribution, Manor Care Realty plans to develop approximately 200 new facilities for ManorCare Health Services. The estimated cost to complete these facilities is approximately $1.4 billion. Manor Care Realty's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond Manor Care Realty's control. Manor Care Realty plans to finance this development with borrowings under the Credit Facilities, proceeds from sales of assisted living facilities to ManorCare Health Services pursuant to the terms of the Development Agreement, cash flow from operations and proceeds from additional debt and/or equity financings. In this regard, within one year of the consummation of the Distribution, Manor Care Realty plans to raise approximately $100 to $150 million in equity and may use the proceeds of such offering to reduce indebtedness and/or to fund the development of assisted living facilities. Such equity financing will be dependent upon conditions then prevailing in the United States equity capital markets. There can be no assurance that any such additional financings will be available at all, or if available, on terms acceptable to Manor Care Realty. In addition, Manor Care Realty expects that its ability to borrow under the Credit Facilities will be subject to Manor Care Realty's compliance with certain covenants and other conditions and that the obligation of ManorCare Health Services to purchase assisted living facilities pursuant to the Development Agreement will be subject to achieving certain occupancy levels in the facilities. See "Description of Certain Indebtedness--The Credit Facilities" and "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Development Agreement Relating to Assisted Living Facilities". There can be no assurance that Manor Care Realty will satisfy the conditions to borrowing under the Credit Facilities or that the requisite occupancy levels will be achieved at the assisted living facilities developed by Manor Care Realty for sale to ManorCare Health Services. If Manor Care Realty is unable to obtain additional financing or if it is unable to satisfy the conditions to borrowing under the Credit Facilities or if ManorCare Health Services does not purchase substantially all of the assisted living facilities developed by Manor Care Realty, Manor Care Realty may be required to delay or eliminate some or all of its development projects all of which could have a material adverse effect on Manor Care Realty.

DEVELOPMENT AND CONSTRUCTION RISKS

  There can be no assurance that Manor Care Realty will not suffer delays in its development program. The successful development of additional facilities will involve a number of risks, including the possibility that Manor Care Realty will not be able to locate suitable sites at acceptable prices or may be unable to obtain, or

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

may experience delays in obtaining, necessary certificates of need, zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. Manor Care Realty may also incur construction costs that exceed original estimates or even so-called guaranteed maximum cost construction contracts, and may not complete construction projects on schedule. Manor Care Realty will rely on third-party general contractors to construct its new facilities. There can be no assurance that Manor Care Realty will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays. Further, facility development is subject to a number of contingencies over which Manor Care Realty will have little control and that could have a material adverse effect on project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, or adverse weather conditions. Moreover, Manor Care Realty will be a highly leveraged company which may make it more difficult to secure short-term construction financing for these facilities and which will make it more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on Manor Care Realty.

SIGNIFICANT BAINUM FAMILY INTEREST

  Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.20% and 22.86%, respectively, of the common stock of Manor Care Realty, in each case including shares with respect to which voting power is shared with each other and other individuals or entities. In addition, Mr. Bainum, Jr. will be a director and Chairman of the Board of Manor Care Realty. Collectively, members of the Bainum family are expected to own beneficially approximately 29.95% of the Common Stock. As a result, the Bainum family may be in a position to influence significantly the affairs of Manor Care Realty, including the election of directors.

REGULATION

  Manor Care Realty is affected by government regulation of the health care industry in that (i) the payments due to Manor Care Realty from ManorCare Health Services in connection with the Lease Agreements are generally based on ManorCare Health Services' gross revenue from its operation of skilled nursing facilities and (ii) the underlying value of Mesquite Hospital depends on the revenue and profit that facility is able to generate. Compliance with these regulations at the Skilled Nursing Facilities will be the responsibility of ManorCare Health Services. The health care industry is highly regulated by federal, state and local law, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. The failure of ManorCare Health Services to comply with such laws, requirements and regulations could affect ManorCare Health Services' ability to operate the Skilled Nursing Facilities which it leases from Manor Care Realty and thus its ability to pay rent to Manor Care Realty with respect to such facilities. Such failure could, therefore, have a material adverse effect on Manor Care Realty.

  In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the federal, state and local levels are evolving. Changes in laws or new interpretations of existing laws as applied to the assisted living business may have a significant impact on ManorCare Health Services' methods and costs of doing business. ManorCare Health Services' success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on ManorCare Health Services which could in turn negatively impact Manor Care Realty. Certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could have a material adverse effect on Manor Care Realty. See "Business of Manor Care Realty After the Distribution--Government Regulation."

HEALTH CARE REFORM

  The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs, the migration of patients from acute care facilities into extended care and home care settings and the vertical and horizontal consolidation of health care providers. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and continued into 1996 and 1997 as Congress attempted to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. Pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. See "Business of Manor Care Realty after the Distribution--Government Regulation." Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, indirectly, on Manor Care Realty.

  Manor Care Realty believes that government and private efforts to contain or reduce health care costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by Manor Care Realty at Mesquite Hospital and ManorCare Health Services, which in turn will affect the revenue derived by Manor Care Realty from ManorCare Health Services. However, Manor Care Realty cannot predict whether any of the above proposals or any proposals will be adopted and, if adopted, no assurance can be given that the implementation of such reforms will not have a material adverse effect on Manor Care Realty.

DEPENDENCE ON KEY PERSONNEL

  Manor Care Realty believes that its success depends to a significant extent on the management and other skills of its chief executive and chief development officers, as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of Manor Care Realty. Although Manor Care Realty believes it has incentive and compensation programs designed to retain key employees, there can be no assurance that these key employees will remain with Manor Care Realty. There can be no assurance that a suitable replacement for any of the employees could be found in the event of termination of any of their employment.

ENVIRONMENTAL MATTERS

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing material, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances can be substantial and the liability of a responsible party as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the liable party.

  Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. Manor Care Realty has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to ensure compliance with those laws and regulations. Manor Care Realty believes that it is in material compliance with applicable laws and regulations governing medical, infectious and hazardous waste.

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

  One or more subsidiaries or affiliates of Manor Care have been identified as potentially responsible parties ("PRPs") in a variety of actions (the "Actions") relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. (S)(S)9601 et seq. ("CERCLA") and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies ("Cenco"). Cenco was acquired in 1981 by a wholly owned subsidiary of Manor Care. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. The Company believes the waste disposal activities at issue occurred prior to the Manor Care subsidiary's acquisition of Cenco. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where Manor Care is alleged to be a potentially responsible party has not yet been quantified. Manor Care believes that the potential environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million. After the Distribution, Manor Care Realty will retain liability for certain environmental litigation, including the Actions. See "Business Of Manor Care Realty After The Distribution--Government Regulation" and "--Legal Proceedings."

CONFLICTS WITH MANORCARE HEALTH SERVICES

  Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement at pre-determined prices,
(iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Real Estate Note, (v) ManorCare Health Services and Manor Care Realty will enter into the Non-Competition Agreement that will limit the competition between the companies,
(vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty and (vii) other corporate and administrative services will be provided by ManorCare Health Services to Manor Care Realty. Consequently, Manor Care Realty will be dependent upon ManorCare Health Services for the vast majority of its revenues for the first five years and for the operation of its skilled nursing facilities. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution."

  With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. However, Manor Care believes that Manor Care Realty and ManorCare Health Services will benefit from a strategic relationship with each other as a result of the Lease Agreements, the Development Agreement, the Assisted Living Facility Management Agreement and the other related party agreements. As a result of the strategic relationship between the two companies, each company's revenues are dependent in part on the other company and thus Manor Care believes that Manor Care Realty and ManorCare Health Services will have a mutual interest in resolving any contract compliance disagreements. Manor Care believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. However, despite the anticipated mutuality of interest, and the significant equity ownership interest of the Bainum family, Manor Care Realty and ManorCare Health Services will have separate management and public shareholder groups whose interests may differ from one another.

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

  ManorCare Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty initially will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be adopted by the board of directors of each company to address the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty in certain situations. Such procedures will include requiring Messrs. Bainum, Jr. and Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of ManorCare Health Services or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies.

TRANSFER OF LEASES TO NEW OPERATORS

  In the event ManorCare Health Services voluntarily or involuntarily defaults under the terms of a Lease Agreement or Manor Care Realty exercises its rights under a particular Lease Agreement to terminate such agreement or ManorCare Health Services determines not to renew a particular Lease Agreement, Manor Care Realty may be obliged to find another healthcare provider willing to lease and operate the facility relating to the Lease Agreement and may have to negotiate new lease terms, including rentals, which terms may be less favorable to Manor Care Realty than those of the Manor Care Realty/ManorCare Health Services Lease Agreement. In addition, Manor Care Realty and/or any substitute lessee will be required to apply for and obtain appropriate licenses to operate such facilities. Any such circumstances relating to several Lease Agreements at the same time could have a material adverse effect on Manor Care Realty. No assurance can be given that a substitute lessee could be found without reasonable delay.

PAYMENT BY THIRD-PARTY PAYORS AT THE SKILLED NURSING FACILITIES

  As described above, Manor Care Realty's financial and operating performance will depend primarily on the financial and operating performance of ManorCare Health Services. A significant portion of Manor Care Realty's revenues derived from the operation of the Skilled Nursing Facilities by ManorCare Health Services will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. Third party payors also include private commercial insurers, managed care organizations, health maintenance organizations and preferred provider organizations. Managed care organizations and other third party payors have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the health care needs of a large percentage of the United States population are increasingly served by a small number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate ManorCare Health Services as a preferred provider and/or engage ManorCare Health Services' competitors as preferred or exclusive providers, it could have a material adverse effect on Manor Care Realty. For the fiscal year ended May 31, 1997, the Skilled Nursing Facilities to be operated by ManorCare Health Services pursuant to the Lease Agreements derived the majority of their patient service revenue from non-government sources. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as ManorCare Health Services. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and the establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to ManorCare Health Services for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that Manor Care Realty's Skilled Nursing Facilities, or the provision of services and supplies by ManorCare Health Services, now or in the future will meet or continue to meet the requirements for participation in such programs.

  ManorCare Health Services (and consequently Manor Care Realty) could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, pursuant to the Balanced Budget Act of 1997, between November 1998 and June 1999, the Medicare payment system for ManorCare Health Services will become prospective rather than retrospective. Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, consequently on Manor Care Realty. Also, in certain states there has been established or there are proposals for the establishment of a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. Manor Care Realty cannot at this time predict whether or where any of these proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services' and, consequently on Manor Care Realty. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue. Any of such changes could have a material adverse effect on Manor Care Realty. See "Business Of Manor Care Realty After the Distribution--Government Regulation."

ADEQUACY OF CERTAIN INSURANCE

  Manor Care Realty and ManorCare Health Services maintain liability insurance providing coverage which they believe to be adequate. In addition, Manor Care Realty and ManorCare Health Services maintain property, business interruption, and workers' compensation insurance covering facilities in amounts deemed adequate by Manor Care Realty and ManorCare Health Services. There can be no assurance that any future claims will not exceed applicable insurance coverage or that Manor Care Realty or ManorCare Health Services will be able to continue its present insurance coverage on satisfactory terms, if at all.

COMPETITION; NON-COMPETITION AGREEMENT WITH MANORCARE HEALTH SERVICES

  Manor Care Realty generally competes with real estate investment trusts, real estate partnerships, healthcare providers and others, including, but not limited to, banks, insurance companies and other financial sources, in the development and leasing of health care facilities. Manor Care Realty's competitors in the health care real estate business are Alternative Living Services, American Health Properties, Inc., American Retirement Corp., ARV Assisted Living, Assisted Living Concepts, Inc., Atria Communities, Inc., Beverly Enterprises, Inc., Capstone Capital Corp., Carematrix Corp., Extendicare, Inc., Genesis Health Ventures, Inc., G & L Realty Corp., Greenbriar Corp., Harborside Healthcare Corp., Health Care Property Investors, Inc., Healthcare Realty Trust Inc., Health Care REIT, Inc., Health Care & Retirement Corp., Health and Retirement Property Trust, Integrated Health Services, Integrated Living Communities, Kapson Senior Quarters, Inc., Karrington Health, Inc., LTC Properties, Inc., Mariner Health Group, Inc., Meditrust Corporation, National Healthcare L.P., National Health Investors, Inc., Nationwide Health Properties, Inc., Newcare Health Corp., Omega Healthcare Investors, Inc., Paragon Health Network, Inc., Regent Assisted Living, Retirement Care Associates, Summit Care Corp., Sun Healthcare Group, Inc., Sunrise Assisted Living, Inc., Unison Healthcare Corp., Universal Health Realty Income Trust, and Vencor, Inc. ManorCare Health Services competes on a local and regional basis with operators of facilities that provide comparable services. Operators compete for patients based on quality of care, reputation, physical appearance of facilities, services offered, family preferences, physicians, staff and price. Furthermore, some of ManorCare Health Services' competitors are significantly larger and have, or may obtain, greater financial resources than ManorCare Health Services. ManorCare Health Services' competitors in the skilled nursing industry are Advocat, Inc., Beverly Enterprises, Inc., Extendicare, Inc., Genesis Health Ventures, Inc., Health Care and Retirement Corporation, Integrated Health Services, Inc., Mariner Health Group, Inc., National HealthCare L.P., Paragon Health Network, Inc., Sun Healthcare Group, Inc. and Vencor, Inc. See "Business Of Manor Care Realty After the Distribution--Competition."

  Following the Distribution, pursuant to the Non-Competition Agreement, Manor Care Realty will be subject to certain contractual restrictions in the management of skilled nursing facilities, the development of assisted living facilities and participation in the institutional pharmacy and home health care businesses. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Non-Competition Agreement." The Non-Competition Agreement restricts Manor Care Realty's ability to pursue lines of business that have historically contributed a significant portion of Manor Care's net income.

CERTAIN INDEMNIFICATION OBLIGATIONS

  Pursuant to the Distribution Agreement and the Tax Sharing and Administration Agreement, Manor Care Realty will agree to indemnify ManorCare Health Services with respect to certain losses, damages, claims and liabilities, including liabilities which may arise from the operation of the Skilled Nursing Facilities prior to the Effective Date and certain tax liabilities. Pursuant to the Distribution Agreement, Manor Care Realty (and not ManorCare Health Services) will remain liable for certain pre-Distribution liabilities (other than certain tax liabilities). However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail, for any reason, to perform its obligations pursuant to such assumed liabilities. See "Relationship between Manor Care Realty and ManorCare Health Services after the Distribution." In addition, in connection with the distribution of its lodging operations in November 1996, Manor Care agreed, subject to certain exceptions, to indemnify Choice Hotels International, Inc. ("Choice"), against any loss, liability or expense incurred or suffered by Choice arising out of or related to the failure by Manor Care to perform or otherwise discharge the liabilities retained by Manor Care under the distribution agreement between Manor Care and Choice and certain tax liabilities.

ABSENCE OF PUBLIC MARKET

  There is currently no established trading market for the Notes and Manor Care Real Estate does not intend to apply for listing of the Notes on any securities exchange or on any automated dealer quotation system. Manor Care Real Estate has been advised by the Underwriters that each presently intends to make a market in the Notes but neither of the Underwriters is under any obligation to do so and any such market-making may be discontinued at any time without notice by either or both of the Underwriters, at the sole discretion of such Underwriter. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, the interest of securities dealers in making a market in the Notes, prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, Manor Care Real Estate. The absence of an active market for the Notes could adversely affect the market price and liquidity of the Notes.

CERTAIN TAX CONSIDERATIONS

  Manor Care has received a private letter ruling (the "Ruling") from the IRS which provides, among other things, that the Distribution will qualify as a tax-free transaction under Section 355 of the Code and that neither the stockholders of Manor Care nor Manor Care will recognize any income, gain or loss as a result of the Distribution. The Ruling is based upon various factual representations that were made to the IRS. If any such factual representations are determined to be inaccurate, absent the receipt of a supplemental ruling from the IRS, the Ruling generally cannot be relied upon by any party. There can be no assurance that, in such an event, Manor Care Realty would be able to obtain a supplemental ruling from the IRS. If Manor Care engages in the

Distribution and the Distribution is held to be taxable, both Manor Care Realty and stockholders of Manor Care could recognize income or gain and thus become liable for the payment of a material amount of income tax. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Tax Sharing Agreement."

THE YEAR 2000 ISSUE

  Manor Care has assessed and continues to assess the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. Manor Care is in the process of determining the costs and expenditures associated with the Year 2000 Issue and has several information system improvement initiatives underway to ensure that its computer systems will be Year 2000 compliant. Manor Care Realty does not expect to incur significant expenditures to address this issue. The failure by third party payors, such as private insurers, managed care organizations, health maintenance organizations, preferred provider organizations and federal and state government agencies that administer Medicare and/or Medicaid, to adequately address their Year 2000 Issues could adversely affect Manor Care Realty.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control Triggering Event, each holder of Notes will be entitled to require Manor Care Real Estate to purchase any or all of the Notes held by such holder at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. A "Change of Control Triggering Event" means the occurrence of a Change of Control together with a reduction in the rating accorded the Notes by either S&P or Moody's. A Change of Control will occur upon the acquisition, directly or indirectly, including by merger or consolidation, by any person (other than certain permitted holders) of beneficial ownership of more than 50% of the total voting power of equity interests of Manor Care Realty or upon the occurrence of certain changes in the constitution of the board of directors of Manor Care Realty over a two year period. See "Description of the Notes--Certain Definitions--Change of Control." As Manor Care Real Estate may not have adequate funds to effect such a purchase and, in such case, may seek to obtain such funds through additional debt or equity financing. There can be no assurance that Manor Care Real Estate would be able to obtain such funds. The Credit Facilities contain similar provisions requiring repayment in full upon a change of control and, further, will prohibit Manor Care Real Estate from making required purchases with respect to the Notes prior to repayment in full of all amounts outstanding under the Credit Facilities. Consequently, any such purchase of Notes could constitute an event of default under the Credit Facilities. Manor Care Real Estate's ability to repurchase the Notes upon a Change of Control Triggering Event may also be limited by the terms of other existing contractual obligations of Manor Care Real Estate and its subsidiaries. If Manor Care Real Estate fails to purchase all of the Notes tendered for purchase upon the occurrence of a Change of Control Triggering, such failure will constitute an Event of Default under the Indenture.

  With respect to the sale of assets referred to in the definition of Change of Control, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to an offer to purchase.

  The Change of Control provision may deter certain takeover attempts which trigger the obligation to purchase because such provision could require a potential new controlling person to obtain additional financing to purchase tendered Notes or to use cash on hand at Manor Care Real Estate for such purpose. Notwithstanding the Change of Control provision, Manor Care Real Estate could enter into certain highly leveraged transactions, including a reorganization, restructuring, merger or other similar transaction, that could increase the amount of debt outstanding and adversely affect the holders, because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions or may not result in a downgrade in ratings of the Notes as required under the definition of Change of Control Triggering Event. Except as described under "Description of the Notes--Offer to Purchase upon a Change of Control Triggering Event," the Indenture does not contain provisions that permit the holders of the Notes to require Manor Care Real Estate to repurchase or redeem the Notes in the event of a highly leveraged transaction.

              RISK FACTORS RELATING TO MANORCARE HEALTH SERVICES

FORWARD-LOOKING INFORMATION

  This Prospectus contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project," "intends," "expect" and similar expressions are intended to identify forward-looking statements. Although ManorCare Health Services believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. Among the key factors that may have a direct bearing on ManorCare Health Services' operating results is ManorCare Health Services' ability to implement its plan to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. In addition, actual future results and trends may differ materially depending on a variety of factors discussed in this "Risk Factors" section and elsewhere in this Prospectus including, among others (i) Manor Care Realty's success in implementing its business strategy, including its success in arranging financing where required, (ii) the nature and extent of future competition and (iii) the extent of future reform and regulation.

OPERATING HISTORY AND FUTURE PROSPECTS

  ManorCare Health Services was formed for the purpose of effecting the Distribution. ManorCare Health Services does not have an operating history as an independent public company, but will own and conduct the operations of the Assisted Living Business previously owned and conducted by Manor Care, operate and manage the Skilled Nursing Facilities previously operated and managed by Manor Care and will own the stock of Vitalink and In Home Health previously owned by Manor Care. On a historical basis, for the three fiscal years ended May 31, 1997, ManorCare Health Services' businesses were profitable. There can be no assurance, however, that ManorCare Health Services' operations will be profitable in 1998 or future years. See "ManorCare Health Services Selected Historical Financial Data" and "Combined Financial Statements of Manor Care."

  ManorCare Health Services' future success will depend on a number of factors, including (i) the level of demand for its assisted living facilities and the Skilled Nursing Facilities, (ii) the success of ManorCare Health Services' planned expansion of its Assisted Living Business, (iii) ManorCare Health Services' ability to manage and operate the Skilled Nursing Facilities,
(iv) the substantial competition encountered by ManorCare Health Services, see "--Competition" and "Business of ManorCare Health Services after the Distribution--Competition," (v) the presence of existing governmental regulation and the potential for health care reform which might be adverse to ManorCare Health Services, see "--Regulation," and "Business of ManorCare Health Services after the Distribution--Government Regulation," (vi) ManorCare Health Services' transition to an independent, public company and the costs associated therewith and (vii) the future success of Vitalink and In Home Health.

  The success of ManorCare Health Services' acquisition and expansion strategy depends, in significant part, upon the anticipated development of assisted living facilities by Manor Care Realty and in turn upon Manor Care Realty's ability to obtain necessary financing, locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. At or prior to the Distribution, Manor Care will utilize part of the proceeds from the sale of the Manor Care Real Estate Notes and borrowings under the Credit Facilities to make or cause to be made the cash portion of the Capital Contribution. ManorCare Health Services' acquisition and expansion strategy also depends, in significant part, upon receipt of the Capital Contribution and upon ManorCare Health Services' entering into the MCHS Credit Facility.

DEPENDENCE BY MANORCARE HEALTH SERVICES ON RELATED PARTY AGREEMENTS

  In connection with the Distribution, ManorCare Health Services will enter into agreements with Manor Care, including the Development Agreement, the Lease Agreements and the Assisted Living Facility

Management Agreements. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period measured from the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility. Such purchases shall be at fixed prices based upon a stated premium to approved construction costs as determined under the Development Agreement. If ManorCare Health Services does not acquire a facility within the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. Pursuant to the Assisted Living Facility Management Agreement, ManorCare Health Services will manage assisted living facilities for Manor Care Realty for a fixed monthly fee during the two-year stabilization period under the Development Agreement. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Development Agreement." Accordingly, the risks related to construction and the initial operation of the assisted living facilities developed by Manor Care Realty will be borne by Manor Care Realty.

  The financial terms of the Lease Agreements were structured by Manor Care's management under the general direction of Manor Care's Board of Directors to create a risk/reward sharing arrangement at each of the Skilled Nursing Facilities pursuant to which each of the companies would be fairly and reasonably compensated for the contributions it made and the risks it assumed. Manor Care did not seek proposals from unaffiliated third parties. Such a solicitation would not have been practical in view of the proposed relationship and make-up of the two companies to be parties to the Lease Agreements. However, after the terms of the Lease Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that alternative third party proposals were not solicited. Similarly, the financial terms of the Development Agreement and the Assisted Living Facility Management Agreements were structured to achieve the following objectives: (i) Manor Care Realty should receive a fair return on its capital invested in developing new assisted living facilities; (ii) ManorCare Health Services should be required to purchase a facility immediately upon its achievement of a profitable occupancy level; and (iii) each party should receive returns based on the magnitude and duration of risks assumed by that party pursuant to the Development Agreement and the Assisted Living Facility Management Agreement. After the terms of the Development Agreement and the Assisted Living Facility Management Agreements were finalized, Manor Care's Board of Directors reviewed them in light of the objectives listed above taking into account that Manor Care Realty would be functioning substantially as ManorCare Health Services' developer of assisted living facilities. Based on that review, the Board concurred with management's judgement that the terms of the Development Agreement and the Assisted Living Facility Management Agreements are no less favorable to either party than would be available from an unaffiliated third party. Based on the Board of Directors' review, the Board concurred with management's judgment that the transactions contemplated by the Distribution Agreement, including the Distribution, the Capital Contribution, the execution, delivery and performance of the Lease Agreements, the Development Agreement and the Assisted Living Facility Management Agreement and the transactions contemplated thereby, when considered as a whole, are no less favorable to either Manor Care Realty or ManorCare Health Services than would be available from an unaffiliated third party.


DEPENDENCE ON MANOR CARE REALTY

  ManorCare Health Services' core strategy contemplates the acquisition from Manor Care Realty of 170 new Arden Courts facilities and 38 new Springhouse facilities over the next five years. Under the Development Agreement, Manor Care Realty will locate, develop and build these facilities for sale to ManorCare Health Services and, pending their purchase by ManorCare Health Services, will own them for an occupancy stabilization period of up to two years. The success of ManorCare Health Services' strategy will thus depend in very significant part upon Manor Care Realty's capacity to locate desirable sites, acquire property, obtain local regulatory approvals and construct the facilities on schedule and on budget. The estimated cost to complete these facilities is approximately $1.4 billion. Manor Care Realty's ability to achieve its development goals will depend upon a variety of factors, many of which are beyond Manor Care Realty's control, including Manor Care Realty's ability to obtain necessary financing. As a result of the Distribution, Manor Care Realty will be highly leveraged, with indebtedness that is substantial in relation to its stockholders' equity. On a pro forma basis after giving effect to the offering of the Manor Care Real Estate Notes and the use of proceeds thereof, the Distribution and related borrowings and assuming that all holders of the outstanding Old Senior Notes accept the Exchange Offer, on November 30, 1997, Manor Care Realty's aggregate outstanding indebtedness would have been $776 million. This high degree of leverage may make it more difficult to secure short-term construction financing for these facilities and which will make it more immediately vulnerable to adverse changes in prevailing interest rates and in general business conditions, as well as conditions in the real estate development industry. The failure of Manor Care Realty to maintain substantial compliance with its schedule for completing these new assisted living facilities or to build them at a cost substantially as planned or to secure all necessary financing for development and construction of the facilities on acceptable terms could have a material adverse effect on ManorCare Health Services. In addition, Manor Care Realty's high degree of leverage could adversely affect Manor Care Realty's ability to pay principal and interest on or to redeem the Real Estate Note and may adversely affect the ability of ManorCare Health Services to sell the Real Estate Note. The terms of the Real Estate Note will not limit in any way ManorCare Health Services' use of the proceeds thereof. ManorCare Health Services intends to use the proceeds of the Real Estate Note for general corporate purposes, which may include debt service, working capital or acquisition financing. The failure of Manor Care Realty to pay principal and interest on the Real Estate Note in a timely manner or the inability of ManorCare Health Services to sell the Real Estate Note to a third party for its principal amount could have a material adverse effect on ManorCare Health Services. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

CONFLICTS WITH MANOR CARE REALTY

  Subsequent to the Distribution, the interests of ManorCare Health Services and Manor Care Realty may potentially conflict due to the ongoing relationships between the companies. Such sources of conflict include the fact that after the Distribution, (i) ManorCare Health Services will lease and operate Manor Care Realty's skilled nursing facilities pursuant to the Lease Agreements, (ii) Manor Care Realty will develop assisted living facilities for ManorCare Health Services and ManorCare Health Services will manage each of those facilities until certain sustained occupancy targets are achieved, at which point ManorCare Health Services will be obligated to purchase the facility pursuant to the Development Agreement, (iii) pending the possible purchase of an assisted living facility by ManorCare Health Services pursuant to the terms of the Development Agreement, ManorCare Health Services will manage the facility for a fixed monthly fee to be agreed upon with Manor Care Realty, (iv) Manor Care Realty will be indebted to ManorCare Health Services as a result of the Real Estate Note, (v) ManorCare Health Services and Manor Care Realty will enter into the Non-Competition Agreement that will limit the competition between the companies and (vi) ManorCare Health Services may manage assisted living facilities not developed by Manor Care Realty. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." With respect to these matters, the potential exists for disagreements as to the quality of the services provided by the parties and as to contract compliance. However, Manor Care believes that each of Manor Care Realty and ManorCare Health Services will benefit from a strategic relationship with the other entity created by the Lease Agreements, the Development Agreement, the Assisted Living Facility Management Agreement and the other related party agreements. As a result of this relationship, each company's revenues are dependent in part on the other company and thus Manor Care believes that Manor Care Realty and ManorCare Health Services will have a mutual interest in resolving any contract compliance disagreements. ManorCare Health Services believes that there will be sufficient mutuality of interest between the two companies to result in a mutually productive relationship. However, despite the anticipated mutuality of interest, each of Manor Care Realty and ManorCare Health Services will have unique shareholder groups whose interests may differ from one another.

  In addition, ManorCare Health Services and Manor Care Realty will have two common directors, Mr. Stewart Bainum, Jr. and Mr. Kennett L. Simmons. Messrs. Bainum, Jr. and Simmons, as well as certain other officers and directors of ManorCare Health Services and Manor Care Realty will also own shares (and/or options or other rights to acquire shares) in both companies following the Distribution. Appropriate policies and procedures will be followed by the board of directors of each company to limit the involvement of the overlapping directors (and if appropriate, relevant officers of such companies) in conflict situations, including requiring them to abstain from voting as directors of either ManorCare Health Services or Manor Care Realty. Such procedures will include requiring Messrs. Bainum, Jr. and Simmons (or such other executive officers or directors having a significant ownership interest in both companies) to abstain from voting as directors of either company, with respect to matters that present a significant conflict of interest between the companies. Whether or not a significant conflict of interest situation exists will be determined on a case-by-case basis depending on such factors as the dollar value of the matter, the degree of personal interest of Messrs. Bainum, Jr. and Simmons (or such other executive officers and directors having a significant ownership interest in both companies) in the matter, the respective interests of the shareholders of ManorCare Health Services or Manor Care Realty and the likelihood that resolution of the matter will have significant strategic, operational or financial implications for the business of the respective companies.

FRAUDULENT TRANSFER CONSIDERATIONS; LEGAL DIVIDEND REQUIREMENTS

  It is a condition to the consummation of the Distribution that the Board of Directors of Manor Care shall have received a satisfactory opinion regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Contribution of Assets, the Assumption of Liabilities, the Capital Contribution and the Distribution under the requirements of
Section 170 of the DGCL. The solvency opinion will address certain factual matters relevant to an assessment of the legality of the Distribution under Delaware law, but will not constitute a legal opinion and will not be delivered by a firm qualified to practice law in Delaware. Manor Care's Board of Directors does not intend to consummate the Distribution unless it is satisfied regarding the solvency of Manor Care and ManorCare Health Services and the permissibility of the Contribution of Assets, the Capital Contribution and the Distribution under Section 170 of the DGCL. There is no certainty, however, that a court would reach the same conclusion.

  If a court (for example, in a lawsuit by an unpaid creditor or representatives of creditors such as a transfer in bankruptcy) were to find that, at the time Manor Care effected the Distribution, Manor Care or ManorCare Health Services, as the case may be, (i) (a) was insolvent, (b) was rendered insolvent by reason of the Distribution, (c) was engaged in a business or transaction for which its remaining assets, as the case may be, constituted unreasonably small capital, or (d) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured and received less than fair consideration or reasonably equivalent value or (ii) made the Distribution with actual intent to hinder, delay or defraud existing or future creditors of Manor Care, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the distribution (in whole or in part) to Manor Care, or require Manor Care or ManorCare Health Services, as the case may be, to fund certain liabilities of the other company for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, Manor Care or ManorCare Health Services, as the case may be, would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures. In addition, under Section 170 of the DGCL (which is applicable to Manor Care in the Distribution) a corporation generally may make distributions to its stockholders only out of its surplus (net assets minus capital) and not out of capital.

  Manor Care's Board of Directors and management believe that, in accordance with the solvency opinion rendered in connection with the Distribution, both prior to and immediately following the consummation of the Distribution, (i) Manor Care, Manor Care Realty and ManorCare Health Services each (a) will be solvent (in accordance with the foregoing definitions), (b) will be able to repay its debts as they mature, and (c) will have sufficient capital to carry on its businesses and (ii) the Distribution will be made entirely out of Manor Care's surplus, as required under Section 170 of the DGCL. Manor Care's Board of Directors and management further believe that neither Manor Care nor ManorCare Health Services is entering into the Distribution with any actual intent to hinder, delay or defraud existing or future creditors of Manor Care Realty or ManorCare Health Services.

COMPETITION

  ManorCare Health Services operates in a highly competitive environment and competes with a variety of other companies in providing assisted living services, skilled nursing services, institutional pharmacy services and home health care services, as well as numerous other companies providing similar service and care alternatives, such as congregate care facilities and retirement communities. In particular, given the relatively low barriers to entry and continuing health care cost containment pressures in the assisted living industry, ManorCare Health Services expects that the assisted living industry will become increasingly competitive in the future. Some of ManorCare Health Services' present and potential competitors have, or may have access to, greater financial resources than those of ManorCare Health Services and may be more established in their respective communities than ManorCare Health Services. Consequently, increased competition in the future could limit ManorCare Health Services' ability to attract and retain residents, to maintain or increase resident service fees or to expand its business. As a result, any increased competition could have a material adverse effect on ManorCare Health Services. See "Business of ManorCare Health Services after the Distribution--Competition."

REGULATION

  General. Health care is an area of extensive and frequent regulatory change. The Federal government and all states in which ManorCare Health Services operates regulate various aspects of ManorCare Health Services' business. Skilled nursing facilities and assisted living facilities and other health care businesses, including institutional pharmacies and home health agencies, are subject to annual licensure and other regulatory requirements. In particular, the operation of nursing facilities and the provision of health care services are subject to Federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting and compliance with building codes and environmental laws. Skilled nursing facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with various standards, their continued licensing under state law, certification under the Medicare and Medicaid programs and continued participation in the Veterans Administration program (to the extent they participate) and the ability to participate in other third party programs. ManorCare Health Services is also subject to inspection regarding record keeping and inventory control. Failure of the skilled nursing facilities to be in substantial compliance with licensure and certification laws, rules and regulations could result in loss of certification as a Medicare and Medicaid provider and/or a loss of licensure. ManorCare Health Services' assisted living facilities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically address, among other things: personnel education, training and records; facility services, including administration of medication, assistance with supervision of medication management and limited nursing services; physical plant specifications; furnishing of resident units; food and housekeeping services; emergency evacuation plans; and resident rights and responsibilities. Failure of the assisted living facilities to be in compliance with licensing requirements could result in loss of licensure. In most states, assisted living facilities also are subject to state or local building codes, fire codes and food service licensure or certification requirements. In addition, since the assisted living industry is relatively new, the manner and extent to which it is regulated at the Federal and state levels are evolving. Changes in the laws or new interpretations of existing laws as applied to the skilled nursing facilities, the assisted living facilities or other components of the Company's health care businesses may have a significant impact on ManorCare Health Services' methods and costs of doing business.

  Licensing. ManorCare Health Services' success will depend in part upon its ability to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. Any failure to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on ManorCare Health Services. In addition, certain regulatory developments, such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards, could have a material adverse effect on ManorCare Health Services. Furthermore, there have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care initiatives, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations by the Health Care Financing Administration ("HCFA"), enhanced pressure to contain health care costs by Medicare, Medicaid and other payors and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Skilled Nursing Facilities operated by ManorCare Heath Services.

  Medicare Payment System. On August 5, 1997, Congress enacted the Budget Act which changes the manner in which Medicare seeks to achieve a balanced Federal budget by, among other things, reducing Federal spending on the Medicare and Medicaid programs. The law contains numerous changes in Medicare payments to skilled nursing facilities, home health agencies, and hospices. The law reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed at a per diem rate for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. For ManorCare Health Services the phase-in to prospective rates will begin in November, 1998. A similar prospective payment system is required to be established for home health services, beginning October 1, 1999. Prior to implementation, the Budget Act establishes certain interim payment measures, for cost reporting periods beginning after October 1, 1997, including reduced home health limits, reducing per visit cost limits, and agency-specific per beneficiary annual limits on an agency's costs. The law also reduces payments to many providers and suppliers, including hospices. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" skilled nursing facilities. There can be no assurance that additional Federal, state or local laws or regulations will not be imposed or expanded which would have a material adverse effect on ManorCare Heath Services.

  Anti-Remuneration Laws. ManorCare Heath Services is also subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislation" which prohibits, with limited exceptions, the referral of patients for certain designated health services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has a financial ownership interest. The January 1998 notice of proposed rulemaking to issue regulations implementing the Stark Legislation makes clear that the restrictions apply to referrals for designated health services provided in skilled nursing facilities. In addition, ManorCare Health Services is subject to the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of patients, or the purchasing, leasing, ordering, arranging for any goods, facility services or items for which payment can be made under Medicare, Medicaid or other Federal health care programs. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. In addition, the Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to skilled nursing facilities; accordingly, these areas may come under closer scrutiny by the government. In addition, in July 1995, Federal officials announced a major anti-fraud initiative called Operation Restore Trust. This program targets fraud involving skilled nursing facilities, home health agencies, suppliers of medical equipment and hospices and is currently operating in 17 states. Furthermore, some states restrict certain business relationships between physicians and other providers of health care services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that such laws will ultimately be interpreted in a manner consistent with the practices of, and business transactions by, ManorCare Heath Services. Failure to comply with such laws can result in civil money penalties, exclusion from the Medicare, Medicaid and other Federal health care programs, and criminal convictions.

  Certificate of Need Laws. Many states have adopted Certificate of Need or similar laws which generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. To the extent that Certificates of Need or other similar approvals are required for the expansion of ManorCare Health Services operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals. Manor Care has extensive filing for CONs. During the period from 1987 to the present, Manor Care commenced operations of at 64 new skilled nursing facilities, most of which required CON applications. During the past four fiscal years, Manor Care received CON approval for 13 skilled nursing facilities and 18 assisted living facilities. There can be no assurance, however, that ManorCare Health Services will be able to obtain CON approval for all future projects requiring such approval. See "Business of ManorCare Health Services After the Distribution--Government Regulation."

  Medicaid Waiver Program. Certain states provide for Medicaid reimbursement for assisted living services pursuant to Medicaid Waiver Programs permitted by the Federal government. In the event ManorCare Heath Services elects to provide services in states with a Medicaid Waiver Program, ManorCare Heath Services may then elect to become certified as a Medicaid provider in such states. As a provider of services under the Medicaid Waiver Program, ManorCare Heath Services will be subject to all of the requirements of such program, including the fraud and abuse laws, violations of which may result in civil and criminal penalties and exclusion from further participation in the Medicaid Waiver Program and other Federal health care programs. ManorCare Heath Services intends to comply with all applicable laws, including the fraud and abuse laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not in the future have a material adverse impact on ManorCare Heath Services' business, results of operations or financial condition. See "Business of ManorCare Health Services After the Distribution--Government Regulation."

  Related Party Rule. The Medicare related party rule applies to companies that are associated or affiliated with or have control of, or are controlled by, a Medicare provider. Many state Medicaid programs have adopted the same rule in determining costs that will be included in the payment rates. The Medicare program may consider Vitalink and In Home Health to be related parties with ManorCare Health Services. Consequently, unless a provider qualifies for the exception to the related party rule, the Medicare program will only reimburse the provider for the cost incurred by the related party in providing products or services, rather than the related party's charge. An organization can qualify for an exception from the related party rule by meeting the following criteria: 1) the entities are bona-fide separate organizations; 2) a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for such services or products; 3) the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the provider; and 4) the charge to the provider is in line with the charge for such services and products in the open market and no more than the charge made under comparable circumstances to others. The Medicare related party rule could materially affect the relationship among ManorCare Health Services, Manor Care Realty, Vitalink and In Home Health.

  Home Health Care. On September 15, 1997, President Clinton imposed a Medicare moratorium on new home health agencies, so that new regulations could be issued to combat fraud. On January 13, 1998, the Clinton Administration lifted the moratorium, based on the issuance of new regulations for home health agencies. These regulations require, as mandated by the Budget Act, that all home health agencies obtain surety bonds to participate in the Medicare and Medicaid programs and disclose related business interests. ManorCare Health Services does not believe that there will be any material adverse affect on either In Home Health or on ManorCare Health Services as a result of these new requirements.

STAFFING AND LABOR COSTS

  ManorCare Heath Services competes with various health care providers, including other assisted living and skilled nursing providers, with respect to attracting and retaining qualified or skilled personnel. ManorCare Health Services also depends on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require ManorCare Health Services to enhance its wage and benefits package in order to compete. There can be no assurance that ManorCare Health Services' labor costs will not increase or, if they do, that such costs can be matched by corresponding increases in revenues. Any significant failure by ManorCare Health Services to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on ManorCare Health Services' business, operating results and financial condition. See "Business of ManorCare Health Services after the Distribution-- Employees."

DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY

  ManorCare Health Services currently, and for the foreseeable future, expects to rely primarily on the ability of the residents of its assisted living facilities to pay ManorCare Health Services' fees from their own or familial financial resources. Generally only seniors with income or assets meeting or exceeding the comparable median in the region where ManorCare Health Services' assisted living facilities are located are expected to be able to afford ManorCare Health Services' fees. Inflation or other circumstances that adversely affect the ability of seniors to pay for ManorCare Health Services' services could have an adverse effect on ManorCare Health Services. If ManorCare Health Services encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition likely would be adversely affected.

PAYMENT BY THIRD-PARTY PAYORS

  A portion of ManorCare Health Services' revenues from the services it provides for the Skilled Nursing Facilities will be dependent upon reimbursement from third-party payors, including Medicare, state Medicaid programs and private insurers. For the fiscal year ended May 31, 1997, the Skilled Nursing Facilities to be operated by ManorCare Health Services derived approximately 55% of their patient service revenue from private pay sources, 19% from Medicare and 26% from various state Medicaid agencies in each case as they were operated by Manor Care. As of May 31, 1997, all of the patients at Manor Care's assisted living facilities were private pay. Both governmental and private third-party payors have employed cost containment measures designed to limit payments made to health care providers such as ManorCare Health Services. Those measures include the adoption of initial and continuing recipient eligibility criteria which may limit payment for services, the adoption of coverage and duration criteria which limit the services which will be reimbursed and establishment of payment ceilings which set the maximum reimbursement that a provider may receive for services. Furthermore, government payment programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially increase or decrease the rate of program payments to ManorCare Health Services for its services. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs required to serve to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Skilled Nursing Facilities, or the provision of services and supplies by ManorCare Health Services, now or in the future will initially meet or continue to meet the requirements for participation in such programs. ManorCare Health Services could be adversely affected by the continuing efforts of governmental and private third-party payors to contain the amount of reimbursement for health care services. For example, the Budget Act will, over the next several years, alter the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods from a retrospective to a prospective payment system. See "--Regulation." In addition, certain states have proposed or enacted a case mix prospective payment system pursuant to which the payment to a facility for a patient is based upon the patient's condition and need for services. ManorCare Health Services cannot at this time predict whether any pending/new proposals will be adopted or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services. In addition, private payors, including managed care payors, increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk through prepaid capitation arrangements. Efforts to impose reduced allowances, greater discounts and more stringent cost controls by government and other payors are expected to continue and could, depending on the scope, have a material adverse effect on ManorCare Health Services.

RISKS RELATED TO IN HOME HEALTH

  The majority of In Home Health's revenue is derived from services provided to Medicare beneficiaries. Currently, Medicare reimburses participating Medicare-certified home health agencies for the reasonable costs incurred to provide covered visits to eligible beneficiaries, subject to certain cost limits. Due to certain limitations on the nature and amount of the costs that are reimbursable, In Home Health incurs a loss on the Medicare business. During 1997, several cost reimbursement issues that were in dispute for several years were resolved through decisions by the PRRB and the U.S District Court. As a result of these decisions and other communications from HCFA, it became clear that some costs incurred by In Home Health would not be reimbursed by Medicare. Although In Home Health has restructured its operations and eliminated a portion of these nonreimbursable costs, In Home Health will continue to incur some costs that are not reimbursed by Medicare, as it believes they constitute a necessary function to the conduct of its business.

  The Balanced Budget Act of 1997 required HCFA to implement a prospective payment system for home health agencies by October 1, 1999, with up to a four-year phase-in period. Prospective rates determined by HHS would reflect a 15% reduction to the cost limits and per patient limits as of September 30, 1999. In the event the implementation deadline is not met, the reduction will be applied to the reimbursement system then in place. The impact of such a change, if implemented, on In Home Health's results of operations cannot be predicted with any certainty at this time and would depend, to a large extent, on the reimbursement rates for home nursing established on an interim basis and under the prospective payment system. There can be no assurances that such reimbursement rates, if enacted, would cover the costs incurred by In Home Health to provide home nursing services. Until the prospective payment takes effect on October 1, 1999, the Budget Act sets up an interim payment system (the "IPS") that provides for lowering of reimbursement limits for home health visits. Cost limit increases for fiscal 1995 and 1996, have been eliminated. In addition, for cost reporting periods beginning on October 1, 1997, home health agencies cost limits will be determined at the lesser of (i) their actual costs (ii) cost limits based on 105% of median costs of free-standing home health agencies or (iii) an agency-specific per-patient cost cap, based on 98% of 1994 costs adjusted for inflation. In Home Health is unable to determine the effect of the IPS until HCFA finalizes related regulatory guidance on the implementation of the IPS. The new cost limits will apply to In Home Health for the cost reporting period beginning October 1, 1997. A reduction in these cost limits could have a significant effect on In Home Health's results of operations; however, the effect of such reductions cannot be predicted with any level of certainty.

ENVIRONMENTAL MATTERS

  Certain federal and state laws govern the handling and disposal of medical, infectious and hazardous waste. Failure to comply with such laws or the regulations promulgated thereunder could subject an entity covered by these laws to fines, criminal penalties and other enforcement actions. ManorCare Health Services has developed policies with respect to the handling and disposal of medical, infectious and hazardous waste to assure

SIGNIFICANT BAINUM FAMILY INTEREST

  Upon completion of the Distribution, Messrs. Stewart Bainum and Stewart Bainum, Jr. are expected to own beneficially approximately 15.22% and 22.86%, respectively, of the Common Stock of ManorCare Health Services, in each case including shares with respect to which voting power is shared with each other and other individuals or entities. Collectively, members of the Bainum family are expected to own beneficially approximately 29.95% of the Common Stock. In addition, Mr. Bainum, Jr. will be Chairman of the Board of ManorCare Health Services. As a result, the Bainum family may be in a position to influence significantly the affairs of ManorCare Health Services, including the election of directors.

THE YEAR 2000 ISSUE

  ManorCare Health Services has assessed and continues to assess the potential impact of the situation commonly referred to as the "Year 2000 Issue." The Year 2000 Issue, which affects most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information relating to the year 2000 and beyond. ManorCare Health Services is in the process of determining the costs and expenditures associated with the Year 2000 Issue and has several information system improvement initiatives underway to ensure that ManorCare Health Services' computer systems will be Year 2000 compliant. ManorCare Health Services is expected to incur expenditures of approximately $6 to $8 million over the next few years to address this issue. The failure by third party payors, such as private insurers, managed care organizations, health maintenance organizations, preferred provider organizations and federal and state government agencies that administer Medicare and/or Medicaid, to adequately address their Year 2000 Issues could adversely affect ManorCare Health Services.

                                USE OF PROCEEDS

  The gross proceeds from the issuance of the Notes (before deduction of discounts and commissions), together with borrowings under the Credit Facilities, will be used to effect the Distribution, including financing the cash portion of the Capital Contribution to ManorCare Health Services, refinancing certain debt of Manor Care (including all amounts outstanding under (i) Manor Care's existing revolving credit facility (the "Existing Revolving Credit Facility"), (ii) Manor Care's existing promissory note (the "Promissory Note") and (iii) certain mortgage bond indebtedness of Manor Care) and paying related fees and expenses. In addition, as part of the Capital Contribution, Manor Care will cause Manor Care Real Estate to issue the Real Estate Note to ManorCare Health Services.

  The following table illustrates the estimated sources and uses of funds, assuming the Distribution was consummated on November 30, 1997 and that all holders of the outstanding Old Senior Notes accept the Exchange Offer:

                                                                       AMOUNT
                                                                      (DOLLARS
                                                                    IN MILLIONS)
                                                                    ------------
     Sources:
       Reimbursement from ManorCare Health Services to repay Ex-
        isting Revolving Credit Facility(1).......................     $ 30.0
       Working capital reimbursement from ManorCare Health Servic-
        es........................................................       12.5
       Revolving Credit Facility(2)...............................        0.0
       Term Loan..................................................      150.0
       Gross proceeds of the Offering.............................      350.0
       Real Estate Note(3)........................................      250.0
                                                                       ------
         Total Sources............................................     $792.5
                                                                       ======
     Uses:
       Contribution of Cash to ManorCare Health Services(3).......     $250.0
       Repayment of amounts outstanding under Existing Revolving
        Credit Facility ..........................................      215.0
       Repayment of amounts outstanding under Promissory Note.....       21.9
       Repayment of certain mortgage bond indebtedness(4).........        0.5
       Cash and cash equivalents..................................       34.1
       Contribution of Real Estate Note to ManorCare Health Serv-
        ices(3)...................................................      250.0
       Fees and expenses..........................................       20.5
                                                                       ------
         Total Uses...............................................     $792.5
                                                                       ======

--------

(1) ManorCare Health Services has agreed to reimburse Manor Care Realty an aggregate of $30.0 million for borrowings under the Existing Credit Facility relating to Manor Care's May 1997 tender offer for additional shares of Vitalink.

(2) For a description of the availability of borrowings under the Revolving Credit Facility, see "Description of Certain Indebtedness--The Credit Facilities."

(3) Manor Care may reduce the principal amount of the Real Estate Note prior to issuance or reduce the amount of the cash portion of the Capital Contribution to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

(4) The mortgages were repaid on December 1, 1997.

  The Existing Revolving Credit Facility, which was amended and restated in September 1996, provides for revolving credit borrowings by Manor Care of up to $250 million and matures in September 2001. At November 30, 1997, the outstanding balance under the Existing Revolving Credit Facility allocated to Manor Care Realty was $215 million. The Existing Revolving Credit Facility bears interest at a fluctuating LIBOR-based rate. At November 30, 1997 the weighted average interest rate of Manor Care's outstanding borrowings under the Existing Revolving Credit Facility was 5.88%. The Promissory Note provides for revolving credit borrowings by Manor

Care of up to $25.0 million and matures on June 30, 1998. At November 30, 1997, the outstanding balance under the Promissory Note was $21.9 million. The Promissory Note bears interest at a fluctuating Federal funds-based rate. At November 30, 1997, the weighted average interest rate of Manor Care's outstanding borrowings under the Promissory Note was 6.06%. As of November 30, 1997, the outstanding principal amount, current interest rate and maturity date of the mortgage bonds to be prepaid were as follows: (i) Mellon Bank N.A., $1.8 million outstanding principal amount, current interest rate of 7.93%, matures at June 1, 2006; (ii) Mellon Bank N.A., $1.5 million outstanding principal amount, current interest rate of 7.84%, matures at May 1, 2006; (iii) Lincoln National Life Insurance, $0.9 million outstanding principal amount, current interest rate of 8.75%, matures at September 1, 2000; (iv) Union Mutual Life Insurance Company, $0.1 million outstanding principal amount, current interest rate of 10.00%, matures at July 1, 1998;
(v) Bank of Pennsylvania, $67,000 outstanding principal amount, current interest rate of 8.25%, matures at October 1, 1998; (vi) First Union National Bank, $0.4 million outstanding principal amount, current interest rate of 8.00%, matures at January 1, 2005; (vii) First Union National Bank, $1.0 million outstanding principal amount, current interest rate of 9.50%, matures at January 1, 2005 and (viii) MTGLQ Investors, L.P., $0.4 million outstanding principal amount, matures on August 1, 2004, current interest rate of 6.90%. The principal fees and expenses to be paid by Manor Care Realty in connection with the Offering and related transactions are expected to consist of underwriting discounts and commissions relating to the Offering, financial advisory services in connection with the Distribution and legal and accounting fees and expenses.

                  MANOR CARE REALTY PRO FORMA CAPITALIZATION

  The following table sets forth the capitalization of Manor Care Realty at November 30, 1997 and as adjusted to give pro forma effect to the Distribution and related borrowings, including the Credit Facilities and the Real Estate Note, the consummation of the Exchange Offer and the consummation of the Offering and the application of the net proceeds therefrom.

                                                               NOVEMBER 30, 1997
                                                               -----------------
                                                               ACTUAL  PRO FORMA
                                                               ------- ---------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
                                                                  (UNAUDITED)
Long-Term Debt:
  The Notes................................................... $   --  $350,000
  Term Loan...................................................     --   150,000
  Mortgage and Capital Leases.................................     --    26,415
  Real Estate Note(1).........................................     --   250,000
                                                               ------- --------
    Total Long-Term Debt......................................     --   776,415
Shareholders' Equity:
    Total shareholders' equity................................  24,603   25,863
                                                               ------- --------
Total Capitalization.......................................... $24,603 $802,278
                                                               ======= ========

--------
(1) Manor Care may determine to reduce the principal amount of the Real Estate Note prior to issuance or to reduce the amount of the cash portion of the Capital Contribution to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer. See "Description of the Transactions--The Exchange Offer."

                  MANOR CARE REALTY PRO FORMA FINANCIAL DATA

  The unaudited pro forma consolidated condensed statements of income of Manor Care Realty for the fiscal year ended May 31, 1997 and the six month period ended November 30, 1997 give effect to the Distribution and related transactions, including the Credit Facilities, the Real Estate Note, the Lease Agreements, the Development Agreement, the Assisted Living Facility Management Agreements, net additional costs associated with general corporate functions, the consummation of the Exchange Offer, the Offering and the use of proceeds therefrom as if such transactions occurred on June 1, 1996. The unaudited pro forma consolidated condensed statements of income for the fiscal year ended May 31, 1997 and the six month period ended November 30, 1997 have been prepared by adjusting the historical consolidated statements of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996. Manor Care has concluded that the terms of the Lease Agreements will not affect the operations of the skilled nursing facilities and therefore, that the pro forma effect of such agreements can be established with reasonable accuracy.

  The unaudited pro forma consolidated condensed balance sheet of Manor Care Realty at November 30, 1997 gives effect to such transactions as if such transactions had occurred at that date. Such balance sheet has been prepared by adjusting the historical consolidated balance sheet to reflect the Distribution and related transactions as if they had been effected on November 30, 1997. The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere herein. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of Manor Care Realty.

                             MANOR CARE REALTY

           PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

                                  FOR THE FISCAL YEAR ENDED MAY 31, 1997
                          ------------------------------------------------------------
                                           PRO FORMA ADJUSTMENTS
                                     --------------------------------------
                                                      LEASE      MANAGEMENT     PRO
                          HISTORICAL DISTRIBUTION   AGREEMENTS   AGREEMENT     FORMA
                          ---------- ------------   ----------   ----------   --------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                               (UNAUDITED)
REVENUES................   $44,889     $  1,603 (a)  $177,004(d)              $222,040
                                        (12,087)(i)
                                          4,990 (c)
                                          5,641 (c)
EXPENSES:
  Operating expenses....    37,871        2,081 (a)    20,266(d)   $ 402 (f)    64,149 (m)
                                             77 (a)
                                            338 (b)
                                          5,447 (b)
                                          4,858 (c)
                                         (7,191)(i)
  Depreciation and
   amortization.........     1,955          365 (a)    58,105(d)                60,608
                                            183 (c)
  Provision for
   restructuring charge.         0        6,450 (j)                              6,450
                           -------     --------      --------      -----      --------
  Total expenses........    39,826       12,608        78,371        402       131,207
                           -------     --------      --------      -----      --------
INCOME BEFORE OTHER
 INCOME AND EXPENSES AND
 INCOME TAXES...........     5,063      (12,461)       98,633       (402)       90,833
OTHER INCOME AND
 EXPENSES:
  Interest income and
   other................         0        6,291 (k)                              6,301
                                             10 (e)
  Interest expense......         0      (60,552)(g)                            (60,552)
                           -------     --------      --------      -----      --------
INCOME BEFORE INCOME
 TAXES..................     5,063      (66,712)       98,633       (402)       36,582
Provision (benefit) for
 income taxes...........     1,919      (27,008)(l)    39,817(l)    (162)(l)    14,566
                           -------     --------      --------      -----      --------
NET INCOME (LOSS).......   $ 3,144     $(39,704)     $ 58,816      $(240)     $ 22,016
                           =======     ========      ========      =====      ========
WEIGHTED AVERAGE SHARE
 OF COMMON STOCK........    63,257                                              63,257
                           -------                                            --------
INCOME PER SHARE OF
 COMMON STOCK:
  Net income per share..   $  0.05                                            $   0.35
                           =======                                            ========

   The accompanying notes are an integral part of this pro forma consolidated condensed statement of income.

                             MANOR CARE REALTY

           PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME

                                     FOR THE SIX MONTHS ENDED NOVEMBER 30, 1997
                         -------------------------------------------------------------------------
                                                PRO FORMA ADJUSTMENTS
                                    ----------------------------------------------------
                                                     LEASE      MANAGEMENT   DEVELOPMENT    PRO
                         HISTORICAL DISTRIBUTION   AGREEMENTS   AGREEMENT     AGREEMENT    FORMA
                         ---------- ------------   ----------   ----------   -----------  --------
                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                (UNAUDITED)
REVENUES................  $22,221     $  1,845 (a)  $93,648(d)                 $3,168(h)  $130,225
                                         6,163 (c)
                                         3,180 (c)
EXPENSES:
 Operating expenses.....   19,035        1,756 (a)   10,560(d)    $ 111 (f)                 37,176 (m)
                                           151 (a)
                                           169 (b)
                                         2,618 (e)
                                         2,776 (b)
 Depreciation and amor-
  tization..............    1,150          446 (a)   31,528(d)                              33,218
                                            94 (e)
 Provision for restruc-         0        6,450 (j)                                           6,450
  turing charge.........  -------     --------      -------       -----        ------     --------
 Total expenses.........   20,185       14,460       42,088         111           --        76,844
                          -------     --------      -------       -----        ------     --------
INCOME BEFORE OTHER
 INCOME AND (EXPENSES)
 AND INCOME TAXES.......    2,036       (3,272)      51,560        (111)        3,168       53,381
OTHER INCOME AND
 (EXPENSES):
  Interest income and
   other................      (63)       3,665 (k)                                           3,607
                                             5 (e)
  Interest expense......      (74)     (23,361)(g)                                         (23,507)
                                           (72)(e)
                          -------     --------      -------       -----        ------     --------
INCOME BEFORE INCOME
 TAXES..................    1,899      (23,035)      51,560        (111)        3,168       33,481
  Provision for income        745       (9,110)(l)   20,392(l)      (44)(l)     1,253       13,236
   taxes................  -------     --------      -------       -----        ------     --------
NET INCOME (LOSS).......  $ 1,154     $(13,925)     $31,168       $ (67)       $1,915     $ 20,245
                          =======     ========      =======       =====        ======     ========
WEIGHTED AVERAGE SHARES
 OF COMMON STOCK........   63,748                                                           63,748
                          -------                                                         --------
INCOME PER SHARE OF
 COMMON STOCK:
 Net income per share of
  common stock..........  $  0.02                                                         $   0.32
                          =======                                                         ========

   The accompanying notes are an integral part of this pro forma consolidated condensed statement of income.

                             MANOR CARE REALTY

              PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                          AS OF NOVEMBER 30, 1997

                                                        PRO FORMA
                                     NOVEMBER 30, 1997 ADJUSTMENTS     PRO FORMA
                                     ----------------- -----------     ----------
                                              (DOLLARS IN THOUSANDS)
                                                   (UNAUDITED)
Cash and cash equivalents..........       $   183      $  500,000 (g)  $   61,522
                                                         (250,000)(a)
                                                           12,500 (d)
                                                           26,726 (c)
                                                         (206,941)(g)
                                                          (20,950)(f)
                                                                4 (b)
Other current assets...............         6,296         165,942 (c)     200,572
                                                           28,189 (e)
                                                              145 (b)
                                          -------      ----------      ----------
Total current assets...............         6,479         255,615         262,094
Property and equipment, net........        19,829         814,988 (c)     849,331
                                                           14,514 (b)
Other assets.......................         1,634          59,401 (c)      75,927
                                                           14,500 (f)
                                                              392 (b)
                                          -------      ----------      ----------
Total assets.......................       $27,942      $1,159,410      $1,187,352
                                          =======      ==========      ==========
Total current liabilities..........       $ 2,161      $   77,455 (c)  $  202,247
                                                          108,712 (c)
                                                              207 (b)
                                                           13,712 (e)
Long-term debt.....................             0         233,356 (c)     526,415
                                                          293,059 (g)
Real Estate Note...................             0         250,000 (a)     250,000
Other long-term liabilities........         1,178          34,781 (c)     182,827
                                                          146,390 (e)
                                                              478 (b)
                                          -------      ----------      ----------
Total liabilities..................         3,339       1,158,150       1,161,489
Total shareholders' equity.........        24,603        (500,000)(a)      25,863
                                                         (131,913)(e)
                                                          612,752 (c)
                                                           12,500 (d)
                                                           (6,450)(f)
                                                           14,371 (b)
                                          -------      ----------      ----------
Total liabilities and shareholders'
 equity............................       $27,942      $1,159,410      $1,187,352
                                          =======      ==========      ==========

   The accompanying notes are an integral part of this pro forma consolidated condensed balance sheet.

NOTES TO PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(a) Reflects the revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties"). These facilities would not have been purchased by ManorCare Health Services under the terms of the Development Agreement until such facilities achieved 75% occupancy. All revenues and expenses associated with the operations of assisted living facilities during the stabilization period of operations will be reported in the income statement of Manor Care Realty. When an assisted living facility is sold to ManorCare Health Services, all subsequent operations of that facility will be recorded on ManorCare Health Services' income statement.

(b) Reflects incremental annual costs of $0.3 million for the fiscal year ended May 31, 1997 and $0.2 million for the six months ended November 30, 1997 and the transfer of expenses of $5.4 million for the fiscal year ended May 31, 1997 and $2.8 million for the six months ended November 30, 1997 to Manor Care Realty. Incremental costs relate primarily to personnel and related overhead associated with finance, cash management, human resources and legal functions. These personnel will replace existing employees in these functions who are transferring to Manor Care Realty, but whose positions are still required by ManorCare Health Services. Transferred expenses include costs associated with personnel in finance, accounting, legal, construction and development functions who will be transferred from ManorCare Health Services, as well as additional directors' fees, etc. Costs are transferred based on the historical costs incurred for these functions by Manor Care, Inc.

(c) Transferred credits of $5.0 million for the fiscal year ended May 31, 1997 and $6.2 million for the six months ended November 30, 1997 relate to rental income and gains on the sales of skilled nursing facilities and of a corporate office building.

(d) Reflects lease payments to Manor Care Realty for skilled nursing facilities under the terms of the Lease Agreements as well as depreciation and real estate taxes associated with those properties. During the first fiscal year under which such agreements are in effect, lease payments are calculated as the greater of 77% of the aggregate defined net operating profits or 10% of the aggregate priority basis, plus applicable real estate taxes and insurance of the respective facilities. For the year ended May 31, 1997, 77% of aggregate defined net operating profits exceeded 10% of the aggregate priority basis, resulting in pro forma rent expense of $177 million. In subsequent periods the terms of the Lease Agreements require calculation of rent at the greater of 77% of the defined net operating profit or 10% of the priority basis on an individual property basis with rent deferred on properties for which cashflow is not adequate to pay 10% of priority basis. Had the rent expense for the year ended May 31, 1997 been calculated under such terms, total rent expense would have been $180 million, which is net of a reduction of rent expense of $10.3 million relating to 23 facilities which would not have generated adequate cashflow to pay 10% of priority basis. The $10.3 million would have been deferred and ultimately canceled. Approximately $6.6 million of the $10.3 million relates to recently acquired, renovated or developed facilities which are anticipated to generate sufficient cashflow to make priority rent payments within the next two fiscal years.

   The pro forma rent expense for the six months ended November 30, 1997, of $93.6 million was calculated on a property by property basis as the greater of 77% of defined net operating profit or 10% of priority basis.

(e) Reflects the operations of a skilled nursing facility which will be under management contract.

(f) Reflects management fees associated with the Developed Properties under the terms of the Assisted Living Facility Management Agreements. See Note
    (a).

(g) Reflects additional interest expense associated with the indebtedness under the Credit Facilities at an estimated interest rate of 7.75% ($11.6 million for the fiscal year ended May 31, 1997 and $5.8 million for the six months ended November 30, 1997), the issuance of $350 million aggregate principal amount of Manor Care Real Estate Notes offered hereby at an estimated rate of 8.5% ($29.8 million and $14.9 million, respectively), the issuance of the $250 million Real Estate Note at an estimated rate of 8.5% ($21.3 million and $10.6 million, respectively), and interest expense related to mortgages on skilled nursing facilities and other, net of capitalized interest $(2.1) million and $(7.8) million, respectively.

(h) Reflects the gains on the sales of assisted living facilities (the "Sold Properties") to ManorCare Health Services. The Sold Properties represent facilities which opened subsequent to June 1, 1996 and achieved 75% occupancy prior to November 30, 1997.

(i) Reflects the revenues and expenses of sold facilities which would have been owned by Manor Care Realty.

(j) Reflects transaction fees of $6.5 million for the fiscal year ended May 31, 1997. Included are fees incurred for legal and accounting services of $4.6 million as well as printing, mailing, travel and other miscellaneous expenses of $1.9 million related to the transaction and the related public filings.

(k) Reflects interest and other income of $6.3 million and $3.7 million for the six months ended November 30, 1997, related mainly to rental income of $1.8 million for the fiscal year ended May 31, 1997 and $0.8 million for the six months ended November 30, 1997, gains on sales of miscellaneous assets of $1.1 million for the fiscal year ended May 31, 1997 and $0.1 million for the six months ended November 30, 1997, interest income of $1.7 million for the fiscal year ended May 31, 1997 and $0.5 million for the six months ended November 30, 1997 and miscellaneous income of $1.7 million for the fiscal year ended May 31, 1997 and $2.3 million for the six months ended November 30, 1997. This income relates to assets which will be owned by Manor Care Realty.

(l) Reflects tax effect of adjustments made pursuant to notes (a) through (k).

(m) Operating expenses consist of Mesquite Hospital operating expenses, property taxes on the facilities, management fees associated with the management by Manor Care Health Services of the Developed Properties under the terms of the Assisted Living Facility Management Agreements and general corporate expenses.

NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

(a) Reflects cash of $250.0 million and the Real Estate Note contributed to ManorCare Health Services at the Effective Date.

(b) Reflects the assets and liabilities attributable to the Developed Properties. Properties that opened subsequent to June 1, 1996 and achieved a 75% occupancy prior to November 30, 1997 fall under the Development Agreement for purposes of the pro forma income statement. These properties had a total cost of $17.7 million. The pro forma purchase price for these properties is $20.5 million, which represents an average premium over total cost of 15.8%. The pro forma gain on the sale of those properties from Manor Care Realty to ManorCare Health Services is $3.2 million for the six months ended November 30, 1997. The fair value of these properties (calculated using a discounted cash flow model which assumes a 10.25% discount rate over 10 years) exceeds the total purchase price of the properties as calculated under the terms of the Development Agreement.

(c) Reflects the transfer of the skilled nursing facilities, mortgages and certain other assets and liabilities associated with the skilled nursing facilities, as well as $3.2 million related to Manor Care Realty's appreciation rights in the Gaithersburg headquarters building.

(d) Reflects payment of $12.5 million from ManorCare Health Services for working capital of skilled nursing facilities, which remains at ManorCare Health Services.

(e) Reflects the allocation of deferred tax liabilities to Manor Care Realty pursuant to the Tax Allocation Agreement. Deferred tax assets and liabilities are allocated between Manor Care Realty and ManorCare Health Services based upon the allocation of the underlying assets and liabilities.

(f) Reflects capitalized deferred financing fees of $14.5 million and payment of transaction fees of $6.5 million. Those include fees incurred for legal and accounting services of $4.6 million as well as printing, mailing, travel and other miscellaneous expenses of $1.9 million related to the transaction and the related public filings.

(g) Reflects the additional $150 million of Term Loan indebtedness and $350 million of Manor Care Real Estate Notes offered hereby as well as the repayment of the amounts outstanding under the Existing Credit Facility ($185.0 million) and the Promissory Note ($21.9 million).

         SELECTED HISTORICAL FINANCIAL DATA OF MANOR CARE REALTY

  Due to the fact that the majority of the current Manor Care operations will be transferred to ManorCare Health Services in connection with the Distribution, the Distribution will be reported for accounting purposes as a "reverse spin-off." Accordingly, Manor Care, Inc. will continue to present consolidated results (with no discontinued operations treatment) up to the date of the Distribution. After the Distribution, ManorCare Health Services will present Manor Care's historical consolidated results for periods prior to the Distribution and Manor Care Realty will present the historical results of Mesquite Hospital, Manor Care Realty's accounting predecessor, for periods prior to the Distribution.

  The statements of income data for the fiscal years ended May 31, 1997, 1996 and 1995 and the balance sheet data as of fiscal years ended May 31, 1997 and 1996 are derived from the audited financial statements of Mesquite Hospital, Manor Care Realty's accounting predecessor. The balance sheet data at May 31, 1995, 1994 and 1993 and statements of income data for the fiscal years ended May 31, 1994 and 1993 are derived from unaudited financial statements of Mesquite Hospital, Manor Care Realty's accounting predecessor, that, in the opinion of Mesquite Hospital, Manor Care Realty's accounting predecessor, reflect all adjustments consisting of normal recurring adjustments necessary to present fairly the information set forth below. The statements of income data for the six month periods ended November 30, 1997 and 1996 and the balance sheet data as of November 30, 1997 are derived from the unaudited financial statements of Manor Care. The following selected historical financial data of Mesquite Hospital, Manor Care Realty's accounting predecessor, should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Registration Statement. The historical financial statements of Mesquite Hospital, Manor Care Realty's accounting predecessor, may not necessarily reflect the results of operations or financial position that would have been obtained had Manor Care Realty been a separate, independent company. See "Management's Discussion and Analysis of Manor Care Realty's Financial Condition and Results of Operation." Earnings per share data are presented elsewhere in this Registration and on a pro forma basis only. See "Manor Care Realty Pro Forma Financial Data."

                           SIX MONTHS ENDED
                             NOVEMBER 30,             FISCAL YEARS ENDED MAY 31,
                          --------------------  ------------------------------------------
                            1997       1996      1997     1996     1995     1994    1993
                          ---------  ---------  -------  -------  -------  ------- -------
                              (UNAUDITED)                                    (UNAUDITED)
                                                    (IN THOUSANDS)
STATEMENTS OF INCOME
 DATA:
Revenues................  $  22,221  $  21,827  $44,889  $42,044  $40,505  $36,167 $31,832
Expenses:
  Operating expenses....     16,567     15,749   32,467   30,839   30,132   26,413  22,901
  Depreciation and
   amortization.........      1,150        865    1,955    1,344    1,275    1,207   1,218
  General corporate and
   other................      2,468      2,565    5,404    4,835    4,744    4,490   4,574
                          ---------  ---------  -------  -------  -------  ------- -------
    Total expenses......     20,185     19,179   39,826   37,018   36,151   32,110  28,693
                          ---------  ---------  -------  -------  -------  ------- -------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......      2,036      2,648    5,063    5,026    4,354    4,057   3,139
Other income and
 (expenses):
  Interest expense......         74        --       --       --       --         6     153
  Limited partners'
   interest.............         63        --       --       --       --       --      --
                          ---------  ---------  -------  -------  -------  ------- -------
Income from operations
 before income taxes....      1,899      2,648    5,063    5,026    4,354    4,051   2,986
Income taxes............        745      1,032    1,919    1,907    1,647    1,539   1,135
                          ---------  ---------  -------  -------  -------  ------- -------
Income from continuing
 operations.............  $   1,154  $   1,616  $ 3,144  $ 3,119  $ 2,707  $ 2,512 $ 1,851
                          =========  =========  =======  =======  =======  ======= =======
                          AS OF NOVEMBER 30,                 AS OF MAY 31,
                          --------------------  ------------------------------------------
                                 1997            1997     1996     1995     1994    1993
                          --------------------  -------  -------  -------  ------- -------
                              (UNAUDITED)                     (UNAUDITED)
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets............              $27,942   $29,368  $26,512  $19,797  $18,183 $17,495
Shareholders' equity....               24,603    23,449   20,305   17,186   14,479  11,967
                           SIX MONTHS ENDED
                             NOVEMBER 30,             FISCAL YEARS ENDED MAY 31,
                          --------------------  ------------------------------------------
                            1997       1996      1997     1996     1995     1994    1993
                          ---------  ---------  -------  -------  -------  ------- -------
                              (UNAUDITED)                                    (UNAUDITED)
                                                    (IN THOUSANDS)
OTHER FINANCIAL DATA:
Cash (utilized) provided
 by operating
 activities.............  $    (403) $   2,085  $ 5,294  $ 7,879  $ 1,508      N/A     N/A
Cash utilized by
 investing activities...       (228)    (1,962)  (5,418)  (7,678)  (1,421)     N/A     N/A
Cash provided by
 financing activities...        650        --       --       --       --       N/A     N/A

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF MANOR CARE REALTY'S

              RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  Due to the fact that the majority of the current Manor Care operations will be transferred to ManorCare Health Services in connection with the Distribution, the Distribution will be reported for accounting purposes as a "reverse spin-off." Accordingly, Manor Care, Inc. will continue to present consolidated results (with no discontinued operations treatment) up to the date of the Distribution. After the Distribution, ManorCare Health Services will present Manor Care's historical consolidated results for periods prior to the Distribution and Manor Care Realty will present the historical results of Mesquite Hospital, Manor Care Realty's accounting predecessor, for periods prior to the Distribution.

SIX MONTHS ENDED NOVEMBER 30, 1997 COMPARED TO SIX MONTHS ENDED NOVEMBER 30,
1996

  During the six months ended November 30, 1997, net revenues of Mesquite Hospital were $22,221,000, an increase of $394,000, or 1.8%, compared to the same period ended November 30, 1996. Acute medical/surgical patient days were 8,214, a decrease of 524, or 6.0%; while skilled nursing days were 1,180, a decrease of 320, or 21.3%; and geropsych days were 1,318, a decrease of 297, or 18.4%, compared to the same period ended November 30, 1996. Other key indicators included admissions of 2,435, a decrease of 123, or 4.8%; 658 deliveries, a decrease of 105, or 13.8%; 1,918 surgeries, an increase of 115, or 6.4%; emergency visits of 14,645, an increase of 629, or 4.5%; and other outpatient visits of 9,480, a decrease of 52, or 0.5% compared to the same period ended November 30, 1996. The increase in net revenues is primarily attributable to a decrease in Medicare/Medicaid contractual allowances. The reduction in the contractual allowance was due to a decline in the Medicare length of stay from 5.28 days as of November 30, 1996 to 4.68 days as of November 30, 1997 and an increase of $512,000 in Medicaid disproportionate share payments.

  Mesquite Hospital's earnings before interest, taxes, depreciation and amortization ("EBITDA") was $3,186,000, a decrease of $327,000, or 9.3%, compared to the six-month period ended November 30, 1996. Mesquite Hospital's operating expenses were $20,185,000, an increase of $1,006,000, or 5.3%, over the six-month period ended November 30, 1996. Salaries and benefits were $8,241,000, a decrease of $169,000, or 2.0%, compared to the period ended November 30, 1996. Outside contract services were $1,428,000, a decrease of $177,000, or 11.0%, compared to the period ended November 30, 1996. Supply costs were $2,605,000, a decrease of $112,000, or 4.1%, compared to the period ended November 30, 1996. Professional services and other expenses were $2,211,000, a decrease of $100,000, or 4.3%, versus the period ended November 30, 1996. Bad debt expense was $4,293,000, an increase of $1,276,000, or 42.3%, compared to the period ended November 30, 1996. Bad debt expense as a percentage of revenues was 19.3% for the period ended November 30, 1997 as compared to 13.8% for the period ended November 30, 1996. The increase as a percentage of revenues is due to an increase in self pay revenue over the prior year.

YEAR ENDED MAY 31, 1997 COMPARED TO YEAR ENDED MAY 31, 1996

  During fiscal year 1997, net revenues of Mesquite Hospital were $44,889,000, an increase of $2,845,000, or 6.8%, compared to fiscal 1996 net revenues. Contributing to the increase in net revenues was a decline in Medicare/Medicaid contractuals of $578,000. The decline in the contractuals was primarily the result of an increase in Medicaid disproportionate share of payments of $1,133,000. Acute medical/surgical patient days were 18,574, an increase of 518, or 2.9%. Skilled nursing days were 3,002, an increase of 118, or 4.1%; and geropsych days were 2,844, an increase of 591, or 26.2%, compared to fiscal 1996. Other key indicators included 1,427 deliveries, a decrease of 142, or 9.1%; 3,578 surgeries, a decrease of 346, or 8.8%; emergency visits of 28,649, an increase of 905, or 3.3%, and outpatient visits of 18,446, a decrease of 883, or 4.6%.

  Mesquite Hospital's EBITDA was $7,018,000, an increase of $648,000, or 9.2%, compared to fiscal 1996. Operating expenses were $39,826,000 an increase of $2,808,000, or 7.6%, compared to fiscal 1996. Salaries and benefits were $16,832,000, an increase of $809,000, or 5.0%, as compared to fiscal 1996. Outside contract services were $3,189,000 a decrease of $395,000, or 11.0%, as compared to fiscal 1996. Of that amount, $181,000 relates to converting cardiopulmonary and physical therapy services from contract to in house. Supply costs were $5,613,000 an increase of $534,000, or 10.5%, as compared to fiscal 1996. Professional services and other expenses were $4,896,000, an increase of $458,000, or 10.3%, as compared to fiscal 1996. Bad debt expense was $6,833,000, an increase of $680,000, or 11.1%, over fiscal 1996. Bad debt expense as a percentage of revenue was 15.2% as compared to 14.6% in fiscal 1996.

  On June 17, 1996, Mesquite Hospital opened a 30,000 square foot, two story addition which was adjoined to the west end of the existing structure. The first story of the addition contains a new admitting area where all Mesquite Hospital patients, other than emergency services patients, are admitted. Also on the first floor is a new emergency services department, which contains sixteen beds, including two trauma rooms, two cardiac rooms, two gynecology rooms, an orthopedic room, an eight bed fast track area, two nursing stations, and a waiting area. A four bay covered ambulance area is located at the rear of the addition. The second story houses an ambulatory surgical center which is currently in operation Monday-Friday, excluding holidays, from 7:00 a.m. to completion of the procedures each day. This unit contains four operating suites, with three currently in operation, an eight bed post anesthesia recovery unit, a four bed patient holding area, limited central sterile supply services, and other support areas for employees and physicians. In addition to the new construction, this project also included modernization and expansion of the imaging department and a new physical therapy department contained within the space formerly occupied by the emergency services department and the old physical therapy department. In December of 1996, the hospital installed new MRI equipment for $1,300,000. The hospital had been using a mobile MRI provided by outside service. In April of 1997, the hospital replaced its CT Scanner with a state of the art scanner at a cost of $500,000.

YEAR ENDED MAY 31, 1996 COMPARED TO YEAR ENDED MAY 31, 1995

  During fiscal year 1996, net revenues were $42,044,000, an increase of $1,539,000, or 3.8%, over fiscal 1995 net revenues. Acute medical/surgical patient days were 18,056, a decrease of 1,446, or 7.4%. This was primarily the result of decreasing the average length of stay from 3.6 days to 3.4 days. Skilled nursing days were 2,884, an increase of 471, or 19.5%; and geropsych days were 2,253, an increase of 824, or 57.7%, compared to fiscal 1995. Other key indicators included 1,569 deliveries, a decrease of 245, or 13.5%; 3,924 surgeries, a decrease of 124, or 3.1%; emergency visits of 27,744, an increase of 836, or 3.1%; and other outpatient visits of 19,329, an increase of 694, or 3.7%.

  EBITDA was $6,370,000, an increase of $741,000, or 13.2%, compared to fiscal 1995. Operating expenses were $37,018,000, an increase of $867,000, or 2.4%, compared to fiscal 1995. Salaries and benefits were $16,023,000, an increase of $1,016,000, or 6.8%, over fiscal 1995. Of that amount, $648,000, or 4.0%, represents the salary and benefits cost for cardiopulmonary and physical therapy services, which were converted from contract to in house effective August 1, 1995. Outside contract services were $3,584,000, a decrease of $1,340,000, or 27.2%, compared to fiscal 1995. Of that amount, $942,000, or 70.3% of the decrease, was attributable to converting cardiopulmonary and physical therapy services from contract to in house. Supply costs were $5,079,000, an increase of $24,000, or 0.5%, over fiscal 1995. Professional services and other expenses were $4,438,000, an increase of $12,000, or 0.3%, over fiscal 1995. Bad debt expense was $6,153,000, an increase of $1,007,000, or 19.6%, over fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Since fiscal 1993, routine capital expenditures of the Hospital have ranged from approximately $800,000 to $1.4 million. In addition, an addition was completed in fiscal 1997 at a total cost of approximately $6.7 million. To date, Mesquite Hospital has financed its capital expenditures and operations through cash from operations and cash contributions and advances from Manor Care. Capital expenditures are currently anticipated to be $0.4 million for fiscal 1998.

  Mesquite Hospital believes that cash flow generated from operations and amounts available via advances from the Parent will be adequate to meet Mesquite Hospital's currently anticipated capital and other cash requirements.

             BUSINESS OF MANOR CARE REALTY AFTER THE DISTRIBUTION

  Manor Care Realty will own 168 skilled nursing facilities in 28 states and will be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties, including skilled nursing and assisted living facilities. Manor Care Realty will also own and operate Mesquite Community Hospital, a 172 licensed bed medical/surgical acute care hospital located in Mesquite, Texas. At or prior to the Distribution, Manor Care Realty will enter into a series of agreements with ManorCare Health Services pursuant to which ManorCare Health Services will lease and operate all of Manor Care Realty's 168 Skilled Nursing Facilities and Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution." Manor Care is a corporation organized in 1981 in the State of Delaware. Manor Care and its predecessor companies have been engaged in the development, construction and acquisition of health care properties since 1959.

  Over the next five years, Manor Care Realty plans to focus principally on the development of over 200 assisted living facilities for sale to ManorCare Health Services, including approximately 170 Arden Courts and 38 Springhouse senior residences. Following the Distribution, Manor Care Realty's principal sources of revenue will arise from payments pursuant to the lease of the Skilled Nursing Facilities to ManorCare Health Services, the proceeds of the sale to ManorCare Health Services of assisted living facilities developed by Manor Care Realty and revenues derived from Mesquite Hospital. Manor Care Realty's principal expenditures will include the costs incurred in developing the assisted living facilities for ManorCare Health Services, the costs of operating the assisted living facilities prior to their sale to ManorCare Health Services and financing costs, including interest expense.

  Manor Care Realty's geographically diversified portfolio of properties will include:

  . 168 Skilled Nursing Facilities in 28 states, which facilities contain approximately 23,732 beds.

  .    26 assisted living facilities under construction in 12 states.

  . 87 sites for assisted living facilities under contract and in development, including 73 Arden Court sites and 14 Springhouse sites.

  . Two skilled nursing facilities under construction with 268 beds and five skilled nursing sites under contract and in development.

  . Mesquite Community Hospital, a 172 licensed-bed hospital located in Mesquite, Texas, a Dallas suburb.

Since fiscal year 1993, Manor Care has completed 74 development projects, including ten skilled nursing facilities, 17 assisted living facilities and 47 significant additions to its existing skilled nursing facilities.

  Manor Care Realty will have an experienced management team, with specific expertise in market feasibility, regulatory issues, site selection, design, and project management as well as in the acquisition of health care facilities. The five senior members of Manor Care Realty's development team have worked with Manor Care for an average of 16.5 years. These individuals have in-depth knowledge of the health care market with particular expertise in the state regulatory environment for both skilled nursing and assisted living facilities. See "Management Of Manor Care Realty After The Distribution." Manor Care Realty also has a quality, geographically diversified portfolio of long term care properties.

  After the Distribution, ManorCare Health Services will be a provider of a full-range of senior support health care services, including skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home.

  ManorCare Health Services will strive to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. Private pay patients accounted for a majority of Manor Care's skilled nursing revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. Application has been made to list the common stock of ManorCare Health Services on the New York Stock Exchange.

BUSINESS STRATEGY

  Manor Care Realty plans to strive to become a foremost developer and owner of senior support health care service facilities and to enhance its growth and profitability through the following key initiatives:

  . Generate Consistent Cash Flows From High Quality Portfolio of Properties. Upon consummation of the Distribution, Manor Care Realty believes that it will have one of the highest quality portfolios of skilled nursing facilities in the industry. The majority of the Skilled Nursing Facilities were purpose-built (that is, designed and built as skilled nursing facilities as opposed to having been converted from some other use). Manor Care Realty believes these facilities have a high percentage of beds dedicated to specialty products and quality payor mix. A significant portion of the beds in Manor Care Realty's Skilled Nursing Facilities are dedicated to specialty products, including Arcadia (Alzheimer's special care unit), Heritage and Williamsburg (high-end lifestyle products), and Medbridge (high acuity unit). For fiscal years 1997 and 1996, Manor Care's occupancy rates for skilled nursing facilities that had been operated by Manor Care for at least two years were 89.8% and 90.3%, respectively.

  . Maintain Geographically Diverse Portfolio of Properties. Manor Care Realty's portfolio of properties will include 168 facilities in 28 states. Manor Care Realty believes the geographic diversity of the Skilled Nursing Facilities makes the portfolio less susceptible to adverse changes in state regulation and regional economic downturns.

  .    Benefit From Strategic Relationship with ManorCare Health
       Services. Manor Care Realty believes it will benefit from a strategic relationship with ManorCare Health Services, one of the nation's leading providers of high-quality senior support health care services within the private pay segment. Under the terms of the Lease Agreements (as defined herein), ManorCare Health Services will operate Manor Care Realty's 168 Skilled Nursing Facilities. Manor Care Realty believes that the operation of the Skilled Nursing Facilities by ManorCare Health Services will allow Manor Care Realty to benefit from the strong brand name recognition, well established treatment protocols and reputation for high quality, personalized care standards of ManorCare Health Services. The Lease Agreements provide Manor Care Realty with lease payments equal to the greater of 10% of the value of each facility (as agreed to by Manor Care Realty and ManorCare Health Services) or 77% of the Net Operating Profit (as defined herein) of each facility, Manor Care Realty believes this structure will provide a base level of rent along with the opportunity to participate in any improvements in operating performance of the Skilled Nursing Facilities. In addition, by serving as a developer of assisted living facilities for ManorCare Health Services, Manor Care Realty believes it will be well positioned to profit from the anticipated growth in the demand for assisted living care. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. If at any time during the two-year period following the time a particular facility opens occupancy reaches 75% for a period of five days, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be at a 12-37% premium to total approved development costs of Manor Care Realty, based on the number of months elapsed since the opening of the facility. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the time its capital is at risk and the increasing value of its investment, but does not compensate Manor Care Realty for any operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two year stabilization period. Prior to purchase by ManorCare Health Services, ManorCare Health Services will operate

      Manor Care Realty's assisted living facilities for a fixed monthly fee pursuant to the Assisted Living Facility Management Agreement. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

  . Capitalize On Growth in Demand for Assisted Living Services. Manor Care Realty believes the anticipated increased market demand for assisted living facilities presents Manor Care Realty with opportunities for growth. Manor Care Realty believes it can successfully capitalize on its ability to efficiently develop purpose-built assisted living projects through the planned development of approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years, including approximately 170 Arden Courts and 38 Springhouse senior residences. In addition to developing assisted living facilities for ManorCare Health Services and leasing the Skilled Nursing Facilities to ManorCare Health Services, Manor Care Realty and ManorCare Health Services plan to work closely together to develop new assisted living products aimed at segments of the assisted living business not currently served by the Springhouse and Arden Courts concepts.

  . Establish Relations with Other Leading Health Care Providers. While Manor Care Realty expects that over the next five years the vast majority of its revenues will be derived from ManorCare Health Services, subject to contractual restrictions and capital constraints, Manor Care Realty may diversify its operator base, establish relationships with other leading health care providers to develop and lease health care properties and pursue selective acquisition opportunities.

INDUSTRY OVERVIEW

  Manor Care Realty will focus on the ownership, development, construction and acquisition of health care properties, principally in the long-term care segment of the health care industry. The long-term care industry encompasses a broad range of accommodations and health care services that are provided primarily to seniors. For example, seniors requiring limited services can use home health care or adult day care. Retirement homes, congregate housing, and continuing care retirement communities are options for those seniors seeking community housing. As an individual's need for assistance increases, assisted living facilities offer residents assistance with ADLs, such as dressing, bathing, eating and medication management, in a residential environment. Finally, seniors requiring around-the-clock nursing care can be placed in skilled nursing facilities. The long-term care industry is experiencing significant growth due to several factors:

  . Favorable demographic trends. According to the U.S. Bureau of the Census, the number of seniors 85 years and older is estimated to increase by approximately 32% from 3.7 million seniors in 1996 to 4.9 million seniors by 2005. According to industry sources, approximately 57% of the population over age 85 currently require assistance with ADLs, and more than 50% suffer from Alzheimer's disease or other cognitive disorders. Manor Care Realty believes that the growth of an increasingly frail population will drive demand for long-term care products and services tailored to meet the unique needs of this elderly population, including skilled nursing facilities, assisted living facilities, and Alzheimer's care facilities. In addition, Manor Care Realty believes that the increasing affluence of the elderly will enable them to afford high quality care. According to the U.S. Bureau of the Census, the median net worth of householders age 75 and older has increased from $61,491 in 1988 to $76,541 in 1991.

  . Supply/demand imbalance. The long term care industry is benefitting from a favorable supply and demand relationship in the U.S. According to a 1997 report by the National Investment Conference and Price Waterhouse, the demand for seniors housing exceeds the supply of available beds. The Health Insurance Association of America estimates that approximately seven million elderly will need long-term care in 1997, rising to nine million by 2005 and to 12 million by 2020. Manor Care Realty believes this imbalance will continue into the next century and drive the growth of the long-term care industry. Despite increased demand, growth in the supply of beds has been minimal.

  . Increasing awareness of the range of options available to seniors. Manor Care Realty believes that consumers are increasingly aware of the wide range of long-term care options, from home health to

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      adult day care to assisted living facilities, that are available to meet their housing and health care needs. The availability of information and referral sources such as the National Council on Aging and the Alzheimer's Association, the growth of nationally branded long-term care operators such as Manor Care and the emerging assisted living companies, and increased press coverage of the needs of the aging baby boomer population, have raised the general consumer's awareness of options available to seniors in the long-term care industry.

  . Changing family dynamics. Due to the growing number of dual income families and the geographic dispersion of families, many children are unable to care for their elderly parents in their own homes. Historically, unpaid women, primarily daughters or daughters-in-law, represented a large portion of the caregivers of the non-institutional elderly. In addition, the greater affluence of these dual income families enables them to better provide financial support to their parents. Manor Care Realty believes that, as a result, adult children are increasingly seeking high quality facilities which will provide their parents with the care and support that they require.

  Manor Care Realty is well positioned to capitalize on the growth of the long-term care industry for several reasons:

  . Increasing use of outside development companies by health care operators. Health care operators are increasingly looking to experienced health care developers, such as Manor Care Realty, to provide them with design, construction management and zoning and regulatory assistance as well as to reduce their investment costs and associated risks.

  . Need for capital to finance the aggressive development plans of the seniors housing industry. Health care operators are looking for new sources of financing to fuel their growth. The equity markets and, increasingly, health care real estate investment trust (REITs), have provided a source of capital for many of these companies. Manor Care Realty believes it can capitalize on the inability of traditional sources of capital to meet the projected growth of the seniors housing markets.

  . Complex regulatory environment. The long-term care industry is governed by a wide variety of regulations at the local and state levels. Manor Care Realty believes that its experience in the regulatory arena and its in-house health planning department provide it with a significant advantage in managing the complex regulatory process at the local and state levels. Thirty-eight states require certificates of need ("CONs") to build skilled nursing facilities and at least eight states require CONs for assisted living facilities. A number of states are considering adding regulations for assisted living development. In addition, many states have imposed moratoriums on skilled nursing beds which further complicates the process of securing approval to develop new or renovate existing skilled nursing facilities. Finally, the construction of new skilled nursing and assisted living facilities typically requires local zoning and land use approvals, permits and certificates of occupancy.

BUSINESS

 Skilled Nursing Facilities

  Through a cohesive framework of proprietary care protocols, Manor Care Realty's Skilled Nursing Facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's disease or related memory impairment. In all cases, these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident.

  ManorCare Health Services will lease and operate Manor Care Realty's Skilled Nursing Facilities pursuant to Lease Agreements under which ManorCare Health Services will pay monthly fees to Manor Care Realty.

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See "Relationship Between Manor Care Realty and Manor Care Health Services
After the Distribution--Lease Agreements Relating to Skilled Nursing
Facilities."

  Manor Care Realty's Skilled Nursing Facilities target affluent to middle income seniors in need of skilled nursing care. Manor Care Realty believes its facilities enjoy a more attractive quality mix compared to other long-term care operators. Manor Care's private pay residents accounted for a majority of Manor Care's skilled nursing revenues in fiscal year 1997. Manor Care Realty believes it will benefit from its strong portfolio by participating in the operating profit generated by these facilities in accordance with the terms of the Lease Agreements.

  Manor Care Realty's Skilled Nursing Facilities differentiate themselves from their competitors by offering, through ManorCare Health Services, unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at Manor Care Realty's Skilled Nursing Facilities are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care beds. For example, the Heritage and Williamsburg wings in 107 of Manor Care Realty's Skilled Nursing Facilities provide residents with upgraded decor, a private lounge and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. Manor Care Realty believes that the Heritage and Williamsburg design concepts contribute to Manor Care's high percentage of private pay residents compared to the rest of the industry. Within Manor Care Realty's Skilled Nursing Facilities, ManorCare Health Services also will continue to operate 146 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. Finally, ManorCare Health Services will continue to operate within the Skilled Nursing Facilities 21 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. Manor Care Realty believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents.

  Manor Care is currently constructing two skilled nursing facilities and has three nursing sites under contract and in development. A typical skilled nursing facility built by Manor Care has 120 beds, costs approximately $8.5 million to build (including the cost of the land) and takes approximately twelve to thirteen months to construct.

 Assisted Living Facilities

  Assisted living facilities serve elderly persons who require assistance with activities of daily living but who do not require the constant nursing supervision that skilled nursing facilities provide. Manor Care Realty currently has 26 assisted living facilities under construction and 87 sites for new assisted living facilities under contract and in development. These facilities will be managed by and if the requisite occupancy levels are achieved within two years, purchased by ManorCare Health Services pursuant to the terms of the Assisted Living Facility Management Agreement and the Development Agreement. Also, pursuant to the Development Agreement, Manor Care Realty plans to develop approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years, including approximately 170 Arden Courts and 38 Springhouse senior residences. See "Relationship Between Manor Care Realty and Manor Care Health Services After the Distribution--Development Agreement Relating to Assisted Living Facilities." Manor Care Realty believes that upon completion of this development plan ManorCare Health Services will be the nation's largest operator of Alzheimer's assisted living facilities. Manor Care Realty's assisted living units are generally rented to occupants pursuant to 30-day or one-year leases, subject to Manor Care's right to terminate the lease if the occupant becomes too frail for the facility.

  In a strategy similar to that employed in connection with the Skilled Nursing Facilities, the assisted living facilities to be developed by Manor Care Realty will target affluent to middle income seniors in need of up to a full range of assisted living services to optimize their quality of life. These services will be available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services

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will include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may also include assistance with medication management, skin care and injections, as well as health care monitoring.

  The Arden Courts assisted living facilities to be developed by Manor Care Realty are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary, specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area. A typical Arden Courts facility has 56 units, costs approximately $4.5 million to build (including the cost of the land) and takes approximately ten months to construct.

  The Springhouse senior residences to be developed by Manor Care Realty are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. These facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the Manor Care operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services, as well as dementia programs and dedicated dementia units in some locations. A typical Springhouse senior residence has 105 beds, costs approximately $9.5 million to build and takes approximately twelve to thirteen months to construct.

 Real Estate Development and Acquisition Activities

  Pursuant to the Development Agreement, Manor Care Realty plans to develop approximately 200 assisted living facilities for sale to ManorCare Health Services over the next five years. In this regard, Manor Care Realty will continue to employ its integrated internal development process pursuant to which Manor Care Realty's market feasibility, health planning, interior design, architecture, development, and construction personnel will develop and open these facilities. Manor Care Realty's development process is divided into three discrete phases.

  The first phase of the development process involves market feasibility and site selection. Manor Care Realty's in-house market feasibility team will be responsible for identifying and prioritizing the top metropolitan statistical areas for development on a national basis, based on (i) the demographics of each market, (ii) fit with ManorCare Health Services' existing cluster markets, and (iii) the competitive environment in each market. Following market selection, regionally focused development teams will be responsible for identifying potential sites, creating site schematics, executing purchase agreements, selecting external civil engineers and consultants, preparing an initial budget, and obtaining land use approval. At the same time, Manor Care Realty's health planning department will perform CON analyses and, if needed, file for any required CONs and obtain CON approval for each approved site. Manor Care Realty will conduct full market feasibility studies, including demographic analyses, evaluations of existing and planned competitors, and rate assessments. The market feasibility and site selection phase takes approximately nine to twelve months.

  The second phase of the process consists of project planning and design. During this stage, Manor Care Realty's development team will determine the project schedule and select external fee architects responsible for adopting prototype designs to local building requirements. Manor Care Realty's architectural and construction departments will conduct regular review of progress by the fee architect to ensure that Manor Care Realty's

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standards are being met. In addition, Manor Care Realty's centralized construction purchasing and interior design departments will create finish schedules and preliminary lists of furniture, fixtures, and equipment (FF&E) for the facility. The architecture and interior design teams maintain a running log of design issues during this phase of the process which will be used to refine Manor Care Realty's prototypes. The final steps of the planning and design phase involve creating the final project budget, finalizing the financial pro formas, and securing the relevant permits. The planning and design phase takes approximately three to six months.

  The last phase of Manor Care Realty's development process is the construction and licensure of the facility. Regionally focused construction teams will be responsible for selecting the general contractor, obtaining final permits and conducting biweekly reviews of progress. These biweekly meetings involve construction management, the general contractor, the fee architect, and ManorCare Health Services' district operations team. The construction teams are also responsible for coordinating with all state and local jurisdictions and health departments to obtain certificates of occupancy and licensure of facilities. The construction and licensure phase takes approximately ten months for an Arden Courts facility and twelve to thirteen months for a Springhouse or skilled nursing facility.

  In addition to its development efforts, subject to the terms of the Non-Competition Agreement, Manor Care Realty may selectively acquire assisted living and skilled nursing operations. Manor Care Realty expects that acquisition opportunities will be identified through Manor Care Realty's senior management, industry contacts, leads from real estate brokers and consultants, and a proactive acquisition review process by Manor Care Realty's acquisitions group. Manor Care Realty utilizes real estate brokers and consultants on a transaction by transaction basis and currently has no, and contemplates no, material retainer arrangements with such persons. In reviewing acquisition opportunities, Manor Care Realty considers, among other factors, the competitive climate, the current reputation of the facility, the quality of the management team and staff, the need to reposition the facility in the marketplace and associated costs, and the construction quality and need for renovations.

 Mesquite Community Hospital

  Manor Care Realty will own and operate Mesquite Community Hospital ("Mesquite Hospital"), a 172 licensed-bed hospital located in Mesquite, Texas, a Dallas suburb. Mesquite Hospital, which opened in 1978, is a general medical/surgical acute care hospital fully accredited by the Joint Commission for the Accreditation of Health Care Organizations. Services offered by Mesquite Hospital include obstetrics, emergency services, coronary/intensive care, day surgery nursing, and geriatric psychiatry. In addition, Mesquite Hospital's modern ancillary and diagnostic services include MRI, CT, nuclear medicine, cardiac catheterization and ultrasound with doppler. The medical staff, representing virtually every medical and surgical specialty, admits and refers patients into Mesquite from their private office practices. Patient services are reimbursed from traditional insurance programs, managed care (HMO and PPO), Medicare and Medicaid. Renovation of 14,400 square feet of existing hospital space was completed in October 1996. According to a December 1995 industry survey, Mesquite Hospital was among the top 100 hospitals in the nation based on a performance analysis evaluating key measures related to clinical practices, operations, and financial management.

COMPETITION

  Manor Care Realty competes for land, property acquisitions and development opportunities with health care providers, real estate developers, health care real estate investment trusts, real estate partnerships, and other investors. ManorCare Health Services, the operator of the skilled nursing facilities and the assisted living facilities to be developed by Manor Care Realty, is subject to competition from the operators of comparable facilities, including skilled nursing, assisted living, and hospital providers. These competitors include independent operators as well as regional and national companies that manage multiple facilities. Manor Care Realty's competitors in the health care real estate business are Alternative Living Services, American Health Properties, Inc., American Retirement Corp., ARV Assisted Living, Assisted Living Concepts, Inc., Atria Communities, Inc. Beverly Enterprises, Inc., Capstone Capital Corp., Carematrix Corp., Extendicare, Inc., Genesis Health Ventures, Inc., G & L Realty Corp., Greenbriar Corp., Harborside Healthcare Corp., Health Care Property Investors, Inc., Healthcare Realty Trust Inc., Health Care REIT, Inc., Health Care & Retirement Corp.,

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Health and Retirement Property Trust, Integrated Health Services, Integrated
Living Communities, Kapson Senior Quarters, Inc., Karrington Health, Inc., LTC Properties, Inc., Mariner Health Group, Inc., Meditrust Corporation, National Healthcare L.P. National Health Investors, Inc., Nationwide Health Properties, Inc., Newcare Health Corp., Omega Healthcare Investors, Inc., Paragon Health Network, Inc., Regent Assisted Living, Retirement Care Associates, Summit Care Corp., Sun Healthcare Group, Inc., Sunrise Assisted Living, Inc., Unison Healthcare Corp., Universal Health Realty Income Trust, and Vencor, Inc. Manor Care Health Services' competitors in the skilled nursing business are Advocat, Inc., Beverly Enterprises, Inc., Extendicare, Inc., Genesis Health Ventures, Inc., Health Care and Retirement Corporation, Integrated Health Services, Inc., Mariner Health Group, Inc., National HealthCare L.P., Paragon Health Network, Inc., Sun Healthcare Group, Inc. and Vencor, Inc. Certain operators have capital resources substantially in excess of ManorCare Health Services. Operators compete on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, strength of the operator's referral stream and pricing. Mesquite Hospital encounters competition in the Mesquite, Texas area where it competes with other hospitals for community and physician acceptance.

  In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of the present and potential competitors of ManorCare Health Services operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of ManorCare Health Services. Consequently, there can be no assurance that ManorCare Health Services will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause ManorCare Health Services to experience decreased occupancy, depressed margins and lower operating results which may in turn have an adverse effect on Manor Care Realty's results of operations.

INSURANCE

  Manor Care Realty has comprehensive liability, fire, extended coverage, business interruption, and rental loss insurance with respect to its properties, with policy specifications, insured limits and deductibles that Manor Care Realty believes are consistent with those customary for similar properties. Manor Care Realty intends to maintain similar insurance with respect to future acquisitions as appropriate. In addition, Manor Care Realty requires its tenants (including ManorCare Health Services) to maintain comprehensive insurance that is customary for similar properties. Should an uninsured loss in excess of insured limits occur, Manor Care Realty would lose its capital investment in the affected properties as well as the anticipated future revenues from such properties, and would continue to be obligated on any mortgage indebtedness or other obligations of the properties. Any loss as to an individual property would not adversely affect Manor Care Realty and its ability to make distributions to stockholders. Accordingly, management believes its properties are currently adequately insured. However, there can be no assurance that Manor Care Realty will be able to continue its present insurance coverage on satisfactory terms, if at all.

GOVERNMENT REGULATION

  The facilities which Manor Care Realty owns and develops and Mesquite Hospital are subject to comprehensive and intricate federal, state and local regulatory guidelines. The facilities themselves, as well as their respective purposes and activities, are also subject to various local building codes and other ordinances. In most cases compliance with the applicable statutes and regulations will be the responsibility of ManorCare Health Services. Manor Care Realty's success will depend in part upon the ability of ManorCare Health Services to satisfy applicable regulations and requirements and to procure and maintain required licenses in rapidly changing regulatory environments. The failure of ManorCare Health Services or Mesquite Hospital to satisfy applicable regulations or to procure or maintain a required license could have a material adverse effect on Manor Care Realty. Moreover, certain regulatory developments such as revisions in the building code requirements for assisted living or skilled nursing facilities, mandatory increases in the scope and quality of care to be offered to residents and revisions in licensing and certification standards could also have a material adverse effect on Manor Care Realty.

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  Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of Manor Care Realty facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business or the levels of reimbursement from governmental, private and other sources. Any one of these potential developments could have an immediate and very significant effect on the revenues and profitability of the Skilled Nursing Facilities or Mesquite Hospital. Among other things, the Balanced Budget Act of 1997 (the "Budget Act") contains numerous and extensive changes affecting Medicare and Medicaid payment to long-term care facilities and other providers. Apart from extensive existing health care statutes and regulations, there are numerous initiatives on the federal and state levels for comprehensive reforms. Manor Care Realty cannot predict the ultimate timing, content or possible impact of future legislation and regulations affecting the Skilled Nursing Facilities or Mesquite Hospital and the health care industry in general. See "Risk Factors--Regulation."

  Both ManorCare Health Services, as the operator of the Skilled Nursing Facilities, and Mesquite Hospital are subject to Federal and state laws which govern financial and other arrangements between health care providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "Stark Legislation" which prohibits, with limited exceptions, the referral of patients for certain designated health services, including home health services, physical therapy and occupational therapy, by a physician to an entity in which the physician has a financial ownership interest. The January 1998 notice of proposed rulemaking to issue regulations implementing the Stark Legislation makes clear that the restrictions apply to referrals for designated health services provided in skilled nursing facilities. In addition, ManorCare Health Services is subject to the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients or the purchasing, leasing, ordering or arranging for any goods, facility services or items for which payment can be made under Medicare, Medicaid or other Federal healthcare programs. The Federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. The Federal government has issued recent fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities; accordingly, these areas may come under closer scrutiny by the government. In addition, in July 1995, Federal officials announced a major anti-fraud initiative called Operation Restore Trust. This program targets fraud involving skilled nursing facilities, home health agencies, suppliers of medical equipment and hospices and is currently operating in 17 states. Some states restrict certain business relationships between physicians and other providers of health care services and many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs, as well as civil and criminal penalties. These laws vary from state to state, and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that the Federal and State anti-remuneration laws will ultimately be interpreted in a manner consistent with the practices of, and business transactions by, ManorCare Health Services, as the operator of the Skilled Nursing Facilities, or Mesquite Hospital. Failure to comply with such laws can result in civil money penalties, exclusion from the Medicare, Medicaid and other Federal health care programs, and criminal convictions.

 Certificate of Need

  Many of the states in which Manor Care Realty's facilities are leased and operated have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing facilities. CONs are required to build skilled nursing facilities in 38 states and in at least eight states to build assisted living facilities. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. CON laws typically do not affect the operations of facilities that already are operating. CON laws are in effect in the following states where Manor Care operates and where Manor Care

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Realty and ManorCare Health Services may continue to expand: Florida,
Illinois, New Jersey, Ohio, New York, Connecticut and Kentucky. In addition, many states currently have a moratorium on the construction of new skilled nursing facilities. Failure to obtain the necessary state approval may result in (i) the inability to provide services, to operate a facility or to complete an acquisition, addition or other change; (ii) the imposition of sanctions;
(iii) adverse action on the facility's license; and (iv) adverse reimbursement action. CONs or other approvals may be required in connection with Manor Care Realty's future developments and acquisitions. There can be no assurance that Manor Care Realty or ManorCare Health Services will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will not enact such CON laws. Manor Care has extensive experience filing for CONs. During the period from 1987 to the present, Manor Care commenced operations of 64 new skilled nursing facilities, most of which required CON applications. During the past four fiscal years, Manor Care received CON approval for 13 skilled nursing facilities and 18 assisted living facilities.

 Federal and State Assistance Programs

  Substantially all of Manor Care Realty's Skilled Nursing Facilities and Mesquite Hospital are currently certified to receive benefits under Medicare and Medicaid. Both initial and continuing qualification of a nursing center or hospital to participate in such programs depends on many factors including accommodations, equipment, services, patient care, safety, personnel, physical environment and adequate policies, procedures and controls.

  Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. Manor Care Realty can give no assurance that payments to ManorCare Health Services under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

  There have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting payment for and availability of health care services. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. For ManorCare Health Services, the Budget Act will be phased-in for cost report years starting in November, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally-scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. The Budget Act also institutes consolidated billing for skilled nursing facility services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A skilled care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement, or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. Likewise, the Budget Act requires the Secretary to establish a prospective payment system for home health services, to be implemented beginning October 1, 1999. Prior to implementation, the Budget Act establishes certain interim payment reforms, for cost reporting periods beginning after October 1, 1997, including reduced home health limits, reducing per visit cost limits, and agency-specific per beneficiary annual limits on an agency's costs. The legislation also requires home health agencies to submit claims for all services, and all payments will be make to the agency regardless of whether the item or service was furnished by the agency, by others under arrangement, or under any other contracting or consulting arrangement. With regard to hospices, the Budget Act limits reimbursement by setting payment rate increase at

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market basket minus 1.0 percentage points for fiscal 1998 through 2002. The law also institutes a number of reforms of the hospice benefit, including a requirement that hospices be reimbursed based on the location where care if furnished (rather than the location of the hospice), effective for cost reporting periods beginning on or after October 1, 1997. Other provisions limit Medicare payments for certain drugs, biologicals and supplies.The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities. Further, the Budget Act allows states to mandate enrollment in managed care systems without seeking approval from the Health Care Financing Administration for waivers from certain Medicaid requirements as long as certain standards are met. Although state managed care programs have historically exempted institutional care, no assurance can be given that such programs will not ultimately change the reimbursement system for long-term care facilities from fee-for-service to negotiated or capitated rates or otherwise affect the levels of payment to ManorCare Health Services skilled nursing facilities. Such programs could also affect payment levels to In Home Health and Vitalink. Manor Care Realty cannot predict the impact that this change will have on ManorCare Health Services and, indirectly, on Manor Care Realty. Manor Care Realty cannot predict whether any other proposals will be adopted at the Federal or state level or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services and, indirectly, Manor Care Realty. Manor Care Realty believes, however, that government and private efforts to contain or reduce health care costs will continue and that these trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by ManorCare Health Services, which in turn will affect the revenue derived by Manor Care Realty from ManorCare Health Services. A significant change in coverage, reduction in payment rates by third-party payors or the decline in availability of funding could have a material adverse effect on the business and financial condition of ManorCare Health Services and, indirectly, Manor Care Realty's results of operations and financial condition.

  Home Health Care. On September 15, 1997, President Clinton imposed a Medicare moratorium on new home health agencies. So that new regulations could be imposed to combat fraud. On January 13, 1998, the Clinton Administration lifted the moratorium, based on the issuance of new regulations for home health agencies. These regulations require, as mandated by the Budget Act, that all home health agencies obtain surety bonds to participate in the Medicare and Medicaid programs, and disclosure of related business interests, among other new requirements. According to press reports, some health agencies have had difficulty obtaining bonds meeting the required criteria. If a home health agency is unable to obtain a bond, the agency could lose certification to participate in the Medicare and Medicaid programs. Manor Care does not believe that there will be any material adverse affect on either In Home Health or on ManorCare Health Services as a result of these new requirements.

 Environmental Regulation

  Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused the presence of the hazardous of toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of a responsible party as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the liable party. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. In connection with the ownership and leasing to third-parties of its properties, Manor Care Realty could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. See "--Legal Proceedings" and "Risk Factors--Environmental Matters."

LEGAL PROCEEDINGS

  Environmental. One or more subsidiaries or affiliates of Manor Care have been identified as potentially responsible parties ("PRPs") in a variety of actions (the "Actions") relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. (S)(S)9601 et seq. ("CERCLA") and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco Incorporated and its subsidiary and affiliated companies ("Cenco"). Cenco was acquired in 1981 by a wholly owned subsidiary of Manor Care. The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question. The Company believes that the waste disposal activities at issue occurred prior to the Manor Care subsidiary's acquisition of Cenco. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings typically involve efforts by governmental entities and/or private parties to allocate or recover site investigation and cleanup costs, which costs may be substantial.

  Manor Care believes it has adequate insurance coverage for a substantial portion of the claims asserted in the actions. Manor Care is engaged in litigation with its insurers as to the extent of coverage available in connection with the Actions. While it cannot be guaranteed, Manor Care Realty believes it will ultimately be successful in the pending litigation with its insurers.

  On October 30, 1989, the New Jersey Department of Environmental Protection sued Manor Care and other defendants in U.S. District Court, District of New Jersey, seeking clean-up costs at the Kramer landfill, located in Mantua, New Jersey, where subsidiaries of Cenco allegedly transported waste. About the same time, the United States filed a lawsuit against approximately 25 defendants in the same court seeking recovery of its expenses arising in connection with this site. Manor Care is also defendant in that suit. Based upon a final allocation plan, and also in view of its insurance coverage (assuming Manor Care prevails in its litigation with such insurers), Manor Care Realty believes that the Kramer Action will not have a material adverse effect on its financial condition or results of operations. This final allocation plan is not binding. If the matter is not resolved by settlement, a court would have to allocate responsibility and Manor Care Realty's allocation could change. In addition, should Manor Care Realty fail to favorably resolve the litigation with its insurers, some Actions individually and the Actions in the Aggregate could have an adverse effect on its financial condition or results of operations.

  After the Distribution, Manor Care Realty will retain liability for the Actions and pursuant to the Distribution Agreement will indemnify ManorCare Health Services against any liabilities and losses arising out of the Actions. Although Manor Care, together with its insurers, is vigorously contesting its liability in the Actions, it is not possible at the present time to accurately estimate the ultimate legal and financial liability of Manor Care Realty in respect to the Actions. Manor Care Realty believes, however, that any such liability will not be material. Furthermore, Manor Care cannot guarantee that additional environmental claims of this nature, for which Manor Care may incur liability, will not arise in the future. See "Description of the Transactions--The Distribution."

  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where Manor Care is alleged to be a potentially responsible party has not yet been quantified. Manor Care believes that the potentially environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million.

  Other. Manor Care Realty will also retain liability for certain regulatory and legal actions, investigations or claims for damages that have arisen in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and Manor Care Realty cannot estimate the range of the ultimate liability, if any, relating to these proceedings, Manor Care Realty believes that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of Manor Care Realty.

EMPLOYEES

  After consummation of the Distribution, Manor Care Realty will have approximately 160 full and part-time employees, 100 of whom will be employed in development operations and the remainder in administration. In addition, Mesquite Hospital will have approximately 600 full and part-time employees.

PROPERTIES

  The real estate portfolio of Manor Care Realty consists of 168 skilled nursing facilities, two skilled nursing and 26 assisted living facilities under construction, three skilled nursing and 87 assisted living facilities under contract and in development, and one acute care hospital.

  The skilled nursing facilities owned by Manor Care Realty and operated by ManorCare Health Services range in bed capacity from 53 to 265 beds and have an aggregate bed capacity of 23,732 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.
  The table below summarizes certain information regarding Manor Care Realty's existing facilities as of November 30, 1997 giving pro forma effect to the
Distribution:

SKILLED NURSING FACILITIES

                        FACILITY LOCATION                            BEDS
                        -----------------                            -----
ARIZONA
Tucson..............................................................   117
                                                                     -----
Total...............................................................   117
                                                                     =====
CALIFORNIA
Citrus Heights......................................................   146
Encinitas...........................................................   117
Fountain Valley.....................................................   146
Hemet...............................................................   176
Palm Desert.........................................................   178
Rancho Bernardo.....................................................    95
Rossmoor............................................................   119
Sunnyvale...........................................................   138
Walnut Creek........................................................   153
                                                                     -----
Total............................................................... 1,268
                                                                     =====
COLORADO
Boulder.............................................................   149
Denver..............................................................   151
                                                                     -----
Total...............................................................   300
                                                                     =====
DELAWARE
Pike Creek..........................................................   151
Wilmington..........................................................   139
                                                                     -----
Total...............................................................   290
                                                                     =====
FLORIDA
Boca Raton..........................................................   178
Boynton Beach.......................................................   179

   FACILITY LOCATION                                                 BEDS
   -----------------                                                 -----
Carrollwood.........................................................   117
Dunedin.............................................................   119
Jacksonville........................................................   114
Naples..............................................................   116
Palm Harbor.........................................................   179
Plantation..........................................................   119
Sarasota............................................................   176
Venice..............................................................   129
West Palm Beach.....................................................   120
Winter Park.........................................................   132
                                                                     -----
Total............................................................... 1,678
                                                                     =====
GEORGIA
Decatur.............................................................   129
Marietta............................................................   116
                                                                     -----
Total...............................................................   245
                                                                     =====
ILLINOIS
Arlington Heights...................................................   153
Champaign...........................................................    98
Decatur.............................................................    95
Elgin...............................................................    79
Elk Grove...........................................................   177
Hinsdale............................................................   188
Kankakee............................................................   102
Libertyville........................................................   149
Naperville..........................................................   113
Normal..............................................................    97
Oak Lawn............................................................   173

                            FACILITY LOCATION                           BEDS
                            -----------------                           -----
Oak Lawn Americana.....................................................   141
Orchard Manor..........................................................    53
Palos Heights..........................................................   176
Palos Heights West.....................................................   120
Peoria.................................................................   119
Rolling Meadows........................................................   154
South Holland..........................................................   185
Urbana.................................................................    97
Westmont...............................................................   115
Wilmette...............................................................    76
                                                                        -----
Total.................................................................. 2,660
                                                                        =====
INDIANA
Anderson...............................................................   218
Indianapolis North.....................................................   182
Indianapolis South.....................................................   118
Kokomo.................................................................   100
                                                                        -----
Total..................................................................   618
                                                                        =====
IOWA
Cedar Rapids...........................................................   104
Davenport..............................................................   100
Dubuque................................................................    95
Waterloo...............................................................    93
                                                                        -----
Total..................................................................   392
                                                                        =====
KANSAS
Overland Park..........................................................   175
Topeka.................................................................   120
Wichita................................................................   117
                                                                        -----
Total..................................................................   412
                                                                        =====
MARYLAND
Bethesda...............................................................   102
Chevy Chase............................................................   158
Largo..................................................................   128
Potomac................................................................   137
Roland Park............................................................    89
Rossville..............................................................   180
Ruxton.................................................................   217
Silver Spring..........................................................   119
Towson.................................................................   126
Wheaton................................................................    98
                                                                        -----
Total.................................................................. 1,334
                                                                        =====
MISSOURI
Florissant.............................................................    97
Fremont................................................................   220
                                                                        -----
Total..................................................................   317
                                                                        =====
MICHIGAN
Kingsford..............................................................   105
Windemere..............................................................   179
                                                                        -----
Total..................................................................   284
                                                                        =====
NEVADA
Reno...................................................................   150
                                                                        -----
Total..................................................................   150
                                                                        =====
NEW JERSEY
Cherry Hill............................................................   107
Mountainside...........................................................   148
West Deptford..........................................................   135
                                                                        -----
Total..................................................................   390
                                                                        =====
NEW MEXICO
Camino Vista...........................................................   134
Northeast Heights......................................................   137
Sandia.................................................................   176
                                                                        -----
Total..................................................................   447
                                                                        =====
NORTH CAROLINA
Pinehurst..............................................................   114
                                                                        -----
Total..................................................................   114
                                                                        =====
NORTH DAKOTA
Fargo..................................................................   107
Minot..................................................................   105
                                                                        -----
Total..................................................................   212
                                                                        =====
OHIO
Akron..................................................................   100
Barberton..............................................................   118
Belden Village.........................................................   144
Cincinnati.............................................................   149
Lake Shore.............................................................   199
Mayfield Heights.......................................................   149
North Olmstead.........................................................   177
Oregon.................................................................   108
Rocky River............................................................   209
Westerville............................................................   178
Willoughby.............................................................   154
Woodside...............................................................   143
                                                                        -----
Total.................................................................. 1,828
                                                                        =====
OKLAHOMA
Midwest City...........................................................   102
Norman.................................................................   108
Northwest Oklahoma City................................................   116
Southwest Oklahoma City................................................   116
Tulsa..................................................................   100
Warr Acres.............................................................   100
Windsor Hills..........................................................   107
                                                                        -----
Total..................................................................   759
                                                                        =====

                          FACILITY LOCATION                           BEDS
                          -----------------                           -----
PENNSYLVANIA
Allentown............................................................   163
Bethel Park..........................................................   159
Bethlehem-I..........................................................   227
Bethlehem-II.........................................................   215
Camp Hill............................................................   118
Carlisle.............................................................   151
Chambersburg.........................................................   205
Dallastown...........................................................   203
Devon Manor..........................................................   261
Easton...............................................................   224
Elizabethtown........................................................    96
Harrisburg...........................................................   234
Huntingdon Valley....................................................   121
Jersey Shore.........................................................   120
King of Prussia......................................................   148
Kingston Court.......................................................   126
Kingston East........................................................   177
Lansdale.............................................................   170
Laureldale...........................................................   199
Lebanon..............................................................   158
McMurray.............................................................   140
Monroeville..........................................................   121
North Hill...........................................................   199
Pittsburgh...........................................................   149
Pottstown Nursing....................................................   160
Pottsville...........................................................   176
Sinking Spring.......................................................   216
Sunbury..............................................................   126
West Reading.........................................................   177
Whitehall............................................................   173
Williamsport North...................................................   154
Williamsport South...................................................   128
Yardley..............................................................   140
Yeadon...............................................................   198
York North...........................................................   162
York South...........................................................   126
                                                                      -----
Total................................................................ 6,020
                                                                      =====
SOUTH CAROLINA
Charleston...........................................................   116
Columbia.............................................................   128
Lexington............................................................   112
                                                                      -----
Total................................................................   356
                                                                      =====
SOUTH DAKOTA
Aberdeen.............................................................    98
                                                                      -----
Total................................................................    98
                                                                      =====
TEXAS
Dallas...............................................................   200
Fort Worth...........................................................   158
Forth Worth NW.......................................................   103
San Antonio-Babcock..................................................   210
San Antonio-North....................................................    95
San Antonio-Northwest................................................   143
San Antonio-Windcrest................................................   187
Sharpview............................................................   127
Temple...............................................................   102
Temple Care..........................................................   141
Webster..............................................................   111
                                                                      -----
Total................................................................ 1,577
                                                                      =====
UTAH
Ogden................................................................   134
                                                                      -----
Total................................................................   134
                                                                      =====
VIRGINIA
Arlington............................................................   191
Fair Oaks............................................................   119
Imperial.............................................................   127
Stratford Hall.......................................................   233
                                                                      -----
Total................................................................   670
                                                                      =====
WASHINGTON
Gig Harbor...........................................................   120
Lynwood..............................................................   113
Meadow Park..........................................................   124
Spokane..............................................................   125
                                                                      -----
Total................................................................   482
                                                                      =====
WISCONSIN
Appleton.............................................................   103
Fond du Lac..........................................................   107
Green Bay-East.......................................................    78
Green Bay-West.......................................................   105
Madison..............................................................   167
                                                                      -----
Total................................................................   560
                                                                      =====

TOTAL SKILLED NURSING FACILITIES: 168

TOTAL SKILLED NURSING BEDS: 23,732

  All of the facilities listed in the above table are owned or leased by Manor Care Realty and leased by ManorCare Health Services except for certain facilities which Manor Care Realty either leases or has an ownership interest pursuant to joint venture agreements. Manor Care Realty owns 35% of the Winter Park, Florida facility and 94% of the Decatur, Georgia facility.

  Manor Care's skilled nursing facilities, including skilled nursing facilities that have been operated by Manor Care for less than two years, had an 88.4% occupancy rate for the 12-month period ended May 31, 1997. Manor Care's skilled nursing facilities that have been operated by Manor Care for at least two years had an 89.8% occupancy rate for the 12-month period ended May 31, 1997.

  Mesquite Hospital is licensed for 172 beds in all private rooms and is a modern, fully equipped, acute care facility.

  The table below summarizes certain information regarding Manor Care Realty's facilities under contract and in development or under construction:

                     SPRINGHOUSES SPRINGHOUSES ARDEN COURTS ARDEN COURTS
                        UNDER          IN         UNDER          IN
  STATE              CONSTRUCTION DEVELOPMENT  CONSTRUCTION DEVELOPMENT  TOTALS
  -----              ------------ ------------ ------------ ------------ ------
  Arizona...........       0            1            1            3         5
  California........       0            1            1            8        10
  Colorado..........       0            1            0            4         5
  Connecticut.......       0            0            1            1         2
  Delaware..........       0            0            1            0         1
  Florida...........       1            0            6            5        12
  Georgia...........       1            0            1            2         4
  Illinois..........       0            2            1            4         7
  Kansas............       0            0            1            0         1
  Maryland..........       1            2            0            3         6
  Massachusetts.....       0            0            0            1         1
  Michigan..........       0            0            0            3         3
  Nevada............       0            0            1            0         1
  New Jersey........       3            1            2            7        13
  New York..........       0            0            0            5         5
  North Carolina....       0            0            1            1         2
  Ohio..............       0            1            1            5         7
  Pennsylvania......       0            2            1            9        12
  Tennessee.........       0            0            0            1         1
  Texas.............       0            1            2            6         9
  Virginia..........       0            1            0            2         3
  Washington........       0            1            0            2         3
                         ---          ---          ---          ---       ---
  Total.............       6           14           21           72       113
                         ===          ===          ===          ===       ===

  Manor Care Realty's properties will be subject to mortgages or the subsidiaries owning such properties will pledge their stock as security for the Credit Facilities. See "Description of the Transactions--The Credit Facilities." In addition, Manor Care Realty holds certain properties subject to certain mortgages and industrial revenue bonds. All mortgages and industrial revenue bond payments are current and are not in default. Manor Care Realty anticipates that it will be able to make all payments on these obligations when due.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

  The following is a discussion of certain investment, financing and other policies of Manor Care Realty. These policies have been determined by the Board of Directors, if noted, or are the standard operating policies of Manor Care Realty, and may be amended or revised from time to time by the Board of Directors or, in the case of standard operating policies, by management of Manor Care Realty, in their discretion, without notice or a vote of the stockholders.

 INVESTMENT POLICIES

  Investment in Real Estate or Interests in Real Estate. Manor Care Realty's investment objectives are to achieve long-term capital appreciation through the generation of consistent cash flows from (i) the leasing of its high quality portfolio of skilled nursing properties (including any properties subsequently acquired or developed) and (ii) the development and sale of properties to ManorCare Health Services and others. Manor Care Realty has no current plans to pay dividends on shares of its common stock. Any payments of dividends on the common stock in the future will be subject to the discretion of the Board of Directors of Manor Care Realty and will depend upon, among other things, Manor Care Realty's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Board may deem relevant. See "--Properties" and "--Business Strategy" for a more detailed discussion of Manor Care Realty's properties and Manor Care Realty's strategic objectives.

  Manor Care Realty's charter does not limit development of new properties to any geographic area or product type or to a specified percentage of Manor Care Realty's assets. There is no limit to the amount Manor Care Realty can invest in any one geographic area or in any one property. However, Manor Care Realty currently focuses development in the 48 contiguous United States and the top 200 metropolitan statistical areas. Manor Care Realty focuses its development efforts in metropolitan areas where there is a high density of age and income qualified seniors who could be potential consumers of high-end, skilled nursing or assisted living facility services. Manor Care Realty also seeks locations where there is a favorable regulatory environment for the development of senior facilities. The prototypical assisted living site is four to six acres in size. Typically, the sites are improved, located in a setting of mixed zoning for residential, retail and commercial development and have the zoning necessary to develop an assisted living facility. See also "-- Business--Real Estate Development and Acquisition Activities."

  While Manor Care Realty expects that over the next five years the vast majority of revenues will be derived from ManorCare Health Services, subject to contractual restrictions and capital constraints, Manor Care Realty may diversify its operator base, establish relationships with other leading health care providers to develop and lease health care properties, and pursue selective acquisition opportunities. Manor Care Realty may participate with third parties through joint ventures or other co-ownership structures for the development or acquisition of facilities.

  Manor Care Realty currently has no plans to invest in real estate mortgages, although it has no policy against such an investment. Manor Care Realty also has no current plans to invest in the securities of or interests in persons primarily engaged in real estate activities; however, Manor Care Realty may, subject to the terms of Manor Care Realty's and Manor Care Real Estate's indebtedness, including the Indenture, invest in the securities of real estate investment trusts, other entities engaged in real estates activities, or securities of other issuers, including for the purpose of exercising control over such entities. See "--Policies with Respect to Other Activities."

 FINANCING POLICIES

  Manor Care Realty expects to invest between $1.5 billion and $1.9 billion over the next five years to develop skilled nursing and assisted living facilities. This includes acquisitions of existing skilled nursing facilities and capital improvements for new and existing facilities. Manor Care Realty expects to fund these activities with proceeds of borrowings under the Credit Facilities described below, proceeds from the sale of facilities to ManorCare Health Services pursuant to the Development Agreement, and cash provided from operating activities, including payments from ManorCare Health Services under the Lease Agreements. Completing this development plan will require additional debt and equity financing, including proceeds from an equity offering expected to occur in fiscal year 1999. There can be no assurance that Manor Care Realty will be able to obtain debt or equity financing on terms acceptable to it or that the proceeds of such financing will be available or sufficient to fund Manor Care Realty's capital requirements.

  If the Board of Directors determines to raise additional equity capital, Manor Care Realty may (subject to the rules of the NYSE), without stockholder approval, issue additional shares of common stock or other capital stock up to the amount of the authorized capital of Manor Care Realty in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Such securities may be senior to the common stock and may include preferred stock (which may be convertible into common stock). Existing stockholders will have no preemptive right to purchase shares in any subsequent offering of securities by Manor Care Realty, and any such offering could cause a dilution of a stockholder's investment in Manor Care Realty.

  To the extent that the Board of Directors determines to obtain additional debt financing, Manor Care Realty may seek to extend, expand, reduce or renew the Credit Facilities, or obtain new credit facilities or lines of credit, or issue debt securities (which may be convertible into common stock or other securities of Manor Care Realty). The proceeds from any borrowings may be used to finance acquisitions, to develop or redevelop properties, to refinance existing indebtedness, or for working capital or capital improvements. Such indebtedness may be secured or unsecured and may be cross-collateralized and contain cross-default provisions. The ability of Manor Care Realty to incur additional indebtedness will be limited by the terms of Manor Care Realty's indebtedness.

  In connection with the Distribution, Manor Care Real Estate is offering $350 million aggregate principal amount of Notes as more fully described in this prospectus. In addition, Manor Care, on behalf of Manor Care Real Estate, is negotiating a commitment letter with The Chase Manhattan Bank and Chase Securities Inc. relating to an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, and a five-year $300 million revolving credit facility (the "Credit Facilities"). See "Description of the Transactions--The Credit Facilities."

  In connection with the Distribution and in order to fund ManorCare Health Services' capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. In order to fund the cash portion of the Capital Contribution, Manor Care Real Estate will utilize part of the proceeds from the Offering and borrowings under the Credit Facilities. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Real Estate Note to be issued by Manor Care Real Estate and guaranteed by Manor Care Realty. See "Description of the Transactions--The Real Estate Note."

  On November 17, 1997, Manor Care redeemed all outstanding 9 1/2% Senior Subordinated Notes due 2002 at a redemption price of $103.56 with the proceeds of borrowings under the Existing Revolving Credit Facility.

  In September 1996, Manor Care amended its existing $250.0 million competitive advance and multi-currency revolving credit facility (the "Existing Revolving Credit Facility") to provide for the spin-off of the lodging division. The Existing Revolving Credit Facility expires in September 2001. At November 30, 1997, bank lines totaled $275.0 million, of which $38.1 million remained unused. Manor Care intends to replace the Existing Revolving Credit Facility with the new five-year $300 million Revolving Facility to become effective as of the Distribution. See "Description of Certain Indebtedness--The Credit Facilities."

  In June 1996, Manor Care completed a public offering of unsecured Senior Notes in the amount of $150.0 million, the proceeds of which were used to repay borrowings under the Existing Revolving Credit Facility. The notes are due in June 2006 and carry a 7 1/2% interest rate. In connection with the Distribution, ManorCare Health Services plans to offer to exchange $1,000 principal amount of its 7 1/2% Senior Notes due 2006 for each $1,000 principal amount of the 7 1/2% Senior Notes due 2006 of Manor Care properly tendered. See "Description of the Transactions--The Exchange Offer and Solicitation."

 LENDING POLICIES

  Manor Care may make loans to subsidiaries, joint ventures and other entities in which it has an equity interest, or to unaffiliated third parties, when making such loans is advisable in the opinion of the Board of Directors.

  On November 1, 1996, Manor Care separated its lodging business from its healthcare business via a tax-free spin-off of the lodging division. In conjunction with this spin-off, Manor Care received a three year, 9%, $225.7 million note from its lodging segment. In April 1997, Manor Care received a prepayment of $110.0 million on this note, resulting in remaining cash advances at August 31, 1997 of $115.7 million. This remaining balance was prepaid in full in October 1997. The proceeds in each case were used to prepay borrowings under the Existing Revolving Credit Facility.

 CONFLICT OF INTEREST POLICY

  Manor Care Realty's Corporate Ethics Policy provides that no employee may directly or indirectly maintain any outside business or financial interest, or engage in any outside business or financial activity, which conflicts or appears to conflict with the interests of Manor Care Realty or which interferes with such employee's ability to

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fully discharge his or her responsibilities and duties to Manor Care Realty.
Such prohibition includes the diverting, for personal gain, of any business opportunity from which Manor Care Realty may profit, unless Manor Care Realty decides to forego such opportunity. All employees are required to disclose in writing to the Chief Executive Officer of Manor Care Realty any proprietary or other financial interest they may have or anticipate having in any organization with which Manor Care Realty does business or with which it directly or indirectly competes in order that a determination may be made as to whether any conflict of interest is present.

  In addition, the General Corporation Law of the State of Delaware provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the shareholders.

  The Indenture will contain certain restrictions with respect to transactions with affiliates.

 POLICIES WITH RESPECT TO OTHER ACTIVITIES

  Manor Care Realty has authority to repurchase or otherwise acquire its common stock or other securities in the open market or otherwise and, subject to certain restrictions imposed by the terms of its indebtedness, may engage in such activities in the future. Manor Care has reacquired shares of its common stock in the past in connection with (i) the payment in kind of the exercise price of options issued under Manor Care's stock option plans; and
(ii) the withholding of taxes on behalf of participants in Manor Care's stock option and restricted stock plans. It is contemplated that Manor Care Realty may, subject to certain restrictions imposed by the terms of its indebtedness, also reacquire shares of its common stock in connection with such activities in the future.

  Manor Care Realty does not currently intend to engage in the material purchase, sale or trading of securities of unaffiliated issuers except for purchase, sales or trading made in connection with normal and customary cash management activities. Manor Care Realty may, subject to certain restrictions imposed by the terms of its indebtedness, engage in such activities in the future if Manor Care Realty's Board of Directors finds such action to be advisable.

  Manor Care Realty does not currently intend to invest in the securities of other issuers for the purposes of exercising control, although Manor Care Realty may do so in the future if Manor Care Realty's Board of Directors finds such action to be advisable. In May 1997, Manor Care completed a tender offer for 1,500,000 shares (approximately 6%) of the common stock of Vitalink, which increased Manor Care's ownership position to approximately 51% of the common stock of Vitalink. In October 1995, Manor Care purchased approximately 41% of the common stock and 100% of the outstanding voting convertible preferred stock of In Home Health, which resulted in Manor Care having approximately 64% of the voting power of In Home Health.

  Manor Care Realty will be required to file reports and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Holders of shares of common stock will receive annual reports containing audited financial statements, with a report thereon by Manor Care Realty's independent certified public accountants, in addition to any other reports required to be furnished to shareholders pursuant to applicable law or rules of the NYSE, or such other stock exchange on which Manor Care Realty's common stock may be listed or qualified.

  Manor Care Realty does not currently intend to engage in underwriting or agency distribution or sale of securities of other issuers.

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

         BUSINESS OF MANORCARE HEALTH SERVICES AFTER THE DISTRIBUTION

OVERVIEW

  ManorCare Health Services believes that it is a leading provider of a full range of senior support health care services. ManorCare Health Services provides an array of services that includes skilled nursing, assisted living, institutional pharmacy and home health care and additional support services for the frail elderly living at home. ManorCare Health Services is striving to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. In order to achieve this goal, ManorCare Health Services is planning to focus on the rapid acquisition of assisted living facilities in cluster markets pursuant to the Development Agreement with Manor Care Realty. Under the Development Agreement, ManorCare Health Services intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences to be newly developed by Manor Care Realty during the next five years. See "Relationship Between Manor Care Realty and ManorCare Health Services after the Distribution--Development Agreement." Its strategy for achieving this objective entails aggressive implementation of the following key initiatives:

  . grow through acquisition of proprietary assisted living facilities developed by Manor Care Realty

  . expand on current market leadership position in the private pay segment

  . extend leadership position as provider of the most innovative Alzheimer's services in the industry

  . maintain focus on high-quality personalized care and services

  . market distinctive products nationally under the ManorCare Health
    Services brand name

  . build on existing senior support services platform

  . focus on development of cluster markets

  ManorCare Health Services leases and operates 168 skilled nursing facilities owned by Manor Care Realty, owns joint venture interests in and manages three additional skilled nursing facilities. The skilled nursing facilities are located in 28 states and contain approximately 24,089 beds. These facilities provide skilled nursing services principally for residents over the age of 65. Within its skilled nursing facilities, ManorCare Health Services operates 146 Arcadia special-care units which provide care to individuals in the middle to late stages of Alzheimer's disease and 21 MedBridge high acuity units which focus on short-term, post-hospital care for medically complex residents and those in need of aggressive physical rehabilitation. ManorCare Health Services owns and operates 36 assisted living facilities in 12 states containing 3,770 units. These facilities include 14 Arden Courts, serving persons with early to middle-stage Alzheimer's disease or related memory impairment, and 20 Springhouse senior residences, serving the general assisted living population. ManorCare Health Services also has majority control of Vitalink, one of the largest public institutional pharmacy companies and In Home Health, a national home health care services company. Vitalink operates 57 institutional pharmacies in 36 states, serving approximately 173,000 beds. In Home Health provides home health services in 14 states.

  On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration by Manor Care (and to be considered by ManorCare Health Services after the distribution) include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Vitalink has retained SBC Warburg Dillon Read Inc. to act as financial advisor in connection with the exploration of strategic alternatives with respect to Manor Care's interest in Vitalink. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or ManorCare Health Services after the Distribution) will decide to enter into any such transaction or that, should it decide to do so, be able to reach an agreement with respect to any such transaction on terms acceptable to it.


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

INDUSTRY TRENDS

  There are several trends affecting the long-term care industry. First, the competitive landscape is changing. The industry is consolidating as smaller, local operators are being acquired by larger operators. In addition, several large multi-unit operators have merged to form even larger chains. By 1995, 54% of the skilled nursing homes in the country were part of a chain, up from 28% in 1977. Finally, some long term care providers have recognized the need to diversify by expanding into assisted living, home health care, and ancillary services.

  Second, many hospitals have developed their own post-acute care capabilities in response to cost containment pressures. These integrated delivery systems place a premium on keeping patients within their systems. The development of post-acute care capabilities by hospitals impacts providers of long-term care, as these providers have historically received a large number of referrals from clinical networks, including hospitals, physicians and managed care organizations. However, shifts away from cost-based reimbursement to prospective pay systems may cause hospitals to rethink their strategy and create new opportunities for partnerships with home care and skilled nursing providers.

  Third, the number of elderly in America is expanding faster than the overall population. As the senior population continues to expand, the demand for health related services targeted specifically at serving their needs is increasing. The number of people aged 75 and older, the primary consumer of senior support health care services, is growing more quickly than the overall population. According to the U.S. Bureau of the Census, the number of seniors 75 and older is estimated to increase by approximately 37% from 13 million in 1990 to an estimated 17.8 million in 2005. The U.S. Bureau of the Census data predicts that total U.S. population will only increase by approximately 15% during the same period.

  Other market trends contributing to change in the long-term care industry include:

  . a continued increase in the number of frail, elderly individuals living alone who require assistance with their activities of daily living ("ADLs") such as dressing, bathing, eating, and medication management;

  . the increase in the net worths of older people, which enables a greater number of individuals to privately pay for support services, home health care, assisted living and skilled nursing care; and

  . the growth in the number of dual-career families who may find it more difficult to care for their elderly relatives in their homes and who may also have greater financial resources to better support their elderly relatives outside the home.

  The attractive demographics and future growth opportunities have encouraged existing market participants to increase their product offerings and have encouraged new entrants such as real estate developers to offer continuing care retirement communities and assisted living facilities which are focused on the frail elderly care market. In addition, more options geared towards maximizing the individual's ability to live independently in their homes are becoming available. These industry participants are expanding the set of senior support health care options for the elderly. The level of care selected by the elderly and their families depends on the needs of the individual. The range of health services available for the elderly includes:

  . Home health care--the provision of health care service to the elderly in their homes, including nursing, infusion therapy, hospice, rehabilitation, personal care, companion care and home making;

  . Senior support services--emerging new services geared towards the elderly, including geriatric care management, financial management and planning, transportation services and other services that support the elderly living at home;

  . Physician services--geriatric centers and physicians who specialize in geriatric care and outpatient disease management;

  . Short-term care--adult day care and respite care;

  . Residential care--congregate care facilities, continuing care retirement communities, assisted living facilities and skilled nursing facilities;

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  . Alzheimer's disease care--facilities focused on individuals with
    Alzheimer's disease or related memory impairment; and

  . Acute care--medical treatment in hospital facilities as well as sub-acute care in hospitals and skilled nursing facilities.

BUSINESS STRATEGY

  ManorCare Health Services' goal is to become the nation's foremost provider of high-quality senior support health care services within the private pay segment. ManorCare Health Services intends to aggressively expand its unit capacity in assisted living while at the same time broadening the range of products and services for private pay customers still living at home. Its strategy for achieving this objective entails the following key initiatives:

  . Grow through Acquisition of Proprietary Assisted Living Facilities
    Developed by Manor Care Realty. ManorCare Health Services believes the anticipated increased market demand for assisted living facilities presents ManorCare Health Services with significant opportunities for growth. ManorCare Health Services will work with Manor Care Realty to identify target markets for expansion and will acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences over the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will have a two year option (measured from the time a particular facility opens) to purchase such facilities; provided that ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 75% for a period of five days during the two-year period measured from the time a particular facility opens. In addition, ManorCare Health Services will make acquisitions of other assisted living properties on an opportunistic basis. The Non-Competition Agreement limits ManorCare Health Services' ability to develop or enter into management agreements with respect to assisted living facilities located near assisted living facilities being developed by Manor Care Realty; however, it does not restrict ManorCare Health Services' ability to acquire new assisted living facilities. ManorCare Health Services believes that its experience in delivering assisted living services and targeting its facilities to private pay individuals in existing and new cluster markets will enable it to experience significant growth and higher margins. In addition, ManorCare Health Services believes it can leverage its experience in Alzheimer's care to provide the most innovative and highest quality Alzheimer's services available through its Arden Courts assisted living facilities. To date, Manor Care Realty has 26 facilities under construction and 87 additional facilities under contract and in development.

  . Expand on Current Market Leadership Position in the Private Pay
    Segment. In its skilled nursing management business, ManorCare Health Services believes that continuing to focus on private pay patients enables it to reduce its exposure to anticipated changes in government reimbursement practices and enables ManorCare Health Services to achieve more attractive profit margins. Private pay patients accounted for approximately 60% of ManorCare Health Services' skilled nursing and assisted living revenues in fiscal 1997 compared to a 1996 industry average of approximately 30% for for-profit nursing care providers. ManorCare Health Services believes that its high-end specialty products such as Williamsburg (luxurious accommodations including upgraded furnishings and decor, concierge services and a private dining area with a gourmet menu), Heritage (luxurious accommodations including upgraded furnishings and decor, a private lounge and other amenities) and Arcadia (a secure, self-contained unit designed specifically for Alzheimer's and other related memory disorder patients) will enable ManorCare Health Services to continue to attract upper income, service sensitive residents who pay directly for services without the benefit of any government assistance program. ManorCare Health Services has set a goal of dedicating a significant portion of its skilled nursing beds to specialty products. ManorCare Health Services believes that this drive and ManorCare Health Services' aggressive expansion into the assisted living industry will further enhance its leadership position in the private pay segment. ManorCare Health Services believes that its substantial investment in direct marketing through advertising, direct mail,

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

   advanced telemarketing and community outreach will allow it to maintain its market leadership in this segment.

  . Extend Leadership Position as Provider of the Most Innovative Alzheimer's
    Services in the Industry. ManorCare Health Services believes that it is the industry leader in Alzheimer's disease management, with almost 15 years of experience and more than 18% of its total beds devoted to Alzheimer's care. ManorCare Health Services' Arcadia special-care units in its skilled nursing facilities meet the needs of individuals in the middle to late stages of Alzheimer's disease. ManorCare Health Services plans to continue to develop Arcadia special-care units throughout its existing markets. ManorCare Health Services' Arden Courts assisted living facilities serve individuals in the earlier stages of the disease process. ManorCare Health Services plans to open approximately 170 Arden Courts in the next five years. ManorCare Health Services also serves individuals suffering from Alzheimer's and other forms of dementia through its Springhouse facilities which offer specialized programs for this population. ManorCare Health Services believes that its proprietary Alzheimer's care protocols are integral to the high quality of care it provides to its Alzheimer's residents. ManorCare Health Services' integrated continuum of care allows ManorCare Health Services to meet the needs of its Alzheimer's customers from diagnosis to home-based care through assisted living to high acuity facility-based care. For example, for an individual moving through the stages of Alzheimer's disease, this continuum of care would begin with a memory assessment program followed by home health care. The individual would then reside in an Arden Courts assisted living facility for the early to middle stages of the disease and would ultimately, during the middle to late stages of the disease, move into an Arcadia special-care unit.

  . Maintain Focus on High Quality Personalized Care and Services. ManorCare
    Health Services is dedicated to delivering the highest level of service quality and patient satisfaction, striving to provide its residents with personalized care and services. ManorCare Health Services believes that delivering the highest product integrity standards will enable it to achieve ManorCare Health Services' goal of delivering "best in class" services to its residents--services which are considered superior by ManorCare Health Services' customers, as well as industry experts, to those services offered by ManorCare Health Services' competitors. ManorCare Health Services believes that providing "best in class" services will reinforce its reputation as the leading provider of high quality, personalized senior support health care services. ManorCare Health Services relies on its product management organization to develop Company-wide care protocols, standards of operation and training programs, which ensure that ManorCare Health Services delivers superior and consistent care in all of its facilities. In addition to providing high quality and consistent services on a Company-wide basis, ManorCare Health Services personalizes the service package to meet the needs of each particular resident. The facility staff develops a care plan for each resident based on professional assessments and family consultations. The care plan is updated regularly based on the individual needs of the resident by the facility's health care and social services staff in conjunction with the resident and his/her family. ManorCare Health Services also strives to understand its residents' needs by conducting over 13,000 resident and family member interviews annually. Resident satisfaction scores from these interviews are a major component of incentive compensation for all field and corporate managers. A quality assurance program is administered with the objective of exceeding the expectations of all residents and their families.

  . Market Distinctive Products Nationally under the ManorCare Health
    Services Brand Name. ManorCare Health Services believes that its competitive position will be materially enhanced by continuing to develop the premier national brand name in the senior support health care industry. In September 1996, ManorCare Health Services created a unified national brand name for all the elements in its continuum of care:
    "ManorCare Health Services." ManorCare Health Services believes that a stronger brand identity for its services will make it easier for ManorCare Health Services to build national awareness and facilitate customer confidence in the services it provides. In addition, ManorCare Health Services believes that its aggressive plan to acquire assisted living facilities will enable it to achieve the critical mass necessary to establish further its senior support health care services nationally. ManorCare Health Services is leveraging its premier brand name through partnership arrangements with complementary

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   elder health care providers. ManorCare Health Services' strategy includes developing a brand name image synonymous with "best in class" in every element of its business.

  . Build on Existing Senior Support Services Platform. ManorCare Health
    Services believes that its success depends upon creating a seamless continuum of care allowing residents to "age in place." ManorCare Health Services' current continuum of care includes: home health care, assisted living facilities, skilled nursing facilities and pharmacy services. In addition to substantially increasing its assisted living offerings, ManorCare Health Services plans to expand its continuum of care by providing senior support services to the frail elderly still living at home. ManorCare Health Services believes that targeting such senior support services to the middle class to affluent senior population will enable it both to gather information about the frail elderly who still reside at home, indicating their possible needs for other ManorCare Health Services health care or facility-based services, and to cultivate relationships with these individuals and their families. ManorCare Health Services is pursuing a strategy to develop information systems technology to efficiently track its customers and create superior cost-effective clinical protocols. ManorCare Health Services believes that the information gathered about these customers coupled with the relationship formed with them and their families will increase their awareness of and confidence in the quality of services provided by ManorCare Health Services.

  . Focus on Development of Cluster Markets. ManorCare Health Services has focused its skilled nursing development on cluster markets in order to achieve critical mass and improve its competitive advantage with respect to its regional suppliers and payors. By adding assisted living facilities to this existing base, ManorCare Health Services believes it can leverage its cost structure and build on its brand image. In addition, ManorCare Health Services is centralizing certain corporate functions, including accounting, billing and other non-care related functions at the cluster level. ManorCare Health Services has implemented a major reengineering effort as a way to foster continuous improvement within its core processes. To support the cluster market structure from an organizational standpoint, ManorCare Health Services has created a market management structure in which all products and services within a cluster market are united under a single market management team. Under a market management structure, the regional management has responsibility for the entire continuum of services offered in the specific regional clusters. ManorCare Health Services also believes that by marketing its continuum of care in its cluster markets, it can spread its marketing costs over more facilities and thus outspend its competitors. The market management structure provides management with greater flexibility to better respond to market trends and competitive changes in local markets.

SKILLED NURSING SERVICES

  ManorCare Health Services believes it is the premier operator of skilled nursing facilities in the United States. Through a cohesive framework of proprietary care protocols ManorCare Health Services' skilled nursing facilities provide (i) long-term care for chronically ill and frail elderly individuals who need 24-hour skilled nursing and physical, occupational and speech therapies; (ii) high acuity, short-term, post-hospital care for medically complex patients and persons in need of aggressive rehabilitation; and (iii) long-term care for individuals with middle to late-stage Alzheimer's or related memory impairment. In all cases these services include appropriate nursing care, room and board, special diets, occupational, speech, physical and recreational therapy and other services designed to improve the well-being of the resident. ManorCare Health Services maintains a Quality Assurance Program to ensure that high standards of care are consistently observed in each facility. The Quality Assurance Program sets corporate standards for delivery of care, designed to ensure the provision of "best in class" services, and provides consulting and training support to the facilities.

  ManorCare Health Services will lease and operate Manor Care Realty's 168 skilled nursing facilities in 28 states pursuant to Lease Agreements under which ManorCare Health Services will pay monthly fees to Manor Care Realty. ManorCare Health Services will also own the joint venture interests in and manage three additional skilled nursing facilities. Many of these facilities are less than ten years old and target affluent to middle income seniors in need of skilled nursing care. ManorCare Health Services differentiates itself from its competitors by

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

offering unique specialty products designed to meet the needs of specific customer segments. A significant portion of the beds at skilled nursing facilities operated and managed by ManorCare Health Services are dedicated to specialty services, which are attractive because they generate higher per patient day revenues and profits than standard long-term care. For example, the Heritage and Williamsburg wings in ManorCare Health Services' skilled nursing facilities provide residents with upgraded decor, a private lounge, and special programs and, in the case of the Williamsburg wings, concierge services and a private dining area with a gourmet menu. ManorCare Health Services believes that the Heritage and Williamsburg design concepts support the ManorCare Health Services' reputation as the premier provider of skilled nursing care and contributes to ManorCare Health Services' high percentage of private pay residents as compared to the rest of the industry. Within its skilled nursing facilities, ManorCare Health Services operates 146 Arcadia special-care units providing services to individuals in the middle to late stages of Alzheimer's disease or afflicted with related memory impairment. ManorCare Health Services also operates 21 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments. In addition, ManorCare Health Services' facilities offer specially designed wound care programs, oncology and orthopedic rehabilitation programs. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Lease Agreements."

  ManorCare Health Services believes these high-end specialty products will facilitate marketing efforts to attract longer stay (1-3 years) private pay residents. ManorCare Health Services-managed skilled nursing and rehabilitation facilities range in bed capacity from 53 to 261 beds and had an aggregate bed capacity of 24,089 beds during the 1997 fiscal year. ManorCare Health Services' nursing facilities are located in the following 28 states:
Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Maryland, Michigan, Missouri, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, South Dakota, Texas, Utah, Virginia, Washington and Wisconsin.

ASSISTED LIVING SERVICES

  ManorCare Health Services is pursuing an aggressive acquisition strategy in the assisted living industry in an effort to build upon its current market position and enhance ManorCare Health Services' competitive position in the private pay segment. ManorCare Health Services has an acquisition plan pursuant to which it intends to acquire from Manor Care Realty approximately 170 Arden Courts and 38 Springhouse senior residences during the next five years. Pursuant to the Development Agreement, Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services. ManorCare Health Services will be obligated to purchase each such facility if occupancy reaches 75% for a period of five days during the two-year stabilization period. The purchase price for each facility will be at a premium to Manor Care Realty's total development costs, such premium ranging from 12% to 37%, based on the number of months elapsed since the opening of the relevant facility. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. This premium will be amortized over a 20 to 30-year period and represents a much smaller annual dilution to earnings than would have been the case had ManorCare Health Services absorbed the initial start-up costs associated with each Arden Courts or Springhouse facility. If ManorCare Health Services does not acquire a facility within such two-year stabilization period, Manor Care Realty may sell the facility to a third party. During the two year stabilization period (or such lesser time if stabilized occupancy is achieved and ManorCare Health Services purchases the facility) ManorCare Health Services will manage the assisted living facilities for Manor Care Realty for a fixed monthly fee. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Development Agreement."

  In a strategy similar to that employed in ManorCare Health Services' skilled nursing facilities, ManorCare Health Services' assisted living facilities target affluent to middle income seniors in need of a full range of

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assisted living services to optimize their quality of life. These services are available 24 hours a day and generally include meal service, housekeeping, personal care, nursing and health related services, social and recreational services, transportation and special services (such as banking and shopping). Personal services include bathing, dressing, personal hygiene, grooming, ambulating and dining assistance. Health-related services, which are tailored to individual patient needs and applicable state regulatory requirements, may include assistance with medication management, skin care and injections, as well as health care monitoring. ManorCare Health Services also believes that it offers more security to its customers by including these health-related services as part of its care delivery. ManorCare Health Services believes that by providing programs with a range of service options responsive to the full range of the residents' changing needs, ManorCare Health Services affords greater continuity of care and thereby permits residents to "age in place."

  ManorCare Health Services' Arden Courts assisted living facilities are a distinct product and service segment focused exclusively on individuals suffering from the early to middle stages of Alzheimer's disease or related memory impairment. These special purpose assisted living facilities offer a proprietary, specially designed physical plant with security systems, structured activities and related resident services and support systems. These facilities are typically divided into four color-coded houses comprising a total of 56 units with access to communal living rooms, kitchens, dining rooms and protected gardens. All aspects of the facilities' operations are managed by an Executive Director, specially trained in the care of Alzheimer's patients. Arden Courts assisted living facilities are designed to allow residents the freedom to move about independently while keeping them safely contained within a secured area with security systems. ManorCare Health Services' specially designed social activities provide Arden Courts residents with a minimum of 8 hours of meaningful interactive activity per day. In addition, ManorCare Health Services utilizes special nutritional programs to help assure that caloric intake is maintained in its residents. ManorCare Health Services' Arden Courts assisted living facilities also offer education, counseling and support to the residents' families.

  ManorCare Health Services' Springhouse senior residences are freestanding, residential-style facilities designed to meet the needs of the general assisted living population. ManorCare Health Services' assisted living facilities are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting. Each facility is operated with certain protocols designed to maintain the health of the residents and to provide a measure of security and support for those individuals. Each facility includes common areas designed to promote social interaction among residents, such as a common dining area, a laundry room, a library, a wellness center, barber and beauty shop, crafts room, spa and a snack room or ice cream parlor. In addition, Springhouse residents have access to medication management services, therapy and other ancillary services as well as dementia programs and dedicated dementia units in some locations.

  ManorCare Health Services provides a wide variety of health care services at its assisted living facilities, including medication management, monitoring the resident's general health status and assisting residents in the performance of their ADLs. In order to determine the individual care needs and lifestyle preferences of its residents, ManorCare Health Services' facility-based staff assesses each resident upon admission to determine his/her health status, including functional abilities, need for personal care services and assistance with ADLs as well as personal preferences. In addition, ManorCare Health Services utilizes a current physician's report to ascertain the health status and needs of the resident. ManorCare Health Services develops a plan of care for each of its residents and utilizes licensed nurses, certified or trained staff and third party providers to meet their health care needs. In order to ensure that the plan of care continues to be tailored to a resident's current needs, each resident is periodically reassessed. ManorCare Health Services utilizes the plan of care as the basis for determining the monthly charges for each resident's care and services. In addition, ManorCare Health Services fosters resident wellness through health screening such as blood pressure checks, periodic special services such as influenza inoculations, chronic disease management such as blood glucose monitoring for diabetics, dietary and nutritional programs, regular exercise and fitness classes and special classes given by health care professionals. To the extent permitted by state regulations, ManorCare Health Services also makes available third-party specialized health care services to patients when necessary.

  ManorCare Health Services' facilities accept residents for respite care (short term placement for several days to several months) to accommodate short-term exigencies. ManorCare Health Services believes that respite care services serve as an introduction to the continuum of services it offers as many residents are frequent returnees and often become permanent residents at a Company facility.

INSTITUTIONAL PHARMACY SERVICES

  ManorCare Health Services owns 51% of Vitalink, a publicly traded company that provides institutional pharmacy services to nursing facilities, assisted living facilities and other institutions. ManorCare Health Services believes it will benefit from increased revenues generated through Vitalink's growth strategy, including (i) expansion of market share through selective industry acquisitions which should permit Vitalink to leverage its critical mass, access new customers and realize operational efficiencies through consolidation of the combined entities' infrastructure; (ii) continued penetration of existing markets through targeting of non-ManorCare Health Services institutional facilities to maximize pharmaceutical facility output;
(iii) further growth from meeting the pharmacy requirements of new or acquired ManorCare Health Services skilled nursing and assisted living facilities;
(iv) geographically targeting dominant infusion service home care companies to drive sales of infusion products; (v) development of proprietary information and database systems to provide state of the art patient care and disease management capabilities; and (vi) development of new services to provide support to the elderly while they still reside in their homes, such as disease management or patient education and compliance programs. Vitalink's recent acquisition of GranCare's institutional pharmacy business, TeamCare, and the resultant expansion of the scope of its business to include the provision of pharmacy services to institutional clients with 173,000 related institutional beds is indicative of the implementation of Vitalink's growth strategy.

  Vitalink, which is the second largest publicly traded institutional pharmacy in the country, is a high quality, value-added partner with health care providers and payors and provides four types of services:

  . Customized filling of prescription and non-prescription medications for individual patients pursuant to physician orders delivered to nursing facilities.

  . Consultant pharmacist services to help ensure quality patient care through monitoring and reporting on prescription drug therapy.

  . Infusion therapy services, consisting of the administration of a product
    (nutrient, antibiotic, chemotherapy or other drugs or fluids) by tube, catheter or intravenously. Vitalink prepares and delivers the product which is administered by the nursing center staff.

  . Integrated data systems such as VitalCONSULT, an integrated consultant software package that allows pharmacists and nurses to record outcome events, laboratory data, and patient status updates and administer disease management programs and formularies more efficiently, and OPTIMA (Optimizing Patient Theory in Medication Administration), a state-of-the-art patient care management system designed to identify individuals who are at high risk for certain diseases, which focuses on treatment protocols and incorporates a disease-specific drug formulary. These innovative systems increase efficiency, enhance clinical support and result in superior outcomes.

  Vitalink operates 57 institutional pharmacies located in 36 states and four regional infusion pharmacies, which specialize in pharmaceutical dispensing of individual medications, pharmacy consulting and infusion therapy products. In the 1997 fiscal year, approximately 13% of the beds serviced by Vitalink were Manor Care-affiliated. Net revenue from Manor Care and its patients (including revenues received from government reimbursement programs) accounted for approximately 29%, 48% and 49% of total net revenues in fiscal years 1997, 1996 and 1995, respectively. The balance came from unrelated third parties. On October 15, 1997, Manor Care announced that it is exploring strategic alternatives with respect to its 51% ownership interest in Vitalink. Options under consideration by Manor Care (and to be considered by ManorCare Health Services after the

Distribution) include strategic mergers, joint ventures or other business combinations that could enhance Vitalink's strategic position in its markets, better enable it to serve its customers and increase Vitalink's shareholder value. Manor Care does not believe that any of the strategic alternatives that it is exploring will have a material effect on the operations of the skilled nursing business or the assisted living business. Vitalink has retained SBC Warburg Dillon Read Inc. to act as financial advisor in connection with the exploration of strategic alternatives with respect to Manor Care's interest in Vitalink. Manor Care has no present commitments or agreements with respect to any such transaction and there can be no assurance that Manor Care (or ManorCare Health Services after the Distribution) will decide to enter into any such transaction or, should it decide to do so, be able to reach an agreement with respect to any such transaction on terms acceptable to it.

HOME HEALTH CARE SERVICES

  ManorCare Health Services provides home health care services through its majority owned subsidiary, In Home Health. In those markets in which In Home Health does not participate, ManorCare Health Services is expanding its relationships with other regional home health care service providers. Through In Home Health, ManorCare Health Services offers its clients a broad range of professional and support services to meet medical and personal needs at home. These services provide an entry for clients in ManorCare Health Services' cluster markets into ManorCare Health Services' integrated continuum of care. In addition, ManorCare Health Services believes that its home health care businesses profit from referrals from its assisted living and skilled nursing facilities. In ManorCare's 1997 fiscal year, In Home Health indirectly derived approximately $6.8 million in revenues (less than 10% of In Home Health's fiscal 1997 revenues) from referrals from Manor Care facilities. On September 15, 1997, President Clinton imposed a Medicare moratorium on new home health agencies so that new regulations could be issued to combat fraud. On January 13, 1998, the Clinton Administration lifted the moratorium, based on the issuance of new regulations for home health agencies. These regulations require, as mandated by the Budget Act, that all home health agencies obtain surety bonds to participate in the Medicare and Medicaid programs, and disclose of related business interests. According to press reports, some home health agencies have had difficulty obtaining bonds meeting the required criteria. If a home health agency is unable to obtain a bond, the agency could lose certification to participate in the Medicare and Medicaid programs. ManorCare Health Services does not believe that there will be any material adverse affect on either In Home Health or on ManorCare Health Services as a result of these new requirements.

  The home health care and support services that ManorCare Health Services provides through In Home Health include skilled nursing, infusion therapy, hospice, rehabilitation, personal and companion care and homemaking. Hospice services are an important new area of growth, and In Home Health operates 15 Medicare certified hospices in its 19 markets. In Home Health plans to become certified in the four remaining geographic markets as soon as it can meet the requirement of obtaining a Certificate of Need, either through acquisition of an existing home health agency which has a CON or upon completion and approval of application for a new CON. This process could take one to three years because of the current moratorium on home health agency applications and the long process of receiving approval for a CON. ManorCare Health Services also expects to broaden the range of home health care options it offers by providing its home-based Alzheimer's customers with specially trained companions who can provide daily service ranging from short visits to all day care.

  ManorCare Health Services owns approximately 64% of the voting power of In Home Health, a publicly traded company which provides home health care services in 14 states. Each of In Home Health's branches has two divisions: a Visit Division and an Extended Care Division. The Visit Division provides clients with round-the-clock care on a short-term basis. The Extended Care Division provides clients with care up to 24 hours a day on a long-term basis. In Home Health operates infusion pharmacies which distribute pharmaceutical drugs, fluids and supplies.

EMPLOYEES

  As of the Effective Date, ManorCare Health Services will have approximately 29,500 employees. From time to time, some of the Company-operated skilled nursing facilities experience shortages of professional nursing help which may require ManorCare Health Services to seek temporary employees through employment agencies at an increased cost.

  A vast majority of ManorCare Health Services' employees are paid on an hourly basis and are covered by the federal minimum wage laws. A few employees are represented by labor unions and attempts have been made to unionize employees of certain other facilities. ManorCare Health Services believes that it enjoys a good relationship with its employees.

PROPERTIES

  ManorCare Health Services's signature Arden Courts and Springhouse model facilities, first designed in 1993 and 1994 respectively, are freestanding, residential-style facilities. Each Arden Courts facility ranges in size from 25,000 to 28,000 square feet, is built to target a site ranging between three and four acres and has a capacity of 52 to 56 residents. Each Springhouse facility ranges in size from 65,000 to 70,000 square feet, is built to target a site ranging between five and six acres and has a capacity of 105 to 110 residents. Approximately 30-40% of each facility is devoted to common areas and amenities, including reading rooms, family or living rooms and other areas designed to promote interaction among residents. The ground level typically contains a kitchen and common dining area, administrative offices, a laundry room, a library or living room, a wellness center, barber shop, crafts room, spa and a snack room. ManorCare Health Services' assisted living facilities are usually one to three stories and are functionally arranged to provide a home-like atmosphere. The architectural and interior design concepts incorporate the ManorCare Health Services operating philosophy of delivering superior quality care, protecting resident privacy, enabling freedom of choice, encouraging independence and fostering individuality in a home-like setting.

  The skilled nursing facilities operated by ManorCare Health Services range in bed capacity from 53 to 261 beds and have an aggregate bed capacity of 24,089 beds. Most of the skilled nursing facilities have been designed to permit private and semi-private patient room accommodations. Most facilities have individually controlled heating and air-conditioning units. Each skilled nursing facility contains a fully equipped kitchen, day room areas, administrative offices and in most cases a physical therapy room.

  Manor Care has occupied its current headquarters since August 1996. The main building is approximately 335,000 square feet and is 90% occupied at November 30, 1997. There is another building on the property which is not used by the company (200,000 square feet of which 180,000 square feet is storage and 20,000 square feet is office) and of which 80,000 square feet is subleased to an unrelated party. The buildings and the approximately 100 acres of land on which they are situated are controlled through a lease. The property is zoned for another 1,000,000 square feet of commercial space. Manor Care believes that the main building will be adequate for expansion at the current pace at least through the year 2000. For a description of the arrangements with respect to the headquarters facility after the Distribution, see "Relationship Between Manor Care Realty and ManorCare Health Services after the Distribution--Office Lease Agreement."

  The table below summarizes certain information regarding ManorCare Health Services' facilities as of November 30, 1997 after giving pro forma effect to the Distribution:

ASSISTED LIVING SERVICES--SPRINGHOUSE

   FACILITY LOCATION                                              STATE UNITS
   -----------------                                              ----- -----
   Tucson........................................................  AZ     107(1)
   Brea..........................................................  CA      92
   Laguna Hills..................................................  CA     288(3)
   Whittier......................................................  CA      73
   Boynton Beach.................................................  FL     127
   Boynton Beach--Village........................................  FL     104(1)
   Dunedin.......................................................  FL     110(1)
   Naples........................................................  FL     311(3)
   Port Charlotte................................................  FL      84(4)
   Sarasota......................................................  FL     106(1)
   Peoria........................................................  IL     289(3)
   Carmel........................................................  IN     260(3)
   Bethesda......................................................  MD      92
   Bethesda--Westwood............................................  MD      62(2)
   Kensington....................................................  MD     201(5)
   Silver Spring.................................................  MD     118
   Southfield....................................................  MI     101
   Fairfield.....................................................  OH     257(3)
   Westlake......................................................  OH      97
   Pottstown Residential.........................................  PA      57
   West Reading Residential......................................  PA      53
   Total Springhouse Facilities..................................          21
                                                                        -----
   Total Springhouse Units.......................................       2,989
                                                                        =====

ASSISTED LIVING SERVICES--ARDEN COURTS

   FACILITY LOCATION                                              STATE UNITS
   -----------------                                              ----- -----
   Farmington....................................................  CT      55
   West Palm Beach...............................................  FL      56(1)
   Elk Grove.....................................................  IL      54(1)
   South Holland.................................................  IL      56(1)
   Potomac.......................................................  MD      48(1)
   Silver Spring.................................................  MD      49(1)
   Sterling Heights..............................................  MI      53
   Cherry Hill...................................................  NJ      53
   Westlake......................................................  OH      56
   Allentown.....................................................  PA      56
   King of Prussia...............................................  PA      54(1)
   North Hills...................................................  PA      56(1)
   Yardley.......................................................  PA      52(1)
   Fair Oaks.....................................................  VA      55(1)
   Total Arden Courts Facilities.................................          14
                                                                        -----
   Total Arden Courts Units......................................         753
                                                                        =====

--------
(1) Each parcel of land on which each of these facilities is located is covered by a 99 year ground lease between Manor Care Realty, as landlord, and ManorCare Health Services, as tenant. ManorCare Health Services owns the buildings and improvements located thereon and the furniture, fixtures and equipment located therein.
(2) This facility is leased by ManorCare Health Services from an unrelated third party.
(3) These facilities also contain skilled nursing beds in the following numbers: Naples (101), Laguna Hills (98), Peoria (51), Carmel (55) and Fairfield (57).

(4) This facility was sold to a third party on March 4, 1998. Proceeds and costs associated with this transaction are not reflected in the pro forma financials due to immateriality.

(5) This facility is owned by an unrelated third party and managed by ManorCare Health Services pursuant to a management agreement.

SKILLED NURSING SERVICES

                       FACILITY LOCATION                              BEDS
                       -----------------                              -----
ARIZONA
Tucson...............................................................   117
                                                                      -----
Total................................................................   117
                                                                      =====
CALIFORNIA
Citrus Heights.......................................................   146
Encinitas............................................................   117
Fountain Valley......................................................   146
Hemet................................................................   176
Palm Desert..........................................................   178
Rancho Bernardo......................................................    95
Rossmoor.............................................................   119
Sunnyvale............................................................   138
Walnut Creek.........................................................   153
                                                                      -----
Total................................................................ 1,268
                                                                      =====
COLORADO
Boulder..............................................................   149
Denver...............................................................   151
                                                                      -----
Total................................................................   300
                                                                      =====
DELAWARE
Pike Creek...........................................................   151
Wilmington...........................................................   139
                                                                      -----
Total................................................................   290
                                                                      =====
FLORIDA
Boca Raton...........................................................   178
Boynton Beach........................................................   179
Carrollwood..........................................................   117
Dunedin..............................................................   119
Jacksonville.........................................................   114
Naples...............................................................   116
Palm Harbor..........................................................   179
Plantation...........................................................   119
Sarasota.............................................................   176
Venice...............................................................   129
West Palm Beach......................................................   120
Winter Park..........................................................   132
                                                                      -----
Total................................................................ 1,678
                                                                      =====
GEORGIA
Decatur..............................................................   129
Marietta.............................................................   116
                                                                      -----
Total................................................................   245
                                                                      =====
ILLINOIS
Arlington Heights....................................................   153
Champaign............................................................    98
Decatur..............................................................    95
Elgin................................................................    79
Elk Grove............................................................   177
Hinsdale.............................................................   188
Kankakee.............................................................   102
Libertyville.........................................................   149
Naperville...........................................................   113
Normal...............................................................    97
Oak Lawn.............................................................   173
Oak Lawn Americana...................................................   141
Orchard Manor........................................................    53
Palos Heights........................................................   176
Palos Heights West...................................................   120
Peoria...............................................................   119
Rolling Meadows......................................................   154
South Holland........................................................   185
Urbana...............................................................    97
Westmont.............................................................   115
Wilmette.............................................................    76
                                                                      -----
Total................................................................ 2,660
                                                                      =====
INDIANA
Anderson.............................................................   218
Indianapolis North...................................................   182
Indianapolis South...................................................   118
Kokomo...............................................................   100
                                                                      -----
Total................................................................   618
                                                                      =====
IOWA
Cedar Rapids.........................................................   104
Davenport............................................................   100
Dubuque..............................................................    95
Waterloo.............................................................    93
                                                                      -----
Total................................................................   392
                                                                      =====
KANSAS
Overland Park........................................................   175
Topeka...............................................................   120
Wichita..............................................................   117
                                                                      -----
Total................................................................   412
                                                                      =====
MARYLAND
Bethesda.............................................................   102
Chevy Chase..........................................................   158
Largo................................................................   128
Potomac..............................................................   137
Roland Park..........................................................    89
Rossville............................................................   180
Ruxton...............................................................   217
Silver Spring........................................................   119
Towson...............................................................   126
Wheaton..............................................................    98
                                                                      -----
Total................................................................ 1,354
                                                                      =====

                   FACILITY LOCATION                               BEDS
                   -----------------                               -----
MISSOURI
Florissant........................................................    97
Fremont...........................................................   220
                                                                   -----
Total.............................................................   317
                                                                   =====
MICHIGAN
Kingsford.........................................................   105
Windemere.........................................................   179
                                                                   -----
Total.............................................................   284
                                                                   =====
NEVADA
Reno..............................................................   150
                                                                   -----
Total.............................................................   150
                                                                   =====
NEW JERSEY
Cherry Hill.......................................................   107
Mountainside......................................................   148
West Deptford.....................................................   135
                                                                   -----
Total.............................................................   390
                                                                   =====
NEW MEXICO
Camino Vista......................................................   134
Northeast Heights.................................................   137
Sandia............................................................   176
                                                                   -----
Total.............................................................   447
                                                                   =====
NORTH CAROLINA
Pinehurst.........................................................   114
                                                                   -----
Total.............................................................   114
                                                                   =====
NORTH DAKOTA
Fargo.............................................................   107
Minot.............................................................   105
                                                                   -----
Total.............................................................   212
                                                                   =====
OHIO
Akron.............................................................   100
Barberton.........................................................   118
Belden Village....................................................   144
Centreville.......................................................   139
Cincinnati........................................................   149
Lake Shore........................................................   199
Mayfield Heights..................................................   149
North Olmstead....................................................   177
Oregon............................................................   108
Rocky River.......................................................   209
Sycamore Glen.....................................................    99
Westerville.......................................................   178
Willoughby........................................................   154
Woodside..........................................................   143
                                                                   -----
Total............................................................. 2,066
                                                                   =====
OKLAHOMA
Midwest City......................................................   102
Norman............................................................   108
Northwest Oklahoma City...........................................   116
Southwest Oklahoma City...........................................   116
Tulsa.............................................................   110
Warr Acres........................................................   100
Windsor Hills.....................................................   107
                                                                   -----
Total.............................................................   759
                                                                   =====
PENNSYLVANIA
Allentown.........................................................   163
Bethel Park.......................................................   159
Bethlehem-I.......................................................   227
Bethlehem-II......................................................   215
Camp Hill.........................................................   118
Carlisle..........................................................   151
Chambersburg......................................................   205
Dallastown........................................................   203
Devon Manor.......................................................   261
Easton............................................................   224
Elizabethtown.....................................................    96
Fitzgerald Mercy..................................................   119
Harrisburg........................................................   234
Huntingdon Valley.................................................   121
Jersey Shore......................................................   120
King of Prussia...................................................   148
Kingston Court....................................................   126
Kingston East.....................................................   177
Lansdale..........................................................   170
Laureldale........................................................   199
Lebanon...........................................................   158
McMurray..........................................................   140
Monroeville.......................................................   121
North Hill........................................................   199
Pittsburgh........................................................   149
Pottstown Nursing.................................................   160
Pottsville........................................................   176
Sinking Spring....................................................   216
Sunbury...........................................................   126
West Reading......................................................   177
Whitehall.........................................................   173
Williamsport North................................................   154
Williamsport South................................................   128
Yardley...........................................................   140
Yeadon............................................................   198
York North........................................................   162
York South........................................................   126
                                                                   -----
Total............................................................. 6,139
                                                                   =====

                         FACILITY LOCATION                                BEDS
                         -----------------                                -----
SOUTH CAROLINA
Charleston................................................................   116
Columbia..................................................................   128
Lexington.................................................................   112
                                                                           -----
Total.....................................................................   356
                                                                           =====
SOUTH DAKOTA
Aberdeen..................................................................    98
                                                                           -----
Total.....................................................................    98
                                                                           =====
TEXAS
Dallas....................................................................   200
Fort Worth................................................................   158
Forth Worth NW............................................................   103
San Antonio-Babcock.......................................................   210
San Antonio-North.........................................................    95
San Antonio-Northwest.....................................................   143
San Antonio-Windcrest.....................................................   187
Sharpview.................................................................   127
Temple....................................................................   102
Temple Care...............................................................   141
Webster...................................................................   111
                                                                           -----
Total..................................................................... 1,577
                                                                           =====
UTAH
Ogden.....................................................................  134
                                                                           ----
Total.....................................................................  134
                                                                           ====
VIRGINIA
Arlington.................................................................  191
Fair Oaks.................................................................  119
Imperial..................................................................  127
Stratford Hall............................................................  233
                                                                           ----
Total.....................................................................  670
                                                                           ====
WASHINGTON
Gig Harbor................................................................  120
Lynwood...................................................................  113
Meadow Park...............................................................  124
Spokane...................................................................  125
                                                                           ----
Total.....................................................................  482
                                                                           ====
WISCONSIN
Appleton..................................................................  103
Fond du Lac...............................................................  107
Green Bay-East............................................................   78
Green Bay-West............................................................  105
Madison...................................................................  167
                                                                           ----
Total.....................................................................  560
                                                                           ====

TOTAL SKILLED NURSING FACILITIES: 171

TOTAL SKILLED NURSING BEDS: 24,089

  All of the facilities listed in the above table are owned or leased by Manor Care Realty and leased by ManorCare Health Services except for five facilities owned directly by ManorCare Health Services, certain facilities in which Manor Care Realty has an ownership interest pursuant to joint venture agreements and certain facilities in which ManorCare Health Services has an ownership interest pursuant to joint venture agreements. Manor Care Realty owns 35% of the Winter Park, Florida facility and 94% of the Decatur, Georgia facility. Pursuant to management agreements with the owner/operator of the facilities, ManorCare Health Services will manage the facilities. Each management agreement is for a two-year term with automatic, two-year renewal periods. ManorCare Health Services owns 50% of each of the Centreville, Ohio facility, the Sycamore Glen, Ohio facility and the Fitzgerald Mercy, Pennsylvania facility. Pursuant to the joint venture agreements, ManorCare Health Services will manage the facilities on a long-term basis.

  Set forth below is a chart which illustrates occupancy rates for Manor Care's skilled nursing facilities and assisted living facilities. These occupancy rates include facilities that have been operated by ManorCare Health Services for less than two years.

                                OCCUPANCY RATES

                                                                 12 MONTHS ENDED
                                                                     5/31/97
                                                                 ---------------
   Skilled Nursing..............................................      88.4%
   Assisted Living--Arden Courts................................      66.4%
   Assisted Living--Springhouse.................................      83.9%

COMPETITION

  ManorCare Health Services' principal competitors in the skilled nursing business are Advocat, Inc., Beverly Enterprises, Inc., Extendicare, Inc., Genesis Health Ventures, Inc., Health Care and Retirement Corporation, Integrated Health Services, Inc., Mariner Health Group, Inc., National HealthCare L.P., Paragon Health Network, Inc., Sun Healthcare Group, Inc. and Vencor, Inc. ManorCare Health Services' principal competitors in the assisted living business are Alternative Living Services, Inc., ARV Assisted Living, Inc., CareMatrix Corporation, Emeritus Corporation, Kapson Senior Quarters Corp., Karrington Health, Inc., Marriott International, Inc. and Sunrise Assisted Living, Inc. ManorCare Health Services' principal competitors in the institutional pharmacy business are NCS Healthcare, Inc., Omnicare, Inc. and PharMerica, Inc. ManorCare Health Services' principal competitors in the home health business are HealthCor Holdings, Inc., Home Health Corporation of America, Inc., Housecall Medical Resources, Inc., National Home HealthCare Corp., Olsten Corporation and Option Care, Inc.

  The senior housing and health care industries are highly competitive and ManorCare Health Services expects that the assisted living business in particular will become more competitive in the future. ManorCare Health Services' assisted living and skilled nursing facilities compete on a local and regional basis with other senior support health care providers, some of which have greater financial resources or operate on a nonprofit basis. ManorCare Health Services' competes with other providers on the basis of breadth and quality of services, reputation, location and physical appearance of the facilities, family preferences, relationship with key referral sources and, in the case of private patients, pricing. Accordingly, ManorCare Health Services seeks to meet competition in each locality by establishing a reputation within the local medical communities for high quality services and trained, caring staff.

  In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. Some of ManorCare Health Services' present and potential competitors operate on a not-for-profit basis or as charitable organizations, while others have, or may obtain, greater financial resources than those of ManorCare Health Services. Consequently, there can be no assurance that ManorCare Health Services will not encounter increased competition that could limit its ability to attract residents or expand its business. Moreover, if the development of new assisted living facilities outpaces demand for those facilities in certain markets, such markets may become saturated. Such an oversupply of facilities could cause ManorCare Health Services to experience decreased occupancy, depressed margins and lower operating results.

  Vitalink competes with national institutional pharmacies as well as numerous local and regional retail pharmacies, as well as with the pharmacy operations owned by long-term care providers other than ManorCare Health Services. These competitors provide product and service offerings similar to those provided by Vitalink and may be larger or have greater financial resources than ManorCare Health Services.

  The home health care business is highly competitive and many such companies have experienced declines in performance. In Home Health competes with: (i) hospitals and public health agencies that provide short term, intermittent care, (ii) national specialized home care providers and (iii) other independent home care companies. The primary competitive factors in the home health care business are the price of the services and quality considerations such as responsiveness, the technical ability of the professional staff and the ability to provide comprehensive services.

GOVERNMENT FUNDING

  Assisted Living. As a result of limited government funding for the assisted living business, ManorCare Health Services relies and expects to rely in the future on the ability of its residents to pay the cost of care from their own financial resources. Depending on the nature of an individual's health insurance program or long-term care insurance policy, the individual may receive reimbursement for costs of care under an "alternative care benefit." Some state or local governments offer limited funding in the form of housing subsidies for rent or housing-related services for low income seniors. Others may provide subsidies in the form of additional payment for those who receive Supplemental Security Income. However, the federal government does not currently provide any reimbursement for ManorCare Health Services' assisted living facilities.

  Medicaid provides benefits for certain financially or medically needy persons, regardless of age, and is funded jointly by federal, state and local governments. Medicaid reimbursement varies from state to state. In 1981, the federal government approved a Medicaid waiver program called Home and Community-Based Care which was designed to permit states to develop programs specific to the health care and housing needs of the low-income elderly eligible for nursing home placement (a "Medicaid Waiver Program"). Under a Medicaid Waiver Program, states apply to the Health Care Financing Administration for a waiver to use Medicaid funds to support community-based options for low-income elderly who need long-term care. These waivers permit states to reallocate a portion of Medicaid funding for nursing facility care to other forms of care such as assisted living. In 1994, the federal government implemented new regulations which empowered states to further expand their Medicaid Waiver Programs and eliminated restrictions on the amount of Medicaid funding states could allocate to community-based care, such as assisted living. A limited number of states currently have such programs operating that allow them to pay for assisted living care. Without a Medicaid Waiver Program, states can only use federal Medicaid funds for long-term care in nursing facilities.

  Skilled Nursing. Patients seeking the service of ManorCare Health Services' skilled nursing facilities come from a variety of sources, and are principally referred by hospitals and physicians. ManorCare Health Services targets upper income, service sensitive patients who pay for services without benefit of any government assistance program for its skilled nursing facilities. Manor Care Realty locates its nursing facilities in geographies that are attractive to private pay patients because ManorCare Health Services believes that focusing on private pay patients helps reduce its exposure to potential changes in government reimbursement practice and enables ManorCare Health Services to achieve relatively attractive profit margins.

  ManorCare Health Services expects that state Medicaid and federal Medicare reimbursement programs will constitute an additional source of future revenues for its managed skilled nursing facilities. Both initial and continuing qualification of a skilled nursing care facility to participate in such programs depend upon many factors including, among other things, accommodations, equipment, services, patient care, safety, personnel, physical environment, and adequate policies, procedures and controls. Medicaid programs typically provide for fixed rate payment to health care providers who must accept reimbursement from Medicaid as payment in full for all covered services rendered to Medicaid patients. With respect to skilled nursing, Medicare is a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. As a result of the Budget Act, the Medicare payment system will become prospective such that skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. See "Risk Factors--Regulation" and "--Government Regulation--Federal and State Assistance Programs." There can be no assurance that either Medicaid or Medicare will pay rates that recognize all of ManorCare Health Services' costs of providing services to residents covered by those programs.

  Private Pay Patients. As a general rule, the profit margin is higher with private pay patients than with patients to whom services are rendered with government assistance programs.

  The following table sets forth for the periods specified, the percentage of private patients, Medicare patients and Medicaid patients in Manor Care's skilled nursing facilities.

                                                               SKILLED NURSING
                                                                  FACILITIES
                                                                LATEST TWELVE
                                                                 MONTHS AS OF
                                                                   5/31/97
                                                              ------------------
                                                                % OF      % OF
                                                              OCCUPANCY REVENUES
                                                              --------- --------
    Private Patients.........................................     51%      55%
    Medicare Patients........................................     11%      19%
    Medicaid Patients........................................     38%      26%
                                                                 ---      ---
      Total..................................................    100%     100%

  As of May 31, 1997, all of the residents at Manor Care's assisted living facilities were private pay.

GOVERNMENT REGULATION

  ManorCare Health Services' skilled nursing facilities and assisted living facilities and the business of Vitalink and In Home Health are subject to extensive federal, state and local statutes and regulations. In addition, the facilities are subject to various local building codes and other ordinances. ManorCare Health Services believes that, at this time, none of its facilities is in violation of any applicable regulation that would materially threaten the operation of its business or materially affect the standard of care provided. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure of ManorCare Health Services facilities, eligibility for participation in federal and state programs, permissible activities, costs of doing business, or the levels of reimbursement from governmental, private and other sources. ManorCare Health Services cannot predict the ultimate timing, the content, or the impact of future legislation and regulations affecting ManorCare Health Services and the health care industry in general. See "Risk Factors--Regulation."

  Certificate of Need Laws. Many of the states in which ManorCare Health Services will operate have adopted Certificate of Need ("CON") statutes applicable to the assisted living and skilled nursing services provided by ManorCare Health Services. CON or similar laws generally require that approval must be obtained from the designated state health planning agency for certain acquisitions and capital expenditures, and determine that a need exists prior to the expansion of existing facilities, construction of new facilities, addition of beds, acquisition of major items of equipment or introduction of new services. Failure to obtain the necessary state approval can result in (i) the inability to provide services, to operate a facility, or to complete an acquisition, addition or other change; (ii) the imposition of sanctions; (iii) adverse action on the facility's license; and/or (iv) adverse reimbursement action. CONs or other approvals may be required in connection with ManorCare Health Services' future acquisitions and/or expansions. There can be no assurance that ManorCare Health Services will be able to obtain the CONs or other approvals necessary for any or all such projects. There can be no assurance that states with CON laws may not abolish such laws or that states without such laws will enact such CON laws. Manor Care has extensive experience filing for CONs. During the period from 1987 to the present, Manor Care commenced operations of 64 new skilled nursing facilities, most of which required CON applications. During the past four fiscal years, Manor Care received CON approval for 13 skilled nursing facilities and 18 assisted living facilities.

  Anti-remuneration Laws. ManorCare Health Services is subject to federal and state anti-remuneration laws, such as the Federal anti-kickback law, which govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Federal anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral.

  The recently-enacted Budget Act also includes numerous health fraud provisions, including: new exclusion authority for the transfer of ownership or control interest in an entity to an immediate family or household member in anticipation of, or following, a conviction, assessment, or exclusion; increased mandatory exclusion periods for multiple health fraud convictions, including permanent exclusion for those convicted of three health care-related crimes; authority for the Secretary to refuse to enter into Medicare agreements with convicted felons; new civil money penalties for contracting with an excluded provider or violating the Medicare and Medicaid anti-kickback statute; new surety bond and information disclosure requirements for certain providers and suppliers; and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program).

  In addition, in July 1995, federal officials launched a major anti-fraud initiative called Operation Restore Trust. This program targets fraud involving nursing facilities, home health agencies, suppliers of medical equipment and hospices and is currently operating in 17 states. Over the longer term, Operation Restore Trust investigative techniques will be used in all 50 states, and will be applied throughout the Medicare and Medicaid programs. Enforcement actions could include criminal prosecutions or actions for civil money penalties, overpayments or Medicare or Medicaid exclusion. See "Risk Factors--Regulation--Anti-Remuneration Laws." In addition, State fraud and abuse laws vary from state to state and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in (i.e., furnishing covered items or services to beneficiaries of) the Medicare and Medicaid programs. ManorCare Health Services plans to continue to treat Vitalink and In Home as separate entities, and will also treat Manor Care Realty as a separate entity, capable of referring or recommending patients to, or receiving referrals or recommendations from, ManorCare Health Services.

  Billing Regulation. Certain provisions in the Social Security Act authorize penalties, including exclusion from participation in Medicare and Medicaid, for various billing-related offenses. The Department of Health and Human Services can also initiate permissive exclusion actions for improper billing practices such as submitting claims "substantially in excess" of the provider's usual costs or charges, failure to disclose ownership and officers, or failure to disclose subcontractors and suppliers.

  Federal and State Assistance Programs. Substantially all of the Skilled Nursing Facilities which ManorCare Health Services operates are currently certified to receive benefits under Medicare and Medicaid. Both initial and continuing qualification of a nursing center or hospital to participate in such programs depends on many factors including accommodations, equipment, services, patient care, safety, personnel, physical environment and adequate policies, procedures and controls.

  Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy, intermediary determinations and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities. ManorCare Health Services can give no assurance that payments under such programs will in the future remain at a level comparable to the present level or be sufficient to cover the operating and fixed costs allocable to such patients.

  There have been numerous initiatives on the Federal and state levels for comprehensive reforms affecting payment for and availability of health care services. On August 5, 1997, Congress enacted the Balanced Budget Act of 1997 (the "Budget Act") which changes the manner in which Medicare reimburses skilled nursing facilities for cost reporting periods beginning July 1, 1998. Medicare is currently a retrospective payment system in which each facility receives an interim payment during the year, which is later adjusted to reflect actual allowable direct and indirect costs of services based on the submission of a cost report at the end of each year. The Budget Act will result in a shift to a prospective Medicare payment system in which skilled nursing facilities will be reimbursed per diem for specific covered services regardless of actual cost. Specifically, the Budget Act provides that, over three reporting periods starting July 1, 1998, the Medicare program will phase into this prospective payment system. During the first reporting period, skilled nursing facilities will receive 75% of their reimbursement based on actual costs and 25% based on a federally-scheduled per diem rate. In the second reporting period, reimbursement will be 50% cost-based and 50% rate-based, in the third, 25% cost-based and 75% rate-based. Thereafter, skilled nursing facilities will be reimbursed by Medicare solely based on a prospective payment system. The Budget Act also institutes consolidated billing for skilled nursing facility services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A skilled care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement, or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1998. Likewise, the Budget Act requires the secretary to establish a prospective payment system for home health services, to be implemented beginning October 1, 1999. Prior to implementation, the Budget Act establishes certain interim payment measures, for cost reporting periods beginning after October 1, 1997, including reduced home health limits, reduced per visit cost limits, and agency-specific per beneficiary annual limits on an agency's costs. The legislation also requires home health agencies to submit claims for all services and mandates that all payments be made to the agency regardless of whether the item or service was furnished by the agency, by others under arrangement, or under any other contracting or consulting arrangement. Other provisions limit Medicare payments for certain drugs, biologicals and supplies. The Budget Act also gives states greater flexibility in the administration of their Medicaid programs in that the Budget Act repeals the requirement that payment be reasonable and adequate to cover the costs of "efficiently and economically operated" nursing facilities. Further, the Budget Act allows states to mandate enrollment in managed care systems without seeking approval from the Health Care Financing Administration for waivers from certain Medicaid requirements as long as certain standards are met. Although state managed care programs have historically exempted institutional care, no assurance can be given that such programs will not ultimately change the reimbursement system for long-term care to capitated rates or otherwise affect the levels of payment to ManorCare Health Services' skilled nursing facilities. Such programs could also affect payment levels to In Home Health and Vitalink. ManorCare Health Services cannot predict the impact that this change will have on ManorCare Health Services. ManorCare Health Services cannot predict whether any other proposals will be adopted at the Federal or state level or, if adopted and implemented, what effect, if any, such proposals will have on ManorCare Health Services. ManorCare Health Services believes, however, that government and private efforts to contain or reduce health care costs will continue and that these trends are likely to lead to reduced or slower growth in reimbursement for certain services it provides. A significant change in coverage, reduction in payment rates by third-party payors or the decline in availability of funding could have a material adverse effect on the business and financial condition of ManorCare Health Services.

  False Claim Regulation. False claims are prohibited pursuant to criminal and civil statutes. Criminal provisions at 42 U.S.C. Section 1320a-7b prohibit filing false claims or making false statements to receive payment or certification under Medicare or Medicaid, or failing to refund overpayments or improper payments; offenses for violation are felonies punishable by up to five years imprisonment, and/or $25,000 fines. Criminal penalties may also be imposed pursuant to the Federal False Claim Act, 18 U.S.C. Section 287. In addition, under the Health Insurance Protability and Accountability Act of 1996, Congress enacted a criminal health care fraud statute for fraud involving a health care benefit program, which is defined to include both public and private payors. Civil provisions at 31 U.S.C. Section 3729 prohibit the knowing filing of a false claim or the knowing uses of false statements to obtain payment; penalties for violations are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed. Also, the statute allows any individual to bring a suit, know as a qui tam action, alleging false or fraudulent Medicare or Medicaid claims or other violations of the stature and to potentially share in any amounts paid by the entity to the government in fines or settlement.

  OSHA. Federal regulations promulgated by the Occupational Safety and Health Administration impose additional requirements on ManorCare Health Services with regard to protecting employees from hazards in the workplace, including exposure to blood-borne pathogens. ManorCare Health Services believes that it is in compliance with such regulatory requirements.

  Related Party Rule. The Medicare related party rule applies to companies that are associated or affiliated with, or have control of, or are controlled by a Medicare provider. Many state Medicaid programs have adopted the same rule in determining costs that will be included in the payment rates. The Medicare program may consider Vitalink and In Home Health to be related parties with ManorCare Health Services. Consequently, unless a provider qualifies for the exception the related party rule, the Medicare program will only reimburse for the cost incurred by the related party in providing products or services, rather than the related party's charge. An organization can qualify for an exception from the related party rule by meeting the following criteria: (i) the entities are bona-fide separate organizations;
(ii) a substantial part of the supplying organization's business activity is conducted with non-related organizations and there is an open, competitive market for such services or products; (iii) the services or products are commonly obtained by a provider from other organizations and are not a basic element of patient care ordinarily furnished directly to patients by the provider; and (iv) the charge to the provider is in line with the charge for such services and products in the open market and no more than the charge made under comparable circumstances to others. The Medicare related party rule and anti-remuneration laws could materially affect the relationship among ManorCare Health Services, Manor Care Realty, Vitalink and In Home Health. The ManorCare Health Services plans to continue to treat Vitalink and In Home Health as related parties, and will also treat Manor Care Realty as a related party. Thus there will be no material adverse effect to ManorCare Health Services as a result of the Medicare related party rule. As to the anti-remuneration laws, ManorCare Health Services plans to continue to treat Vitalink and In Home as separate entities, and will also treat Manor Care Realty as a separate company. Thus, Manor Care does not believe that there will be a material adverse effect on ManorCare Health Services as a result of the anti-remuneration laws. There can be no assurance that ManorCare Health Services will be able to comply with the related party rule or that the criteria will be interpreted in ways favorable to ManorCare Health Services.

  Home Health Care. On September 15, 1997, President Clinton imposed a Medicare moratorium on new home health agencies. The moratorium is scheduled to last for six months so that new regulations can be issued to combat fraud. On January 13, 1998, the Clinton Administration lifted the moratorium, based on the issuance of new regulations for home health agencies. These regulations require, as mandated by the Budget Act, that all home health agencies obtain surety bonds to participate in the medicare and Medicaid programs and disclose related business interests. According to press reports, some home health agencies have had difficulty obtaining bonds meeting the required criteria. If a home health agency is unable to obtain a bond, the agency could lose certification to participate in the Medicare and Medicaid programs. ManorCare Health Services does not believe that there will be any material adverse affect on either In Home Health or on ManorCare Health Services as a result of these new requirements.

  Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property or an entity that arranges for the disposal or treatment of hazardous or toxic substances at a disposal site may be held jointly and severally liable for the cost of removal or remediation of certain hazardous or toxic substances, that could be located on, in or under such property. Such laws and regulation often impose liability whether or not the owner, operator or otherwise responsible party knew of, or caused, the presence of the hazardous of toxic substances. The costs of any required remediation or removal of these substances can be substantial and the liability of a responsible party as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the liable party. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. In connection with the ownership and leasing to third-parties of its properties, Manor Care Realty could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

INSURANCE

  Health care companies are subject to medical malpractice, personal injury and other liability claims which are customary risks inherent in the operation of health facilities and are generally covered by insurance. ManorCare Health Services maintains property, liability and professional malpractice insurance policies in amounts and with such coverage and deductibles which are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. In addition, ManorCare Health Services self insures, either directly or indirectly through insurance arrangements requiring it to reimburse insurance carriers, some of its liability risks other than catastrophic exposures.

  There can be no assurance that claims will not arise which are in excess of ManorCare Health Services' insurance coverage or are not covered by ManorCare Health Services' insurance coverage. A successful claim against ManorCare Health Services not covered by, or in excess of, ManorCare Health Services' insurance could have a material adverse effect on ManorCare Health Services' financial condition and results of operations. Claims against ManorCare Health Services, regardless of their merit or eventual outcome, may also have a material adverse effect on ManorCare Health Services' ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of ManorCare Health Services' business. In addition, ManorCare Health Services' insurance policies must be renewed annually and there can be no assurance that ManorCare Health Services will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

LEGAL PROCEEDINGS

  ManorCare Health Services is subject to regulatory and legal actions, investigations or claims for damages that arise from time to time in the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding and ManorCare Health Services cannot estimate the range of the ultimate liability, if any, relating to these proceedings, ManorCare Health Services believes that the outcome of such proceedings should not, individually or in the aggregate, have a material adverse effect on the results of operations or financial condition of ManorCare Health Services.

            MANORCARE HEALTH SERVICES PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization of ManorCare Health Services at November 30, 1997. This data should be read in conjunction with the pro forma balance sheet and the introduction to the pro forma financial statements appearing elsewhere in this Prospectus. The pro forma capitalization table has been derived from the historical financial statements and reflects certain pro forma adjustments as if the Distribution had been consummated as of November 30, 1997. See "Pro Forma Financial Data of ManorCare Health Services."

                                                    NOVEMBER 30, 1997
                                             -----------------------------------
                                             HISTORICAL ADJUSTMENT     PRO FORMA
                                             ---------- ----------     ---------
                                                     (IN THOUSANDS)
                                                       (UNAUDITED)
Long-term debt:
  Old MCHS Senior Notes..................... $  149,490 $(149,490)/1/  $    --
  New MCHS Senior Notes.....................        --    149,490       149,490
  Existing Revolving Credit Facility........    215,000  (215,000)          --
  Promissory Note...........................     21,941   (21,941)          --
  Mortgages and Capital Leases..............     71,899   (26,415)       45,484
  Vitalink debt.............................    100,733       --        100,733
                                             ---------- ---------      --------
    Total long-term debt....................    559,063  (263,356)      295,707
Stockholders' Equity:
    Total stockholders' equity..............    729,023   (36,925)/2/   692,098
                                             ---------- ---------      --------
Total capitalization........................ $1,288,086 $(300,281)     $987,805
                                             ========== =========      ========

--------

(1) Reflects the issuance by ManorCare Health Services of the New MCHS Senior Notes pursuant to the Exchange Offer and assumes that all of the holders of the Old Senior Notes accept the Exchange Offer. The consummation of the Exchange Offer is conditioned on, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the outstanding Old Senior Notes. Obligations with respect to Old Senior Notes not exchanged will remain obligations of Manor Care Realty following the Distribution. Manor Care may reduce the principal amount of the Real Estate Note prior to issuance or reduce the amount of the cash portion of the Capital Contribution to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

(2) Reflects the contribution of the net assets from ManorCare Health Services in connection with the Distribution Agreement.

              MANORCARE HEALTH SERVICES PRO FORMA FINANCIAL DATA

  The unaudited pro forma consolidated condensed statements of income for the fiscal year ended May 31, 1997 and the six month period ended November 30, 1997 give effect to the Distribution and related transactions (including the Exchange Offer, the Lease Agreements, and the Assisted Living Facility Management Agreement) as if such transactions occurred on June 1, 1996 and June 1, 1997, respectively and the Vitalink merger ("TeamCare Merger") with and into TeamCare, Inc. ("TeamCare") as if it had occurred on June 1, 1996. The unaudited pro forma consolidated condensed statements of income for the fiscal year ended May 31, 1997 and the six month period ended November 30, 1997 have been prepared by adjusting the historical consolidated statements of income to reflect the Distribution and related transactions as if they had been effected on June 1, 1996. The Company has concluded that the terms of the Lease Agreements will not affect the operations of the skilled nursing facilities and, therefore, that the pro forma effects of such agreements can be estimated with reasonable accuracy.

  The unaudited pro forma consolidated condensed balance sheet at November 30, 1997 gives effect to the Distribution and related transactions (including the Exchange Offer and the Lease Agreements) as if such transactions had occurred at that date. Such balance sheet has been prepared by adjusting the historical consolidated balance sheet to reflect the Distribution and related transactions as if they had been effected on November 30, 1997.

  The unaudited pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this Prospectus. The pro forma financial data are presented for informational purposes only and may not reflect the future results of operations or financial position of ManorCare Health Services or what the results of operations or financial position would have been had ManorCare Health Services operated as a separate, independent company during such periods.

                           MANORCARE HEALTH SERVICES
              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                     FOR THE FISCAL YEAR ENDED MAY 31, 1997
             (IN THOUSANDS, EXCEPT EARNINGS PER SHARE) (UNAUDITED)

                                                                        PRO FORMA ADJUSTMENTS
                                                            -------------------------------------------------------
                                        TEAM                                                LEASE        MANAGEMENT     PRO
                          HISTORICAL    CARE     SUBTOTAL   DISTRIBUTION   MESQUITE(E)    AGREEMENTS     AGREEMENT     FORMA
                          ----------  --------  ----------  ------------   -----------    ----------     ----------  ----------
Revenues................  $1,527,247  $192,364  $1,719,611    $ (1,603)(a)  $(44,889)                      $2,483(f) $1,681,966
                                                                12,087 (i)
                                                                (5,723)(m)
Expenses:
 Operating expenses.....   1,202,836   170,681   1,373,517      (2,081)(a)   (37,363)     $ 177,004 (d)     2,081(f)  1,494,809
                                                                 5,213 (i)                  (20,266)(d)
                                                                (3,296)(m)
 General corporate and
  other.................      68,563                68,563         (77)(a)      (508)                                    70,592
                                                                 2,510 (b)
                                                                (5,447)(b)
                                                                 4,990 (c)
                                                                 1,977 (i)
                                                                (1,416)(m)
 Depreciation and
  amortization..........      80,378     8,027      88,405        (365)(a)    (1,955)       (58,105)(d)                  27,797
                                                                  (183)(m)
 Provision for
  restructuring charge..         --                              6,950 (j)                                                6,950
                          ----------  --------  ----------    --------      --------      ---------        ------    ----------
 Total expenses.........   1,351,777   178,708   1,530,485       8,775       (39,826)        98,633         2,081     1,600,148
                          ----------  --------  ----------    --------      --------      ---------        ------    ----------
Income before other
 income
 and (expenses) and
 income taxes...........     175,470    13,656     189,126      (4,014)       (5,063)       (98,633)          402        81,818
Interest income from
 advances
 to discontinued lodging
 segment................      21,221                21,221     (21,221)(h)                                                  --
Interest income and
 other..................       8,683       127       8,810      21,250 (l)                                               23,539
                                                                (6,412)(k)
                                                                  (109)(m)
Gain on issuance of
 Vitalink stock.........      50,271                50,271                                                               50,271
Minority interest
 expense................      (4,001)   (4,068)     (8,069)        120 (k)                                               (7,949)
Interest expense........     (41,831)   (7,737)    (49,568)     24,307 (g)                                              (25,113)
                                                                   148 (m)
                          ----------  --------  ----------    --------      --------      ---------        ------    ----------
Income before income
 taxes..................     209,813     1,978     211,791      14,069        (5,063)       (98,633)          402       122,566
Provision for income
 taxes..................      84,700     4,175      88,875       5,555 (n)    (1,919)(n)    (39,817)(n)       162(n)     52,856
                          ----------  --------  ----------    --------      --------      ---------        ------    ----------
Net income (loss).......  $  125,113  $ (2,197) $  122,916    $  8,514      $ (3,144)     $ (58,816)       $  240    $   69,710
                          ==========  ========  ==========    ========      ========      =========        ======    ==========
Weighted average shares
 of common stock........      63,257                                                                                     63,257
                          ----------                                                                                 ----------
Income per share of
 common stock:
 Net income per share...  $     1.98                                                                                 $     1.10
                          ==========                                                                                 ==========


   The accompanying notes are an integral part of this pro forma consolidated condensed income statement.

                           MANORCARE HEALTH SERVICES
              PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 1997
             (IN THOUSANDS, EXCEPT EARNINGS PER SHARE) (UNAUDITED)

                                                     PRO FORMA ADJUSTMENTS
                                              ----------------------------------------
                                                                              LEASE       MANAGEMENT    PRO
                                   HISTORICAL DISTRIBUTION   MESQUITE(E)    AGREEMENTS    AGREEMENT    FORMA
                                   ---------- ------------   -----------    ----------    ----------  --------
Revenues.........................   $885,623    $ (1,845)(a)  $(22,221)                     $1,867(f) $860,286
                                                  (3,138)(m)
Expenses:
 Operating expenses..............    723,244      (1,756)(a)   (18,778)      $ 93,648 (d)    1,756(f)  785,632 (j)
                                                  (1,922)(m)                  (10,560)(d)
 General corporate and other.....     28,208        (151)(a)     (257)                         --       32,134
                                                   1,640 (b)
                                                   6,163 (c)
                                                  (2,776)(b)
                                                    (693)(m)
 Depreciation and amortization...     47,818        (446)(a)    (1,150)       (31,528)(d)      --       14,600
                                                     (94)(m)
 Provision for restructuring
  charge.........................        --        6,950 (j)       --             --           --        6,950
                                    --------    --------      --------       --------       ------    --------
 Total expenses..................    799,270       6,915       (20,185)        51,560        1,756     839,316
                                    --------    --------      --------       --------       ------    --------
Income before other income and
 (expenses) and income taxes.....     86,353     (11,898)       (2,036)       (51,560)         111      20,970
Interest income from advances to
 discontinued lodging segment....      4,994      (4,994)(h)                                               --
Interest income and other........      4,690      10,625 (l)        63            --           --       11,682
                                                  (3,586)(k)
                                                    (110)(c)
Minority interest expense........      7,294         (79)(k)                                             7,215
Interest expense.................    (22,073)     10,986 (g)        74            --           --      (10,941)
                                                      72 (m)
                                    --------    --------      --------       --------       ------    --------
Income before income taxes.......     81,258       1,016        (1,899)       (51,560)         111      28,926
Provision for income taxes.......     35,692         402 (n)      (745)(n)    (20,392)(n)       44(n)   15,001
                                    --------    --------      --------       --------       ------    --------
Net income (loss)................   $ 45,566    $    614      $ (1,154)      $(31,168)      $   67    $ 13,925
                                    ========    ========      ========       ========       ======    ========
Weighted average shares of common
 stock...........................     63,748                                                            63,748
                                    --------                                                          --------
Income per share of common stock:
 Net income per share............   $   0.71                                                          $   0.22
                                    ========                                                          ========


   The accompanying notes are an integral part of this pro forma consolidated condensed income statement.

                           MANORCARE HEALTH SERVICES
                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                         NOVEMBER 30, 1997 (UNAUDITED)

                                                       PRO FORMA
                                          HISTORICAL  ADJUSTMENTS     PRO FORMA
                                          ---------- --------------   ----------
                                                     (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents..............  $  53,032   $ (27,065)(c)  $  226,513
                                                         250,000 (a)
                                                         (12,500)(d)
                                                         (30,000)(a)
                                                          (6,950)(f)
                                                              (4)(b)
  Other current assets...................    378,919     (63,620)(c)     286,965
                                                         (28,189)(e)
                                                            (145)(b)
                                          ----------   ---------      ----------
  Total current assets...................    431,951      81,527         513,478
Property and equipment, net..............  1,076,521    (834,822)(c)     227,184
                                                         (14,515)(b)
Goodwill.................................    371,317      (9,366)(c)     361,951
Real Estate Note.........................        --      250,000 (a)     250,000
Other assets.............................    115,475        (392)(b)      68,248
                                                         (46,835)(c)
                                          ----------   ---------      ----------
Total assets............................. $1,995,264   $(574,403)     $1,420,861
                                          ==========   =========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities................ $  227,636    $(76,177)(c)  $  137,540
                                                            (207)(b)
                                                         (13,712)(e)
Long-term debt...........................    559,063    (233,356)(c)     295,707
                                                         (30,000)(a)
Minority Interest........................    184,299      (1,316)(c)     182,983
Deferred taxes and other long-term
 liabilities.............................    295,243     (35,842)(c)     112,533
                                                        (146,390)(e)
                                                            (478)(b)
                                          ----------   ---------      ----------
Total liabilities........................  1,266,241    (537,478)        728,763
Total shareholders' equity...............    729,023     500,000 (a)     692,098
                                                         (14,371)(b)
                                                        (635,017)(c)
                                                         (12,500)(d)
                                                         131,913 (e)
                                                          (6,950)(f)
                                          ----------   ---------      ----------
Total liabilities and shareholder's
 equity.................................. $1,995,264   $(574,403)     $1,420,861
                                          ==========   =========      ==========

   The accompanying notes are an integral part of this pro forma consolidated condensed balance sheet.

NOTES TO PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(a) Reflects the elimination of revenues, income and expenses associated with facilities which opened during fiscal year 1997 (the "Developed Properties"). These facilities would not have been purchased by ManorCare Health Services under the terms of the Development Agreement until such facilities achieved 75% occupancy. All revenues and expenses associated with the operations of assisted living facilities during the stabilization period of operations will be reported in the income statement of Manor Care Realty. When an assisted living facility is sold to ManorCare Health Services, all subsequent operations of that facility will be recorded on ManorCare Health Services' income statement.

(b) Reflects incremental annual costs of $2.5 million ($1.6 million for the six months ended November 30, 1997) and the transfer of expenses of $5.4 million for the fiscal year ended May 31, 1997 and $2.8 million for the six months ended November 30, 1997. Incremental costs relate primarily to personnel and related overhead associated with finance, cash management, human resources and legal functions. These personnel will replace existing employees in these functions who are transferring to Manor Care Realty, but whose positions are still required by ManorCare Health Services. Transferred expenses include costs of finance and accounting, legal, and construction and development functions as well as additional expenses related to directors fees, etc. Costs are transferred based on the historical costs incurred for these functions by Manor Care, Inc.

(c) Reflects the transfer of certain general corporate credits to Manor Care Realty. Credits of $5.0 million for the fiscal year ended May 31, 1997 and credits of $6.2 million for the six months ended November 30, 1997 are related to rental income and gains on the sales of skilled nursing facilities and of a corporate office building.

(d) Reflects lease payments to Manor Care Realty for skilled nursing facilities under the terms of the Lease Agreements as well as depreciation and real estate taxes associated with those properties. During the first fiscal year under which such agreements are in effect, lease payments are calculated as the greater of 77% of the aggregate defined net operating profit or 10% of the aggregate priority basis, plus applicable real estate taxes and insurance of the respective facilities. For the year ended May 31, 1997, 77% of aggregate defined net operating profit exceeded 10% of the aggregate priority basis, resulting in pro forma rent expense of $177 million. In subsequent periods the terms of the Lease Agreements require calculation of rent at the greater of 77% of the defined net operating profit or 10% of the priority basis on an individual property basis, with rent deferred on properties for which cashflow is not adequate to pay 10% of priority basis. Had the rent expense for the year ended May 31, 1997 been calculated under such terms, total rent expense would have been $180 million, which is net of a reduction of rent expense of $10.3 million relating to 23 facilities which would not have generated adequate cashflow to pay 10% of priority basis. The $10.3 million would have been deferred and ultimately canceled. Approximately $6.6 million of the $10.3 million relates to recently acquired, renovated or developed facilities which are anticipated to generate sufficient cashflow to make priority rent payments within the next two fiscal years.

  The pro forma rent expense for the six months ended November 30, 1997, of $93.6 million was calculated on a property by property basis as the greater of 77% of defined net operating profit or 10% of priority basis.

(e) Reflects the operations of Mesquite Hospital.

(f) Reflects revenues and expenses associated with management of the Developed Properties under the terms of the Assisted Living Facility Management Agreement. See Note (a). The income from operations of the Developed Properties totaled a loss of $0.9 million for fiscal year 1997. Income from operations of the Developed Properties equals revenues ($1.6 million) less operating expenses ($2.1 million), general corporate and other expenses ($0.1 million) and depreciation and amortization ($0.4 million). If the Distribution had taken place on June 1, 1996, the income from operations of the Developed Properties would have been equal to the management fee income of $0.4 million; operating expenses of $2.1 million would have been unchanged; the general corporate and other expenses and depreciation and amortization would have been booked by the developer, Manor Care Realty. Accordingly, if the Distribution had taken place on June 1, 1996, revenues would have been equal to $2.5 million, the sum of the management fee income of $0.4 million plus reimbursement of the operating expenses of $2.1 million. The income from operations of the Developed Properties totaled a loss of $0.5 million for the six months ended November 30, 1997. Income from operations is equal to historical revenues ($1.9 million) less operating expenses ($1.8 million), general corporate and other expenses ($0.2 million) and depreciation and amortization ($0.4 million). If the Distribution had taken place on June 1, 1997, the income from operations of the Developed Properties would have been equal to the management fee income of $0.1 million; operating expenses of $1.8 million would have been unchanged; and general corporate and other expenses and depreciation and amortization would have been booked by the developer, Manor Care Realty. Accordingly, if the Distribution had taken place on June 1, 1997, revenues would have been equal to $1.9 million, the sum of the management fee income of $0.1 million plus reimbursement of the operating expenses of $1.8 million.

(g) Reflects interest expense associated with the Existing Revolving Credit Facility at a weighted average interest rate of 6.0% ($9.4 million for the fiscal year ended May 31, 1997 and $4.7 million for the six months ended November 30, 1997), Senior Subordinated Notes at an annual interest rate of 9 1/2%, ($13.3 million for the fiscal year ended May 31, 1997 and $6.6 million for the six months ended November 30, 1997), and interest related primarily to mortgages and capital leases on skilled nursing facilities, net of capitalized interest, at interest rates ranging from 4.0% to 12.0% ($1.6 million for the fiscal year ended May 31, 1997 and ($0.3) million for the six months ended November 30, 1997).

(h) Reflects the elimination of interest income from advances to the discontinued lodging segment as the advances have been repaid and, therefore, this amount is nonrecurring.

(i) Reflects the revenues and expenses of sold facilities which would have been owned by Manor Care Realty.

(j) Reflects transaction fees and other restructuring costs of $7.0 million. Included are fees incurred for legal and accounting services of $4.6 million as well as printing, mailing, travel and other miscellaneous expenses of $2.4 million related to the transaction and the related public filings.

(k) Reflects interest/other income of $6.3 million at May 31, 1997 and $3.7 million at November 30, 1997 related mainly to rental income of $1.8 million for the fiscal year ended May 31, 1997 and $0.8 million for the six months ended November 30, 1997, gains on sales of miscellaneous assets of $1.1 million for the fiscal year ended May 31, 1997 and $0.1 million for the six months ended November 30, 1997, interest income of $1.7 million for the fiscal year ended May 31, 1997 and $0.5 million for the six months ended November 30, 1997 and miscellaneous income of $1.7 million for the fiscal year ended May 31, 1997 and $2.3 million for the six months ended November 30, 1997. This income relates to assets which will be owned by Manor Care Realty.

(l) Reflects interest income earned at an estimated 8.5% on the Real Estate Note contributed to ManorCare Health Services on the Effective Date. This estimated rate is based on a range of actual rates achieved in recent public bond offerings having similar terms by companies with similar credit statistics. The final rate will be fixed and will be the same as that on the $350 million of Manor Care Real Estate Notes. The annual effect of a 1/8% change in rate is $0.4 million.

(m) Reflects the operations of a skilled nursing facility which will be under management contract.

(n) Reflects tax effect of adjustments made pursuant to notes (a) through (m).

NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

(a) Reflects cash dividend of $250.0 million, the Real Estate Note and the repayment of borrowings under the Existing Revolving Credit Facility related to the Vitalink tender offer.

(b) Reflects the transfer of assets and liabilities attributable to the Developed Properties to Manor Care Realty. Properties that opened subsequent to June 1, 1996 and achieved a 75% occupancy prior to November 30, 1997 fall under the Development Agreement for purposes of the pro forma income statement. These properties had a total cost of $17.7 million. The pro forma purchase price for these properties is $20.5 million, which represents an average premium over total cost of 15.8%. The pro forma gain on the sale of those properties from Manor Care Realty to ManorCare Health Services is $3.2 million for the six months ended November 30, 1997. The fair value of these properties (calculated using a discounted cash flow model which assumes a 10.25% discount rate over 10 years) exceeds the total purchase price of the properties as calculated under the terms of the Development Agreement. Therefore, ManorCare Health Services would have allocated the total purchase price of the properties to land, building and equipment.

(c) Reflects the transfer to Manor Care Realty of the skilled nursing facilities, mortgages and certain other assets and liabilities associated with the skilled nursing facilities as well as the assets and liabilities of Mesquite Hospital. Also includes a liability of $3.2 million related to Manor Care Realty's appreciation rights on the Gaithersburg headquarters building.

(d) Reflects payment of $12.5 million to Manor Care Realty for working capital of skilled nursing facilities, which remains at ManorCare Health services.

(e) Reflects the allocation of deferred tax liabilities to Manor Care Realty pursuant to the Tax Allocation Agreement. Deferred tax assets and liabilities are allocated between Manor Care Realty and ManorCare Health Services based upon the allocation of the underlying and liabilities.

(f) Reflects the payment of transaction fees totaling $7.0 million. These include fees incurred for legal, accounting and other consulting services of $4.6 million as well as printing, mailing, travel and other miscellaneous expenses of $2.4 million related to the transaction and the related public filings.

               SELECTED HISTORICAL FINANCIAL DATA OF MANOR CARE

  Due to the fact that the majority of the current Manor Care operations will be transferred to ManorCare Health Services in connection with the Distribution, the Distribution will be reported for accounting purposes as a "reverse spin-off." Accordingly, Manor Care, Inc. will continue to present consolidated results (with no discontinued operations treatment) up to the date of the Distribution. After the Distribution, ManorCare Health Services will present Manor Care's historical consolidated results for periods prior to the Distribution and Manor Care Realty will present the historical results of Mesquite Hospital, Manor Care Realty's accounting predecessor, for periods prior to the Distribution.

  ManorCare Health Services is included as a co-registrant in this Prospectus for securities law purposes because it will receive certain of the proceeds of the Offering. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the Notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries. Historical financial information relating to Manor Care is presented because ManorCare Health Services is a co-registrant for securities laws purposes. The historical financial statements of Manor Care are included solely because (i) after the Distribution, ManorCare Health Services will present Manor Care's historical results for periods prior to the Distribution and (ii) the historical financial statements of Manor Care represent the financial statements of the Non-Guarantors (other than Mesquite Hospital whose results are included in the historical financial statements of Manor Care and who is a Guarantor). Investors in the Notes should not look to the historical financial statements of Manor Care for repayment of the Notes or the Guarantees. The statements of income data for the fiscal years ended May 31, 1997, 1996, 1995, 1994 and 1993 and the balance sheet data as of fiscal years ended May 31, 1997, 1996, 1995 and 1994 are derived from the audited consolidated financial statements of Manor Care. The balance sheet data at May 31, 1993 are derived from unaudited consolidated financial statements of ManorCare that, in the opinion of Manor Care, reflect all adjustments consisting of normal recurring adjustments necessary to present fairly the information set forth below. The statements of income data for the six month periods ended November 30, 1997 and 1996 and the balance sheet data as of November 30, 1997 are derived from the unaudited consolidated financial statements of Manor Care. The following selected historical financial data of Manor Care should be read in conjunction with the historical consolidated financial statements and notes thereto included elsewhere in this Registration Statement. The historical consolidated financial statements of Manor Care may not necessarily reflect the results of operations or financial position that would have been obtained had ManorCare Health Services been a separate, independent company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF MANORCARE HEALTH SERVICES RESULTS OF OPERATIONS AND FINANCIAL CONDITION." Earnings per share data are presented elsewhere in this Registration and on a pro forma basis only. See "MANORCARE HEALTH SERVICES PRO FORMA FINANCIAL DATA."

                           SIX MONTHS ENDED
                             NOVEMBER 30,                     FISCAL YEARS ENDED MAY 31,
                          --------------------  -----------------------------------------------------------
                            1997       1996        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  -----------
                              (UNAUDITED)                                                (UNAUDITED)
                                                         (IN THOUSANDS)
STATEMENTS OF INCOME
 DATA:
Revenues................  $ 885,623  $ 688,064  $1,527,247  $1,248,197  $1,019,458  $  923,308  $  830,968
Expenses:
  Operating expenses....    723,244    541,482   1,202,836     963,081     769,998     696,199     627,733
  Depreciation and
   amortization.........     47,818     36,877      80,378      68,086      54,374      49,019      46,394
  General corporate and
   other................     28,208     31,873      68,563      72,322      63,197      45,666      46,371
  Provision for asset
   impairment and
   restructuring........        --         --          --       26,300         --          --          --
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
    Total expenses......    799,270    610,232   1,351,777   1,129,789     887,569     790,884     720,498
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......     86,353     77,832     175,470     118,408     131,889     132,424     110,470
Other income and
 (expenses):
  Interest income from
   advances to
   discontinued lodging
   segment..............      4,994     10,157      21,221      19,673      15,492      10,665       7,083
  Gain on issuance of
   Vitalink stock.......        --         --       50,271         --          --          --          --
  Interest expense......    (22,073)   (19,168)    (41,831)    (30,338)    (22,769)    (27,441)    (34,988)
  Other income
   (expenses), net......     11,984      4,879       4,682       3,728       5,219       3,536       4,884
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
Income from continuing
 operations before
 income taxes...........     81,258     73,700     209,813     111,471     129,831     119,184      87,449
Income taxes............     35,692     29,400      84,700      46,000      52,156      50,481      32,720
                          ---------  ---------  ----------  ----------  ----------  ----------  ----------
Income from continuing
 operations.............  $  45,566  $  44,300  $  125,113  $   65,471  $   77,675  $   68,703  $   54,729
                          =========  =========  ==========  ==========  ==========  ==========  ==========
                          AS OF NOVEMBER 30,                         AS OF MAY 31,
                          --------------------  -----------------------------------------------------------
                                 1997              1997        1996        1995        1994        1993
                          --------------------  ----------  ----------  ----------  ----------  -----------
                              (UNAUDITED)                                                       (UNAUDITED)
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets............           $1,995,264   $1,979,704  $1,681,840  $1,289,817  $1,085,636  $1,025,230
Long-term debt..........              559,063      596,473     490,575     315,271     223,892     330,189
Shareholders' equity....              729,023      690,431     707,769     624,873     533,815     361,642
                           SIX MONTHS ENDED
                             NOVEMBER 30,                     FISCAL YEARS ENDED MAY 31,
                          --------------------  -----------------------------------------------------------
                            1997       1996        1997        1996        1995        1994        1993
                          ---------  ---------  ----------  ----------  ----------  ----------  -----------
                              (UNAUDITED)
                                                         (IN THOUSANDS)
OTHER FINANCIAL DATA:
Cash provided by
 continuing operating
 activities.............  $  51,367  $  28,925  $   80,151  $  199,307  $  120,760         N/A         N/A
Cash provided by (used
 in) continuing
 investing activities...     12,726    (90,060)   (209,235)   (259,118)   (191,713)        N/A         N/A
Cash (used in) provided
 by continuing financing
 activities.............    (43,943)    38,337      87,604     122,644      80,037         N/A         N/A
Investment in property
 and equipment and
 systems development....    110,720     83,713     183,469     136,332      91,900         N/A         N/A

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF MANOR CARE'S

              RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION

  On September 15, 1997, Manor Care announced its intention to proceed with a separation of its skilled nursing facility management, assisted living, pharmacy and home health businesses (collectively, the "Health Services Business") from its skilled nursing facility, real estate and healthcare facility development business via a spin-off of the Health Services Business (the "Distribution"). The spin-off of the Health Services Business will be effected by a distribution to Manor Care's shareholders of all the common stock of New ManorCare Health Services, Inc., a wholly owned subsidiary of Manor Care, which as of the date of the spin-off will own and operate all Manor Care's assisted living operations as well as manage and lease the skilled nursing assets owned by Manor Care. Following the Distribution, New ManorCare Health Services, Inc. will change its name to ManorCare Health Services, Inc. and Manor Care will change its name to Manor Care Realty, Inc. The Board of Directors voted to approve in principle the transaction subject to receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. Manor Care anticipates that the transaction will be completed by the end of fiscal year 1998. The Distribution is conditional upon certain matters, including receipt of a satisfactory solvency opinion and the declaration of the special dividend by Manor Care's Board of Directors.

  Due to the fact that the majority of the current Manor Care operations will be transferred to ManorCare Health Services in connection with the Distribution, the Distribution will be reported for accounting purposes as a "reverse spin-off." Accordingly, Manor Care will continue to present consolidated results up to the date of the Distribution. After the Distribution, ManorCare Health Services will present Manor Care, Inc.'s historical consolidated results for periods prior to the Distribution and Manor Care Realty will present the historical results of Mesquite Hospital, Manor Care Realty's accounting predecessor, for periods prior to the Distribution.

  A number of significant factors, which are discussed below, affected the consolidated results of operations, financial condition and liquidity of Manor Care during the three fiscal years ended May 31, 1997, May 31, 1996 and May 31, 1995 and the six months ended November 30, 1997. This discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto for such fiscal years included elsewhere in this Prospectus. ManorCare Health Services' results of operations, liquidity and capital resources are derived from the consolidated financial statements of Manor Care, Inc. The consolidated financial statements include the results of operations of Vitalink Pharmacy Services, In Home Health and Manor Care's assisted living and skilled nursing operations as they were operated by Manor Care. However, these financial statements may not necessarily reflect the consolidated results of operations or financial position of ManorCare Health Services or what the results of operations would have been if ManorCare Health Services had been an independent, public company during those periods.

  The health care industry is highly regulated by Federal, state and local law. See "Risk Factors--Regulation" and "Business of ManorCare Health Services After the Distribution--Government Regulation." Certain of these regulations apply to the relationship between ManorCare Health Services and Manor Care Realty, Vitalink and In Home Health, including the provisions of the Medicare related party rule and the federal and state anti-remuneration laws. The Medicare related party rule limits the amount the Medicare program will reimburse for products and services provided by a related party. See "Business of ManorCare Health Services After the Distribution--Government Regulation-Related Party Rule." Manor Care has treated Vitalink and In Home Health as related parties in compliance with this rule. ManorCare Health Services intends to continue to treat Vitalink and In Home Health as related parties and also plans to treat Manor Care Realty as a related party. Accordingly, ManorCare Health Services does not expect that the Medicare related party rule will have a material effect on the conduct of its business. The anti-remuneration laws govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. See "Business of ManorCare Health Services After the Distribution--Government Regulation--Anti-remuneration laws." Manor Care has treated, and will continue to treat, Vitalink and In Home Health as separate entities, capable of referring or recommending patients to, or receiving referrals or recommendations from, Manor Care for purposes of the anti-remuneration laws. ManorCare Health Services intends to continue to treat Vitalink and In Home Health as separate entities and also plans to treat Manor Care Realty as a separate entity. Accordingly, ManorCare Health Services believes that its business arrangements with Vitalink and In Home Health are in compliance with the anti-remuneration laws.

OVERVIEW AND OUTLOOK

  Manor Care owns and operates skilled nursing and assisted living facilities serving primarily the private pay elderly market. Manor Care's skilled nursing facilities provide high acuity, long-term care and Alzheimer's services principally to residents over the age of 65. Manor Care's assisted living facilities operate under the brand names "Springhouse" and "Arden Courts." Springhouse facilities serve the general assisted living population of frail elderly, while Arden Courts facilities are specifically focused on providing care to persons suffering from early to middle-stage Alzheimer's disease and related memory impairment. These assisted living facilities provide housing, personalized support and health care services in a non-institutional setting designed to address the individual needs of the elderly or Alzheimer's afflicted requiring assistance with activities of daily living, such as eating, bathing, dressing and personal hygiene, but who do not require the level of care provided by a skilled nursing facility.

  Manor Care also owns approximately 51% of Vitalink, 64% of the voting stock of In Home Health and an acute care hospital. Vitalink is a publicly traded institutional pharmacy company which provides medications, consulting, infusion and other ancillary services to approximately 172,000 institutional beds as well as to home infusion patients through 57 pharmacies. In Home Health is a publicly traded company which provides a broad range of professional and support services to clients requiring medical and personal assistance in their homes. Services provided include nursing care, infusion therapy, rehabilitation, and personal care.

  Manor Care has increased skilled nursing capacity by approximately 2.5% annually over the last five fiscal years. Overall occupancy has remained relatively stable during this period. Occupancy for mature facilities--those facilities owned by Manor Care for a full two-year period--decreased from 90.3% to 89.8%, between fiscal year 1996 and fiscal year 1997. This decline in occupancy has resulted in an annual decrease in revenues of approximately $5 million. During the five-year period from fiscal year 1993 to fiscal year 1997, the Company has increased assisted living capacity substantially, from 3 facilities with 321 beds to 31 facilities with 3,173 beds.

  Despite increasing competition for private pay customers, Manor Care has consistently maintained a high ratio of private pay revenues. The slight decline in Manor Care's private pay mix over the past four years can be attributed primarily to the inroads that assisted living providers have achieved in this market segment.

RESULTS OF OPERATIONS

  The following discussion is based on the operations of Manor Care before the Distribution and related transactions. The operations of the skilled nursing facilities will continue to have a material impact on ManorCare Health Services after the Distribution because of the Lease Agreements. The information contained herein does not indicate the results of operations or financial condition of ManorCare Health Services that would have been reported for the periods indicated had the Distribution occurred on the first day of the periods discussed. Following the Distribution, ManorCare Health Services' principal sources of revenue will be the management and operation of skilled nursing facilities under the Lease Agreements, assisted living revenues, pharmacy revenues and home health revenues. ManorCare Health Services' operating expenses will consist of operating and payroll expenses relating to the skilled nursing and assisted living facilities, payments pursuant to the Lease Agreements and all of the costs of the pharmacy and home health operations. The payments pursuant to the Lease Agreements essentially replace depreciation and interest expense associated with the ownership of skilled nursing facilities. The terms of the Development Agreement dictate that assisted living facilities which are developed by Manor Care Realty will be purchased by ManorCare Health Services when they achieve 75% occupancy. Therefore, all revenues and expenses associated with the operations of assisted living facilities during

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the period prior to 75% occupancy will be reported in the income statement of
Manor Care Realty. When an assisted living facility is sold to ManorCare Health Services, subsequent operations of that facility will be recorded in ManorCare Health Services' income statement. The terms of the Lease and Development Agreements are not expected to materially impact the conduct of operations in the skilled nursing and assisted living facilities.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. (See "Revenue Recognition" footnote disclosure.) For fiscal years 1997, 1996 and 1995, these revenues amounted to $652.1 million, $549.1 million and $431.0 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant. ManorCare Health Services does not anticipate a material effect on revenues as a result of the Balanced Budget Act of 1997. However, because the regulations pertaining to this Act have neither been proposed nor implemented, this preliminary conclusion is subject to change as a result. If the regulations do have a material effect on ManorCare Health Services, ManorCare Health Services will disclose any such material effect as may be required.

 Six Months ended November 30, 1997 compared to November 30, 1996

  SKILLED NURSING FACILITIES. Skilled nursing revenues increased $44.8 million (8.8%) to $554.3 million for the six months ended November 30, 1997 as compared to the same period in the prior year. The increase in revenues is principally attributable to increases in rates (5.1%) and capacity. The growth in bed capacity is attributable to the purchase of one skilled nursing facility (179 beds), openings of three newly constructed facilities (387 beds) and additions or renovations at existing facilities (274 beds). The increase in rates includes the incremental impact of settlements with government agencies related to prior period cost reports of $3.9 million for the six months ended November 30, 1997 as compared to the same period in the prior year.

  Operating expenses increased $31.3 million (8.1%) to $416.2 million for the six months ended November 30, 1997 as compared to the same period in the prior year. The increase in operating expenses is attributable to additional capacity and increased staffing necessitated by higher patient acuity and more complex product and service offerings. As a result, the operating profit associated with the operation of the skilled nursing facilities for the six months ended November 30, 1997 increased to $138.2 million from $124.6 million in the previous period. Operating margin as a percentage of sales increased from 24.5% to 24.9%.

  PHARMACY. Pharmacy revenues for the six month period ended November 30, 1997, increased over the comparable period of fiscal year 1997 by $158.8 million or 192.0%, primarily due to the inclusion of TeamCare revenues. TeamCare was acquired in February, 1997. Excluding TeamCare revenues, net revenues for the six months ended November 30, 1997 increased $18.8 million or 22.7% over the same period last year. This increase results from revenues contributed by the acquisition of Medisco effective July 31, 1996, an increase in beds served obtained through marketing and sales efforts and an increase in revenues per bed.

  Pharmacy operating expenses increased $142.6 million or 210.0% for the six month period ended November 30, 1997 over the comparable period last year. Included in operating expenses for the six months ended November 30, 1997 is an unusual item representing a non-recurring charge of $3.1 million relating to costs associated with the August 1997 resignation of Vitalink's Chief Executive Officer and the consolidation of all corporate functions in Naperville, Illinois. Excluding the unusual item, operating expenses increased $139.5 million to $210.5 million or 85.9% of net revenues in the six months ended November 30, 1997 compared to $69.7 million or 85.7% of net revenues in the same prior year period. The increase is primarily attributable to the inclusion of TeamCare results effective February 1, 1997. The increase in operating costs as a percentage of net revenue is mainly attributable to TeamCare's higher payroll costs as a percentage of revenues, TeamCare's higher selling, general and administration costs and the amortization of goodwill and pharmacy contracts arising from the TeamCare merger ($3.6 million). Operating margin decreases also resulted from a variety of pricing related factors, including certain third party reimbursement reductions and changes in customer base.

  ASSISTED LIVING BUSINESS. Assisted living revenues increased by $8.5 million or 24.0% for the six month period ended November 30, 1997 from $35.3 million for the same period last year due to capacity ($4.0 million) and rate ($4.5 million) increases.

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  Operating expenses increased by $6.6 million or 23.7% for the six month period ended November 30, 1997 compared to the six month period ended November 30, 1996, as a result of increases in capacity and inflation.

  HOME HEALTH. Home health revenues decreased $14.7 million for the six months ended November 30, 1997 over the prior year period, primarily due to adjustments to Medicare receivables in connection with recent Medicare reimbursement decisions related to the allowability of community liaison costs and required documentation to support allowable costs. Revenues recorded under the Medicare program are subject to adjustment upon audit by government intermediaries. As a result of these decisions, In Home Health increased recorded reserves for other unresolved cost disputes by approximately $15.5 million.

  Operating expenses increased $1.2 million or 1.9% for the six month period ended November 30, 1997 as compared to the same prior year period. The increase in operating expenses is primarily due to a restructuring charge of $2.0 million related to lease costs and related equipment write-offs associated with vacated office sites and to severance agreements with involuntarily terminated employees. This charge was a result of a plan to restructure In Home Health's field operations and reduce its cost structure.

  OTHER RESULTS OF OPERATIONS. Depreciation and amortization increased $10.9 million for the six month period ended November 30, 1997, due to increases in property and equipment resulting from additions and renovations to existing facilities as well as new construction during the past twelve months.

  General corporate and other expense for the six month period ended November 30, 1997, decreased $3.7 million when compared to the same period last year. This decrease was partially due to a reduction in employees related to the discontinued lodging operations and reengineering efforts in both organizational and financial systems. Additionally, a gain of $2.1 million from the sale of a corporate office building is included in general corporate and other expense for the six month period ended November 30, 1997. For the six month period ended November 30, 1996, a gain of $7.3 million from the sale of four nursing centers and charitable contributions expense of $5.0 million are included in general corporate and other expense. General corporate and other expense represented 3.2% of revenues during the six month period ended November 30, 1997, compared to 4.6% for the same period last year. General corporate and other expense includes risk management, information systems, treasury, accounting, legal, human resources and other administrative support functions.

  Interest income from advances to discontinued lodging operations decreased by $5.2 million for the six months ended November 30, 1997 compared to the same period last year. This reduction was attributable to the prepayment of $110.0 million of indebtedness in the fourth quarter of fiscal year 1997 and the prepayment of the remaining $115.7 million in the second quarter of fiscal year 1998.

  Interest expense increased $2.9 million for the six month period ended November 30, 1997 over the same prior year period. The increase in interest expense resulted primarily from an increase in the average outstanding balance of the $250 million competitive advance and multi-currency revolving credit facility (the "Existing Credit Facility") as well as increases in borrowings under Vitalink's $200 million revolving credit facility used to consummate the TeamCare merger. Interest capitalized in conjunction with construction programs amounted to $2.4 million for the six months ended November 30, 1997 and $2.6 million for the six months ended November 30, 1996.

  Income from continuing operations before income taxes for the six month period ended November 30, 1997, was $81.3 million. This compares to income from continuing operations before income taxes in the same period last year of $73.7 million.

  On November 1, 1996, Manor Care completed the spin-off of its lodging segment by contributing its net investment in discontinued lodging operations totaling $165.7 million to Choice Hotels International, Inc. Manor Care shareholders of record on October 10, 1996, received one share of Choice Hotels International, Inc. common stock for each outstanding share of Manor Care common stock. Accordingly, lodging results are reported as discontinued operations for all periods presented. Because the spin-off was completed two months into the second quarter, results for the six month period ended November 30, 1996 include less than six months of income and earnings per share from the discontinued lodging segment.

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

  On November 20, 1997, a consensus was reached by the Emerging Issues Task Force regarding reengineering costs (Issue 97-13) providing that all reengineering costs be expensed as incurred based on the fair value of the services rendered. As a result, in November 1997, Manor Care expensed $3.2 million of reengineering costs (net of taxes) as the effect of a cumulative change in accounting principle.

 Comparison of Fiscal Year Results

  SKILLED NURSING FACILITIES. Skilled nursing revenues increased from $985.2 million to $1.1 billion ($71.0 million or 7%) in fiscal 1997 compared to the prior year. The increase in revenues is attributable to an increase in average daily rates of approximately 6.0% ($61 million) and an increase in bed capacity of approximately 5.7%. The increase in average rates includes the incremental impact of settlements with government agencies related to prior period cost reports of $4 million. The growth in bed capacity is attributable to the purchase of two nursing facilities (279 beds), openings of newly constructed facilities (398 beds) and additional bed development at existing centers (467 beds), and is net of the sale of four facilities (498 beds) in the second quarter of 1997.

  Skilled nursing revenues increased from $893.5 million to $985.2 million in fiscal year 1996 ($91.7 million or 10.3%). The increase in revenues is attributable to an increase in average daily rates of approximately 6% ($59 million) and an increase in bed capacity of approximately 3.3%. The increase in rates includes the incremental impact of settlements with government agencies related to prior period cost reports of approximately $7 million. The growth in bed capacity is attributable to the purchase of four nursing facilities (569 beds), openings of newly constructed facilities (360 beds) and additional bed development at existing centers (35 beds).

  Skilled nursing operating expenses increased from $735.7 million in 1996 to $789.1 million in 1997 ($53.4 million or 7%). Additional capacity accounts for $20.5 million of this increase. The remainder of the increase is caused by additional staffing necessitated by higher patient acuity and more complex product and service offerings. Gross margin as a percentage of sales was flat at 25.3% in fiscal years 1997 and 1996.

  Operating expenses increased from $671.0 million in 1995 to $735.7 million in 1996 ($64.7 million or 9.6%). The increase in operating expenses was attributable to additional capacity ($8.3 million), as well as to additional staffing necessitated by higher patient acuity and more complex product and service offerings. Gross margin as a percentage of sales increased slightly from 24.9% to 25.3% from fiscal year 1995 to 1996.

  PHARMACY. Pharmacy revenues increased 94% for fiscal year 1997 or $132.6 million primarily as a result of the TeamCare Merger ($94.6 million), Vitalink's acquisition of a pharmacy ($12.4 million), and capacity and rate changes at existing pharmacies ($25.6 million). Pharmacy revenues increased $28.6 million or 26% in fiscal 1996 due to capacity increases ($17.4 million) and Vitalink's acquisition of a pharmacy and infusion business ($5.1 million).

  Operating expenses increased $52.8 million to $100.5 million or 36.8% of net revenues in fiscal 1997 compared to $47.7 million or 33.9% of net revenues in fiscal 1996. The increase was principally attributable to the inclusion of TeamCare results effective February 1, 1997. The increase in operating costs as a percentage of revenues is attributable to a variety of factors, including TeamCare's higher payroll cost as a percentage of net revenues (25.3% for TeamCare v. 20.9% for Vitalink), TeamCare's higher selling, general and administration costs (10.7% v. 8.4%) and the amortization of goodwill and pharmacy contracts arising from the TeamCare merger ($3 million).

  Operating expenses (excluding cost of goods sold) increased $10.4 million to $47.7 million or 33.9% of net revenues in fiscal 1996 compared to $37.3 million or 33.2% of net revenues in fiscal 1995. Both payroll and selling, general and administrative expenses increased to support the growth in beds serviced. Payroll as a percentage of net revenues increased to 20.7% from 19.7% primarily resulting from investments in staff for information systems and selling efforts. The increase in depreciation and amortization is the result of the amortization of pharmacy contracts, goodwill and noncompete agreements obtained in connection with acquired businesses as well as depreciation of capital expenditures from existing pharmacies.

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

  Gross profit for fiscal year 1997 was $133.6 million, an increase of $64.6 million or 90.9% over fiscal year 1996. The increase was largely attributable to the TeamCare merger. The gross profit margin declined to 48.9% from 49.7% principally due to the addition of relatively less profitable new accounts and reimbursement reductions from certain state Medicaid programs.

  Gross profit for fiscal year 1996 was $70.0 million, an increase of $14.0 million or 25.0% over fiscal year 1995. The gross profit margin decreased slightly to 49.7% in fiscal year 1996 compared to 49.9% in fiscal year 1995.

  ASSISTED LIVING. Assisted living revenues increased for fiscal year 1997 by 52.5% or $25.3 million due to increases in rates at existing facilities ($1.9 million), capacity increases ($20.2 million) and occupancy increases ($3.2 million). Assisted living revenues increased $34.3 million or 250% in 1996 due to capacity growth and rate increases. Manor Care acquired six assisted living facilities and opened five Arden Courts in fiscal year 1996.

  Operating expenses increased $19.1 million to $59.1 million or 80.6% of net revenues in fiscal year 1997 compared to $40.1 million or 83.2% of net revenues in fiscal year 1996 as a result of increases in capacity and inflation.

  Operating expenses increased $30.2 million to $40.1 million or 83.2% of net revenues in fiscal year 1996 compared to $9.9 million or 71.4% of net revenues in fiscal year 1995 as a result of increases in capacity and inflation. The increase in operating expenses as a percentage of revenue was due to a significant level of new assisted living development.

  HOME HEALTH. Home health revenues increased 67.7% or $50.2 million for the fiscal year 1997, reflecting a full year of home health operations. Manor Care entered into the home health business with the acquisition of In Home Health in October 1995. Home health revenues of $74.2 million for fiscal year 1996 represent revenues contributed by In Home from its acquisition in October 1995 through May 1996.

  Operating expenses increased $50.6 million to $124.5 million or 100.1% of net revenues in fiscal year 1997 compared to $73.9 million or 99.6% of net revenues in fiscal year 1996. The increase from 1996 to 1997 represents the impact of a full year of expenses in fiscal year 1997 versus eight months of expenses for the fiscal year 1996.

  There were no home health revenues or operating expenses in fiscal year 1995, as Manor Care did not enter the home health business until fiscal year 1996.

  The majority of In Home Health's revenues is derived from services provided to Medicare beneficiaries. Currently, Medicare reimburses participating Medicare certified home health agencies for the reasonable costs incurred to provide covered visits to eligible beneficiaries, subject to certain cost limits. Due to certain limitations on the nature and the amount of the costs that are reimbursable, In Home Health incurs a loss on the Medicare business. During 1997, several cost reimbursement issues that were in dispute for several years resolved through decisions by the PRRB and the U.S. District Court. As a result of these decisions and other communications from HCFA, it became clear that some costs incurred by In Home Health would not be reimbursed by Medicare. Although In Home Health has restructured its operations and eliminated a portion of these nonreimbursable costs, In Home Health will continue to incur some costs that are not reimbursed by Medicare, as it believes they constitute a necessary function to the conduct of its business.

  The Balanced Budget Act of 1997 requires HCFA to implement a prospective payment system for home health agencies by October 1, 1999, with up to a four-year phase-in period. Prospective rates determined by HHS would reflect a 15% reduction to the cost limits and per patient limits as of September 30, 1999. In the event the implementation deadline is not met, the reduction will be applied to the reimbursement system then in place. The impact of such a change, if implemented, on In Home Health's results of operations cannot be predicted with any certainty at this time and would depend, to a large extent, on the reimbursement rates for home nursing established on an interim basis and under the prospective payment system. There can be no assurances that such reimbursement rates, if enacted, would cover the costs incurred by In Home Health to provide home nursing

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services. Until the prospective payment system takes effect on October 1,
1999, the Budget Act sets up an interim payment system (the "IPS") that provides for lowering of reimbursement limits for home health visits. Cost limit increases for fiscal 1995 and 1996 have been eliminated. In addition, for cost reporting periods beginning on October 1, 1997, home health agencies' cost limits will be determined at the lesser of (i) their actual costs (ii) cost limits based on 105% of median costs of free-standing home health agencies or (iii) an agency-specific per-patient cost cap, based on 98% of 1994 costs adjusted for inflation. In Home Health is unable to determine the effect of the IPS until HCFA finalizes related regulatory guidance on the implementation of the IPS. The new cost limits will apply to In Home Health for the cost reporting period beginning October 1, 1997. A reduction in these cost limits could have a significant effect on In Home Health's results of operations; however, the effect of such reductions cannot be predicted with any level of certainty

  OTHER RESULTS OF OPERATIONS. General corporate and other expenses represented 4.5% of revenue in fiscal year 1997 and 5.8% of revenue in fiscal year 1996. General corporate and other expenses includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for Manor Care and its various subsidiaries. The reduction of general corporate and other expenses is partially due to a reduction in employees related to the discontinued lodging segment and reengineering efforts in both organizational and financial systems. Additionally, general corporate and other expenses for fiscal year 1997 included a gain of $7.3 million from the sale of four nursing centers and charitable contributions expense of $5.0 million.

  Interest expense increased 38% and 33% in fiscal years 1997 and 1996, respectively. The interest expense increase of 38% for fiscal year 1997 was primarily a result of the assumption of $106.4 million of TeamCare debt in February 1997 as well as additional borrowings in connection with newly developed facilities and acquisitions, as discussed above. The interest expense increase of 33% in fiscal year 1996 was primarily attributable to additional borrowings in connection with facility development and acquisitions.

  Minority interest expense increased $2.3 million during fiscal year 1997 to $4.0 million. The increase results primarily from Vitalink's merger with TeamCare.

  Manor Care recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long lived assets and costs associated with the Manor Care's restructuring of its healthcare business. The most significant components of the provisions were non-cash asset impairment charges of $21.2 million relating to writedowns of property, equipment and capitalized system development costs.

LIQUIDITY AND CAPITAL RESOURCES

  Manor Care maintains adequate capital resources, including strong operating cash flows and committed lines of credit, to support ongoing operations and to fulfill capital requirements in the foreseeable future.

  On November 1, 1996, Manor Care separated its lodging business from its healthcare business via a tax-free spin-off of the lodging division. In conjunction with this spin-off, Manor Care received a three-year, $225.7 million 9% note from its lodging segment. In April 1997, Manor Care received a prepayment of $110.0 million on the advances to the discontinued lodging segment. In October 1997, Manor Care received prepayment of the remaining $115.7 million. All proceeds were used to repay borrowings under the Existing Credit Facility.

  In September 1996, Manor Care amended its Existing Credit Facility to provide for the spin-off of the lodging division. The Existing Credit Facility expires in September 2001. At November 30, 1997, bank lines totaled $275.0 million, of which $38.1 million remained unused. ManorCare Health Services intends to establish a new revolving credit facility in conjunction with the Distribution.

  In June 1996, Manor Care completed a public offering of unsecured Senior Notes in the amount of $150.0 million, the proceeds of which were used to repay borrowings under the Existing Credit Facility. The notes are due in June 2006 and carry a 7 1/2% interest rate. In connection with the Distribution, ManorCare Health Services plans to offer to exchange $1,000 principal amount of its 7 1/2% Senior Notes due 2006 for each $1,000 principal

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amount of the 7 1/2% Senior Notes due 2006 of Manor Care properly tendered.
See "DESCRIPTION OF THE TRANSACTIONS--The Exchange Offer and Solicitation."

  Manor Care's working capital ratio was 1.5 at May 31, 1997 and 1.0 at May 31, 1996.

ACQUISITIONS, OPENINGS, DIVESTITURES AND SALES OF PROPERTY

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares and stock options of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $100 million of additional GranCare indebtedness. The net $1.8 million of untendered GranCare 9 3/8% senior subordinated notes are due September 15, 2005. The notes require semi-annual interest payments. A premium of $600,000 has been recorded to reflect the fair market value of the notes at the date of the TeamCare merger. Also assumed in the TeamCare merger were various notes payable totaling $5.2 million issued in connection with the previously acquired pharmacy businesses. The weighted average interest rate on the notes is 7.03% and their annual maturities over the next five fiscal years are as follows: $1.8 million, $1.9 million, $0.9 million, $0.2 million and $0.2 million. On May 21, 1997, Manor Care successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, Manor Care's interest in Vitalink was increased to approximately 51%. The net pretax gain resulting from these transactions in Vitalink stock was $50.3 million. Manor Care also purchased two nursing centers for $17.8 million and Vitalink purchased a pharmacy for $5.3 million. During fiscal 1996, investment in property and equipment utilized in continuing operations and systems development amounted to $136.3 million. Additionally, during fiscal 1996, $51.4 million was spent to acquire four additional nursing centers and six assisted living facilities with five attached skilled nursing units. Vitalink also purchased two pharmacies for $6.3 million. In October 1995, Manor Care purchased approximately 41% of In Home Health, Inc.'s common stock for $22.9 million and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6 million shares of common stock. The In Home Health redeemable preferred stock may be redeemed in cash at the option of Manor Care on and after October 24, 2000. The In Home Health redeemable preferred stock ranks senior to the In Home Health common stock, has voting rights on an as-if converted basis, and is initially convertible into 10 million shares of In Home Health common stock at a conversion price of $2.00 per share. The In Home Health redeemable preferred stock bears dividends at 12% per annum and has a liquidation preference of $100.00 per share. The In Home Health redeemable preferred stock will accrete over five years from its fair value of $18,500,000 on the date of issuance to its redemption price of $20 million as of the redemption date. The In Home Health warrants purchased by ManorCare Health Services have an exercise price of $3.75 per share and expire in October 1998.

  During the first six months of fiscal years 1998 and 1997, investment in property and equipment and systems development amounted to $110.7 million and $83.7 million. During fiscal 1997, investment in property and equipment utilized in continuing operations and systems development amounted to $183.5 million.

  During the first six months of fiscal year 1998, Manor Care opened one newly constructed skilled nursing facility located in California and sold a corporate office building located in Maryland. Additionally, Manor Care purchased certain assets of a pharmacy business for $5.6 million and acquired another pharmacy business in Oklahoma City, Oklahoma for $0.1 million plus 351,318 shares of Vitalink Common Stock.

  During the first six months of fiscal 1997, Manor Care transferred an assisted living facility to the discontinued lodging operations with an approximate net book value of $4.9 million. In addition, Manor Care acquired a nursing center in California for $4.4 million and sold four nursing centers in Indiana, Iowa, Illinois and Texas for $17.3 million. Manor Care also opened three newly constructed skilled nursing facilities.

  In connection with the Distribution, ManorCare Health Services will receive cash of approximately $250 million and the Real Estate Note in an aggregate principal amount of up to $250.0 million. ManorCare Health Services has agreed not to transfer the Real Estate Note on or prior to the six month anniversary of the date of

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

issuance thereof. In addition, on or after the third anniversary of the issuance of the Real Estate Note, ManorCare Health Services may request that Manor Care Real Estate redeem the Real Estate Note. Manor Care Real Estate may not have adequate funds to effect such redemption and in such case may seek to obtain funds therefor through additional debt or equity financing. There can be no assurance that Manor Care Real Estate would be able to obtain such financing. In addition, the terms of Manor Care Real Estate's outstanding indebtedness may prohibit such redemption. In the event that ManorCare Health Services requests that Manor Care Real Estate redeem the Real Estate Note and Manor Care Real Estate does not redeem the Real Estate Note, the interest rate on the Real Estate Note will increase by 200 basis points; provided that such interest rate will not be so increased unless, as of the time such request for redemption is made, the aggregate amount of rent paid by ManorCare Health Services under the Lease Agreements with respect to all properties subject to such Lease Agreements shall be equal to or exceed the aggregate Priority Sum for all such properties on a cumulative basis from the Effective Date through the third anniversary thereof (such aggregate amount of rent being herein referred to as the "Threshold Rent"). Solely for purposes of calculating the Threshold Rent, (i) the aggregate Priority Sum for the fiscal year ended May 31, 1999 shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $5 million and (ii) the aggregate Priority Sum for the fiscal year ended May 31, 2000 and thereafter shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $10 million. Manor Care Realty's high degree of leverage could adversely affect Manor Care Real Estate's ability to pay principal and interest on or to redeem the Real Estate Note and may adversely effect the ability of ManorCare Health Services to sell the Real Estate Note. The failure of Manor Care Real Estate to pay principal and interest on the Real Estate Note in a timely manner or the inability of ManorCare Health Services to sell the Real Estate Note to a third party for its principal amount could have a material adverse effect on ManorCare Health Services and could require ManorCare Health Services to seek alternate sources of liquidity for its operations. There can be no assurances that such alternate sources of liquidity will be available. For a description of the Real Estate Note, see "Relationship Between Manor Care Realty and ManorCare Health Services After The Distribution--The Real Estate Note."

  ManorCare Health Services believes that cash flows from operations, together with the proceeds from the Capital Contribution and available borrowings under the Existing Credit Facility, will provide it with sufficient resources to meet its working capital needs, to finance projected capital expenditures and to meet its liquidity requirements through fiscal year 2001.

  ManorCare Health Services' five year strategic plan includes the acquisitions of 170 Arden Courts and 38 Springhouse facilities from Manor Care Realty pursuant to the Development Agreement. The aggregate capital required to complete these acquisitions over the 5 year period is estimated at $1.7 billion. Principal capital sources planned to fund the acquisitions include $500 million of cash and notes received in connection with the Distribution and cash provided from operations. ManorCare Health Services' plans call for the acquisition of 9 Arden Courts and 4 Springhouse facilities during fiscal year 1999. Total expenditures for these acquisitions are projected to be approximately $90 million in fiscal year 1999. Additionally, ManorCare Health Services expects to incur minor expenditures for routine renovation and maintenance of existing properties.

SHAREHOLDERS' EQUITY

  Shareholders' equity decreased to $690.4 million at May 31, 1997 from $707.8 million at May 31, 1996. This decrease was primarily due to the $164.2 million dividend of the discontinued lodging segment and $6.1 million of cash dividends paid, offset by net income of $136.9 million and stock options exercised of $12.3 million.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

  Certain statements included in this Information Statement including the words "plans," "anticipates," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which

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speak only as of the date hereof. ManorCare Health Services undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is substantially similar to the standard recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." ManorCare Health Services plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption to be significant.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. ManorCare Health Services plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. ManorCare Health Services plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

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                        DESCRIPTION OF THE TRANSACTIONS

THE DISTRIBUTION

  Pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will convey or cause to be conveyed to ManorCare Health Services all of the right, title and interest of Manor Care and its subsidiaries in:
(i) all of the business and assets of the Assisted Living Business; (ii) the shares of Common Stock of Vitalink owned by Manor Care; (iii) the shares of Common and Preferred Stock of In Home Health owned by Manor Care; (iv) the shares of common stock of The Tidewater Healthcare Shared Services Group, Inc. ("Tidewater"); (v) the partnership interests (the "Joint Venture Interests") owned by Manor Care in the partnerships owning the Sycamore Glen, Centerville and Fitzgerald Mercy skilled nursing facilities; and (vi) certain of the contracts entered into in connection with the November 1, 1996 spin-off of Choice Hotels International, Inc. (the "Choice Spinoff") (the "Contribution of Assets").

  Pursuant to the Distribution Agreement, ManorCare Health Services will assume, and indemnify and hold Manor Care Realty harmless against certain liabilities (the "Assumed Liabilities"), including: (i) liabilities arising after the Effective Date relating to (x) the ownership, operation and management of the assisted living facilities and the five skilled nursing facilities to be owned by ManorCare Health Services and (y) the operation and management of the Skilled Nursing Facilities; (ii) liabilities arising out of the ownership of the stock of Vitalink, In Home Health, Tidewater and the Joint Venture Interests, whether arising before or after the Effective Date;
(iii) liabilities arising out of information contained in or omitted from the Registration Statement on Form 10 (the "Form 10") filed by ManorCare Health Services with the Commission in connection with the Distribution; (iv) liabilities set forth or referenced in the ManorCare Health Services financial statements or the notes thereto contained in the Form 10; (v) liabilities arising out of information contained in or omitted from the information contained in the Registration Statement on Form S-4 filed by ManorCare Health Services in connection with the Exchange Offer; (vi) liabilities under indemnification agreements in effect as of the Effective Date between Manor Care and certain employees and directors with respect to services rendered by such employee or director to ManorCare Health Services or the Assisted Living Business or in connection with Vitalink or In Home Health; (vii) third-party claims relating to the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are not covered by insurance or self-insurance of Manor Care in effect immediately prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement); (viii) environmental liabilities arising out of or in connection with the Assisted Living Facilities; (ix) environmental liabilities to the extent such liabilities arose by reason of ManorCare Health Services' negligent operation or management of an assisted living facility or Skilled Nursing facility; (x) after ManorCare Health Services acquires an assisted living facility pursuant to the terms of the Development Agreement, environmental liabilities arising out of or in connection with such acquired assisted living facility; (xi) liabilities arising out of or in connection with the handling of biomedical waste at the Assisted Living Facilities or the Skilled Nursing Facilities;
(xii) all accounts payable relating exclusively to the Skilled Nursing Facilities or the Assisted Living Business; (xiii) the $30 million aggregate principal amount of indebtedness incurred under the Existing Revolving Credit Facility in connection with the acquisition of additional equity securities of Vitalink (the "Vitalink Borrowings"); (xiv) certain obligations of Manor Care arising out of the contracts entered into in connection with the Choice Spin-off; and (xv) any "Covered Claims" under the Distribution Agreement entered into between Manor Care, Inc. and Choice Hotels Holdings, Inc., dated November 1, 1996.

  After giving pro forma effect to the Distribution and related transactions as if they occurred on November 30, 1997, (and assuming the holders of 100% of the Old Senior Notes accept the Exchange Offer), ManorCare Health Services would have assumed approximately (i) $195.1 million of Manor Care Realty's indebtedness, (ii) liabilities relating to benefits and workers' compensation of approximately $56.0 million, (iii) current liabilities of the skilled nursing facilities of approximately $46.6 million, and (iv) deferred tax liabilities of approximately $40.7 million. In addition, ManorCare Health Services will assume certain contingent liabilities of Manor Care pursuant to the terms of the Distribution Agreement. However, the assumption of such liabilities will not release Manor Care Realty therefrom if ManorCare Health Services should fail, for any reason, to perform its obligations pursuant to such assumed liabilities.

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

  Pursuant to the Distribution Agreement, Manor Care Realty will retain, and indemnify and hold ManorCare Health Services harmless against, certain liabilities (the "Retained Liabilities"), including: (i) any liabilities of Manor Care for money borrowed (other than the Vitalink Borrowings); (ii) third-party claims arising out of the operation and management of the assisted living facilities prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date (in each case, only to the extent such claims are covered by insurance or self-insurance of Manor Care in effect immediately prior to the Effective Date and the operation and management of the Skilled Nursing Facilities prior to the Effective Date and are of the type set forth on a schedule to the Distribution Agreement);
(iii) (x) certain pending environmental claims, including the Actions, as specified in a schedule to the Distribution Agreement; (y) any and all currently unknown but potential environmental and other claims arising out of the activities of Cenco Incorporated, and its subsidiary and affiliated companies, and any and all of Cenco Incorporated's predecessor corporations and affiliates ("Cenco"), including new claims arising out of the sites identified in a schedule to the Distribution Agreement, and (z) all other claims arising out of Cenco's discontinued operations; (iv) all environmental liabilities arising out of the Skilled Nursing Facilities, other than liabilities arising by reason of ManorCare Health Services' negligent operation or management of a Skilled Nursing Facility; (v) prior to the time ManorCare Health Services acquires an assisted living facility pursuant to the terms of the Development Agreement, environmental liabilities arising out of or in connection with such assisted living facility other than any such liabilities arising by reason of ManorCare Health Services' negligent operation or management of any such assisted living facility; (vi) liabilities arising out of information contained in or omitted from the Registration Statement on Form S-3 filed by Manor Care Real Estate Corp.; and (vii) any Tax liabilities (which will be governed by the Tax Sharing Agreement).

  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where Manor Care is alleged to be a potentially responsible party has not yet been quantified. Manor Care believes that the potential environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million.

  The Distribution Agreement provides that all cash and cash balances in depository accounts as of the Distribution Date will be remitted to Manor Care Realty. All petty cash accounts of Manor Care will be allocated on the Distribution Date to ManorCare Health Services. The Distribution Agreement also provides that all other current assets and liabilities (the "Noncash Working Capital") will be conveyed (or in the case of certain government receivables, deemed to have been conveyed) to ManorCare Health Services. Promptly after the Distribution Date, ManorCare Health Services and Manor Care Realty will calculate the amount of the Noncash Working Capital so conveyed (or deemed to have been conveyed) and ManorCare Health Services will pay to Manor Care Realty an amount equal to 50% of the Noncash Working Capital up to $25 million (i.e., in no circumstances will such payment to Manor Care Realty exceed $12.5 million).

  In addition, pursuant to the Distribution Agreement, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution to ManorCare Health Services. See " --The Real Estate Note."

  Manor Care Realty and ManorCare Health Services have agreed in the Distribution Agreement to share on an equal basis all costs and expenses incurred in connection with the Distribution and the related transactions, except that any fees paid in connection with any financings entered into in connection with the Distribution will be paid by the party undertaking such financings.

  Manor Care Realty has agreed to indemnify and hold harmless ManorCare Health Services and ManorCare Health Services has agreed to indemnify and hold harmless Manor Care Realty, against any loss, liability or expense incurred or suffered by the indemnified party arising out of or relating to the failure by the indemnifying party, as the case may be, to perform or otherwise discharge the Retained Liabilities, in the case of Manor Care Realty and the Assumed Liabilities in the case of ManorCare Health Services. The Distribution Agreement provides that the indemnifying party may assume the defense of a claim or suit brought by a third party (unless

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

the claim involves both ManorCare Health Services and Manor Care Realty as defendants and the parties reasonably believe that there is a conflict of interest in which case an independent counsel will be selected). In addition, the Distribution Agreement provides that the indemnifying party may settle or compromise the claim without the prior consent of the indemnified party; provided that the indemnified party may not agree to a settlement unless as a condition to such settlement the indemnified party receives a written release from any and all liability relating to such third party claim and such settlement does not include any relief other than monetary damages.

  To the extent that the Distribution Agreement provides for indemnification by ManorCare Health Services of Manor Care Realty or by Manor Care of ManorCare Health Services and by Manor Care Realty of ManorCare Health Services from liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934, Manor Care has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

  The Distribution is conditioned upon, among other things, (i) the receipt of all necessary regulatory approvals and consents of third parities; (ii) the execution of the agreements relating to the financing necessary to consummate the Distribution and the related transactions and the receipt of the requisite funds pursuant to such financing agreements; (iii) the consummation of the Exchange Offer; (iv) the consummation of the Credit Facilities and the consummation of the Offering; and (v) the receipt by the Board of Directors of Manor Care of the Solvency Opinion.

THE REAL ESTATE NOTE

  In connection with the Distribution and in order to fund ManorCare Health Services' capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. In order to fund the cash portion of the Capital Contribution, Manor Care Real Estate will utilize part of the proceeds from the Offering and borrowings under the Credit Facilities. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Real Estate Note to be issued by Manor Care Real Estate and guaranteed by Manor Care Realty and its subsidiaries on the same terms as such entities guarantee the payment of the Manor Care Real Estate Notes. The Real Estate Note will have the same general terms (including interest rate and maturity, and parent and subsidiary guarantees) as the Notes except that Manor Care Real Estate may redeem the Real Estate Note after three years at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest. In addition, ManorCare Health Services has agreed not to transfer the Real Estate Note on or prior to the sixth month anniversary of the date of issuance thereof. After such date, ManorCare Health Services may transfer the Real Estate Note without restriction subject to Manor Care Real Estate's right to redeem the Real Estate Note. ManorCare Health Services will have certain demand registration rights with respect to all or any portion of the Real Estate Note. Upon receipt of any such demand, Manor Care Real Estate is required to use reasonable efforts to register the portion of the Real Estate Note reflected in the demand of ManorCare Health Services.

  On or after the third anniversary of the issuance of the Real Estate Note, ManorCare Health Services may request that Manor Care Real Estate redeem the Real Estate Note. Manor Care Real Estate may not have adequate funds to effect the redemption of the Real Estate Note and in such case may seek to obtain such funds through additional debt or equity financing. There can be no assurance that Manor Care Real Estate would be able to obtain such funds. Moreover, the anticipated terms of the Credit Facilities will not permit Manor Care Real Estate to refinance the Real Estate Notes with the proceeds of borrowings thereunder. In the event that ManorCare Health Services requests that Manor Care Real Estate redeem the Real Estate Note and Manor Care Real Estate does not redeem the Real Estate Note, the interest rate on the Real Estate Note will increase by 200 basis points; provided that such interest rate will not be so increased unless, as of the time such request for redemption is made, the aggregate amount of rent paid by ManorCare Health Services under the Lease Agreements with respect to all properties subject to such Lease Agreements shall equal or exceed the aggregate Priority Sum for all such properties on a cumulative basis from the Effective Date through the third anniversary thereof (such aggregate amount of rent being herein referred to as the "Threshold Rent"). Solely for purposes of calculating the Threshold Rent, (i) the aggregate Priority Sum for the fiscal year ended May 31, 1999 shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $5 million and (ii) the

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aggregate Priority Sum for the fiscal year ended May 31, 2000 and thereafter shall be deemed to be the aggregate Priority Sum calculated pursuant to the Lease Agreements plus $10 million. Any such increase in the interest rate on the Real Estate Note may have a material adverse effect on Manor Care Realty. Manor Care may determine to reduce the principal amount of the Real Estate Note prior to issuance or to reduce the amount of the cash portion of the Capital Contribution, to the extent Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

  Pursuant to the terms of the Real Estate Note, the holders of a majority of the aggregate principal amount of the Real Estate Note then outstanding shall be entitled, on up to four occasions, to request that Manor Care Real Estate register under the Securities Act the portion of the Real Estate Note subject to such request. Manor Care Real Estate will be obligated to use its best efforts to effect such a registration and to enter into an indenture with respect to such portion of the Real Estate Note, which indenture will contain substantially similar terms to the indenture relating to the Notes and which will be qualified under the Trust Indenture Act of 1939, as amended.

THE CREDIT FACILITIES

  Manor Care, on behalf of Manor Care Real Estate, is negotiating a commitment letter (the "Commitment Letter") with The Chase Manhattan Bank ("Chase") and Chase Securities Inc. ("CSI") relating to an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, (the "Term Facility") and a five-year $300 million revolving credit facility (the "Revolving Facility" and, together with the Term Facility, the "Credit Facilities"). Manor Care anticipates that the Credit Facilities will be secured by substantially all of the assets directly owned by Manor Care Realty and Manor Care Real Estate, by mortgages on certain real property of Manor Care Real Estate, by a pledge of the capital stock of Manor Care Real Estate and Manor Care Realty's other subsidiaries and by an assignment of certain agreements with ManorCare Health Services, including the Lease Agreements and the Development Agreement. In addition, Manor Care anticipates that the Credit Facilities will be fully and unconditionally guaranteed by Manor Care Realty and substantially all of Manor Care Realty's present and future subsidiaries. Manor Care anticipates that the Credit Facilities will be available, subject to the terms and conditions thereof, for general corporate purposes and working capital purposes, including funding development and operating costs and acquisitions. Borrowings under the Credit Facilities will be used together with part of the proceeds from the sale of the Notes to fund the cash portion of the Capital Contribution. The Credit Facilities will be subject to mandatory prepayment in certain circumstances. In the event that the Commitment Letter is executed, Chase will commit to purchase a portion of such facilities and CSI will use its best efforts to arrange the balance of such facilities with other lenders.

THE EXCHANGE OFFER AND SOLICITATION

  Concurrently with the Offering made hereby, ManorCare Health Services plans to offer $1,000 principal amount of its 7 1/2% Senior Notes due June 15, 2006 (the "New MCHS Senior Notes") in exchange for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care properly tendered (the "Old Senior Notes"). Concurrently with the Exchange Offer, Manor Care plans to solicit (the "Solicitation") consents ("Consents") to certain amendments (the "Proposed Amendments") to the indenture governing the Old Senior Notes (the "Old Indenture"). The Proposed Amendments would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. If Consents are received from the holders of at least a majority in principal amount of the Old Senior Notes (the "Requisite Consents"), the Old Indenture will be amended in accordance with the Proposed Amendments. As a result of the Exchange Offer, ManorCare Health Services, not Manor Care Realty, will be the obligor on the New MCHS Senior Notes; and Manor Care Realty, not ManorCare Health Services, will remain the obligor on the Old Senior Notes. Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes (the "Minimum Tender Condition") and consummation of the Distribution. Manor Care may in its reasonable discretion waive any such conditions and accept for exchange any Old Senior Notes properly tendered. Manor Care may determine to reduce the principal amount of the Real Estate Note prior to

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issuance to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer. Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to valid tender, to have given their Consent to the Proposed Amendments. The Proposed Amendments will become operative only upon consummation of the Exchange Offer. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been obtained, the Proposed Amendments will become effective and each non-exchanging holder of the New MCHS Senior Notes will be bound by such amendment even though such holder did not consent to the Proposed Amendments.

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                  RELATIONSHIP BETWEEN MANOR CARE REALTY AND
               MANORCARE HEALTH SERVICES AFTER THE DISTRIBUTION

  The following summarizes certain provisions of the various agreements to be entered into by Manor Care Realty and ManorCare Health Services in connection with the Distribution. The following summaries do not purport to be complete and are qualified in their entirety by reference to the forms of agreement referred to below, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus forms a part. In addition, the terms of such agreements may be amended by the parties thereto in the future. See "Risk Factors" for certain additional information relating to the relationship between Manor Care Realty and ManorCare Health Services after the Distribution.

LEASE AGREEMENTS RELATING TO SKILLED NURSING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into Lease Agreements (each a "Lease Agreement," and collectively the "Lease Agreements"), pursuant to which Manor Care Realty will lease to ManorCare Health Services all the Skilled Nursing Facilities owned by Manor Care, and Manor Care Realty will grant to ManorCare Health Services, the right to operate, pursuant to the Lease Agreements, all of Manor Care Realty's current skilled nursing facilities and, by separate agreement, its future skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to operating a skilled nursing facility together with such other ancillary uses as exist on the Effective Date at such facility. Manor Care Realty and ManorCare Health Services will also enter into Lease Agreements or similar arrangements pursuant to which ManorCare Health Services will also lease and operate two skilled nursing facilities in which Manor Care Realty is a substantial equity investor by joint venture, common ownership or otherwise.

  Under the Lease Agreements, ManorCare Health Services will operate the facilities and will collect all revenues from the facilities. Under the Lease Agreement for each facility, ManorCare Health Services will be obligated to pay Manor Care Realty annual rent ("Premises Rent") equal to the greater of
(i) 77% of Net Operating Profit and (ii) a value of the subject facility agreed upon by ManorCare Health Services and Manor Care Realty (the "Priority Basis") multiplied by 10%; provided that the Premises Rent for a specific Lease Year may be reduced below these two amounts as a result of the deferral mechanism described below. Manor Care Realty and ManorCare Health Services have determined that Premises Rent for the fiscal year ended May 31, 1998 will be paid on an aggregate portfolio basis, not on a facility by facility basis. The Premises Rent on a facility is payable in installments (each "Monthly Premises Rent"), as follows: (i) on the first day of each calendar month of each Lease Year, commencing with the first day of the month following the month in which the commencement date of the Lease Agreement occurs, ManorCare Health Services shall pay to Manor Care Realty an amount equal to one-twelfth of the 10% of Priority Basis (the "Monthly Priority Sum"); and (ii) on or before the fifteenth day of each calendar month of each Lease Year, commencing with the fifteenth day of the month following the month in which the commencement date of the Lease Agreement occurs, if 77% of the Net Operating Profit for the Lease Year to the last day of the immediately preceding calendar month is greater than 10% of the Priority Basis (the "Priority Sum") multiplied by a fraction the numerator of which is the number of days that have passed in the applicable Lease Year and the denominator of which is 365, ManorCare Health Services shall pay to Manor Care Realty an amount equal to such excess; and (iii) on or before the fifteenth day of each calendar month of each Lease Year, commencing with the fifteenth day of the month following the month in which the commencement date of the Lease Agreement occurs, if the Net Operating Profit for the Lease Year to the last day of the immediately preceding calendar month is less than the Priority Sum allocable to the Lease Year to date, Manor Care Realty shall repay to ManorCare Health Services an amount equal to such deficiency. Such deficiency amounts paid by Manor Care Realty to ManorCare Health Services are referred to as "Deferred Premises Rent." The Priority Basis for each skilled nursing facility will be a predetermined dollar value for each facility agreed upon by ManorCare Health Services and Manor Care Realty and will not be subject to increase or decrease based upon any change in the cost of living or inflation. In determining the Priority Basis for each facility, the parties reviewed, among other things, historical and projected cash flows, costs of recent capital improvements, the location of the facility and relevant market conditions. The computation of Net Operating

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Profit includes as a Project Expense an amount equal to 6% of Project Revenues
("Tenant's Base Fee"), which is in effect a base fee out of Project Revenues which ManorCare Health Services is entitled to retain without reduction. Project Revenues generally include all revenues and income derived by ManorCare Health Services from the facilities. Project Expenses generally include all expenses incurred by ManorCare Health Services to comply with its obligations under the Lease Agreements including Tenant's Base Fee; provided however that Project Expenses do not include Premises Rent.

  Deferred Premises Rent may be deferred until such time as Net Operating Profit is available to pay it; provided that as of the first day of each new Lease Year all Deferred Premises Rent for the prior Lease Year which has not become due and payable shall be deemed cancelled and extinguished and shall not thereafter be due and payable. To the extent that Net Operating Profit supports less than all Monthly Premises Rent and Deferred Premises Rent then due, payments made with respect thereto shall be deemed to be made first to Deferred Premises Rent (from longest to shortest outstanding) and then to Monthly Premises Rent. The total amount of fiscal 1997 rent which could have been deferred and ultimately canceled is approximately $10.3 million relating to 23 facilities. Approximately $6.6 million of this amount relates to 12 recently acquired, renovated or developed facilities which are anticipated to pay rent at least equal to Priority Sum within the next two fiscal years.

  Each facility will be operated pursuant to an Operating Budget (as defined in the Lease Agreements). The Operating Budget for the period ending May 31, 1998 will be attached to each of the Lease Agreements as an exhibit. The Operating Budget for each facility for the period from June 1, 1998 through May 31, 1999 will be agreed upon by Manor Care Realty and ManorCare Health Services. Thereafter, each Operating Budget will not be subject to Manor Care Realty's approval unless (i) the Net Operating Profit for the Lease Year (as defined in the Lease Agreements) immediately prior to the Lease Year with respect to which the Operating Budget in question is being prepared was less than the greater of (a) the Priority Sum and (b) 90% of budgeted Net
 Operating Profit for such Lease Year or (ii) budgeted Net Operating Profit for the current Lease Year is less than the greater of (a) the Priority Sum for the current Lease Year and (b) 90% of budgeted Net Operating Profit for the prior Lease Year. ManorCare Health Services will have the right to use 2.75% of aggregate Project Revenues (aggregated across all facilities under all Lease Agreements) for maintenance capital expenditures at the facilities. Manor Care Realty shall reimburse ManorCare Health Services for all such maintenance capital expenditures. In addition, each year, ManorCare Health Services must prepare and submit to Manor Care Realty for approval a budget setting forth ManorCare Health Services' estimate of the cost of performing proposed revenue generating alterations, additions and improvements of the facilities (i.e., major capital expenditures). Manor Care Realty may withhold its approval in its absolute discretion. Manor Care Realty shall reimburse ManorCare Health Services for all approved expenditures. If Manor Care Realty withholds its approval and ManorCare Health Services believes that the proposed revenue generating items are reasonably necessary to the maintenance of the facility as a competitive, efficient and economical operation, ManorCare Health Services may elect to terminate the subject Lease Agreement effective as of the first anniversary of the date of ManorCare Health Services' election. If Manor Care Realty disputes ManorCare Health Services' belief, the dispute shall be resolved by arbitration. In the event the arbitrator decides in favor of Manor Care Realty, ManorCare Health Services' notice of termination will be deemed void ab initio.

  The Lease Agreements provide that ManorCare Health Services, on behalf of the underlying property, will have the right to enter into service agreements with its affiliates, provided, among other conditions, that such services are competitively priced. In addition, Manor Care Realty will have the right to mortgage its interest in each facility to the extent of 90% of the fair market value thereof as of the date the Indebtedness is incurred. The Lease Agreements provide that Manor Care Realty may incur indebtedness in the amount of at least $100 million which may be secured by a blanket mortgage covering any number of facilities; provided, however, that in no event shall the aggregate indebtedness secured by mortgages covering facilities (other than facilities located in Pennsylvania) exceed an amount equal to 85% of the fair market value of the facilities covered by such mortgages as of the date the indebtedness is incurred; and provided, further, that in no event shall the aggregate indebtedness secured by such mortgages (including mortgages covering facilities located in Pennsylvania) exceed an amount equal to 90% of the fair market value of all of the facilities whether or not covered by mortgages as of the date the indebtedness is incurred. The foregoing limitations will not apply to any indebtedness to the extent secured by properties held directly by Manor Care Real Estate Corp. in Pennsylvania mortgaged to secure the Credit Facilities on the Effective Date. Any such mortgage will be superior to the Lease Agreements; provided that the holder of any such mortgage will deliver to ManorCare Health Services a non-disturbance agreement. Each Lease Agreement will have an initial term of five years with up to thirty-four one year renewals at the option of ManorCare Health Services; provided that in certain states total lease terms will not exceed the maximum term permitted by statute such that such Lease Agreement will not be deemed a change of ownership for real estate transfer tax purposes.

  Manor Care Realty will have the right to terminate a Lease Agreement in the event that (i) either (a) actual Net Operating Profit is less than 90% of budgeted Net Operating Profit for two consecutive twelve month Lease Years or
(b) actual Net Operating Profit fails to exceed the Priority Sum for two consecutive twelve month Lease Years, subject to ManorCare Health Services' right to cure with respect to one year only by making a cash payment to Manor Care Realty of such deficiency plus 5% of 90% budgeted Net Operating Profit or 5% of the Priority Sum, as applicable, exceeds actual Net Operating Profit,
(ii) the facility is decertified as a skilled nursing facility, is disqualified from participation in Medicare or Medicaid or ManorCare Health Services loses its license to operate the subject facility as a skilled nursing facility or (iii) any one of certain additional defaults occurs, such as monetary default, breach of covenant and bankruptcy defaults. All termination rights will be subject to "right to cure" provisions, except that ManorCare Health Services will have no right to cure if the subject facility is disqualified from Medicare or Medicaid or decertified or if ManorCare Health Services loses its license to operate a skilled nursing facility. Finally, ManorCare Health Services will have the right to terminate a Lease Agreement in the event a facility is damaged and either (i) the insurance proceeds are insufficient to cover the restoration costs or (ii) the restoration could not reasonably be completed within 12 months following the damage. A Lease Agreement will automatically terminate upon the condemnation of so much of a facility that, in ManorCare Health Services' reasonable judgment, the conduct of its business would be substantially prevented or impaired.

  In the event that Manor Care Realty terminates a Lease Agreement based upon actual Net Operating Profit being less than 90% of budgeted Net Operating Profit for two consecutive Lease Years, Manor Care Realty will be obligated to pay to ManorCare Health Services a termination fee, which fee will be based on the performance of the subject facility, in accordance with the formula therefor set forth in the Lease Agreements. Unless ManorCare Health Services consents to the sale, Manor Care Realty will also be obligated to pay to ManorCare Health Services a termination fee upon the sale of a facility. The termination fee is formula-based and intended to approximate ManorCare Health Services' future income from the operation of that facility.

  ManorCare Health Services is prohibited from assigning a Lease Agreement or subletting any facility without Manor Care Realty's approval, which it may withhold in its sole discretion, except that Manor Care Realty's consent is not required for assignments or sublettings (i) in connection with ManorCare Health Services' sale of its business operations as a going concern or with its merger or consolidation into or with another company, (ii) to an affiliate succeeding to ManorCare Health Services' business operations, or (iii) to an affiliate succeeding to the skilled nursing facility business operations of ManorCare Health Services.

  The Lease Agreements provide that ManorCare Health Services is obligated to comply with all applicable laws and must obtain and keep in full force and effect all licenses and permits necessary to operate the facilities. Pursuant to the Lease Agreements, with respect to ManorCare Health Services' use, occupancy and operation of operation of the skilled nursing facilities, Manor Care Realty will not be liable, and ManorCare Health Services will, whether or not available insurance proceeds are sufficient therefor, indemnify, defend and hold Manor Care Realty harmless from and against any and all loss, cost, expense, liability and claims of liability for damage or injury to person or property on or about the facilities, or otherwise, arising from ManorCare Health Services' negligence or willful misconduct. Other than such indemnification obligation, ManorCare Health Services will not have any liability, personal or otherwise, in connection with any of its obligations under the Lease

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

Agreements except to the extent of (i) Project Revenues, (ii) proceeds of insurance and awards for condemnation applicable to the skilled nursing facilities and actually received by ManorCare Health Services and (iii) ManorCare Health Services' interest, if any, in the improvements on the skilled nursing facilities and leasehold estate created under the Lease Agreements.

  The payments from ManorCare Health Services to Manor Care Realty under the Lease Agreements will not have any effect on the revenues of ManorCare Health Services. The lease payments will be reflected as operating expenses of ManorCare Health Services and revenues of Manor Care Realty.

DEVELOPMENT AGREEMENT RELATING TO ASSISTED LIVING FACILITIES

  Manor Care Realty and ManorCare Health Services will enter into a Master Development Agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for ManorCare Health Services. Neither Manor Care Realty nor ManorCare Health Services is obligated to proceed with the development of a facility unless and until ManorCare Health Services has approved the project budget. Each facility will be built by Manor Care Realty based upon ManorCare Health Services' then existing prototype designs. Under the Development Agreement, if stabilized occupancy of 75% or more is achieved for a period of five days within two years of commencing operations, ManorCare Health Services will be obligated to purchase the facility. The purchase price for each facility will be equal to (i) the actual project costs (but in no event in excess of an amount equal to the amount of the project budget approved by ManorCare Health Services plus 5%) plus (ii) such actual project costs multiplied by the applicable premium percentage plus (iii) Manor Care Realty's portion of shared cost savings, if any, plus (iv) an agreed amount for inventory items. Manor Care Realty's portion of shared cost savings is an amount equal to 50% of the excess of the amount of the approved project budget over the amount of the actual project costs. Total approved development costs include expenses incurred in connection with the development and construction of the facilities, but do not include operating losses incurred during the two-year stabilization period. The premium to total approved development costs is intended to compensate Manor Care Realty for the increasing value of its investment over time as well as for the risks it takes in connection with developing assisted living facilities, including the risks inherent in operating the facilities during the two-year stabilization period. The premium percentage in respect of each Arden Courts facility is the percentage set forth below opposite the month during which notice of the purchase of the facility is given by ManorCare Health Services to Manor Care Realty.

MONTH                                                                    PREMIUM
-----                                                                    -------
Opening Date Month and first full calendar month through the sixth full
 calendar month thereafter.............................................   14.50%
Seventh calendar month.................................................   15.50%
Eighth calendar month..................................................   15.95%
Ninth calendar month...................................................   17.80%
Tenth calendar month...................................................   19.55%
Eleventh calendar month................................................   21.15%
Twelfth calendar month.................................................   22.87%
Thirteenth calendar month..............................................   24.10%
Fourteenth calendar month..............................................   25.30%
Fifteenth calendar month...............................................   26.85%
Sixteenth calendar month...............................................   27.95%
Seventeenth calendar month.............................................   28.99%
Eighteenth calendar month..............................................   30.30%
Nineteenth calendar month..............................................   31.50%
Twentieth calendar month...............................................   32.50%
Twenty-first calendar month............................................   33.54%
Twenty-second calendar month...........................................   34.75%
Twenty-third calendar month............................................   35.90%
Twenty-fourth calendar month...........................................   37.00%

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

  The premium in respect of each Springhouse facility shall be the percentage opposite the month set forth below during which the notice of purchase of the subject facility is given by ManorCare Health Services to Manor Care Realty:

MONTH                                                                    PREMIUM
-----                                                                    -------
Opening Date Month and first full calendar month through the sixth full calendar month thereafter.............................................  12.00%
Seventh calendar month.................................................  13.00%
Eighth calendar month .................................................  14.00%
Ninth calendar month...................................................  15.00%
Tenth calendar month ..................................................  15.00%
Eleventh calendar month................................................  16.20%
Twelfth calendar month.................................................  17.40%
Thirteenth calendar month..............................................  18.40%
Fourteenth calendar month..............................................  19.40%
Fifteenth calendar month...............................................  20.33%
Sixteenth calendar month...............................................  21.30%
Seventeenth calendar month.............................................  22.30%
Eighteenth calendar month..............................................  23.00%
Nineteenth calendar month..............................................  23.90%
Twentieth calendar month...............................................  24.80%
Twenty-first calendar month............................................  25.65%
Twenty-second calendar month...........................................  26.49%
Twenty-third calendar month............................................  27.40%
Twenty-fourth calendar month...........................................  28.20%

  The purchase price for each facility is formula-based and may or may not approximate the fair market value of a particular facility. Given that pursuant to the Development Agreement, Manor Care Realty's primary activity will be developing assisted living facilities for ManorCare Health Services, which facilities ManorCare Health Services will be obligated to buy if certain conditions are met, Manor Care Realty believes that over time the aggregate purchase prices for the facilities should approximate the aggregate purchase prices that would be available from a similarly situated unaffiliated third party.

  The Development Agreement provides that prior to presentation to any other party and prior to proceeding by itself for its own account, ManorCare Health Services shall present to Manor Care Realty for evaluation any assisted living facility development opportunity that ManorCare Health Services desires to have pursued. Within thirty (30) days after Manor Care Realty has received such reports and studies as Manor Care Realty deems necessary in order to evaluate such opportunity, Manor Care Realty shall elect whether or not to proceed with the opportunity. In the event that Manor Care Realty elects (or is deemed to have elected) not to proceed with the opportunity, ManorCare Health Services shall be free, subject to any applicable restrictions set forth in the Non-Competition Agreement, to pursue such assisted living facility development opportunity with others.

  Pursuant to the Assisted Living Facility Management Agreement, during the two-year stabilization period, ManorCare Health Services will manage the facility for Manor Care Realty for a fixed monthly fee. See "--Assisted Living Facility Management Agreement." If ManorCare Health Services does not acquire a facility developed by Manor Care Realty during the two-year stabilization period, Manor Care Realty will have the right to sell the facility to a third party. ManorCare Health Services will, however, retain the rights to the Arden Courts or Springhouse brand name in the event of a third-party sale. The Development Agreement will have a term of seven years and may be terminated for cause by either Manor Care Realty or ManorCare Health Services under certain circumstances.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  Prior to the commencement of the development of an assisted living facility, Manor Care Realty and ManorCare Health Services will execute and deliver an Assisted Living Facility Management Agreement (the "Assisted Living Facility Management Agreement") pursuant to which ManorCare Health Services will manage

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

the assisted living facility for the period from the first day of the calendar month in which the subject facility is opened to the earlier of (a) the date of the sale of the subject facility by Manor Care Realty to ManorCare Health Services or (b) the second anniversary of the date on which the subject facility opened for business. ManorCare Health Services will manage each facility for Manor Care Realty for a fixed monthly fee. The monthly management fee for each Arden Court facility will be $5,000 and the monthly management fee for each Springhouse facility will be $8,500. The fixed monthly fee payable to ManorCare Health Services represents an approximation of ManorCare Health Services' general and administrative costs for managing the facilities. All operating costs relating to the managed facilities will be borne by Manor Care Realty as the owner of facilities.

  If stabilized occupancy of 75% or more is not achieved within two years of commencing operations, upon request by Manor Care Realty made no later than thirty (30) days prior to the second anniversary of the commencement of operations, ManorCare Health Services will continue to manage the facility for a period ending no later than the third anniversary of the commencement of operations. During any such extended term, Manor Care Realty will be obligated to pay to ManorCare Health Services a management fee equal to 6% of gross revenues on a monthly basis and Manor Care Realty will have the right to terminate the Assisted Living Facility Management Agreement as of the last calendar day of any month upon not less than thirty (30) days prior written notice.

NON-COMPETITION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Non-Competition Agreement (the "Non-Competition Agreement"), which will impose certain non-competition restrictions on each of Manor Care Realty and ManorCare Health Services. The Non-Competition Agreement will terminate on the date the Development Agreement expires or is terminated; provided that if Manor Care Realty is actively developing assisted living facilities pursuant to the Development Agreement, the restrictions set forth below relating to Manor Care Realty's ability to acquire assisted living facilities and ManorCare Health Services' ability to develop or manage assisted living facilities will continue with respect to the assisted living facilities being developed until the earlier of (i) the second anniversary of the expiration of the term of the Development Agreement or (ii) the date on which ManorCare Health Services acquires the last of such facilities.

  Agreements with Respect to the Skilled Nursing Business. The Non-Competition Agreement provides that Manor Care Realty will be a health care real estate company focused on the ownership, construction, development and acquisition of health care properties. The Non-Competition Agreement provides that in the event that ManorCare Health Services identifies a skilled nursing facility development opportunity or a skilled nursing facility acquisition opportunity, ManorCare Health Services will notify Manor Care Realty of such opportunity and if Manor Care Realty does not respond within a specified time or rejects the opportunity to acquire or develop such facility, ManorCare Health Services will have the right to present such development or skilled nursing facility acquisition opportunity to a non-affiliated third-party; provided that ManorCare Health Services will not, without the prior consent of Manor Care Realty (which consent may be given or withheld in the sole discretion of Manor Care Realty), present such development or skilled nursing facility acquisition opportunity to such non-affiliated third party if such development or acquisition would result in the acquisition or development of a skilled nursing facility that is within a five mile radius of a Manor Care Realty owned skilled nursing facility.

  In the event that Manor Care Realty determines to proceed with the development of a skilled nursing facility or a skilled nursing facility acquisition, Manor Care Realty will notify ManorCare Health Services of such determination indicating the material terms on which Manor Care Realty is prepared to permit ManorCare Health Services to manage and lease such skilled nursing facility (or facilities) and ManorCare Health Services will have a specified time after the receipt of such notice to notify Manor Care Realty of its interest in entering into a management and lease agreement with Manor Care Realty with respect to such skilled nursing facility (or facilities). In the event that ManorCare Health Services so notifies Manor Care Realty, ManorCare Health Services and Manor Care Realty will negotiate in good faith for a specified time period to enter into a management agreement and lease with respect to such skilled nursing facility (or facilities), but if (i) ManorCare

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

Health Services does not respond to such notice within such specified time period or rejects the opportunity to negotiate with Manor Care Realty with respect to such skilled nursing facility (or facilities) or (ii) ManorCare Health Services negotiates with Manor Care Realty but the parties are unable to reach an agreement during such specified time period, Manor Care Realty will have the right to enter into a management agreement and/or a lease agreement relating to such skilled nursing facility (or facilities) with a non-affiliated third party on terms no more favorable in the aggregate to such third party than those offered to ManorCare Health Services or manage such facility itself for a period not to exceed 18 months following commencement of operations of a Manor Care Realty developed skilled nursing facility or consummation of the skilled nursing facility acquisition, as the case may be. In the event Manor Care Realty elects to manage such skilled nursing facility (or facilities), Manor Care Realty will enter into a management agreement and/or lease agreement with respect to such skilled nursing facility (or facilities) with an non-affiliated third party following the expiration of such 18 month period. The terms of such management agreement and/or a lease agreement will be no more favorable in the aggregate to such third party than those offered to ManorCare Health Services. In the event that ManorCare Health Services desires to acquire a business which also includes one or more skilled nursing facilities, the ownership or possession of which by ManorCare Health Services would otherwise be prohibited by the Non-Competition Agreement, ManorCare Health Services must offer Manor Care Realty the right to purchase such skilled nursing facilities at a price to be agreed upon by the parties; provided, however that if the parties are unable to agree on such purchase price, the parties shall submit the issue to binding arbitration. In the event Manor Care Realty elects not to purchase such skilled nursing facilities at such purchase price or the parties have been unable to agree on the purchase price and have submitted the dispute to arbitration, ManorCare Health Services nonetheless may complete such acquisition but will use its commercially reasonable efforts to divest itself of such skilled nursing facilities within one year of the closing of such acquisition. In the event that ManorCare Health Services determines to sell the skilled nursing facilities for a price less than the purchase price offered to Manor Care Realty or determined by the arbitrator, as the case may be, ManorCare Health Services will notify Manor Care Realty and Manor Care Realty will have the irrevocable and exclusive option, to buy on the terms set forth in such notice, such skilled nursing facilities. If Manor Care Realty does not notify ManorCare Health Services within a specified time period of its intention to purchase such facilities, Manor Care Realty will be deemed to have declined to purchase such skilled nursing facilities and ManorCare Health Services will be free to sell such skilled nursing facilities at a price equal to 97.5% of or exceeding, the price and on terms similar to those specified in such notice.

  In addition, the Non-Competition Agreement provides that ManorCare Health Services will not, without the prior consent of Manor Care Realty (which consent will not be unreasonably withheld), engage in the lease, operation or management of any skilled nursing facility owned by a third party that is within a five-mile radius of a Manor Care Realty owned skilled nursing facility that is leased or managed by ManorCare Health Services and, subject to certain exceptions, ManorCare Health Services will not own a skilled nursing facility.

  The Non-Competition Agreement also provides that Manor Care Realty will not engage, either directly or indirectly, in the management of skilled nursing facilities, except as set forth above and except as may be permitted with respect to a particular skilled nursing facility by the Lease Agreement or other agreement between Manor Care Realty and ManorCare Health Services pursuant to which ManorCare Health Services manages such skilled nursing facility.

  Agreements with Respect to the Assisted Living Business. Except as provided below and except pursuant to the terms of the Development Agreement, the Non-Competition Agreement provides that Manor Care Realty will not acquire any assisted living facility; provided, that Manor Care Realty will not be deemed to have acquired a assisted living facility by reason of the acquisition of a mixed use facility in which not more than the greater of 20% of the units in the facility or 30 units are designated for assisted living.

  In the event that Manor Care Realty identifies an assisted living facility acquisition opportunity, Manor Care Realty will notify ManorCare Health Services of such opportunity and ManorCare Health Services will have a specified time to notify Manor Care Realty of its interest in pursuing such opportunity. In the event that ManorCare Health Services does not respond within such time period or rejects the opportunity to acquire such

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

facility, Manor Care Realty will have the right to make such assisted living facility acquisition; provided, however, that if any such assisted living facility is within a five mile radius of any Manor Care Realty developed assisted living facility that is owned or managed by ManorCare Health Services, Manor Care Realty will not be permitted to proceed with such acquisition without the prior written consent of ManorCare Health Services (which consent will not to be unreasonably withheld or delayed).

  The Non-Competition Agreement provides that in the event that Manor Care Realty desires to acquire a business which also includes one or more assisted living facilities, the ownership or possession of by which by Manor Care Realty would otherwise be prohibited by the Non-Competition Agreement, Manor Care Realty must offer ManorCare Health Services the right to purchase such assisted living facilities at a price to be agreed to by the parties; provided that if the parties are unable to agree on such purchase price, the parties will submit the dispute to binding arbitration. In the event ManorCare Health Services elects not to purchase such assisted living facilities at such purchase price or the parties have been unable to agree on the purchase price and have submitted the dispute to arbitration, Manor Care Realty nonetheless may complete such acquisition but will use its commercially reasonable efforts to divest itself of such assisted living facilities within one year of the closing such acquisition.

  In the event that Manor Care Realty determines to sell the assisted living facilities for a price less than the offered to ManorCare Health Services or determined by the arbitrator, as the case may be, Manor Care Realty will notify ManorCare Health Services and ManorCare Health Services will have the irrevocable and exclusive option, to buy on the terms set forth in such notice, such assisted living facilities. If ManorCare Health Services does not notify Manor Care Realty within a specified time period, ManorCare Health Services will be deemed to have declined to purchase such assisted living facilities and Manor Care Realty shall be free to sell such assisted living facilities at a price equal to 97.5% of or exceeding, the price and on terms similar to those specified in such notice. In the event Manor Care Realty acquires an assisted living facility (or facilities) in such a transaction, Manor Care Realty will offer ManorCare Health Services the opportunity to manage and lease such assisted living facility (or facilities) and ManorCare Health Services and Manor Care Realty will negotiate in good faith to enter into a management agreement with respect to such assisted living facility (or facilities). In the event that ManorCare Health Services does not respond to such offer within a specified time period or rejects the opportunity to negotiate with Manor Care Realty with respect to such assisted living facility (or facilities) or ManorCare Health Services negotiates with Manor Care Realty but the parties are unable to reach an agreement after such time period, Manor Care Realty will have the right to enter into a management agreement relating to such assisted living facility (or facilities) with an non-affiliated third party on terms no more favorable in the aggregate to such third party than those offered to ManorCare Health Services or manage such facility itself for a period not to exceed 18 months following consummation of the acquisition of such assisted living facility (or facilities). In the event Manor Care Realty elects to manage such assisted living facility (or facilities), Manor Care Realty will enter into a management agreement with a non-affiliated third party following the expiration of such 18 month period. The terms of such management agreement shall be no more favorable in the aggregate to such third party than those offered to ManorCare Health Services.

  The Non-Competition Agreement also provides that except as provided therein, Manor Care Realty will not engage, either directly or indirectly, in the management of assisted living facilities.

  The Non-Competition Agreement also provides that ManorCare Health Services will not be permitted to enter into a management agreement with a non-affiliated third party in connection with an assisted living facility that is located within a five-mile radius of an assisted living facility (i) developed by Manor Care Realty pursuant to the terms of the Development Agreement and still owned by Manor Care Realty or (ii) under development by Manor Care Realty pursuant to the Development Agreement or (iii) still covered by the terms of the Development Agreement, unless Manor Care Realty specifically consents thereto (which consent will not be unreasonably withheld). The Non-Competition Agreement also provides that ManorCare Health Services will not develop assisted living facilities except as may be permitted pursuant to the terms of the Development Agreement.

  Agreements with Respect to the Other Businesses. The Non-Competition Agreement provides that Manor Care Realty will not, either directly or indirectly, (i) own, manage, operate, finance or participate in the ownership, management, operation or financing of any entity engaged in the institutional pharmacy business, the home health care business or otherwise in the continuum of care (other than the hospital management business) (the "Manor Care Realty Restricted Business") or (ii) engage in any other manner or make any investment in any entity engaged in the Manor Care Realty Restricted Business; provided, however, that Manor Care Realty will be entitled to acquire a business that includes a Manor Care Realty Restricted Business so long as Manor Care Realty provides ManorCare Health Services with same notices and rights concerning the Manor Care Realty Restricted Business as contemplated by the Non-Competition Agreement with respect to the acquisition by Manor Care Realty of a business that includes certain assisted living facilities. The Non-Competition Agreement provides that the provisions of the agreement relating to the institutional pharmacy business will terminate when ManorCare Health Services no longer owns, directly or indirectly, 20% or more of the fully diluted equity of Vitalink Pharmacy Services, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets) and the provisions of the agreement relating to the home health business will terminate when ManorCare Health Services no longer owns, directly or indirectly, 20% or more of the fully diluted equity of In Home Health, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets).

  The Non-Competition Agreement also provides that ManorCare Health Services will not, either directly or indirectly, (i) own, manage, operate, finance or participate in the ownership, management, operation or financing of any entity engaged in the hospital management business (the "ManorCare Health Services Restricted Business") or (ii) engage in any other manner or make any investment in any entity engaged in the hospital management business; provided, however that such restrictions will not apply to skilled nursing facilities or assisted living facilities or units thereof that are located within or are adjacent to hospitals; provided, further, however, that ManorCare Health Services will be entitled to acquire a business that includes a ManorCare Health Services Restricted Business so long as ManorCare Health Services provides Manor Care Realty with the same notices and rights concerning the ManorCare Health Services Restricted Business as contemplated by the Non-Competition Agreement with respect to the acquisition by ManorCare Health Services of a business that includes certain skilled nursing facilities. The Non-Competition Agreement provides that the provisions of the agreement relating to the hospital management business will terminate when Manor Care Realty no longer owns, directly or indirectly, 20% or more of the fully diluted equity of Community Hospital of Mesquite, Inc. (including any successor thereto by merger, consolidation, stock purchase or sale of all or substantially all of the assets). In addition, the Non-Competition Agreement provides that, if ManorCare Health Services enters into a new line of business involving the ownership of real estate which real estate constitutes 40% or more of the fair market value of such business, ManorCare Health Services must offer for sale such real estate to Manor Care Realty with the same notices and rights concerning such real estate as contemplated by the Non-Competition Agreement with respect to the acquisition by ManorCare Health Services of a business that includes certain skilled nursing facilities.

EMPLOYEE BENEFITS AND OTHER EMPLOYMENT MATTERS ALLOCATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into an Employee Benefits and Other Employment Matters Allocation Agreement (the "Employee Benefits Allocation Agreement"), pursuant to which the employee benefits with respect to employees who remain employed by Manor Care Realty or its subsidiaries immediately after the Distribution ("Manor Care Realty Employees") and the employee benefits of employees who are employed by ManorCare Health Services immediately after the Distribution ("ManorCare Health Services Employees") will be allocated.

  The Employee Benefits Allocation Agreement provides that all of the vested and non-vested Incentive Stock Options ("ISOs") of employees of Manor Care who will be employed by ManorCare Health Services will be converted into ISOs of ManorCare Health Services. The ISOs of employees who remain employed by Manor Care Realty will be converted into ISOs of Manor Care Realty. In addition, both employees who will be employed by ManorCare Health Services and employees who remain employed by Manor Care Realty will have the right to elect to convert their vested Manor Care Non-Qualified Stock Options ("NQSOs") into any percentage combination of Manor Care Realty NQSOs and ManorCare Health Services NQSOs. The Employee Benefits Allocation Agreement also provides that one-half of the non-vested NQSOs of any employee who will be employed by ManorCare Health Services will be converted into NQSOs of ManorCare Health Services, and one-half of the non-vested NQSOs of any employee who remains employed by Manor Care Realty will be converted into NQSOs of Manor Care Realty. The remaining non-vested NQSOs will be converted into any percentage combination of ManorCare Health Services NQSOs and Manor Care Realty NQSOs at the election of the employee. Notwithstanding the foregoing, the NQSOs of one executive officer will be converted on a pro rata basis to ManorCare Health Services NQSOs and Manor Care Realty NQSOs based on their relative stock values. Another executive officer will have the option to convert NQSOs to ManorCare Health Services NQSOs and Manor Care Realty NQSOs such that such officer's overall option holdings are converted on a pro rata basis to ManorCare Health Services options and Manor Care Realty options based on their relative stock values.

  The Employee Benefits Allocation Agreement also provides that employees of Choice Hotels International, Inc. ("Choice Hotels") and Sunburst Hospitality Corporation ("Sunburst") can elect to convert their Manor Care NQSOs into any percentage combination of ManorCare Health Services NQSOs and Manor Care Realty NQSOs.

  The Employee Benefits Allocation Agreement also addresses the treatment of Manor Care NQSOs owned by non-employee directors of Manor Care. The NQSOs of non-employee directors who become directors of both Manor Care Realty and ManorCare Health Services will be converted on a pro rata basis to ManorCare Health Services NQSOs and Manor Care Realty NQSOs based on their relative stock values. The Employee Benefits Allocation Agreement also provides that all NQSOs of non-employee directors who remain with Manor Care Realty or who become directors of ManorCare Health Services will be converted to NQSOs of Manor Care Realty or ManorCare Health Services, respectively.

  The Employee Benefits Allocation Agreement will provide that the adjustment in stock options will be based upon a predetermined formula related to (i) stock prices on the first day the shares in the companies are independently traded and (ii) the election of the optionees. In all cases, however, the exercise price and the number of the options will be adjusted to maintain the same financial value to the option holder before and after the Distribution. The ratio of the exercise price per option to the market value per share will not be reduced, and the vesting provisions and option period of the original grant will remain the same.

EMPLOYEE BENEFITS ADMINISTRATION AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Employee Benefits Administration Agreement (the "Employee Benefits Administration Agreement"), pursuant to which ManorCare Health Services will administer the employee benefits plans and programs of Manor Care Realty following the Distribution.

  ManorCare Health Services shall provide such services for a fee which shall include any or a combination of the following: (i) activity-based charges;
(ii) fixed-fee based charges; (iii) usage-based charges; and (iv) time and materials charges, as specified in the Corporate Services Agreement. The Employee Benefits Administration Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Employee Benefits Administration Agreement.

OFFICE SUBLEASE AGREEMENT

  Manor Care leases from Gaitherburg Realty Trust the building complex in Gaithersburg, Maryland (the "Complex") at which the principal executive offices of ManorCare Health Services and Manor Care Realty are located. Manor Care will assign its interest in the lease to ManorCare Health Services, subject to the consent of Gaithersburg Realty Trust, and ManorCare Health Services, as sublandlord, and Manor Care Realty, as subtenant, will enter into a sublease agreement with respect to the Complex (the "Office Sublease Agreement"). The Complex consists of an office building (the "Office Building") containing approximately 377,126 gross square feet of space, a warehouse and distribution building (the "Warehouse Building") containing approximately 200,000 gross square feet of space, and approximately 98.7974 acres of land.

  ManorCare Health Services will sublease to Manor Care Realty approximately 58,714 rentable square feet in the Office Building, for a base term expiring on August 30, 2002, with options to renew for four (4) successive periods of three (3) years each. As Basic Rent for each Lease Year of the base term, Manor Care Realty will pay Tenant's Pro Rata Share of all Operating Expenses for such Lease Year. "Tenant's Pro Rata Share" means the ratio of (i) the number of rentable square feet in the Office Building occupied by Manor Care Realty as of the commencement of such Lease Year, to (ii) the total number of rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services as of the commencement of such Lease Year. "Operating Expenses" means all expenses incurred by ManorCare Health Services (net of rental income paid by third parties) in connection with the operation and maintenance of the Complex (including vacant space and common areas), including real estate taxes, insurance, utilities, repairs, property management, and rent payments to Gaithersburg Realty Trust. ManorCare Health Services will be responsible for "Landlord's Pro Rata Share" of Operating Expenses for each Lease Year of the base term, meaning the ratio of (i) the number of square feet in the Office Building occupied by ManorCare Health Services as of the commencement of such Lease Year, to (ii) the total number of rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services as of the commencement of such Lease Year. It is expected that ManorCare Health Services will occupy approximately 202,458 rentable square feet in the Office Building as of the commencement of the Office Sublease Agreement. Accordingly, based on a total of 261,172 rentable square feet in the Office Building occupied by Manor Care Realty and ManorCare Health Services, ManorCare Health Services' Pro Rata Share would be 78% and Manor Care Realty's Pro Rata Share would be 22%.

  It is the intention of the parties to share any appreciation in the value of the Complex subsequent to the acquisition and leasing of the Complex by the Gaithersburg Realty Trust in August, 1995. Accordingly, at any time during the base term of the Office Sublease Agreement or any renewal term, Manor Care Realty shall have the right to exercise its shared appreciation rights by requiring ManorCare Health Services to pay to Manor Care Realty approximately twenty-two percent (22%) of the Complex's appreciation. "Appreciation" is defined as the difference between (i) the Complex's fair market value at the time Manor Care Realty exercise its shared appreciation rights, and (ii) the cost of acquiring the Complex, plus the cost of any capital improvements to the Complex. Fair market value shall be established by an appraisal, that assumes that Manor Care Realty and ManorCare Health Services each pay fair market rental for their respective premises. Until such time as Manor Care Realty exercises its shares appreciation rights, the Basic Rent payable by Manor Care Realty for each Lease year during the base term and any subsequent renewal term shall be Tenant's Pro Rata Share of Operating Expenses as hereinabove provided. Upon Manor Care Realty's exercise of its shared appreciation rights, the Basic Rent payable by Manor Care Realty shall convert to fair market rental as determined by the appraisal process as of the commencement of the next renewal terms. In each subsequent renewal term the Basic Rent shall be increased based upon any increase in the CPI Index since the prior renewal term (but not to exceed 9%).

  Manor Care Realty's right to exercise its renewal options is conditional upon ManorCare Health Services' continuing control over the Complex through an extension of the existing lease with Gaithersburg Realty Trust beyond its current expiration date of August 30, 2002, or otherwise. Any income derived from the Complex will be shared by ManorCare Health Services and Manor Care Realty in proportion to their Pro Rata Shares.

  The Office Sublease Agreement will also cover approximately 5000 square feet to be occupied by ManorCare Health Services in the Warehouse Building. Space occupied by ManorCare Health Services in the Warehouse Building will not be included in the calculation of Landlord's Pro Rata Share. ManorCare Health Services will pay a market rent for warehouse space and such rental payments will be treated as third party rental income for purposes of calculating Operating Expenses.

DISTRIBUTION AGREEMENT

  Manor Care and ManorCare Health Services will enter into a Distribution Agreement (the "Distribution Agreement") which will provide for, among other things, the principal corporate transactions required to effect the Distribution, including the Assumption of Liabilities, the Contribution of Assets and the Capital Contribution. The Distribution Agreement also provides for the allocation between ManorCare Health Services and Manor Care of certain other liabilities and the execution and delivery of the agreements to be entered into between Manor Care Realty and ManorCare Health Services in connection with the Distribution. See "Description of the Transactions--The Distribution."

TAX SHARING AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") which will provide for, among other things, the allocation of federal, state and local income tax liabilities between Manor Care Realty and its subsidiaries, on the one hand, and ManorCare Health Services and its subsidiaries, on the other hand. In general, under the Tax Sharing Agreement, Manor Care Realty will be responsible for paying all income taxes shown to be due on any Manor Care Realty consolidated federal income tax return (including the consolidated federal income tax return for the fiscal year ended May 31, 1998), and any other tax return filed with respect to Manor Care Realty or any of its subsidiaries for any taxable period. ManorCare Health Services will be responsible for paying all income taxes shown to be due on any tax return filed with respect to ManorCare Health Services or any of its subsidiaries for any taxable period beginning on or after the Effective Date.

  ManorCare Health Services will indemnify Manor Care Realty from and against any additional income tax liability of Manor Care or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by ManorCare Health Services following the Distribution. Conversely, Manor Care Realty will indemnify ManorCare Health Services from and against any additional income tax liability of ManorCare Health Services or any of its subsidiaries, resulting from any tax audit or any judicial or administrative proceeding or otherwise for any taxable period (including any taxable period ending on or before the Effective Date), relating to the businesses that will be conducted by Manor Care Realty following the Distribution. In addition, Manor Care Realty, on the one hand, and ManorCare Health Services, on the other hand, will each be entitled to any income tax refund received from any taxing authority to the extent that such refund relates to the businesses conducted by that party following the Distribution.

  The Tax Sharing Agreement also provides that if the Distribution (including certain related transactions) fails to qualify as a tax-free transaction under
Section 355 of the Code as a result of either party taking or failing to take certain specified actions, then that party will be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify. If the failure to qualify as a tax-free transaction results from both parties taking or failing to take certain specified actions, then the first party taking or failing to take any of such actions shall be liable for and will indemnify the other party from and against all taxes and other damages resulting from such failure to qualify. In the event that it impossible to determine which party was the first to take or fail to take any of such actions, all taxes and other damages resulting from such failure to qualify shall be allocated between the parties based upon each party's relative market capitalization on the first day that Manor Care Realty and ManorCare Health Services trade as two separate companies on the NYSE.

TAX ADMINISTRATION AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Tax Administration Agreement (the "Tax Administration Agreement"). The Tax Administration Agreement sets forth the terms and conditions pursuant to which ManorCare Health Services will provide certain tax-related administrative services to Manor Care Realty following the Distribution. Such services will include audit and compliance work related to income, real estate, personal property and sales and use taxes. The Tax Administration Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Tax Administration Agreement.

CORPORATE SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Corporate Services Agreement (the "Corporate Services Agreement") pursuant to which following the Distribution, ManorCare Health Services will provide certain corporate services, to Manor Care Realty including administrative, payroll and accounting systems. ManorCare Health Services shall provide such services for a fee which shall include any or a combination of the following: (i) activity-based charges; (ii) fixed-fee based charges; (iii) usage-based charges; and (iv) time and materials charges, as specified in the Corporate Services Agreement. The Corporate Services Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Corporate Services Agreement.

TRADEMARK AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Trademark Agreement (the "Trademark Agreement") pursuant to which Manor Care Realty will assign to ManorCare Health Services approximately 40 U.S. trademarks and service marks registered and pending (and all federal, state and foreign registrations and all other rights and privileges related thereto). These registrations and applications represent all of the trademarks necessary for the operations of the business of ManorCare Health Services. Pursuant to the Trademark Agreement, ManorCare Health Services will assume all obligations related to such trademarks and trademark applications.

LICENSE AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a License Agreement (the "License Agreement") pursuant to which ManorCare Health Services will license to Manor Care Realty the right to use approximately 20 U.S. trademarks and service marks; and certain other marks, trade names, copyrights, designs and trade dress in connection with the operation of Manor Care Realty's business. The license granted under the License Agreement relating to Manor Care Realty's skilled nursing facilities will terminate within 45 days of the termination of all the Lease Agreements. The license granted under the License Agreement relating to Manor Care Realty's assisted living facilities will terminate within a reasonable time after the termination of the Development Agreement and all the Assisted Living Facility Management Agreements. Manor Care Realty's right to use such marks with respect to a single skilled nursing or assisted living facility will terminate within a reasonable time after ManorCare Health Services ceases to lease or manage such single nursing or assisted living facility.

DESIGN SERVICES AGREEMENT

  Manor Care and ManorCare Health Services will enter into a Design Services Agreement (the "Design Services Agreement") pursuant to which Manor Care Realty will provide certain interior design and architectural services in connection with capitalized renovation projects. The fee for these services will be $48,000 per month until May 31, 1998 after which the fee will be paid annually and will be based on the percentage of Manor Care Realty's design department budget required to provide services to ManorCare Health Services. Fees under the Design Services Agreement will be credited against the 2.75% of aggregate annual Project Revenues from all the skilled nursing facilities leased under Lease Agreements applied toward reasonable repairs, replacements and renewals to be made in the ordinary course of operations as set forth in the Lease Agreements. The Design Services Agreement will remain in effect until May 31, 1999, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Design Services Agreement.

CASH MANAGEMENT AGREEMENT

  ManorCare Health Services and Manor Care Realty will enter into a Cash Management Agreement (the "Cash Management Agreement"), pursuant to which after the Distribution ManorCare Health Services will perform cash management services for Manor Care Realty, including but not limited to bank relationship management, bank account administration, daily cash flow position management and settlement, bank account analysis review, electronic fund transfers, and deposits of cash and checks. For these services, Manor Care Realty will pay ManorCare Health Services a quarterly fee determined by multiplying ManorCare Health Services' cash management department expenses by a percentage estimate of time spent providing services to Manor Care Realty as well as reimbursement for direct expenses incurred. The Cash Management Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Cash Management Agreement.

RISK MANAGEMENT CONSULTING SERVICES AGREEMENT

  Manor Care Realty and ManorCare Health Services will enter into a Risk Management Consulting Services Agreement (the "Risk Management Consulting Services Agreement"), pursuant to which ManorCare Health Services will provide to Manor Care Realty risk management consulting services, including but not limited to insurance renewals, insurance, indemnity and bond contract review, surety bond procurement, regulatory compliance services, environmental management, and risk management services. Manor Care Realty will pay ManorCare Health Services a fixed annual fee for such services as well as reimbursement for insurance and self-insurance plans. The Risk Management Consulting Services Agreement will remain in effect for one year from the Effective Date, after which it will renew automatically for one-year periods unless terminated pursuant to the terms of the Risk Management Consulting Services Agreement.

REAL ESTATE NOTE

  In connection with the Distribution and in order to fund ManorCare Health Services' capital expenditures in connection with the expansion of the Assisted Living Business, on or prior to the Effective Date, Manor Care will make or cause to be made the Capital Contribution. As part of the Capital Contribution, Manor Care will contribute or cause to be contributed to ManorCare Health Services the Real Estate Note. See "Description of the Transactions--The Real Estate Note."

            MANAGEMENT OF MANOR CARE REALTY AFTER THE DISTRIBUTION

DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE REALTY

  The name, age, proposed title upon consummation of the Distribution and business background of certain of the persons who are expected to become on the Effective Date the directors and executive officers of Manor Care Realty are set forth below. At or prior to the Effective Date, certain additional individuals may be appointed as directors or executive officers. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

             NAME            AGE POSITION
             ----            --- --------
   Stewart Bainum, Jr.        51 Chairman of the Board and Director
   Joseph R. Buckley          49 Chief Executive Officer and Director
                                 Senior Vice President and Chief Financial
   Leigh C. Comas             32 Officer
                                 Senior Vice President, Construction and
   Larry R. Godla             40 Development
                                 Senior Vice President, General Counsel and
   Edward A. Kubis            38 Secretary
   Margarita A. Schoendorfer  48 Vice President and Controller
   Donald M. Feltman          42 Vice President, Development
   Kennett L. Simmons         55 Director
   Ann Torre Grant            38 Director
   William L. Jews            45 Director

  Stewart Bainum, Jr. Mr. Bainum, Jr. will resign as Chief Executive Officer of Manor Care on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will also act as Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. has also acted as Chairman of the Board of Choice Hotels since October 1997, and of Sunburst (formerly named Choice Hotels International, Inc.) since November 1996. It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty. Chairman of the Board of Manor Care and Chairman of the Board of the principal operating subsidiary of Manor Care, which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Joseph R. Buckley. Executive Vice President of Manor Care and Old ManorCare Health Services since March 1996; Director of Vitalink since July 1996; President, Assisted Living Division of Old ManorCare Health Services from February 1995 to March 1996; Senior Vice President-Information Resources and Development of Manor Care from June 1990 to February 1995; Vice President-Information Resources and Development of Manor Care from July 1989 to June 1990; Vice President-Real Estate from September 1983 to July 1989; Director of Vitalink since July 1996; Chairman of the Board of In Home Health since June 1997 and Director since October 1995.

  Leigh C. Comas. Vice President, Finance and Treasurer of Manor Care and Old ManorCare Health Services since September 1996; Vice President, Finance and Assistant Treasurer of Manor Care from September 1995 to September 1996; Assistant Treasurer of Manor Care and Old ManorCare Health Services from September 1993 to September 1995.

  Larry R. Godla. Vice President of Development and Construction, Manor Care Inc. since March 1996; Vice President of Construction of Manor Care, Inc. from March 1993 to March 1996; Director of Construction of Manor Care, Inc. from January 1990 to March 1993; Vice President of Construction at Spaulding and Slye Company from January 1984 to January 1990; Project Manager at Omni Construction from August 1981 to December 1983.

  Edward A. Kubis. Senior Vice President and General Counsel of Choice Management and Realty Services a division of Choice, since June 1997; Senior Vice President, General Counsel and Secretary of Choice from November 1996 to June 1997; Assistant General Counsel and Assistant Secretary, Manor Care from December 1993 to November 1996; Senior Attorney, Real Estate, from December 1990 to December 1993; Staff Attorney, Real Estate from June 1987 to December 1990.

  Margarita A. Schoendorfer. Vice President and Controller of Manor Care since November 1990.

  Donald M. Feltman. Vice President of Development at Manor Care, Inc. since March 1993; Director of Development at Marriott Senior Living Services from July 1988 to March 1993; Director of Development and various other development positions at Manor Care, Inc. from March 1977 to July 1988.

  Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991; Director of United Healthcare and Virginia Health Care Foundation.

  Ann Torre Grant. Executive Vice President, Chief Financial Officer and Treasurer of NHP Incorporated from February 1995 to December 1997; Vice President and Treasurer of USAir, Inc. and USAir Group, Inc. from 1991 to January 1995; Director of Franklin Mutual Series Funds and SLM Holding Corp.

  William L. Jews. President and Chief Executive Officer, Blue Cross and Blue Shield of Maryland since April 1993; President and Chief Executive Officer, Dimensions Health Corporation from March 1990 through March 1993; Director of Crown Central Petroleum Corp., Municipal Mortgage and Equity, L.L.C., NationsBank, N.A. and The Ryland Group, Inc.

EMPLOYMENT AGREEMENTS

  Manor Care Realty expects to enter into an employment agreement effective upon the Effective Date, with Joseph R. Buckley (the "Employment Agreement"), providing for Mr. Buckley's employment as Chief Executive Officer of Manor Care Realty. The Employment Agreement will have a term of five years. The Employment Agreement provides for a base salary of $350,000 per annum for services to Manor Care Realty and a maximum bonus of 60% of Mr. Buckley's base compensation based upon performance of Manor Care Realty.

        MANAGEMENT OF MANORCARE HEALTH SERVICES AFTER THE DISTRIBUTION

EXECUTIVE OFFICERS OF MANORCARE HEALTH SERVICES

  The name, age, proposed title upon consummation of the Distribution and business background of each of the persons who are expected to become on the Effective Date the executive officers of ManorCare Health Services are set forth below. The business address of each of the prospective executive officers is 11555 Darnestown Road, Gaithersburg, Maryland, 20878, unless otherwise indicated.

          NAME           AGE                        POSITION
          ----           ---                        --------
Stewart Bainum, Jr. ....  51 Chairman of the Board
Donald C. Tomasso.......  52 President and Chief Executive Officer
Scott J. Van Hove.......  40 Executive Vice President, Operations
James H. Rempe..........  67 Senior Vice President, General Counsel and Secretary
Richard A. Goodman......  49 Senior Vice President, Chief Financial Officer
Carole Y. Prest.........  46 Senior Vice President, Strategy and Marketing
H. David Lundgren.......  46 Senior Vice President, Human Resources
Wolfgang von Maack......  57 President and Chief Executive Officer of In Home Health

  Stewart Bainum, Jr. Mr. Bainum, Jr. will resign as Chief Executive Officer of Manor Care on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will also act as Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. has also acted as Chairman of the Board of Choice Hotels since October 1997, and of Sunburst (formerly named Choice Hotels International, Inc.) since November 1996. It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty. Chairman of the Board of Manor Care and ManorCare Health Services, Inc. (a subsidiary of Manor Care which prior to the Distribution owned and operated Manor Care's assisted living and skilled nursing facilities) ("Old ManorCare Health Services") since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  Scott J. Van Hove. Senior Vice President and Chief Administrative Officer of Manor Care since December 1995; Executive Vice President, Operations of Old ManorCare Health Services since February 1997; Senior Vice President of Old ManorCare Health Services from December 1995 to January 1997; Vice President of Operations, of Manor Care from March 1990 to December 1995.

  James H. Rempe. Senior Vice President, General Counsel and Secretary of Manor Care since August 1981, of Choice and its predecessors from February 1981 to November 1996 and of Old ManorCare Health Services since December 1980; Secretary of Vitalink from January 1993 to January 1997 and a Director since

September 1994; Senior Vice President and a Director of Vitalink from January 1983 to September 1991; Director of In Home Health since October 1995.

  Richard A. Goodman. Previously employed by PepsiCo, Inc. for more than five years, including as Senior Vice President and Chief Financial Officer of its Taco Bell Corp. Division from 1994 to 1997, as Senior Vice President and Chief Financial Officer of its KFC International Division from 1993 to 1994, as Vice President, Corporate Strategic Planning--International Pepsico, Inc. from 1992 to 1993.

  Carole Y. Prest. Vice President, Corporate Strategic Planning of Manor Care from September, 1995 to September, 1997; previously employed by GenRad, Inc. for nine years, including Vice President and General Manager of Concord Products Division; Chairman of Board and President of Manor Care Foundation; Director of Sunburst Hospitality Corporation.

  H. David Lundgren. Vice President, Organizational Strategy and Development of Aetna, Inc. from 1996 to April 1997; Vice President, Human Resources of Aetna Inc. from 1992 to 1996.

  Wolfgang von Maack. President and Chief Executive Officer of In Home Health since May 1997; Senior Vice President, Healthcare Services of Old ManorCare Health Services since June 1990; Vice President, Operations of Old ManorCare Health Services from March 1988 to June 1990.

  The following individuals, who are currently officers or directors of Manor Care, will be directors and/or executive officers of Manor Care Realty after the Distribution: (i) Stewart Bainum, Jr. as Chairman of the Board and Director, (ii) Kennett L. Simmons as Director, (iii) Joseph R. Buckley as Chief Executive Officer and Director, (iv) Leigh C. Comas as Senior Vice President and Chief Financial Officer, (v) Larry Godla as Senior Vice President, Construction and Development, and (vi) Margarita Schoendorfer as Vice President and Controller.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the annual and long-term compensation of those persons who, following the Distribution, will serve as the chairman of the board and the four other most highly compensated executive officers of ManorCare Health Services (the "Named Officers"):

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                    ----------------------- --------------------------------------
                             FISCAL                          STOCK   STOCK OPTION     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY   BONUS   OTHER  AWARDS  SHARES (#)(1) COMPENSATION(2)
---------------------------  ------ -------- -------- ----- -------- ------------- ---------------
Stewart Bainum, Jr.(3)...     1997  $568,062 $340,837   (4)      --     60,000         $35,074
 Chairman of the Board        1996   625,102  337,555   (4)      --     60,000          33,543
                              1995   572,308  343,385   (4)      --        --            9,000
Donald C. Tomasso........     1997   428,002  235,401   (4)      --     35,000          18,760
 President and                1996   400,005  145,602   (4)      --     50,000           5,750
 Chief Executive Officer      1995   345,737  190,155   (4)      --        --            2,250
James H. Rempe...........     1997   281,507  140,754   (4) $271,250    15,000          16,727
 Senior Vice President,       1996   269,048  121,072   (4)      --     15,000          15,969
 General Counsel and          1995   267,349  133,675   (4)      --        --            9,000
 Secretary
Scott J. Van Hove........     1997   240,192  116,753   (4)      --     50,000          14,542
 Executive Vice
  President,                  1996   210,310   89,754   (4)      --     40,000           8,690
 Operations                   1995   183,393   68,311   (4)      --        --            6,750
Wolfgang von Maack(5)....     1997   238,992   81,182   (4)      --     14,000          10,588
 President and                1996   227,677   76,727   (4)      --     10,000          10,245
 Chief Executive Officer,     1995   225,219   66,665   (4)      --        --            6,750
 In Home Health, Inc.

--------
(1) Represents options to purchase shares of Manor Care Common Stock. The options shown above represent the number of options held prior to the Choice Spin-off. In connection with the Choice Spin-off, these options were converted, in some cases, into options to purchase Manor Care common stock and options to purchase Choice common stock. These conversions are reflected in the following table of "Stock Option Grants in Fiscal 1997." For a discussion of the treatment of options in connection with the Distribution, see "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Employee Benefits and Other Employment Matters Allocation Agreement."
(2) Represents amounts contributed by Manor Care for fiscal 1997, 1996 and 1995 under the 401(k) Plan and the Nonqualified Savings Plan, which provide retirement and other benefits to eligible employees, including the Named Officers. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the 401(k) Plan for the Named Officers were as follows:
    Mr. Bainum, Jr., $9,000; Mr. Tomasso, $6,253; Mr. Rempe, $5,591; Mr. Van Hove, $4,655 and Mr. von Maack, $3,540. Amounts contributed in cash or stock by Manor Care during fiscal 1997 under the Nonqualified Savings Plan for the Named Officers were as follows: Mr. Bainum, Jr., $26,074; Mr. Tomasso, $12,507; Mr. Rempe, $11,137; Mr. Van Hove, $9,887 and Mr. von Maack, $7,047.
(3) Mr. Bainum, Jr. will resign as Chief Executive Officer of ManorCare Health Services effective on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will be the Chairman of the Board of the Company and the Chairman of the Board of Manor Care Realty. On November 1, 1996, Manor Care distributed to its shareholders (the "Choice Spin-off") all of the shares of its wholly owned subsidiary, Choice Hotels International, Inc. ("Choice"). Mr. Bainum, Jr. is the Chairman of the Board of Choice. In fiscal 1997, Mr. Bainum, Jr. devoted approximately 75% of his time to Manor Care and approximately 25% of his time to Choice. The compensation reflected here is total compensation received for services rendered to Manor Care and Choice prior to November 1, 1996 and the 75% of Mr. Bainum, Jr.'s compensation received from Manor Care from November 1, 1996 through the end of the 1997 fiscal year. Choice has separated its franchising business and its lodging business through a special dividend to its shareholders (the "Sunburst Spin-off"). As of the Sunburst Spin-off, Choice's franchising business is conducted by a separate public company named Choice Hotels International, Inc. ("Choice Hotels") and Choice's lodging business is conducted by a separate public company named Sunburst Hospitality Corporation ("Sunburst"). It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty.
(4) The value of perquisites and other compensation does not exceed the lesser of $50,000 or 10% of the amount of annual salary and bonus paid as to any of the Named Officers.
(5) As of the Effective Date, pursuant to an Employee Time Sharing Agreement by and among Wolfgang von Maack, the Company, In Home Health and Mesquite Community Hospital, L.P. ("Mesquite"), Mr. von Maack, who will be employed by ManorCare Health Services, will devote 75% of his professional time to the affairs of In Home Health and 25% of his professional time to the affairs of Mesquite. The Employee Time Sharing Agreement provides that In Home Health and Mesquite will provide ManorCare Health Services with 75% and 25%, respectively, of Mr. von Maack's annual budgeted expenses and will be reimbursed or will reimburse ManorCare Health Services in the event that Mr. von Maack's actual costs are lower than or exceed such annual budget.

  Richard A. Goodman's employment as Chief Financial Officer of ManorCare Health Services commenced on February 17, 1998. His compensation package includes an initial base salary of $275,000 per annum and a maximum bonus of 50% of Mr. Goodman's base salary based upon performance of ManorCare Health Services.

  The following tables set forth certain information at May 31, 1997 and for the fiscal year then ended concerning stock options granted to the Named Officers. All Common Stock figures and exercise prices have been adjusted to reflect stock dividends and stock splits effective in prior fiscal years. In connection with the Distribution, existing Manor Care stock options will be subject to certain adjustments or to conversion into options to purchase ManorCare Health Services Common Stock. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution--Employee Benefits and other Employment Matters Allocation Agreement."

                      STOCK OPTION GRANTS IN FISCAL 1997

                                            INDIVIDUAL GRANTS
                                  ----------------------------------------
                                                                                      POTENTIAL REALIZABLE
                                                                                        VALUE OF ASSUMED
                                                                                         ANNUAL RATE OF
                                                PERCENTAGE OF                              STOCK PRICE
                                                TOTAL OPTIONS                           APPRECIATION FOR
                                  NUMBER OF     GRANTED TO ALL   EXERCISE                OPTION TERM(2)
                                   OPTIONS       EMPLOYEES IN   BASE PRICE EXPIRATION ---------------------
          NAME            COMPANY GRANTED(1)   FISCAL YEAR 1997 PER SHARE     DATE      5%(3)      10%(4)
          ----            ------- ----------   ---------------- ---------- ---------- ---------- ----------
Stewart Bainum, Jr.(5)..  MNR       60,000            6.3%       $25.0505    7/1/06   $  945,246 $2,395,440
                          CHI       60,000               (6)     $14.5095    7/1/06      547,494  1,387,474
                                   -------                                            ---------- ----------
                          Total    120,000                                            $1,492,750 $3,783,904
Donald C. Tomasso(5)....  MNR       55,272            3.7%(7)    $25.0505    7/1/06   $  870,760 $2,206,679
                          CHI            0                            --        --           --         --
                                   -------                                            ---------- ----------
                          Total     55,272                                            $  870,760 $2,206,679
James H. Rempe(5).......  MNR       20,430            1.6%(7)    $25.0505    7/1/06   $  321,856 $  815,647
                          CHI        5,625               (6)     $14.5095    7/1/06       52,327    130,075
                                   -------                                            ---------- ----------
                          Total     26,055                                            $  373,183 $  945,722
Scott J. Van Hove(5)....  MNR       39,480            2.6%(7)    $25.0505    7/1/06   $  621,972 $1,576,199
                          MNR       25,000(1)         2.6%       $27.0000   1/15/07      424,500  1,075,750
                          CHI            0                                                   --         --
                                   -------                                            ---------- ----------
                          Total     64,480                                            $1,046,472 $2,651,949
Wolfgang von Maack(5)...  MNR       22,108           1.47%(7)    $25.0505    7/1/06   $  348,285 $  882,623
                          CHI            0            --              --        --           --         --
                                   -------                                            ---------- ----------
                          Total     22,108                                            $  348,385 $  882,623

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.
(1) All of the options shown, except for Mr. Van Hove's 25,000 MNR options, were granted prior to the Choice Spin-off. In connection with the Choice Spin-off, the existing options were converted, in some cases, into options to purchase Manor Care Common Stock and options to purchase Choice common stock. In all cases, the exercise prices were adjusted to maintain the same financial value to the option holder before and after the Choice Spin-off. The number of options set forth in the above table present the number and exercise prices of the options after the Choice Spin-off.
(2) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast future possible appreciation, if any, of Manor Care's stock price. Since options are granted at market price, a zero percent gain in the stock price will result in no realizable value to the optionees.
(3) A 5% per year appreciation in stock price from $25.0505 per share yields $40.8046, from $14.5095 per share yields $23.6344, from $13.8933 per share yields $22.6344 and from $27.00 per share yields $43.98.
(4) A 10% per year appreciation in stock price from $25.0505 per share yields $64.9745, from $14.5095 per share yields $37.6339, from $13.8933 per share yields $36.0356 and from $27.00 per share yields $70.03.
(5) The options granted to the officers vest at the rate of 20% per year commencing on the first through the fifth anniversary of the date of the stock option grant.
(6) Information is not available for the total number of Choice options granted during the fiscal year 1997.
(7) This percentage relates to the number of options granted to the officers prior to the conversion of such options in the Choice Spin-off. The converted number of options is listed in this table.

                   AGGREGATE OPTION EXERCISES IN FISCAL 1997
                          AND YEAR-END OPTION VALUES

                                                                                    VALUE OF UNEXERCISED
                                                          NUMBER OF UNEXERCISED     IN-THE-MONEY OPTIONS
                                   SHARES                OPTIONS AT MAY 31, 1997       AT MAY 31, 1997
                                  ACQUIRED     VALUE    ------------------------- -------------------------
                                 ON EXERCISE  REALIZED  EXERCISABLE UNEXERCISABLE
                         COMPANY      #          $           #            #       EXERCISABLE UNEXERCISABLE
                         ------- ----------- ---------- ----------- ------------- ----------- -------------
Stewart Bainum, Jr. .... MNR       329,791   $2,318,180   174,000      221,000    $3,633,404   $2,749,771
                         CHI       465,000    3,105,452   239,000      221,000     2,758,324    1,334,863
Donald C. Tomasso....... MNR           --           --    109,138      278,734     1,178,161    3,491,641
                         CHI           --           --     66,500            0       612,534          --
James H. Rempe.......... MNR        30,587      543,625    22,835       82,881       352,453    1,086,277
                         CHI           --           --     57,374       28,000       600,600      205,906
Scott J. Van Hove....... MNR           --           --     61,894      212,142     1,159,075    2,415,701
                         CHI           --           --     45,000            0       457,268          --
Wolfgang von Maack...... MNR           --           --     73,353      102,888     1,578,129    1,497,752
                         CHI           --           --     71,300            0       840,092          --

--------
 * References to "MNR" are to Manor Care and "CHI" are to Choice.
(1) The closing price of Manor Care's common stock and for Choice common stock as reported by the New York Stock Exchange on May 30, 1997, was $28.625 and $15.75, respectively. The value is calculated on the basis of the difference between the option exercise price and such closing price multiplied by the number of shares of common stock underlying the option.

RETIREMENT PLANS

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the Supplemental Executive Retirement Plan (the "SERP"). Participants will be selected by the Board or any designated committee and will be at the level of Senior Vice President or above.

  Participants in the SERP will receive a monthly benefit for life based upon final average salary and years of service. Final average salary is the average of the monthly base salary, excluding bonuses or commissions, earned in a 60 month period out of the 120 months of employment which produces the highest average, prior to the first occurring of the early retirement date or the normal retirement date. The normal retirement age is 65, and participants must have a minimum of 15 years of service. Participants may retire at age 60 and may elect to receive reduced benefits commencing prior to age 65, subject to Board approval. All of the Named Officers who will be participants are age 55 or younger, so that none of their compensation reported above would be included in the final average salary calculation.

  Assuming that the following officers continue to be employed by ManorCare Health Services until they reach age 65, their credited years of service would be as follows:

                                                  CURRENT YEARS YEARS OF SERVICE
     NAME OF INDIVIDUAL                            OF SERVICE      AT AGE 65
     ------------------                           ------------- ----------------
     Stewart Bainum, Jr. ........................     23.5             38
     Donald C. Tomasso...........................        6             19
     Scott J. Van Hove...........................       10             35

Mr. Rempe has twenty-seven current years of service and had twenty-five years of service at age sixty-five.

  The table below sets forth estimated annual benefits payable upon retirement to persons in specified compensation and years of service classifications. These benefits are straight life annuity amounts, although participants have the option of selecting a joint and 50% survivor annuity or ten-year certain payments. The benefits are not subject to offset for social security and other amounts.

                          YEARS OF SERVICE/BENEFIT AS
                      PERCENTAGE OF FINAL AVERAGE SALARY

                                                                                       25 OR
         REMUNERATION            15/15%                    20/22.5%                   MORE/30%
         ------------            -------                   --------                   --------
           $300,000              $45,000                   $ 67,500                   $ 90,000
            350,000               52,500                     78,750                    105,000
            400,000               60,000                     90,000                    120,000
            450,000               67,500                    101,250                    135,000
            500,000               75,000                    112,500                    150,000
            600,000               90,000                    135,000                    180,000

  Prior to the Distribution, it is expected that the existing Manor Care Retirement Savings and Investment Plan (the "401(k) Plan"), a defined contribution retirement, savings and investment plan for its employees and the employees of its participating affiliated companies, will be amended to cover both Manor Care Realty and ManorCare Health Services. The 401(k) Plan will be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and will include a cash or deferred arrangement under
Section 401(k) of the Code. All employees age 21 or over who have worked for ManorCare Health Services (or Manor Care) for a twelve-month period during which such employee completed at least 1,000 hours will be eligible to participate. Subject to certain non-discrimination requirements, each employee will be able to contribute an amount to the 401(k) Plan on a pre-tax basis up to 15% of the employee's salary, but not more than the current federal limit of $9,500. ManorCare Health Services will match contributions made by its employees subject to certain limitations. The amount of the match will be equal to a percentage of the amount of salary reduction contribution made on behalf of a participant during the plan year based upon a formula that involves the profits of ManorCare Health Services for the year and the number of years of service of the participant.

  Prior to the Distribution, it is expected that the existing Manor Care Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") will be amended to cover both Manor Care Realty and ManorCare Health Services. Certain select highly compensated members of management of ManorCare Health Services will be eligible to participate in the Plan. The Nonqualified Savings Plan will mirror the provisions of the 401(k) Plan, to the extent feasible, and will be structured so as to provide the participants with a pre-tax savings vehicle to the extent that pre-tax savings are limited under the 401(k) Plan as a result of various governmental regulations, such as non-discrimination testing.

  ManorCare Health Services match under the 401(k) Plan and the Nonqualified Savings Plan will be limited to a maximum aggregate of 6% of the annual salary of a participant. Likewise, participant contributions under the two plans will not exceed the aggregate of 15% of the annual salary of a participant.

OPTION AND STOCK PURCHASE PLANS

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, all employees who have completed one year of service are eligible to participate. Eligible employees may purchase stock of ManorCare Health Services in an amount of no less than 2% nor more than 10% of compensation (as defined in the Stock Purchase Plan), subject to an overall maximum purchase per employee per calendar year of $25,000. At the end of each quarterly offering period, ManorCare Health Services will contribute cash equal to 10% of the purchase price of the common stock so purchased. ManorCare Health Services will pay the administrative costs for the purchase of ManorCare Health Services common stock.

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services 1997 Long-Term Incentive Plan (the "Incentive Plan"), pursuant to which key employees of the Company and its subsidiaries are eligible to be granted awards under the Incentive Plan. The types of awards that may be granted under the Incentive Plan are restricted shares, incentive stock options, nonqualified stock options, stock appreciation rights and performance shares. A total of up to 7.1 million shares of common stock will be reserved for issuance pursuant to the Incentive Plan.

EMPLOYMENT AGREEMENTS

  ManorCare Health Services expects to enter into an employment agreement, effective upon the Effective Date, with Stewart Bainum, Jr. (the "Employment Agreement"), providing for Mr. Bainum, Jr.'s employment as Chairman of the Board of ManorCare Health Services. The Employment Agreement will have a term of three years and either ManorCare Health Services or Mr. Bainum may terminate the Employment Agreement upon 30 days' prior written notice on the first and second anniversary dates of the Employment Agreement. The Employment Agreement will provide that Mr. Bainum, Jr. will devote 12.5% of his professional time to the affairs of Sunburst, 12.5% of his professional time to the affairs of Choice Hotels, 37.5% of his professional time to the affairs of Manor Care Realty and the remaining 37.5% of his professional time to the affairs of ManorCare Health Services. The Employment Agreement provides for a base salary of approximately $258,000 per annum for services to ManorCare Health Services and a maximum bonus of 60% of Mr. Bainum, Jr.'s base compensation based upon the performance of ManorCare Health Services.

  ManorCare Health Services has entered into an employment agreement, dated July 14, 1997, with Scott Jacob Van Hove (the "Van Hove Employment Agreement"), providing for Mr. Van Hove's employment as Executive Vice President, Operations of ManorCare Health Services. The Van Hove Employment Agreement will expire on July 14, 2000, after which the parties may extend the term if they mutually desire to do so. The Van Hove Employment Agreement provides for a base salary of approximately $263,000 per annum and a maximum bonus of 50% of Mr. Van Hove's base compensation based upon the performance of ManorCare Health Services.

              THE BOARD OF DIRECTORS OF MANORCARE HEALTH SERVICES

DIRECTORS OF MANORCARE HEALTH SERVICES

  ManorCare Health Services' Board of Directors will be classified into three classes, designated Class I, Class II and Class III, each class to be as nearly equal in number of directors as possible. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of ManorCare Health Services' stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of ManorCare Health Services' stockholders; and the term of the initial Class III directors will terminate on the date of the 2000 annual meeting of ManorCare Health Services' stockholders. At each annual meeting of ManorCare Health Services' stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office. Increases or decreases in the number of directors will be apportioned among the classes as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

  The name, age, proposed class of directorship upon consummation of the Distribution and business background (other than executive officers who are directors) of each of the persons who are expected to become on the Effective Date the directors of ManorCare Health Services are set forth below.

   NAME                              AGE                POSITION
   ----                              ---                --------
Stewart Bainum, Jr. ................  51 Chairman of the Board; Class I Director
Regina E. Herzlinger................  53 Class II Director
William H. Longfield................  59 Class III Director
Frederic V. Malek...................  60 Class II Director
Jerry E. Robertson, Ph.D. ..........  64 Class III Director
Kennett L. Simmons..................  55 Class III Director
Donald C. Tomasso...................  52 Class I Director

  Stewart Bainum, Jr. Mr. Bainum, Jr. will resign as Chief Executive Officer of Manor Care on the Effective Date. Following the Distribution, Mr. Bainum, Jr. will also act as Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. has also acted as Chairman of the Board of Choice Hotels since October, 1997, and of Sunburst (formerly named Choice Hotels International, Inc.) since November 1996. It is expected that Mr. Bainum, Jr. will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to ManorCare Health Services and 37.5% of his time to Manor Care Realty. Chairman of the Board of Manor Care and Old ManorCare Health Services since March 1987; Chief Executive Officer of Manor Care since March 1987 and President since June 1989; Chairman of the Board of Vitalink since February, 1997; Vice Chairman of the Board of Vitalink from February 1995 to February 1997; Vice Chairman of the Board of Manor Care and subsidiaries from June 1982 to March 1987; Director of Manor Care since August 1981, of Vitalink since September 1991, of Old ManorCare Health Services since 1976 and of Choice and its predecessors since 1977; Chief Executive Officer of Old ManorCare Health Services since June 1989 and President from May 1990 to May 1991; Chairman of the Board and Chief Executive Officer of Vitalink from September 1991 to February 1995 and President and Chief Executive Officer from March 1987 to September 1991; Chairman of the Board of Choice from March 1987 to June 1990.

  Regina E. Herzlinger. Nancy R. McPherson Professor of Business
Administration, Harvard Business School, since 1971. Director: C.R. Bard, Inc., Deere & Company, Cardinal Health Care, Inc., Schering-Plough Corporation and Total Renal Care Inc.

  William H. Longfield. Chairman and Chief Executive Officer of C.R. Bard, Inc. (medical devices) since September 1995; President and Chief Executive Officer from June 1994 to September 1995; President and Chief Operating Officer of C.R. Bard, Inc. from September 1991 to June 1994; Executive Vice President and Chief Operating Officer of C.R. Bard, Inc. from February 1989 to September 1991. Director: C.R. Bard, Inc., Horizon Mental Health Management, Inc., United Dental Care, Inc., The West Company and Atlantic Health Systems.

  Frederic V. Malek. Chairman, Thayer Capital Partners since March 1993; Co-chairman of CB Commercial Real Estate Group, Inc. from April 1989 to October 1996; Campaign Manager, Bush-Quayle '92 Campaign from January 1992 to December 1992; Vice Chairman of NWA, Inc. (airlines) from July 1990 to December 1991.
Director: American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Inc., Choice, FPL Group, Inc., Northwest Airlines, Inc. and various Paine Webber mutual funds.

  Jerry E. Robertson, Ph.D. Retired; Executive Vice President of 3M Life Sciences Sector and Corporate Services from November 1984 to March 1994.
Director: Allianz Life Insurance Company of North America, Cardinal Inc., Choice Hotels International, Inc., Coherent, Inc., Haemonetics Corporation, Medwave, Inc., Project Hope and Stris Corporation.

  Kennett L. Simmons. Chairman and Chief Executive Officer of the Metra Health Companies from June 1994 to October 1995; Senior Advisor to E.M. Warburg, Pincus & Co. from 1991 to 1994; Chairman and Chief Executive Officer of United Healthcare Corporation from October 1987 to February 1991. Director: United Healthcare Corporation and Virginia Health Care Foundation.

  Donald C. Tomasso. Executive Vice President of Manor Care and President of Old ManorCare Health Services since September 1996; President, Long-Term Care Division of Old ManorCare Health Services from February 1995 to August 1996 and a Director of Old ManorCare Health Services since June 1991; President and Chief Operating Officer of Old ManorCare Health Services from May 1991 to February 1995; Chairman and Chief Executive Officer of Vitalink from February 1995 to February 1997 and Vice Chairman from September 1991 to February 1995; previously employed by Marriott Corporation for more than five years, including as Executive Vice President/General Manager of the Roy Rogers Division; Director of In Home Health since October 1995.

  Prior to the Effective Date, the directors of ManorCare Health Services are Stewart Bainum, Jr., James H. Rempe, Senior Vice President, General Counsel and Secretary of Manor Care, and Leigh C. Comas, Vice President, Finance and Treasurer of Manor Care, and the executive officers of ManorCare Health Services are Stewart Bainum, Jr., Donald C. Tomasso, James H. Rempe, Leigh C. Comas and Margarita A. Schoendorfer. Following the Distribution, Stewart Bainum, Jr. will be Chairman of the Board of the Company and Chairman of the Board of Manor Care Realty. Mr. Bainum, Jr. is also the Chairman of the Board of Choice. It is expected that he will devote 12.5% of his time to Choice Hotels, 12.5% of his time to Sunburst, 37.5% of his time to the Company and 37.5% of his time to Manor Care Realty. After the Distribution, Kennett L. Simmons will also be a director of Manor Care Realty.

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon consummation of the Distribution, the Board of Directors is expected to consist of eight members. Following the Distribution Date, additional non-employee directors may be elected to the Board of Directors. The additional non-employee directors have not yet been determined. It is expected that the Board of Directors will hold five meetings during the fiscal year and that the standing committees of the Board will include the Audit Committee, the Finance Committee, the Compensation/Key Executive Stock Option Plan Committee and the Nominating/Governance Committee. The members of the committees have not yet been determined.

  The Compensation/Key Executive Stock Option Plan Committee will administer the Company's stock option plans and grant options thereunder, will review compensation of officers and key management employees, will recommend development programs for employees such as training, bonus and incentive plans, pensions and retirement, and will review other employee fringe benefit programs.

  The Compensation/Key Executive Stock Option Committee No. 2, will be formed to comply with certain provisions of the Omnibus Budget Reconciliation Act of 1993 and Rule 16b-3 under the Exchange Act. The Committee will administer the Company's stock option plans, grant stock options thereunder and review the compensation of the CEO and the four most highly compensated officers (and others potentially in that classification) for each fiscal year.

  The Quality Assurance Committee will review the operations of ManorCare Health Services and facilities to determine if acceptance standards of quality are being maintained.

  The Audit Committee will review the scope and results of the annual audit, will review and approve the services and related fees of ManorCare Health Services' independent public accountants, will review ManorCare Health Services' internal accounting controls and will review ManorCare Health Services' Internal Audit Department and its activities.

  The Nominating/Governance Committee will recommend to the Board of Directors the members to serve on the Board of Directors during the ensuing year and will deal with corporate governance issues. The Committee will not consider nominees recommended by stockholders.

NON-EMPLOYEE DIRECTOR PLAN

  Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services Inc. Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan (the "Non-Employee Director Plan"). Part A of the Non-Employee Director Plan provides that eligible non-employee directors will be granted options to purchase 5,000 shares of Common Stock on their date of election and will be granted options to purchase 1,000 shares as of each annual stockholders' meeting of ManorCare Health Services; provided, however that current directors of Manor Care will not receive 5,000 shares upon election to the ManorCare Health Services Board. Part B of the Non-Employee Director Plan provides that eligible non-employee directors may elect, prior to May 31 of each year, to defer a minimum of 25% of committee fees earned during the ensuing fiscal year. The fees which are so deferred will be used to purchase Common Stock on the open market within 15 days after December 1, February 28, and May 31 of such fiscal year. Pending such purchases, the funds will be credited to an Interest Deferred Account, which will be interest bearing. Stock which is so purchased will be deposited in a Stock Deferred Account pending distribution in accordance with the Non-Employee Director Plan.

  Directors who will be employees of the Company will receive no separate remuneration for their services as directors. Prior to the Distribution, it is expected that ManorCare Health Services will adopt the ManorCare Health Services, Inc. Non-Employee Director Stock Compensation Plan, pursuant to which eligible non-employee directors will receive annually, in lieu of cash, restricted stock of ManorCare Health Services, the fair market value of which at the time of grant will be equal to $30,000, which will represent the Board retainer and meeting fees. In addition, all non-employee directors will receive $1,610 per diem for Committee meetings attending, except where the Committee meeting is on the same day as a Board meeting, and will be reimbursed for travel expenses and other out-of-pocket costs incurred in attending meetings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF MANORCARE HEALTH SERVICES

  Based on information which has been obtained from Manor Care's records and a review of statements filed with the Securities and Exchange Commission (the "Commission") pursuant to Section 13(g) of the Exchange Act with respect to Manor Care common stock and received by Manor Care prior to August 5, 1997, no person known to Manor Care will be the beneficial owner of more than 5% of the Common Stock of ManorCare Health Services upon completion of the Distribution other than as set forth below:

                                                 NUMBER OF
                                              SHARES OF COMMON PERCENT OF CLASS
                                              STOCK AS OF THE      AS OF THE
   NAME AND ADDRESS                            EFFECTIVE DATE  EFFECTIVE DATE(2)
   ----------------                           ---------------- -----------------
   Stewart Bainum(1)(3)......................    10,156,643         15.22%
   Stewart Bainum, Jr.(1)(4).................    15,269,851         22.86%
   Barbara Bainum(1)(5)......................     5,485,815          8.22%
   Bruce Bainum(1)(6)........................     5,482,302          8.21%
   Ronald Baron(7)...........................     7,976,459         11.96%

--------
(1) Stewart Bainum, Jr., Bruce Bainum and Barbara Bainum are children of Stewart Bainum. The total beneficial ownership of the Bainum family (set forth in the table above in the names of Stewart Bainum, Stewart Bainum, Jr., Barbara Bainum and Bruce Bainum) is 19,978,307 shares (which excludes overlapping interests). Such collective interest represents 29.95% of the outstanding Common Stock of Manor Care.
(2) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.
(3) Includes 3,765,478 shares held directly or indirectly by the Stewart Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum; his joint interest in 895,466 shares owned by Bainum Associates Limited Partnership ("Bainum Associates"), and 1,082,857 shares owned by MC Investments Limited Partnership ("MC Investments"), each of which is a limited partnership in which Mr. Bainum has joint ownership with his wife as a limited partner and as such has the right to acquire at any time a number of shares equal in value to the liquidation preference of their limited partnership interest; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty Investment"), a real estate investment and management company in which Mr. Bainum and his wife have shared voting authority; 40,305 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority; and 500 shares held by Mid-Pines Associates, L.P. ("Mid-Pines") in which Mr. Bainum has shared voting authority. Also includes 792 shares of restricted stock granted pursuant to the Manor Care, Inc. Non-Employee Director Stock Compensation Plan. Also includes 798,711 shares held by the Jane L. Bainum Declaration of Trust, the sole trustee of which is Mr. Bainum's wife. Also includes 3,665 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Does not include shares owned beneficially by Stewart Bainum, Jr, Mr. Bainum's son, whose interests are stated in the above table, except shares owned by Bainum Associates, MC Investments, Realty Investment and Mid-Pines in which Mr. Bainum has a beneficial interest.
(4) Includes 5,417,761 shares owned by Bainum Associates and 4,415,250 shares owned by MC Investments, in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid-Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Manor Care, Inc. Retirement Savings and Investment Plan (the "401(k) Plan") and the Manor Care, Inc. Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan") (based upon a report of each plan's trustee for June 1997).

(5) Includes 98,013 shares held directly by Ms. Bainum; 3,567,869 shares held by Realty Investment, and 1,779,628 shares held by Mid-Pines, in both of which Ms. Bainum has shared voting authority. Also includes 40,305 shares held by the Commonweal Foundation in which Ms. Bainum has shared voting authority.
(6) Includes 94,500 shares held directly by Mr. Bainum; 3,567,869 shares held by Realty Investment, 1,779,628 shares held by Mid-Pines and 40,305 shares held by the Commonweal Foundation, in all of which Mr. Bainum has shared voting authority.
(7) Includes 163,620 shares owned directly by Mr. Baron. Also includes 705,000 shares owned by Baron Capital Partners, L.P. and Baron Investment Partners, L.P., investment partnerships of which Mr. Baron is General Partner; 5,950,000 shares owned by two investment companies registered under the Investment Company Act of 1940, Baron Asset Fund and Baron Growth & Income Fund, which are advised by BAMCO, Inc., a registered investment adviser which is controlled by Mr. Baron; 1,157,839 shares held for the accounts of investment advisory clients of Baron Capital Management, Inc., a registered investment adviser controlled by Mr. Baron.

        BENEFICIAL OWNERSHIP OF MANAGEMENT OF MANORCARE HEALTH SERVICES

  The following table sets forth information with respect to the shares of Common Stock which are expected to be beneficially owned by each director and Named Executive Officer of ManorCare Health Services and by all directors and executive officers of ManorCare Health Services as a group as of the Effective Date based upon their respective holdings of Manor Care common stock as of August 5, 1997. See "Management of ManorCare Health Services--Compensation of Executive Officers."

                                             AMOUNT AND NATURE OF
                      NAME                   BENEFICIAL OWNERSHIP PERCENTAGE(1)
                      ----                   -------------------- -------------
    Stewart Bainum, Jr.(2)..................      15,269,851         22.86%
    Regina E. Herzlinger(3).................           7,731            *
    William H. Longfield(4).................           9,207            *
    Frederic V. Malek(5)....................           5,457            *
    Jerry E. Robertson, Ph.D.(6)............          19,125            *
    Kennett L. Simmons......................             792            *
    Donald C. Tomasso(7)....................         143,424            *
    James H. Rempe(8).......................          61,162            *
    Scott J. Van Hove(9)....................          83,181            *
    All directors and executive officers of
     the Company as a group
     (12 persons)(10).......................      15,599,930         22.86%

--------
  * Less than 1%.
 (1) Percentages are based on 66,709,912 shares outstanding on August 5, 1997 plus shares which would be issued assuming that the person exercises all options which are exercisable within 60 days thereafter.
 (2) Includes 5,417,761 shares owned by Bainum Associates Limited Partnership and 4,415,250 shares owned by MC Investments Limited Partnership, limited partnerships in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares. Authority to vote such shares is held by the voting general partner, Mr. B. Houston McCeney. Also includes 1,779,628 shares owned by Mid-Pines, in which Mr. Bainum, Jr. is a managing general partner and has shared voting authority; 3,567,869 shares held by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. has shared voting authority. Also includes 88,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 350 shares and 993 shares, respectively, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the ManorCare Health Services Retirement Savings and Investment Plan (the "401(k) Plan") and the ManorCare Health Services Nonqualified Retirement Savings and Investment Plan (the "Nonqualified Savings Plan").
 (3) Includes 3,159 shares which Professor Herzlinger has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997. Also includes 200 shares held by spouse as custodian for a minor. Beneficial ownership of such shares is disclaimed.
 (4) Includes 5,791 shares which Mr. Longfield has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (5) Includes 3,665 shares which Mr. Malek has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (6) Includes 13,500 shares held by the JJ Robertson Limited Partnership, of which Mr. Robertson and his wife are the general partners with shared voting authority; also includes 3,665 shares which Mr. Robertson has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997.
 (7) Includes 40 shares held by adult children of Mr. Tomasso who share the same household. Beneficial ownership of such shares is disclaimed. Also includes 135,984 shares which Mr. Tomasso has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 326 shares and 574 shares, respectively, which Mr. Tomasso has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.
 (8) Includes 3,552 shares which Mr. Rempe has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 780 shares and 424 shares, respectively, which Mr. Rempe has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
 (9) Includes 81,823 shares which Mr. Van Hove has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and 337 shares and 376 shares, respectively, which Mr. Van Hove has the right to receive upon termination of his employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and Nonqualified Savings Plan.
(10) Includes a total of 410,173 shares which the officers and directors included in the group have the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after August 5, 1997, and a total of 2,592 shares and 3,220 shares, respectively, which such directors and officers have the right to receive upon termination of their employment with ManorCare Health Services pursuant to the terms of the 401(k) Plan and the Nonqualified Savings Plan.

                           DESCRIPTION OF THE NOTES

  The Notes will be issued under an Indenture (the "Indenture") to be dated as
of      , 1998 among the Company, the Guarantors and           , as trustee
(the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." References in this "Description of the Notes" section to "the Company" mean only ManorCare Health Services, Inc. (to be renamed Manor Care Real Estate Corp. upon consummation of the Distribution) and not any of its Subsidiaries and references to "the Parent Guarantor" mean only Manor Care, Inc. (to be renamed Manor Care Realty, Inc. upon consummation of the Distribution) and not any of its Subsidiaries.

GENERAL

  The Notes will be unsecured general obligations of the Company. The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. Pursuant to the Indenture, the Trustee, initially, will serve as registrar and paying agent. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL OF THE NOTES

  The Notes will be limited to $350 million aggregate principal amount and
will mature on     , 2008. Cash interest on the Notes will accrue at a rate of
  % per annum and will be payable semi-annually in arrears on each     and
      , commencing on      , 1998, to the holders of record of Notes at the
close of business on      and       , respectively, immediately preceding such
interest payment date. Interest will accrue from the most recent interest payment date to which interest has been paid or, if no interest has been paid,
from      , 1998. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

OPTIONAL REDEMPTION

  The Notes will be redeemable at the option of the Company, in whole or in
part, at any time on or after     , 2003, at the redemption prices (expressed
as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period
beginning on     of the years indicated below:

                                                                      REDEMPTION
      YEAR                                                              PRICE
      ----                                                            ----------
      2003...........................................................         %
      2004...........................................................         %
      2005...........................................................         %
      2006 and thereafter............................................  100.000%

  In addition, at any time and from time to time on or prior to      , 2001,
the Company may redeem in the aggregate up to 35% of the originally issued aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings by the Parent Guarantor or the Company at a redemption price in cash equal to % of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, that at least 65% of the originally issued aggregate principal amount of the Notes must remain outstanding immediately after giving effect to each such redemption (excluding any Notes held by the Parent Guarantor, the Company or any of its Affiliates). Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Public Equity Offering of the Parent Guarantor or the Company.

SELECTION AND NOTICE OF REDEMPTION

  In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, however, that if a partial redemption is made with the net cash proceeds of a Public Equity Offering by the Company, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited.

  Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

GUARANTEES

  The Company's obligations under the Notes will be fully and unconditionally and jointly and severally guaranteed (the "Guarantees") by the Parent Guarantor and by each of the Restricted Subsidiaries other than inactive Restricted Subsidiaries with no material assets (together, the "Guarantors"). As of the Issue Date, all of the Subsidiaries of the Parent Guarantor and the Company shall be Restricted Subsidiaries. Manor Care Real Estate and the Guarantors are the sole obligors on the Notes and holders of the Notes may rely only upon Manor Care Real Estate and the Guarantors for repayment of the Notes. ManorCare Health Services and its subsidiaries will not be guarantors of the notes and holders of the Notes will not have any claim with respect to payment on the Notes against ManorCare Health Services or its subsidiaries. Each of the Guarantors will also be guaranteeing all obligations of the Company under the Credit Facilities, and each Guarantor will grant a security interest in certain of its assets to secure its obligations under the Credit Facilities. The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

  The Indenture will provide that the Company shall cause each Restricted Subsidiary issuing a Guarantee after the Issue Date pursuant to the "Limitation on Guarantees by Restricted Subsidiaries" covenant to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall become a party to the Indenture and thereby unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms set forth therein and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary (which opinion may be subject to customary assumptions and qualifications). Thereafter, such Restricted Subsidiary shall (unless released in accordance with the terms of this Indenture) be a Guarantor for all purposes of the Indenture.

  Each Guarantee will be a continuing guarantee and will (a) remain in full force and effect until payment in full of all of the obligations covered thereby, (b) be binding upon each Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

  The Indenture will provide that if (1) all or substantially all of the assets of any Subsidiary Guarantor or all of the Equity Interests of any Subsidiary Guarantor are sold (including by issuance or otherwise) by the Company or by the Parent Guarantor (2) the unsecured senior Indebtedness of the Parent Guarantor, without benefit of any credit enhancement, shall have been rated the Minimum Rating, or (3) a Subsidiary Guarantor shall no longer be required to guarantee the obligations of the Company under, or otherwise provide credit support with respect to, the Credit Facilities, then such Subsidiary Guarantor or all Subsidiary Guarantors, as the case may be, shall be released and discharged of all obligations in respect of the Indenture and the Notes. The earlier of the date on which the circumstances set forth in clause (2) of the immediately preceding sentence occurs and the date on which the circumstances set forth in clause (3) of the immediately preceding sentence occurs, with respect to all of the Subsidiary Guarantors, is herein referred to as the "Subsidiary Guarantee Termination Date." Following the Subsidiary Guarantee Termination Date, no Restricted Subsidiary shall be required to issue a Guarantee. Upon the occurrence of the events described in the foregoing clauses (1) or (2), the release of the relevant Guarantees shall be permanent. See also "Risk Factors--Restrictions Imposed by Terms of Manor Care Realty's Indebtedness."

  Any Subsidiary Guarantor that is designated an Unrestricted Subsidiary pursuant to and in accordance with the "Designation of Unrestricted Subsidiaries" covenant shall upon such Designation be released and discharged of its Guarantee obligations in respect of the Indenture and the Notes and any Unrestricted Subsidiary whose Designation is revoked prior to the Subsidiary Guarantee Termination Date pursuant to the "Designation of Unrestricted Subsidiaries" covenant will be required to become a Guarantor in accordance with the procedure described in the third preceding paragraph.

OFFER TO PURCHASE UPON A CHANGE OF CONTROL TRIGGERING EVENT

  Following the occurrence of a Change of Control Triggering Event (the date of such occurrence being the "Change of Control Date"), the Company shall notify the Holders of the Notes of such occurrence in the manner prescribed by the Indenture and shall, within 30 days after the Change of Control Date, make an Offer to Purchase all Notes then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon (the "Change of Control Offer Price"), if any, to the Purchase Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be required to purchase Notes pursuant to this covenant in the event it has exercised its rights to redeem all of the Notes as described under "-- Optional Redemption."

  If the Company is required to make an Offer to Purchase, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that, with the passing of time or giving of notice, or both, would constitute an Event of Default.

  Notwithstanding the foregoing, the Company shall not be required to make an Offer to Purchase upon a Change of Control Triggering Event, as provided above, if, in connection with any Change of Control, it or any third party has made an offer to purchase (an "Alternate Offer") any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Offer Price and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer.

  The Company may not have adequate funds to effect a purchase of the Notes upon a Change of Control Triggering Event and, in such case, may seek to obtain such funds through additional debt or equity financing. There can be no assurance that the Company would be able to obtain such funds. The Credit Facilities contain similar provisions requiring repayment in full upon a change of control and, further, will prohibit the Company from making required purchases with respect to the Notes prior to repayment in full of all amounts outstanding under the Credit Facilities. Consequently, any such purchase of Notes could constitute an event of default under the Credit Facilities. The Company's ability to repurchase the Notes upon a Change of Control Triggering Event may also be limited by the terms of other then existing contractual obligations of the Company and its subsidiaries. If the Company fails to purchase all of the Notes tendered for purchase upon the occurrence of a Change of Control Triggering Event, such failure will constitute an Event of Default under the Indenture.

  With respect to the sale of assets referred to in the definition of Change of Control, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to an offer to purchase.

  The Change of Control provision may deter certain takeover attempts which trigger the obligation to purchase because such provision could require a potential new controlling person to obtain additional financing to purchase tendered Notes or to use cash on hand at the Company for such purpose. Notwithstanding the Change of Control provision, the Company could enter into certain highly leveraged transactions, including a reorganization, restructuring, merger or other similar transaction, that could increase the amount of debt outstanding and adversely affect the holders, because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions or may not result in a downgrade in ratings of the Notes as required under the definition of Change of Control Triggering Event.

  Except as described above with respect to a Change of Control Triggering Event, the Indenture does not contain provisions that permit the Holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a highly leveraged transaction.

CERTAIN COVENANTS

  Limitation on Indebtedness. The Parent Guarantor shall not, and shall not cause or permit the Company or any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except for Permitted Indebtedness; provided, however, that the Parent Guarantor, the Company or any Restricted Subsidiary may Incur Indebtedness if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom, the Consolidated Coverage Ratio of the Parent Guarantor would be greater than 2.0 to 1.0.

  The limitations contained in the preceding paragraph will not apply to the Incurrence of any of the following (collectively, "Permitted Indebtedness"), each of which shall be given independent effect:

    (a) Indebtedness under the Notes and the Guarantees;

    (b) Indebtedness of the Parent Guarantor, the Company and any Subsidiary Guarantor Incurred under the Credit Facilities in an aggregate principal amount at any time outstanding not to exceed $450 million; provided that such Indebtedness may exceed $450 million but only to the extent that, and for so long as, the total aggregate amount at any one time outstanding does not exceed 50% of the consolidated property and equipment of the Parent Guarantor, as reflected on the Parent Guarantor's and its Restricted Subsidiaries most recent monthly consolidated balance sheet prepared in accordance with GAAP;

    (c) Indebtedness under the Real Estate Note [and the Old Senior Notes] in an aggregate principal amount at any one time outstanding not to exceed $250 million;

    (d) (x) Indebtedness of any Restricted Subsidiary owed to and held by the Parent Guarantor or the Company or any Restricted Subsidiary, (y) Indebtedness of the Company owed to and held by the Parent Guarantor or any Restricted Subsidiary and (z) Indebtedness of the Parent Guarantor owed to and held by the Company or any Restricted Subsidiary that is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Indenture and the Notes; provided, however, that an Incurrence of Indebtedness that is not permitted by this clause (d) shall be deemed to have occurred upon any sale or other disposition of any Indebtedness of the Parent Guarantor or the Company or any Subsidiary of the Company referred to in this clause (d) to a Person (other than the Parent Guarantor or the Company or a Restricted Subsidiary);

    (e) Indebtedness incurred prior to and existing on the Issue Date; provided, that, effective on the Distribution Date, any Indebtedness of the Parent Guarantor under the Existing Revolving Credit Facility and the Promissory Note shall not be Permitted Indebtedness;

    (f) Interest Rate Protection Obligations and Currency Agreements; provided, that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the principal amount of Indebtedness of the Parent Guarantor, the Company and the Restricted Subsidiaries, as the case may be, outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

    (g) Purchase Money Indebtedness and Capitalized Lease Obligations of the Parent Guarantor, the Company or any Subsidiary Guarantor which do not exceed 10% of the total consolidated tangible assets of the Parent Guarantor and the Restricted Subsidiaries as reflected on the Parent Guarantor's most recent consolidated balance sheet prepared in accordance with GAAP, in the aggregate, at any one time outstanding;

    (h) Indebtedness to the extent representing a refinancing of outstanding Indebtedness Incurred in compliance with the Consolidated Coverage Ratio of the first paragraph of this covenant or clauses (a), (c), (e) or (i) of this paragraph of this covenant; provided, however, that any such refinancing (i) shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness being refinanced, plus the amount of accrued interest thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (ii) shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced; and (iii) with respect to Indebtedness that is subordinated to the Notes, shall be refinanced with Indebtedness that is made subordinate in right of payment to the Notes; and

    (i) In addition to the items referred to in clauses (a) through (g) above, Indebtedness of the Parent Guarantor, the Company or any Restricted Subsidiary in an aggregate principal amount at any one time outstanding not to exceed $50 million.

  For purposes of determining compliance with, and any particular amount of Indebtedness under, the "Limitation on Indebtedness" covenant, guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness shall be disregarded (x) if otherwise included in the determination of such particular amount, or (y) if incurred by the obligor on such Indebtedness, to the extent that any such guarantee, Lien or letter of credit secures the principal amount of such Indebtedness. For purposes of determining compliance with the "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in this definition of Permitted Indebtedness, the Parent Guarantor, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.


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

  Limitation on Restricted Payments. The Parent Guarantor shall not, directly or indirectly,

    (i) declare or pay any dividend or any other distribution on any Equity Interests of the Parent Guarantor or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Parent Guarantor (other than dividends or distributions payable to any Person solely in Qualified Equity Interests of the Parent Guarantor or in options, warrants or other rights to purchase Qualified Equity Interests of the Parent Guarantor);

    (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Parent Guarantor, the Company or any Restricted Subsidiary (other than any such Equity Interests owned by the Parent Guarantor, the Company or any Restricted Subsidiary);

    (iii) make any Investment in any Person (other than Permitted
  Investments); or

    (iv) designate any Restricted Subsidiary to be an Unrestricted Subsidiary

(any such payment or any other action (other than any exception thereto) described in (i), (ii) or (iii) each, a "Restricted Payment"), unless

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

    (b) solely with respect to the making of any Restricted Payment that is not an Investment, immediately after giving effect to such Restricted Payment, the Parent Guarantor would be able to Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Indebtedness" covenant; and

    (c) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date does not exceed an amount equal to, without duplication, the sum of (1) 50% of cumulative Consolidated Net Income determined for the period (taken as one period) commencing on the Distribution Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Parent Guarantor is available (or if such cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus (2) the aggregate net cash proceeds received by the Parent Guarantor either (x) as capital contributions to the Parent Guarantor after the Distribution Date or (y) from the issue and sale (other than to a Restricted Subsidiary) of its Qualified Equity Interests after the Distribution Date (excluding
  (A) the net proceeds from any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from the Company or any Restricted Subsidiary until and to the extent such borrowing is repaid, and (B) the net cash proceeds of any issuance and sale of Qualified Equity Interests to the extent used to make an Investment pursuant to clause (f) of the definition of "Permitted Investments" or to purchase, redeem, retire or otherwise acquire Equity Interests of the Parent Guarantor pursuant to clause (ii) of the third paragraph of this covenant), plus (3) the principal amount (or accreted amount (determined in accordance with GAAP), if less) of any Indebtedness or Disqualified Equity Interest of the Parent Guarantor, the Company or any Restricted Subsidiary Incurred or issued after the Distribution Date which has been converted into or exchanged or exercised for Qualified Equity Interests of the Parent Guarantor (minus the amount of any cash or property distributed by the Parent Guarantor, the Company or any Restricted Subsidiary upon such conversion or exchange), plus (4) in the case of any Investment constituting a Restricted Payment made after the Distribution Date, an amount equal to 100% of the net cash proceeds from the sale or other disposition thereof (or dividends, distributions or interest payments received in cash thereon) plus (5) so long as the Designation thereof was treated as a Restricted Payment made after the Distribution Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Distribution Date in accordance with the "Designation of Unrestricted Subsidiaries" covenant, the direct or indirect proportionate interest of the Parent Guarantor in an amount equal to the excess of (x) the total assets of such Subsidiary, valued on an aggregate basis at Fair Market Value, over (y) the total liabilities of such Subsidiary, determined in accordance with GAAP.

  In addition, the foregoing provisions will not prevent (i) the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of the Indenture; (ii) the purchase, redemption, retirement or other acquisition of any Equity Interests of the Parent Guarantor in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary) of, Qualified Equity Interests of the Parent Guarantor or the Company; (iii) the purchase, redemption or other acquisition for value of shares of capital stock of the Parent Guarantor (other than Disqualified Capital Stock) or options on such shares held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of capital stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; provided, however, that the aggregate cash consideration paid, or distributions made, pursuant to this clause (iii) do not in any one fiscal year exceed $2 million; (iv) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with the "Disposition of Proceeds of Asset Sales" covenant; (v) repurchases of Equity Interests of the Parent Guarantor deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such stock options; (vi) the consummation of the Distribution; and (vii) additional Restricted Payments not in excess of $15 million in the aggregate; provided, however, that in the case of clause (vii), no Default or Event of Default shall have occurred and be continuing or would arise therefrom.

  In determining the amount of Restricted Payments permissible under this covenant, amounts expended pursuant to clauses (i), (iii) and (vii) of the immediately preceding paragraph shall be included as Restricted Payments. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Parent Guarantor shall not, and shall not cause or permit the Company or any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or become effective any consensual encumbrance or restriction on the ability of the Company or any Restricted Subsidiary to (a) pay dividends or make any other distributions to the Parent Guarantor on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Parent Guarantor, the Company or any Restricted Subsidiary, (b) make loans or advances to the Parent Guarantor, the Company or any Restricted Subsidiary or
(c) transfer any of its properties or assets to the Parent Guarantor, the Company or any Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) the Credit Facilities as in effect on the Distribution Date and any amendments, restatements, renewals, replacements or refinancings thereof; provided that any such amendment, restatement, renewal, replacement or refinancing is not materially more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in the Credit Facilities as in effect on the Distribution Date; (ii) any other agreement of the Parent Guarantor, the Company or the Restricted Subsidiaries outstanding on the Issue Date as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that any such amendment, restatement, renewal, replacement or refinancing is not materially more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in the agreement being amended, restated, reviewed, replaced or refinanced; (iii) applicable law; (iv) any agreement or instrument of an Acquired Person, or any instrument governing Indebtedness or Equity Interests of an Acquired Person, acquired by the Parent Guarantor, the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such agreement or instrument was entered into or issued or such Indebtedness was Incurred by such Acquired Person in connection with, as a result of or in contemplation of such acquisition); provided, however, that such encumbrances and restrictions are not applicable to the Parent Guarantor, the Company or any Restricted Subsidiary, or the properties or assets of the Parent Guarantor, the Company or any Restricted Subsidiary, other than the Acquired Person; (v) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices; (vi) Purchase Money Indebtedness for property acquired in the ordinary course of business that only imposes encumbrances and restrictions on the property so acquired; (vii) any agreement for the sale or disposition of the Equity Interests or assets of any Subsidiary of the Parent Guarantor; provided, however, that such encumbrances and restrictions described in this clause (vii) are only applicable to such Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with the "Disposition of Proceeds of Asset Sales" covenant, to the extent applicable thereto; (viii) refinancing Indebtedness permitted under clause (h) of the second paragraph of the "Limitation on Indebtedness" covenant; provided, however, that such encumbrances and restrictions contained in the agreements governing such Indebtedness are not materially more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing; (ix) any encumbrance or restriction arising out of any sale of accounts receivable in the ordinary course (including in connection with a financing transaction) to Persons that are not Affiliates of the Parent Guarantor; (x) the Indenture;
(xi) any requirement of any regulatory authority having jurisdiction over the Parent Guarantor, the Company or any Restricted Subsidiary or any of their businesses; and (xii) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements to the Parent Guarantor, the Company or any Restricted Subsidiary.

  Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall (1) prevent the Parent Guarantor, the Company or any Restricted Subsidiary from creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) prohibit restrictions on the sale or other disposition of property or assets of the Parent Guarantor, the Company or any Restricted Subsidiary to the extent that such property or assets secure Indebtedness not Incurred or secured in violation of the Indenture.

  Limitation on Liens. The Parent Guarantor shall not, and shall not cause or permit the Company or any Restricted Subsidiary to, directly or indirectly, Incur any Liens of any kind against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, to secure any Indebtedness or trade payables unless contemporaneously therewith effective provision is made, in the case of the Company, to secure the Notes and all other amounts due under the Indenture and, in the case of a Guarantor, to secure the Guarantee of the Notes and all other amounts due under the Indenture, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the Notes or Guarantees, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for Permitted Liens.

  Disposition of Proceeds of Asset Sales. The Parent Guarantor shall not, and shall not cause or permit the Company on any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless (i) the Parent Guarantor, the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and (ii) at least 75% of such consideration consists of cash or Cash Equivalents. The amount of (x) any Indebtedness (other than any Subordinated Indebtedness) of the Parent Guarantor, the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Parent Guarantor, the Company and a Restricted Subsidiary are fully and unconditionally released and
(y) any securities, notes or other obligations that are received by the Parent Guarantor, the Company or any Restricted Subsidiary from such transferee that are promptly, but in no event more than 60 days after such Asset Sale, converted into cash or Cash Equivalents shall be deemed to be cash (to the extent of the net cash or Cash Equivalents received upon conversion) for purposes of determining the percentage of cash consideration received by the Parent Guarantor, the Company or a Restricted Subsidiary.

  The 75% limitation referred to above shall not apply (A) to any Asset Sale in which the cash portion of the consideration received therefor is equal to or greater than what the after-tax net cash proceeds would have been had such transaction complied with the aforementioned 75% limitation, which determination shall be set forth in an officer's certificate delivered to the Trustee or (B) to any Asset Sale consisting of the disposition of the all of the Equity Interests of a Restricted Subsidiary whose sole asset is a healthcare facility in exchange for all of the Equity Interests of any Person that is a healthcare business or a real estate business.

  The Parent Guarantor, the Company or such Restricted Subsidiary, as the case may be, may (i) apply the Net Cash Proceeds of any Asset Sale within 365 days of receipt thereof to repay Indebtedness under the Credit Facilities and permanently reduce any related commitment, or (ii) make an Investment in properties and capital assets that will be used in the business of the Company and its Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (as determined in good faith by the Company's Board of Directors, which determination shall be conclusive) ("Replacement Assets"); provided, however, that such Investment occurs on or prior to the 365th day following the receipt of such Net Cash Proceeds. Pending application of such Net Cash Proceeds pursuant to this paragraph, the Parent Guarantor, the Company or a Restricted Subsidiary, as the case may be, may invest such Net Cash Proceeds in Cash Equivalents or may apply such Net Cash Proceeds to temporarily reduce amounts outstanding under the Revolving Credit Facility.

  To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied as described in clause (i) or (ii) of the immediately preceding paragraph within the time periods set forth therein (the "Net Proceeds Utilization Date") (such Net Cash Proceeds, the "Unutilized Net Cash Proceeds"), the Company shall, within 20 days after the end of the fiscal quarter in which such Net Proceeds Utilization Date occurs, make an Offer to Purchase all outstanding Notes and Other Debt (as defined below) up to a maximum aggregate principal amount (expressed as a multiple of $1,000) equal to such Unutilized Net Cash Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date. The principal amount of Notes offered to be purchased shall not be less than the Note Offer Amount (as defined below). The Offer to Purchase may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $15 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $15 million, shall be applied as required pursuant to this paragraph. Any offer to purchase with respect to Other Debt shall be made and consummated concurrently with any Offer to Purchase Notes.

  "Other Debt" shall mean other Indebtedness of the Company that ranks pari passu with the Notes, including the Real Estate Note, and requires an offer to purchase to be made to repurchase such Other Debt upon consummation of an Asset Sale.

  "Note Offer Amount" with respect to any Offer to Purchase, means (i) if an offer to purchase Other Debt is not being made, the amount of the Unutilized Net Cash Proceeds, and (ii) if an offer to purchase Other Debt is being made, an amount equal to the product of (x) the Unutilized Net Cash Proceeds and (y) a fraction the numerator of which is the aggregate amount of Notes tendered pursuant to the Offer to Purchase and the denominator of which is the aggregate amount of Notes and Other Debt tendered pursuant to such offers to purchase.

  With respect to any Offer to Purchase effected pursuant to this covenant, among the Notes, to the extent the aggregate principal amount of Notes and Other Debt tendered pursuant to such Offer to Purchase exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Notes and Other Debt shall be purchased pro rata based on the aggregate principal amount of such Notes and Other Debt tendered by each Holder. To the extent the Unutilized Net Cash Proceeds exceed the aggregate amount of Notes tendered by the Holders of the Notes pursuant to such Offer to Purchase, the Company may retain and utilize any portion of the Unutilized Net Cash Proceeds not required to be applied to repurchase Notes tendered pursuant to such Offer for any purpose consistent with the other terms of the Indenture.

  In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default.

  Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount and subject to any proration among tendering Holders as described above.

  Merger, Sale of Assets, etc. The Indenture will provide that neither the Parent Guarantor nor the Company shall consolidate with or merge with or into any other entity and neither the Parent Guarantor nor the Company shall, and neither shall cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Parent Guarantor's and its Subsidiaries' properties and assets (determined on a consolidated basis for the Parent Guarantor and its Subsidiaries) to any entity in a single transaction or series of related transactions, unless: (i) either (a)(1) if the transaction or transactions is a merger or consolidation involving the Parent Guarantor or the Company, the Parent Guarantor or the Company shall be the surviving Person of such merger or consolidation or (2) if the transaction or transactions is a merger or consolidation involving a Restricted Subsidiary, such Restricted Subsidiary shall be the surviving Person of such merger or consolidation and such surviving Person shall be a Restricted Subsidiary, or (b)(1) the Person formed by such consolidation or into which the Parent Guarantor, the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Parent Guarantor, the Company or such Restricted Subsidiary, as the case may be, are transferred (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (2)(a) in the case of a transaction involving the Company, the Surviving Entity shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect, or (B) in the case of a transaction involving a Guarantor that pursuant to the terms of the Indenture is then obligated to Guarantee the Notes, the Surviving Entity shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in from satisfactory to the Trustee, all the obligations of the Parent Guarantor or such Restricted Subsidiary, as the case may be, under its Guarantee and related supplemental indenture, and in each case, such Guarantee and supplemental indenture shall remain in full force and effect; (ii) immediately thereafter, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to any such transaction, the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction as if it had occurred at the beginning of the four quarter period immediately preceding such transaction for which consolidated financial statements of the Parent Guarantor are available, at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Indebtedness" covenant.

  Notwithstanding the foregoing clauses (ii) and (iii) of the immediately preceding paragraph, (A) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Parent Guarantor or the Company, (B) the Company may consolidate with or merge with or into or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company's assets to the Parent Guarantor or any Wholly Owned Restricted Subsidiary, (C) the Parent Guarantor may consolidate with or merge with or into or sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Parent Guarantor's assets to the Company or any Wholly Owned Restricted Subsidiary, and (D) the Parent Guarantor, the Company or any Restricted Subsidiary may merge with an Affiliate that is a shell corporation with no assets or liabilities organized solely for the purpose of effecting the reincorporation of the Parent Guarantor, the Company or any such Restricted Subsidiary in another jurisdiction.

  In the event of any transaction described in and complying with the conditions listed in the second preceding paragraph in which the Parent Guarantor or the Company is not the Surviving Entity, the Parent Guarantor or the Company, as the case may be, shall be discharged from its obligations under the Indenture and the Notes.

  For purposes of the foregoing, (1) the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Subsidiaries of the Parent Guarantor the Equity Interest of which constitutes all or substantially all the properties and assets of the Parent Guarantor shall be deemed to be the transfer of all or substantially all the properties and assets of the Parent Guarantor and (2) the Distribution shall not be deemed a sale, conveyance, transfer or offer disposition of all or substantially all of the Parent Guarantor's or its Subsidiaries' properties and assets.

  Transactions with Affiliates. The Parent Guarantor shall not, and shall not cause or permit the Company or any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction (or series of related transactions) with or for the benefit of any of their respective Affiliates (each an "Affiliate Transaction"), unless (i) such Affiliate Transaction is either (x) on terms which are no less favorable to the Parent Guarantor, the Company or such Restricted Subsidiary, as the case may be, than would be available with an unaffiliated third party or (y) is fair to the Parent Guarantor and not materially adverse to the Holders, and (ii) if such Affiliate Transaction (or series of related Affiliate Transactions) involves aggregate payments or other consideration having a Fair Market Value in excess of $10 million, such Affiliate Transaction is in writing and a majority of the Independent Directors shall have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the provisions set forth in clause (i). In addition, any Affiliate Transaction involving aggregate payments or other consideration having a Fair Market Value in excess of $25 million will also require a written opinion from an Independent Financial Advisor (filed with the Trustee) stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Parent Guarantor, the Company or the Restricted Subsidiaries involved in such Affiliate Transaction, as the case may be.

  Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to

    (i) transactions with or among the Parent Guarantor, the Company and any Restricted Subsidiary (other than non-Wholly Owned Restricted Subsidiaries in which an Affiliate of the Parent Guarantor has an equity interest) or between or among Restricted Subsidiaries (other than non-Wholly Owned Restricted Subsidiaries in which an Affiliate of the Parent Guarantor has an equity interest);

    (ii) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or agents of the Parent Guarantor, the Company or any Restricted Subsidiary as determined in good faith by the Parent Guarantor's Board of Directors;

    (iii) transactions between the Parent Guarantor and any of Choice Hotels International, Inc., Sunburst Hospitality Corp. and their respective Subsidiaries pursuant to agreements in existence on the Issue Date, including any amendments thereto entered into after the Issue Date, provided that the terms of any such amendment (A) are not less favorable to the Parent Guarantor, than the terms of the relevant agreement in effect prior to any such amendment or (B) are fair to the Parent Guarantor and are not materially adverse to the Holders;

    (iv) Restricted Payments made in compliance with the "Limitation on Restricted Payments" covenant;

    (v) any transaction pursuant to a Distribution Agreement, including any amendments thereto entered into after the Distribution Date, provided that the terms of any such amendment (A) are not less favorable to the Parent Guarantor, than the terms of the relevant agreement in effect prior to any such amendment or (B) are fair to the Parent Guarantor and are not materially adverse to the Holders; and

    (vi) Permitted Investments.

  Limitation on Guarantees by Restricted Subsidiaries. The Indenture will provide that the Company will not create or acquire, nor cause or permit any of the Restricted Subsidiaries, directly or indirectly, to create or acquire, any Subsidiary other than (A) an Unrestricted Subsidiary in accordance with the other terms of the Indenture, or (B) a Restricted Subsidiary that, simultaneously with such creation or acquisition, executes and delivers a supplemental indenture to the Indenture pursuant to which it will become a Guarantor under the Indenture in accordance with "Guarantees" above; provided, however, that a Restricted Subsidiary that is not required to become an obligor under the Credit Facilities shall not be required to comply with this covenant and that from and after the Subsidiary Guarantee Termination Date a Restricted Subsidiary shall not be required to comply with this covenant.

  Provision of Financial Information. Whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor

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provision thereto if the Company were so subject, such documents to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company shall also in any event (a) within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) file with the Trustee and The Depository Trust Company copies of the annual reports, quarterly reports and other documents which the Company is, or would have been, required to file with the SEC pursuant to the preceding sentence, and (b) if, notwithstanding the preceding sentence, filing such documents by the Company with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request, supply copies of such documents to any Holder.

  Designation of Unrestricted Subsidiaries. The Company may designate after the Issue Date any Subsidiary of the Parent Guarantor or the Company as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

    (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

    (ii) immediately after giving effect to such Designation, the Parent Guarantor could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Indebtedness" covenant; and

    (iii) the Parent Guarantor would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of the "Limitation on Restricted Payments" covenant in an amount (the "Designation Amount") equal to the Fair Market Value of the Parent Guarantor's proportionate interest in the net worth of such Subsidiary on such date calculated in accordance with GAAP.

  In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the "Limitation on Restricted Payments" covenant for all purposes of the Indenture in the Designation Amount. Neither the Parent Guarantor, the Company nor any Restricted Subsidiary shall at any time (x) provide credit support for or guarantee any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); provided, that the Company may pledge Equity Interests or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against the Company other than to obtain such pledged property, (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by the Company of the capital stock of any Unrestricted Subsidiary, and except to the extent permitted by the "Limitation on Restricted Payments" covenant. For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary.

  The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") only if:

    (i) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

    (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, be permitted to be Incurred for all purposes of the Indenture.

  All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the Company, delivered to the Trustee certifying compliance with the foregoing provisions.

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

  Limitation on Applicability of Certain Covenants. Notwithstanding the foregoing (A) the covenants described under "Limitation on Indebtedness," "Limitation on Restricted Payments," "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," "Disposition of Proceeds of Asset Sales," and "Limitation on Guarantees by Restricted Subsidiaries" shall not apply from and after such time as the unsecured senior Indebtedness of the Parent Guarantor shall have been rated the Minimum Rating, and (B) the covenants described under "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," "Transactions with Affiliates," and "Disposition of Proceeds of Asset Sales" shall not apply to the Distribution, the Distribution Agreements and any related transaction described in or contemplated by the Prospectus.

EVENTS OF DEFAULT

  The occurrence of any of the following will be defined as an "Event of Default" under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days or more; (c) failure to consummate any Redemption or Offer to Purchase required by the Indenture or failure to pay on the Purchase Date the Purchase Price for any Note validly tendered pursuant to any Offer to Purchase; (d) failure to perform or comply with any of the provisions described under the "Merger, Sale of Assets, etc." covenant; (e) failure to perform any other covenant, warranty or agreement of the Company under the Indenture or in the Notes or of the Guarantors under the Indenture or in the Guarantees, continued for 60 days or more after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes; (f) default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Parent Guarantor, the Company or any Significant Restricted Subsidiary having an outstanding principal amount of $25 million or more, individually or in the aggregate, which default has resulted in the acceleration of such Indebtedness, or failure by the Parent Guarantor, the Company or any Significant Restricted Subsidiary to pay principal when due at the stated maturity of any such Indebtedness; (g) the Guarantee of the Parent Guarantor or of any Significant Restricted Subsidiary ceases to be in full force and effect or any such Guarantor denies that it has any further liability under its Guarantee, or gives notice to such effect other than, with respect to any Significant Restricted Subsidiary that is a Subsidiary Guarantor, as permitted under the Indenture; (h) the rendering of a final judgment or judgments (not subject to appeal) against the Parent Guarantor, the Company or any Significant Restricted Subsidiary in an amount of $25 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; or (i) certain events of bankruptcy, insolvency or reorganization affecting the Parent Guarantor, the Company or any Significant Restricted Subsidiary.

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on such Trustee.

  If an Event of Default with respect to the Notes (other than an Event of Default described in clause (i) of the preceding paragraph with respect to the Parent Guarantor or the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by notice in writing to the Company may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable immediately and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the Indenture or the Notes to the contrary, will become immediately due and payable. If an Event of Default with respect to the Parent Guarantor or the Company specified in clause (i) of the preceding paragraph occurs under the Indenture, the Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

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

  Any such declaration with respect to the Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding Notes upon the conditions provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver" below.

  The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes outstanding, give the Holders of the Notes thereof notice of all uncured Defaults or Events of Default thereunder known to it; provided, however, that, except in the case of a Default or an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with the "Merger, Sale of Assets, etc." covenant, the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding, and the Trustee shall have not have received from the Holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of such a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

  The Parent Guarantor will be required to furnish to the Trustee annually a statement as to the performance by the Parent Guarantor and the Company of certain of their obligations under the Indenture and as to any default in such performance.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATOR, MANAGER AND STOCKHOLDERS

  No director, officer, employee, incorporator, manager or stockholder of the Parent Guarantor or the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have obligations of the Company and the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must deposit with the Trustee, under the terms of an irrevocable trust agreement for the benefit of the Holders cash in U.S. dollars,

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

United States Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness the proceeds of which are applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; and (vi) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with. Notwithstanding the foregoing, the opinion of counsel required by clause (ii) above need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable on the maturity date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

GOVERNING LAW

  The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes); provided, however, that no such modification or amendment to the Indenture may, without the consent of the Holder of each Note affected thereby, (a) change the maturity of the principal of or any installment of interest on any such Note or alter the special redemption, optional redemption or repurchase provisions of any such Note or the Indenture in a manner adverse to the Holders of the Notes; (b) reduce the principal amount of (or the premium of) any such Note;
(c) reduce the rate of or extend the time for payment of interest on any such Note; (d) change the place or currency of payment of principal of (or premium) or interest on any such Note; (e) modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture or the Notes subject thereto) or the right of the Holders of Notes to institute suit for the enforcement of any payment on or with respect to any such Note or any Guarantee or the modification and amendment provisions of the Indenture and the Notes (other than to add sections of the Indenture or the Notes which may not be amended, supplemented or waived without the consent of each Holder therein affected); (f) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default in respect thereof; (g) waive a default in the payment of principal of, interest on, or

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

redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration); (h) modify the ranking or priority of any Note or the Guarantee in respect thereof of any Guarantor in any manner adverse to the Holders of the Notes; (i) modify the provisions of any covenant (or the related definitions) in the Indenture requiring the Company to make an Offer to Purchase in a manner materially adverse to the Holders of Notes affected thereby otherwise than in accordance with the Indenture; or (j) release the Parent Guarantor or any Significant Restricted Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the Indenture.

  Notwithstanding the foregoing, without the consent of any holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes (i) to cure any ambiguity, omission, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to provide for the assumption of the Company's obligations to holders of the Notes in the event of any Disposition involving the Company in which the Company is not the Surviving Person or to add Subsidiary Guarantees or to secure the Notes, (iv) to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the rights of any such holder, or (v) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

  The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

THE TRUSTEE

  Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other Transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Acquisition from such Person or (b) existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged or consolidated with or into the Parent Guarantor, the Company or any Restricted Subsidiary, in each case other than Indebtedness of the Acquired Person actually repaid concurrent with any such transaction.


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

  "Acquired Person" means, with respect to any specified Person, any other Person which merges with or into or becomes a Restricted Subsidiary of such specified Person.

  "Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Parent Guarantor, the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Parent Guarantor, the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Subsidiary of the Parent Guarantor or the Company or shall be consolidated with or merged into the Parent Guarantor, the Company or any Restricted Subsidiary or (ii) any acquisition by the Parent Guarantor, the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

  "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

  "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or Sale and Leaseback Transaction) to any Person other than the Parent Guarantor, the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Equity Interest of the Company or any Restricted Subsidiary (other than directors' qualifying shares, to the extent mandated by applicable law) or (ii) any assets of the Parent Guarantor, the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Parent Guarantor, the Company or any Restricted Subsidiary. For the purposes of this definition, the term "Asset Sale" shall not include
(a) any transaction consummated in compliance with the "Merger, Sale of Assets, etc." covenant and the creation of any Lien not prohibited by the "Limitation on Liens" covenant; (b) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Parent Guarantor, the Company or any Restricted Subsidiary, as the case may be; (c) any transaction consummated in compliance with the "Limitation on Restricted Payments" covenant; (d) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims; (e) the grant of any non-exclusive license with respect to patents, trademarks or other similar intellectual property;
(f) Sale and Lease-Back Transactions consummated within 180 days following the acquisition of the relevant assets; (g) Liens permitted by the "Limitation on Liens" covenant and (h) the Distribution. In addition, solely for purposes of the "Disposition of Proceeds of Asset Sales" covenant, any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions, involving assets with a Fair Market Value not in excess of 2.5% of the total consolidated tangible assets of the Parent Guarantor in any fiscal year shall be deemed not to be an Asset Sale.

  "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value of the notes (discounted according to GAAP at the cost of indebtedness implied in the lease) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

  "Board Resolution" means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.


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

  "Capital Contribution" means the contribution on the Distribution Date by the Parent Guarantor or a Subsidiary of the Parent Guarantor to MCHS of (i) up to $250 million in cash and (ii) the Real Estate Note, in connection with the Distribution.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on the balance sheet in accordance with GAAP.

  "Cash Equivalents" means: (a) U.S. dollars; (b) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition; (c) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's or S&P, respectively, and in each case maturing within one year after the date of acquisition; and (f) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality or agency thereof maturing within one year from the date of acquisition thereof and at the time of acquisition having one of the two highest ratings obtainable from either Moody's or S&P.

  "Change of Control" means the occurrence of any of the following events (whether or not approved by the Board of Directors of the Parent Guarantor):
(i) any Person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Equity Interests of the Parent Guarantor; (ii) the Parent Guarantor consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or the Parent Guarantor or any of its Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Parent Guarantor and its Subsidiaries (determined on a consolidated basis) to any Person (other than the Parent Guarantor or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction, no Person, other than one or more Permitted Holders, is or becomes (as a result of the issuance of securities, by merger or otherwise) the "beneficial owner", directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Equity Interests of the surviving or transferee Person; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Parent Guarantor (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Parent Guarantor was approved by (i) a vote of a majority of the directors of the Parent Guarantor then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (ii) by one or more Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Parent Guarantor then in office.

  "Change of Control Date" has the meaning set forth under "Offer to Purchase upon Change of Control" above.

  "Change of Control Triggering Event" means the occurrence of (i) a Change of Control and (ii) a Ratings Decline.

  "Company" means ManorCare Health Services, Inc., a Delaware corporation which shall change its name to ManorCare Real Estate Corp. upon consummation of the Distribution.

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

  "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA for the four quarter period of the most recent four consecutive fiscal quarters ending prior to the date of such determination (the "Four Quarter Period") to (ii) Consolidated Interest Expense for such Four Quarter Period; provided, however, that (1) if the Parent Guarantor, the Company or any Restricted Subsidiary (x) has incurred any Indebtedness since the beginning of such Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such Four Quarter Period or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such Four Quarter Period that is no longer outstanding on such date of determination, of if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case, other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro from basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such Four Quarter Period, (2) if since the beginning of such Four Quarter Period the Parent Guarantor, the Company or any Restricted Subsidiary shall have made any Asset Sale or other sale or disposition of assets outside the ordinary course, the Consolidated EBITDA for such Four Quarter Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Sale or such other sale or disposition of assets for such Four Quarter Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such Four Quarter Period and Consolidated Interest Expense for such Four Quarter Period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Parent Guarantor, the Company or any Restricted Subsidiary repaid, repurchased or otherwise discharged with respect to the Parent Guarantor and its continuing Subsidiaries in connection with such Asset Sale or other sale or disposition of assets outside the ordinary course for such Four Quarter Period (or, if the Equity Interests of any Restricted Subsidiary are sold, the Consolidated Interest Expense for such Four Quarter Period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Parent Guarantor and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such Four Quarter Period the Parent Guarantor, the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such Four Quarter Period and (4) if since the beginning of such Four Quarter Period any Person (that subsequently became a Subsidiary or was merged with or into the Parent Guarantor, the Company or any Restricted Subsidiary since the beginning of such Four Quarter Period) shall have made any Asset Sale or other sale or disposition of assets outside the ordinary course or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Parent Guarantor, the Company or a Restricted Subsidiary during such Four Quarter Period, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale or such other sale or disposition of assets, Investment or acquisition of assets occurred on, with respect to any Investment or acquisition, the first day of such Four Quarter Period and, with respect to any Asset Sale or other sale or disposition of assets outside the ordinary course, the day prior to the first day of such Four Quarter Period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with Regulation S-X under the Securities Act as in effect on the date of such calculation. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Interest Rate

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Protection Obligations are outstanding applicable to such Indebtedness if such agreement under which such Interest Rate Protection Obligations are outstanding has a remaining term as at the date of determination in excess of 12 months); provided, however, that the Consolidated Interest Expense of the Parent Guarantor attributable to interest on any Indebtedness Incurred under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the Four Quarter Period.

  "Consolidated EBITDA" means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense for such period;
(ii) Consolidated Interest Expense for such period; and (iii) Consolidated Non-cash Charges for such period.

  "Consolidated Income Tax Expense" means, with respect to the Parent Guarantor for any period, the provision for Federal, state, local and foreign income taxes payable by the Parent Guarantor and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Interest Expense" means, with respect to the Parent Guarantor for any period, without duplication, the sum of (i) the interest expense (excluding amortization or write-off of debt issuance costs in connection with the Distribution and related financings) of the Parent Guarantor and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (e) all capitalized interest and all accrued interest, (f) non-cash interest expense and (g) interest on Indebtedness of another Person that is guaranteed by the Parent Guarantor or any of its Subsidiaries actually paid by the Parent Guarantor or any of its Subsidiaries, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Parent Guarantor and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid in shares of Capital Stock of the Parent Guarantor) during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" means, for any period, the consolidated net income
(loss) of the Parent Guarantor and its Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such person is not a Subsidiary of the Parent Guarantor, except, in the case of income, to the extent of cash actually distributed to the Parent Guarantor, (ii) any net income (loss) of any Person acquired by the Parent Guarantor, the Company or a Restricted Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (but not loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except to the extent that any dividend or distribution was made or could have been made by the Restricted Subsidiary during such period in compliance with such restrictions; (iv) any gain or loss realized upon the sale or other disposition of any asset of the Parent Guarantor, the Company or the Restricted Subsidiaries (including pursuant to any Sale and Lease-Back Transaction) outside of the ordinary course of business; (v) any extraordinary gain or loss; (vi) the cumulative effect of a change in accounting principles after the Issue Date; (vii) any restoration to income of any contingency reserve of an extraordinary, non-recurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date; (viii) expenses, write-offs and non-cash charges incurred in connection with the Distribution and related financings; and (ix) for purposes of the "Limitation on Restricted Payments" covenant, any net income of the Parent Guarantor and its Subsidiaries if such net income resulted in a reduction in the amount of an Investment as a result of the payment to the Parent Guarantor or a Restricted Subsidiary of dividends or distributions in connection with such Investment.

  "Consolidated Non-cash Charges" means, with respect to any Person, for any period the sum of (A) depreciation, (B) amortization and (C) other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis

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in accordance with GAAP (excluding, for purposes of clause (C) only, such charges which require an accrual of or a reserve for cash charges for any future period).

  "Credit Facilities" means the credit agreement, dated as of the Distribution Date, by and between the Company, the guarantors named therein, the lenders named therein, and The Chase Manhattan Bank as agent, as amended, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor, whether by or with the same or any other lender, creditor, group of lenders or group of creditors, and including related notes, guarantee and security agreements and other instruments and agreements executed in connection therewith.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement entered into to protect the Parent Guarantor, the Company or any Restricted Subsidiary against fluctuations in currency values.

  "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

  "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

  "Disqualified Equity Interest" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the earlier of the maturity date of the Notes or the date on which no Notes remain outstanding. An Equity Interest shall not be automatically deemed a Disqualified Equity Interest solely as a result of provisions that require an offer to purchase upon the occurrence of a change of control or an asset sale, so long as such provisions are not under any circumstances triggered prior to any similar provisions in the Indenture and the Notes.

  "Distribution" means the distribution by Parent Guarantor to its common stock holders of 100% of the outstanding common stock of MCHS.

  "Distribution Agreements" means each of the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreements, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Lease Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Corporate Services Agreement, the Trademark Agreement, the Cash Management Agreement and the Risk Management Consulting Services Agreement, each between the Parent Guarantor and MCHS (or subsidiaries thereof) and substantially to the effect described in the Offering Memorandum, as such agreements may be amended or supplemented from time to time in a manner not materially adverse to the Holders.

  "Distribution Date" means the date of consummation of the Distribution.

  "Equity Interest" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.


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  "Exchange Offer" means the offer by MCHS to exchange its 7 1/2% Senior Notes due 2006 for the Old Senior Notes.

  "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase" below.

  "Existing Revolving Credit Facility" means the credit agreement dated September 6, 1996, among the Parent Guarantor, certain subsidiaries of the Parent Guarantor, the banks named therein, The Chase Manhattan Bank and NationsBank, N.A.

  "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length transaction between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Parent Guarantor acting in good faith, and shall be evidenced by resolutions of the Board of Directors of the Company delivered to the Trustee.

  "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Coverage Ratio" above.

  "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States which are applicable at the date of determination and which are consistently applied for all applicable periods.

  "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

  "Guarantee" means the guarantee of the Notes by each Guarantor under the Indenture.

  "Guarantors" means the Parent Guarantor and the Subsidiary Guarantors.

  "Holders" means the registered holders of the Notes.

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that (i) a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness and (ii) neither the accrual of interest nor the accretion of original issue discount shall be considered an incurrence of Indebtedness. Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary of the Company (or is merged into or consolidated with the Parent Guarantor, the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the Parent Guarantor, the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the Parent Guarantor, the Company or any Restricted Subsidiary.

  "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (a) the principal amount (or accreted amount determined in accordance with GAAP, if less) of indebtedness of such Person for money borrowed; (b) the

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principal amount (or accreted amount determined in accordance with GAAP, if less) of indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or other accrued liabilities arising in the ordinary course of business); (e) every Capital Lease Obligation of such Person; (f) every net obligation under Interest Rate Protection Obligations or similar agreements or Currency Agreements of such Person; (g) Attributable Indebtedness; and (h) every obligation of the type referred to in clauses (a) through (g) of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise provided that the principal amount attributable to any such guarantee shall be limited to the extent of such Person's guarantee with respect to such obligation. Indebtedness (i) shall not be calculated taking into account any cash and cash equivalents held by such Person; (ii) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within five Business Days of their incurrence, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (z) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents; (iii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be incurred or outstanding in an amount equal to the accreted value thereof at the date of determination; (iv) shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Parent Guarantor or any Subsidiary of the Parent Guarantor; and (v) shall not include obligations under performance bonds, performance or accommodation guarantees, surety bonds and appeal bonds, letters of credit, bankers' acceptances or similar obligations, incurred in the ordinary course of business.

  "Independent Director" means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Parent Guarantor who has no material direct or indirect financial interest in or with respect to such Affiliate Transaction.

  "Independent Financial Advisor" means a nationally recognized accounting, appraisal, investment banking firm or consultant (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

  "Interest" means, with respect to the Notes, any cash interest on the Notes.

  "Interest Rate Protection Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and
(ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

  "Investment" means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. For purposes of the "Limitation on Restricted Payments" covenant above, the amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment; reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment. In determining the amount of any Investment involving a transfer of any property or asset other than cash, such property shall be valued at its fair market value at the time

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of such transfer, as determined in good faith by the Board of Directors (or comparable body) of the Person making such transfer.

  "Issue Date" means the original issue date of the Notes.

  "Lien" means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

  "Maturity Date" means the date, which is set forth on the face of the Notes, on which the Notes will mature.

  "MCHS" means New ManorCare Health Services, Inc., a newly-organized Delaware corporation which shall change its name to ManorCare Health Services, Inc. upon consummation of the Distribution.

  "Minimum Rating" means, with respect to the senior unsecured Indebtedness of any Person, a rating of (i) at least BBB- (or the equivalent successor rating) by S&P and (ii) at least Baa3 (or the equivalent successor rating) by Moody's.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means the aggregate proceeds in the form of cash or Cash Equivalents received by the Parent Guarantor, the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of
(a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof; (b) taxes paid or accrued as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); (c) all payments made on, and all installment payments required to be made to retire, any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must, by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale; (d) amounts deemed, in good faith, appropriate by the Board of Directors of the Parent Guarantor to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale; including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been reversed or are not otherwise required to be retained as a reserve); and (e) with respect to Asset Sales by the Company or Restricted Subsidiaries, the portion of such cash payments attributable to Persons holding a minority interest in the Company or such Restricted Subsidiary.

  "Net Proceeds Utilization Date" has the meaning set forth in the second paragraph under "Certain Covenants -- Disposition of Proceeds of Asset Sales" above.

  "Offer" has the meaning set forth in the definition of "Offer to Purchase" below.

  "Offer to Purchase" means a written offer (the "Offer") sent by or on behalf of the Company by first-class mail, postage prepaid, to each holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase, which shall be not less than 20 Business Days nor more than 60 days after the date of such Offer, and a settlement date (the "Purchase Date") for purchase of Notes to occur no later than five Business Days after the Expiration Date. The Company shall notify the Trustee at least 10 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed

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by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein, including all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state: (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made; (2) the Expiration Date and the Purchase Date; (3) the Note Offer Amount (including, if less than 100% of the outstanding Notes, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase); (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price"); (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount; (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase; (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue; (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date; (9) that each Holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing); (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; (11) that (a) if Notes in an aggregate principal amount less than or equal to the Note Offer Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Note Offer Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Note Offer Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount or integral multiples thereof shall be purchased); (12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered; and (13) the circumstances and relevant facts and financial information regarding such Change of Control.

  An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

  "Old Senior Notes" means the 7 1/2% Senior Notes due 2006 of the Parent Guarantor.

  "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

  "Parent Guarantor" means Manor Care, Inc., a Delaware corporation which shall change its name to Manor Care Realty, Inc. upon consummation of the Distribution.

  "Permitted Holder" means (i) Stewart Bainum, Jr. and members of his immediate family, (ii) Stewart Bainum, Sr. and members of his immediate family, (iii) any entity controlled by Stewart Bainum, Jr. and/or Stewart Bainum, Sr., including, without limitation, Bainum Associates Limited Partnership, MC Investments Limited Partnership, Mid Pines Associates Limited Partnership, Realty Investment Company, Inc. and any Affiliates thereof or successors thereto, and (iv) any trust of which one or more of the Persons specified in clauses (i) and (ii) are the beneficiaries.


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  "Permitted Indebtedness" has the meaning set forth in the second paragraph of "Certain Covenants -- Limitation on Indebtedness" above.

  "Permitted Investments" means (a) Cash Equivalents; (b) Investments in negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (c) Interest Rate Protection Obligations; (d) Investments received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers, in each case arising in the ordinary course of business; (e) Investments in the Parent Guarantor or the Company, a Restricted Subsidiary or any Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary; (f) Investments paid for in Qualified Equity Interests of the Parent Guarantor or out of the substantially concurrent sale of Qualified Equity Interests of the Parent Guarantor, provided, that the proceeds of any such substantially concurrent sale of Qualified Equity Interests shall not be included in clause (c)(2)(y) of the second paragraph of the "Limitation on Restricted Payments" covenant to the extent used to fund such Investment; (g) Investments in accounts receivables and prepaid expenses in the ordinary course of business; (h) Investments existing on the Issue Date; (i) Investments pursuant to the Capital Contribution; (j) loans or advances to officers or employees of the Parent Guarantor or the Company and the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes of the Parent Guarantor or the Company or the Restricted Subsidiaries (including travel and moving expenses) not in excess of $ million in the aggregate at any one time outstanding; (k) Investments acquired as a result of the acquisition of a Person that held such Investments; provided, that such Investments were not made in connection with, as a result of or in contemplation of such acquisition; (l) Investments received as consideration for Asset Sales consummated in compliance with the Indenture; and (m) Investments in one or more healthcare businesses or real estate businesses not to exceed $35 million in the aggregate.

  "Permitted Liens" means (a) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Parent Guarantor, the Company or any Restricted Subsidiary; provided, however, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not secure any property or assets of the Parent Guarantor, the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation (other than improvements or accessions thereto or proceeds or dividends or distributions therefrom); (b) Liens imposed by law such as carriers', warehousemen's and mechanics' Liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 30 days past due or which are being contested in good faith and by appropriate proceedings; (c) Liens existing on the Issue Date and Liens in favor of the lenders under the Credit Facilities;
(d) Liens securing the Notes or the Guarantees; (e) Liens in favor of the Parent Guarantor, the Company or any Restricted Subsidiary; (f) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (g) easements, reservation of rights of way, restrictions and other similar easements, licenses, restrictions on the use of properties, or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the properties subject thereto or interfere with the ordinary conduct of the business of the Parent Guarantor, the Company and the Restricted Subsidiaries; (h) Liens resulting from the deposit of cash or notes in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations or obligations under franchise arrangements entered into in the ordinary course of business; (i) Liens securing Indebtedness consisting of Capitalized Lease Obligations, Purchase Money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of property or assets used in the business of the Parent Guarantor, the Company or the Restricted Subsidiaries, or repairs, additions or improvements to such property or assets, provided, however, that (I) such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of such Indebtedness), (II) such Liens do not extend to any other assets of the

Parent Guarantor, the Company or its Subsidiaries (and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved),
(III) the Incurrence of such Indebtedness is permitted by the "Limitation on Indebtedness" covenant and (IV) such Liens attach within 180 days of such purchase, construction, installation, repair, addition or improvement; and (j) Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property (other than additions and improvements thereto).

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Equity Interest," in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

  "principal" of a debt security means the principal of the security plus, when appropriate, the premium, if any, on the security.

  "Promissory Note" means [to come].

  "Public Equity Offering" means an offering of Qualified Equity Interests pursuant to a registration statement filed with the SEC under the Securities Act of 1933 (other than a registration statement on Form S-8 or any successor form).

  "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase" above.

  "Purchase Money Indebtedness" means Indebtedness of the Parent Guarantor, the Company or any Restricted Subsidiary Incurred for the purpose of financing in the ordinary course of business all or any part of the purchase price or the cost of construction or improvement of any property or assets; provided, however, that (A) the aggregate principal amount of such Indebtedness does not exceed such purchase price or cost or (B) such Indebtedness shall be with recourse solely to the assets or property so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, including any refinancing, refunding, extension, renewal or replacement of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing, refunding, extension, renewal or replacement plus an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

  "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase" above.

  "Qualified Equity Interest" in any Person means any Equity Interest in such Person other than any Disqualified Equity Interest.

  "Ratings Decline" means any reduction (e.g., from "B" to "B-" or from "B1" to "B2") in the rating accorded the Notes by either S&P or Moody's.

  "Real Estate Note" means the     % Senior Notes due 2008 of the Company to
be issued to MCHS in connection with the Distribution and the indenture or other agreement pursuant to which such Real Estate Note is issued, as such Real Estate Note and agreement may be amended or supplemented from time to time in any manner not materially adverse to the Holders of the Notes.

  "Redemption Date" has the meaning set forth in the third paragraph of "Optional Redemption" above.

  "Replacement Assets" has the meaning set forth in the first paragraph under the "Disposition of Proceeds of Asset Sales" covenant.

  "Restricted Subsidiary" means any Subsidiary of the Parent Guarantor or the Company existing on the Issue Date and any Subsidiary of the Parent Guarantor or the Company created or acquired after the Issue Date, in each case that has not been designated by the Board of Directors of the Parent Guarantor, by a resolution of the Board of Directors of the Parent Guarantor delivered to the Trustee, as an Unrestricted Subsidiary pursuant to the "Designation of Unrestricted Subsidiaries" covenant. Any such designation may be revoked by a resolution of the Board of Directors of the Parent Guarantor delivered to the Trustee, subject to the provisions of such covenant.

  "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Parent Guarantor, the Company or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Parent Guarantor, the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

  "S&P" means Standard & Poor's Ratings Service and its successors.

  "SEC" means the Securities and Exchange Commission.

  "Significant Restricted Subsidiary" means, at any date of determination, (a) any Subsidiary of the Parent Guarantor that, together with its Subsidiaries that are Restricted Subsidiaries (i) for the most recent fiscal year of the Parent Guarantor accounted for more than 10.0% of the consolidated revenues of the Parent Guarantor and its Subsidiaries or (ii) as of the end of such fiscal year, owned more than 10.0% of the consolidated assets of the Parent Guarantor and its Subsidiaries, all as set forth on the consolidated financial statements of the Parent Guarantor and its Subsidiaries for such year prepared in conformity with GAAP, and (b) any Subsidiary of the Parent Guarantor which, when aggregated with all other Subsidiaries of the Parent Guarantor that are not otherwise Significant Restricted Subsidiaries and as to which any event described in clause (i) of "Events of Default" above has occurred, would constitute a Significant Restricted Subsidiary under clause (a) of this definition.

  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

  "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

  "Subsidiary" means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person of which at least a majority of Voting Equity Interests are at the time, directly or indirectly, owned by such first named Person.

  "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

  "United States Government Obligations" means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

  "Unrestricted Subsidiary" means any Subsidiary of the Parent Guarantor designated as such pursuant to the "Designation of Unrestricted Subsidiaries" covenant. Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

  "Unutilized Net Cash Proceeds" has the meaning set forth in the third paragraph under the "Disposition of Proceeds of Asset Sales" covenant.

  "Voting Equity Interests" means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment of final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding aggregate principal amount of such Indebtedness.

  "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding Voting Equity Interests (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Parent Guarantor.

           DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANOR CARE REALTY

THE REAL ESTATE NOTE

  On or prior to the Effective Date, Manor Care will make or cause to be made a capital contribution to ManorCare Health Services of (i) approximately $250 million in cash and (ii) the Real Estate Note of Manor Care Real Estate in an aggregate amount of up to $250 million. See "Description of the Transactions-- The Real Estate Note."

THE CREDIT FACILITIES

  Manor Care, on behalf of Manor Care Real Estate, is negotiating a Commitment Letter with Chase and CSI pursuant to which Chase is expected to agree to act as administrative agent for a syndicate of financial institutions for the Credit Facilities and CSI is expected to agree to act as arranger for the Credit Facilities. The following summary of the anticipated provisions of the Commitment Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letter.

  Manor Care expects that the Commitment Letter will provide for an eight-year $150 million term loan facility, subject to earlier maturity under certain circumstances, (the "Term Facility") and a five-year $300 million revolving credit facility (the "Revolving Facility" and, together with the Term Facility, the "Credit Facilities"). A portion of the Revolving Facility may be used for the issuance of letters of credit. Unless leases representing a percentage to be agreed upon of the revenues represented by the Lease Agreements have been scheduled to be terminated (a "Lease Termination"), borrowings under the Term Facility will amortize quarterly for eight years after the closing as follows:

                                                                       ANNUAL
                                                                    AMORTIZATION
YEAR                                                                   AMOUNT
----                                                                ------------
1998...............................................................  $1,000,000
1999...............................................................  $1,000,000
2000...............................................................  $1,000,000
2001...............................................................  $1,000,000
2002...............................................................  $1,000,000
2003...............................................................  $1,000,000
2004............................................................... $72,000,000
2005............................................................... $72,000,000

  Manor Care Real Estate will be required to notify Chase of an anticipated Lease Termination promptly upon learning of such anticipated occurrence; the date of the Lease Termination shall be the new Term Facility maturity date and the amortization schedule set forth above will automatically be adjusted so that outstanding loans under the Term Facility will amortize in equal quarterly installments over the last four amortization dates prior to the new maturity date.

  Manor Care expects that loans under the Revolving Facility will bear interest, at Manor Care Real Estate's option, at adjusted LIBOR or Chase's adjusted base rate ("ABR"), in each case, plus a variable margin which will be adjusted depending on Manor Care Real Estate's ratio of total debt to EBITDA. Initially, the LIBOR margin and ABR margin applicable to loans under the Term Facility will be 2% and 1%, respectively. The Company will pay a quarterly commitment fee based on the ratio of Manor Care Real Estate's debt to EBITDA.

  Manor Care expects that proceeds of loans under the Credit Facilities together with proceeds from the sale of the Notes will be used to repay amounts outstanding under Manor Care's Existing Revolving Credit Facility, to provide funds for the cash portion of the Capital Contribution and for general corporate purposes, including but not limited to, working capital, capital expenditures, certain acquisitions, real estate development costs and to pay related transaction expenses. Proceeds of the loans under the Credit Facilities will not be used to repurchase or refinance the Real Estate Note.

  Manor Care expects that the Credit Facilities will be subject to mandatory prepayment with 50% of the net proceeds of certain equity issuances by Manor Care Realty; 100% of the net proceeds of certain debt issuances and non-ordinary course asset sales and asset sales by Manor Care Realty and its subsidiaries; and 75% of Manor Care Real Estate's excess cash flow.

  It is anticipated that the obligations of Manor Care Real Estate under the Credit Facilities will be unconditionally guaranteed by Manor Care Realty and each of Manor Care Realty's significant subsidiaries. In addition, it is anticipated that the obligations of Manor Care Real Estate under the Credit Facilities will be secured by (i) a first priority pledge of the capital stock held by Manor Care Realty or its subsidiaries in Manor Care Real Estate or in significant subsidiaries of Manor Care Realty; (ii) an assignment of Manor Care Realty's rights under certain agreements with ManorCare Health Services, including the Lease Agreements and the Development Agreement; (iii) mortgages on certain real property owned by Manor Care Real Estate; and (iv) security interests in the majority of the assets of Manor Care Realty and Manor Care Real Estate and Manor Care Realty's other subsidiaries. The terms of the Credit Facilities will require the release of a Subsidiary Guarantor's Guarantee under the Indenture in the event such Subsidiary Guarantor is not an obligor under the Credit Facilities.

  It is anticipated that the Credit Facilities will contain covenants customary for transactions of this type, including, without limitation, restrictions on indebtedness, line of business, sale of receivables, mergers and consolidations, asset sales, liens and sale-leaseback transactions, investments, loans, transactions with affiliates, changes in fiscal year and accounting practices, termination or amendment of material agreements; amendment, prepayment or redemption of other indebtedness, and dividends and stock repurchases and a prohibition on the grant of negative pledges. It is anticipated that the Credit Facilities will also contain financial covenants including ratio of consolidated EBITDA to consolidated interest expense, ratio of total debt to consolidated EBITDA and limitations on capital expenditures.

  It is anticipated that events of default under the Credit Facilities will include, without limitation, and subject to certain cure periods and exceptions: (i) nonpayment of principal, interest, fees and other amounts payable when due; (ii) violation of covenants; (iii) material incorrectness of representations and warranties; (iv) change of control of Manor Care Realty;
(v) cross defaults or cross acceleration with respect to any material indebtedness; (vi) the occurrence of certain material adverse events with respect to ERISA plans; (vii) the imposition of material judgment against Manor Care Realty or the commencement of a voluntary or involuntary bankruptcy of Manor Care Realty or its subsidiaries; (viii) material default by Manor Care Realty or its subsidiaries under material agreements with ManorCare Health Services and (ix) material default by lessees or other counterparties under Lease Agreements or certain other material agreements. In the event that the Commitment Letter is executed, Chase will commit to purchase a portion of such facilities and CSI will use its best efforts to arrange the balance of such facilities with other lenders.

       DESCRIPTION OF CERTAIN INDEBTEDNESS OF MANORCARE HEALTH SERVICES

THE MCHS CREDIT FACILITY

  ManorCare Health Services is negotiating a commitment letter (the "Commitment Letter") with Chase and CSI pursuant to which Chase will agree to act as administrative agent for a syndicate of financial institutions for the MCHS Credit Facility described below and CSI will agree to act as arranger for such credit facilities. The following summary of the anticipated provisions of the Commitment Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letter.

  It is anticipated that the Commitment Letter will provide for a five-year $100,000,000 revolving credit facility, a portion of which may be used for the issuance of letters of credit.

  It is anticipated that the loans under the MCHS Credit Facility (the "Revolving Loans") will bear interest, at ManorCare Health Services' option, at LIBOR or Chase's adjusted base rate, in each case plus a variable margin which will be adjusted depending on ManorCare Health Services' senior, unsecured long-term debt rating by Standard & Poor's Corporation and Moody's Investor's Service. It is anticipated that ManorCare Health Services will pay a variable quarterly facility fee on the full amount of the MCHS Credit Facility, irrespective of usage.

  ManorCare Health Services expects that the MCHS Credit Facility will be used by ManorCare Health Services for general corporate purposes, including working capital, capital expenditures and acquisitions.

  ManorCare Health Services expects that the Credit Agreement will contain covenants customary for transactions of this type, including, without limitation, restrictions on indebtedness; liens and sale-leaseback transactions; investments, loans and advances; mergers and consolidations; asset sales; transactions with affiliates; business of ManorCare Health Services and subsidiaries; and agreements restricting dividends, intercompany loans and advances by subsidiaries. The Credit Agreement will also contain financial covenants including ratio of consolidated EBITDA to consolidated interest expense and ratio of total debt to consolidated EBITDA.

  It is anticipated that events of default under the MCHS Credit Facility will include, without limitation, and subject to certain cure periods and exceptions: (i) the nonpayment of principal, interest, fees and other amounts payable when due; (ii) the failure to observe or perform any covenant or undertaking contained in the documentation for the MCHS Credit Facility; (iii) any representation or warranty shall prove to have been incorrect in any material respect when made; (iv) a change of control of ManorCare Health Services; (v) the existence of defaults with respect to any material indebtedness of ManorCare Health Services; (vi) the occurrence of certain material adverse events with respect to ERISA plans; (vii) the imposition of certain judgment defaults on ManorCare Health Services or the commencement of a voluntary or involuntary bankruptcy of ManorCare Health Services or any of its subsidiaries; and (viii) material default by ManorCare Health Services under material agreements with Manor Care Realty. In the event that the Commitment Letter is executed, Chase will commit to purchase a portion of such facilities and CSI will use its best efforts to arrange the balance of such facilities with other lenders.

NEW MCHS SENIOR NOTES

  In connection with the Distribution, ManorCare Health Services plans to offer $1,000 principal amount of its 7 1/2% Senior Notes due June 15, 2006 (the "New MCHS Senior Notes") in exchange for each $1,000 principal amount of 7 1/2% Senior Notes due June 15, 2006 of Manor Care properly tendered (the "Old Senior Notes"). Concurrently with the Exchange Offer, Manor Care plans to solicit (the "Solicitation") consents ("Consents") to certain amendments (the "Proposed Amendments") to the indenture governing the Old Senior Notes (the "Old Indenture"). The Proposed Amendments would, among other things, eliminate the covenants in the Old Indenture that restrict (i) the creation, incurrence or assumption of liens, (ii) sale leaseback transactions and (iii) transactions with affiliates. If Consents are received from the holders of at least a majority in principal amount of the Old Senior Notes (the "Requisite Consents"), the Old Indenture will be amended in accordance with the Proposed Amendments. As a result of the Exchange Offer, ManorCare Health Services, not Manor Care Realty, will be the obligor on the New MCHS Senior Notes; and Manor Care Realty, not ManorCare Health Services, will remain the obligor on the Old Senior Notes. Consummation of the Exchange Offer is conditioned upon, among other things, acceptance of the Exchange Offer by holders of at least a majority in principal amount of the Old Senior Notes (the "Minimum Tender Condition") and consummation of the Distribution. Manor Care may in its reasonable discretion waive any such conditions and accept for exchange any Old Senior Notes properly tendered. Holders of Old Senior Notes who tender into the Exchange Offer will be required, as a condition to valid tender, to have given their Consent to the Proposed Amendments. The Proposed Amendments will become operative only upon consummation of the Exchange Offer. If the Exchange Offer is consummated, then, unless the Requisite Consents have not been obtained, the Proposed Amendments will become effective and each nonexchanging holder of the New MCHS Senior Notes will be bound by such amendment even though such holder did not consent to the Proposed Amendment. The principal amount of the Real Estate Note may be decreased to the extent that Old Senior Notes remain outstanding upon consummation of the Exchange Offer.

  The New MCHS Senior Notes will be senior unsecured obligations of ManorCare Health Services and will rank pari passu in right of payment with all senior debt of ManorCare Health Services. After giving pro forma effect to the Distribution and related transactions as if they occurred on November 30, 1997, ManorCare Health Services would have had approximately $45.5 million of secured indebtedness, principally mortgage bond indebtedness. The New MCHS Senior Notes will be issued pursuant to an indenture between ManorCare Health Services and the Wilmington Trust Company, as trustee.

  The aggregate principal amount of the New MCHS Senior Notes will be limited to $150 million. The New MCHS Senior Notes will mature on June 15, 2006 and will bear interest at the rate of 7 1/2% per annum.

  The New MCHS Senior Notes will be redeemable, at the option of ManorCare Health Services, in whole at any time or in part from time to time at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semiannual basis, at the Treasury Rate (as defined in the indenture), plus 15 basis points, plus accrued interest thereon to the date of redemption.

  The New MCHS Senior Notes Indenture contains certain covenants which impose certain limitations and restrictions on the ability of ManorCare Health Services to (i) create, incur or assume liens, (ii) enter into sale leaseback transactions and (iii) enter into affiliated transactions.

  The Exchange Offer will expire at 12:00 midnight, New York City time, on
      , 1998 or at any later time and date to which the Exchange Offer may be extended by Manor Care.

                             CERTAIN RELATIONSHIPS

  On November 1, 1996, Manor Care completed the spin-off of its lodging segment. Manor Care's shareholders of record on October 10, 1996 received one share of Choice Hotels International, Inc. ("Choice") common stock for each outstanding share of Manor Care common stock. Accordingly, lodging results are reported as discontinued operations for all periods presented. As of August 31, 1997, advances to Choice totalled $115.7 million. Such advances are due in full on November 1, 1999 and accrue interest at an annual rate of 9%. Choice repaid in full all outstanding advances on October 15, 1997. For purposes of providing an orderly transition after the spin-off, Manor Care has entered into various agreements with the discontinued lodging segment, including, among others, a Tax Sharing Agreement, Corporate Services Agreement, Employee Benefits Allocation Agreement and Support Services Agreement. These agreements provide, among other things, that Manor Care (i) will provide certain corporate and support services, such as accounting, tax, and computer systems support and (ii) will provide certain risk management services and other miscellaneous administrative services. These agreements will extend for a period of 30 months from the spin-off date or until such time as the discontinued lodging segment has arranged to provide such services in-house or through another unrelated provider of such services. See "Notes to Consolidated Financial Statements--Discontinued Lodging Operations." Pursuant to the Distribution Agreement, ManorCare Health Services has agreed to assume certain obligations of Manor Care under these agreements.

  Following the Distribution, Manor Care Realty will have a continuing relationship with ManorCare Health Services as a result of the agreements being entered into in connection with the Distribution, including the Lease Agreements, the Development Agreement, the Non-Competition Agreement, the Assisted Living Facility Management Agreement, the Distribution Agreement, the Tax Sharing Agreement, the Tax Administration Agreement, the Employee Benefits and Other Employment Matters Allocation Agreement, the Employee Benefits Administration Agreement, the Office Sublease Agreement, the Corporate Services Agreement, the Trademark Agreement, the License Agreement, the Cash Management Agreement, the Design Services Agreement, and the Risk Management Consulting Services Agreement. See "Relationship Between Manor Care Realty and ManorCare Health Services After the Distribution."

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the underwriting agreement
(the "Underwriting Agreement") dated        , 1998, among Manor Care Real
Estate, the Parent Guarantor and the Underwriters, Manor Care Real Estate has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from Manor Care Real Estate, the following respective amounts of the Notes:

                                                                    PRINCIPAL
       UNDERWRITER                                               AMOUNT OF NOTES
       -----------                                               ---------------
   Chase Securities Inc. .......................................  $
   SBC Warburg Dillon Read Inc. ................................
                                                                  ------------
     Total......................................................  $350,000,000
                                                                  ============

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if they purchase any of the Notes. Manor Care Realty has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers initially at such price less a discount not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of % of the principal amount of the Notes. After the initial offering of the Notes to the public, the Underwriters may change the public offering price, the discount and the concession.

  The Notes comprise new issues of securities with no established trading market. Manor Care Realty has been advised by each of the Underwriters that such Underwriter intends to make a market in the Notes as permitted by applicable laws and regulations. However, neither of the Underwriters are under any obligation to make such a market and any such market-making may be discontinued by such Underwriter at any time. No assurances can be given that the Underwriters will make a market in the Notes, or as to the liquidity of, or the trading market for the Notes. Manor Care Real Estate does not intend to apply for listing of the Notes on any securities exchange or automated dealer quotation system.

  Chase Securities Inc. ("CSI") is an affiliate of The Chase Manhattan Bank ("Chase"), which is the agent bank and a lender under the Existing Revolving Credit Facility. Chase will receive its proportionate share of any repayment of amounts outstanding under the Existing Revolving Credit Facility from the proceeds of the Offering. CSI and SBC Warburg Dillon Read are acting as dealer managers of the Exchange Offer. SBC Warburg Dillon Read Inc. has acted as Manor Care's financial advisor in connection with the Distribution, for which Manor Care has agreed to compensate SBC Warburg Dillon Read Inc. $3,000,000 in advisory fees. Chase and CSI are expected to act as administrative agent and arranger, respectively, and Swiss Bank Corporation, an affiliate of SBC Warburg Dillon Read, is expected to act as documentation agent under the Credit Facilities. In addition, CSI is expected to act as arranger in connection with the new credit facilities of ManorCare Health Services. CSI and its affiliates and SBC Warburg Dillon Read Inc. continue to, and may, in the future, provide financial advisory, investment banking and commercial banking services for Manor Care Realty and ManorCare Health Services and their respective affiliates.

  In connection with the Offering, CSI, on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for purposes of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

  Manor Care Real Estate and the Parent Guarantor have agreed to indemnify the Underwriters, jointly and severally, against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters might be required to make in respect thereof.

                                 LEGAL MATTERS

  Certain legal matters as to the validity of the Notes offered hereby will be passed upon for Manor Care Realty by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and James H. Rempe, General Counsel for Manor Care. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel has provided and continues to provide legal services for Manor Care and its affiliates.

                                    EXPERTS

  The consolidated financial statements and schedules of Manor Care, Inc. as of May 31, 1997 and 1996 and for each of the three years in the period ended May 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                MANOR CARE, INC.

Report of Independent Public Accountants..................................  F-2
Consolidated Balance Sheets as of May 31, 1997 and 1996 and November 30,
 1997 (unaudited).........................................................  F-3
Consolidated Statements of Income for the fiscal years ended May 31, 1997,
 1996 and 1995 and the
 six months ended November 30, 1997 and 1996 (unaudited)..................  F-4
Consolidated Statements of Cash Flows for the fiscal years ended May 31,
 1997, 1996 and 1995
 and the six months ended November 30, 1997 and 1996 (unaudited)..........  F-5
Consolidated Statements of Shareholders' Equity as of May 31, 1997, 1996,
 1995 and 1994 and
 November 30, 1997 (unaudited)............................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

Report of Independent Public Accountants..................................  F-25
Balance Sheets as of May 31, 1997 and 1996 and November 30, 1997 (unau-
 dited)...................................................................  F-26
Statements of Income for the fiscal years ended May 31, 1997, 1996 and
 1995 and the
 six months ended November 30, 1997 and 1996 (unaudited)..................  F-27
Statements of Cash Flows for the fiscal years ended May 31, 1997, 1996 and
 1995
 and the six months ended November 30, 1997 and 1996 (unaudited)..........  F-28
Statements of Shareholder's Equity as of May 31, 1997, 1996, 1995 and 1994
 and
 November 30, 1997 (unaudited)............................................  F-29
Notes to Financial Statements.............................................  F-30

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF MANOR CARE, INC.:

  We have audited the accompanying consolidated balance sheets of Manor Care, Inc. (a Delaware Corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manor Care, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index in Item 16,
Exhibit 99.1 is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          Arthur Andersen LLP

Washington, D.C.

June 27, 1997
              (except for the Distribution as discussed in the footnotes entitled "Principles of Consolidation" and "Transactions between Manor Care Realty and ManorCare Health Services" which is dated September 14, 1997)

                          CONSOLIDATED BALANCE SHEETS

                                                                   NOVEMBER 30,
                                         MAY 31, 1997 MAY 31, 1996     1997
                                         ------------ ------------ ------------
                                                                   (UNAUDITED)
                                               (IN THOUSANDS OF DOLLARS)
                 ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............  $   32,882   $   62,533   $   53,032
  Receivables (net of allowances for
   doubtful accounts of $41,493, $24,311
   and $40,970).........................     215,191      107,267      256,162
  Inventories...........................      37,724       18,734       39,257
  Income taxes..........................      41,856       40,420       54,812
  Other.................................       9,817        6,107       28,688
                                          ----------   ----------   ----------
    Total current assets................     337,470      235,061      431,951
                                          ----------   ----------   ----------
Property and equipment, at cost, net of
 accumulated depreciation...............   1,027,571      918,207    1,076,521
                                          ----------   ----------   ----------
Goodwill................................     356,460       54,646      371,317
                                          ----------   ----------   ----------
Advances to discontinued lodging
 segment................................     115,723      225,723          --
                                          ----------   ----------   ----------
Net investment in discontinued lodging
 segment................................         --       159,537          --
                                          ----------   ----------   ----------
Other assets............................     142,480       88,666      115,475
                                          ----------   ----------   ----------
    Total assets........................  $1,979,704   $1,681,840   $1,995,264
                                          ==========   ==========   ==========
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.....  $   14,845   $   23,984   $    8,728
  Accounts payable......................      82,457       85,804       79,314
  Accrued expenses......................     130,519      113,426      125,882
  Income taxes payable..................         --         8,614       13,712
                                          ----------   ----------   ----------
    Total current liabilities...........     227,821      231,828      227,636
                                          ----------   ----------   ----------
Mortgages and other long-term debt......     596,473      490,575      559,063
                                          ----------   ----------   ----------
Deferred income taxes ($202,937,
 $151,410 and $213,752) and other.......     279,014      218,256      295,243
                                          ----------   ----------   ----------
Minority interest.......................     185,965       33,412      184,299
                                          ----------   ----------   ----------
SHAREHOLDERS' EQUITY
  Common stock $.10 par, 160.0 million
   shares authorized; 66.8 million, 65.8
   million and 67.0 million shares
   issued ..............................       6,682        6,581        6,710
  Contributed capital...................     194,640      174,364      198,605
  Retained earnings.....................     538,630      571,925      575,020
  Cumulative translation adjustment.....         --        (1,362)         --
  Treasury stock, 3.2 million, 3.0
   million and 3.2 million shares, at
   cost.................................     (49,521)     (43,739)     (51,312)
                                          ----------   ----------   ----------
    Total shareholders' equity..........     690,431      707,769      729,023
                                          ----------   ----------   ----------
                                          $1,979,704   $1,681,840   $1,995,264
                                          ==========   ==========   ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                SIX MONTHS ENDED
                                 YEARS ENDED MAY 31             NOVEMBER 30, 1997
                          ------------------------------------  ------------------
                             1997          1996        1995       1997      1996
                          ----------    ----------  ----------  --------  --------
                                      (IN THOUSANDS OF DOLLARS)
                                                                   (UNAUDITED)
Revenues................  $1,527,247    $1,248,197  $1,019,458  $885,623  $688,064
                          ----------    ----------  ----------  --------  --------
Expenses:
  Operating expenses....   1,202,836       963,081     769,998   723,244   541,482
  Depreciation and
   amortization.........      80,378        68,086      54,374    47,818    36,877
  General corporate and
   other................      68,563        72,322      63,197    28,208    31,873
  Provisions for asset
   impairment and
   restructuring........         --         26,300         --        --        --
                          ----------    ----------  ----------  --------  --------
  Total expenses........   1,351,777     1,129,789     887,569   799,270   610,232
                          ----------    ----------  ----------  --------  --------
Income from continuing
 operations before other
 income and (expenses)
 and income taxes.......     175,470       118,408     131,889    86,353    77,832
                          ----------    ----------  ----------  --------  --------
Other income and
 (expenses):
  Interest income from
   advances to
   discontinued lodging
   segment..............      21,221        19,673      15,492     4,994    10,157
  Gain on issuance of
   Vitalink stock.......      50,271           --          --        --        --
  Interest income and
   other................       8,683         5,416       7,348     4,690     4,633
  Minority interest
   expense..............      (4,001)       (1,688)     (2,129)    7,294       246
  Interest expense......     (41,831)      (30,338)    (22,769)  (22,073)  (19,168)
                          ----------    ----------  ----------  --------  --------
  Total other income and
   (expenses), net......      34,343        (6,937)     (2,058)   (5,095)   (4,132)
                          ----------    ----------  ----------  --------  --------
Income from continuing
 operations before
 income taxes...........     209,813       111,471     129,831    81,258    73,700
Income taxes............      84,700        46,000      52,156    35,692    29,400
                          ----------    ----------  ----------  --------  --------
Income from continuing
 operations.............     125,113        65,471      77,675    45,566    44,300
Discontinued lodging
 operations
  Income from
   discontinued lodging
   operations (net of
   income taxes of
   $8,734, $14,966,
   $13,144, $0, and
   $8,734
   respectively)........      11,829        20,436      16,811       --     11,829
Extraordinary item, net
 of taxes...............         --            --          --     (3,216)      --
Cumulative change in
 accounting principle,
 net of taxes ..........         --            --          --     (3,173)      --
                          ----------    ----------  ----------  --------  --------
Net income..............  $  136,942    $   85,907  $   94,486  $ 39,177  $ 56,129
                          ==========    ==========  ==========  ========  ========
Weighted average share
 of common stock........      63,257        62,628      62,480    63,748    63,040
                          ----------    ----------  ----------  --------  --------
Income per share of
 common stock
  Income from continuing
   operations...........  $     1.98    $     1.04  $     1.24  $   0.72  $   0.70
  Income from
   discontinued lodging
   operations...........        0.19          0.33        0.27       --       0.19
  Extraordinary item....         --            --          --      (0.05)      --
  Cumulative change in
   accounting
   principle............         --            --          --      (0.05)      --
                          ----------    ----------  ----------  --------  --------
Net income per share of
 common stock...........  $     2.16(a) $     1.37  $     1.51  $   0.62  $   0.89
                          ==========    ==========  ==========  ========  ========

--------
(a) Fiscal year 1997 does not add due to rounding.

 The accompanying notes are an integral part of these consolidated statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            SIX MONTHS ENDED
                                YEARS ENDED MAY 31,           NOVEMBER 30,
                           -------------------------------  ------------------
                             1997       1996       1995       1997      1996
                           ---------  ---------  ---------  --------  --------
                                      (IN THOUSANDS OF DOLLARS)
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income..............  $ 136,942  $  85,907  $  94,486  $ 39,177  $ 56,129
 Reconciliation of net
  income to net cash pro-
  vided by operating ac-
  tivities:
 Gain on issuance of
  Vitalink stock.........    (50,271)       --         --        --        --
 Income from discontinued
  lodging operations.....    (11,829)   (20,436)   (16,811)      --    (11,829)
 Depreciation and amorti-
  zation.................     80,378     68,086     54,374    47,818    36,877
 Cumulative change in ac-
  counting principle.....        --         --         --      5,288       --
 Adjustments to In Home
  Health Medicare re-
  serves.................        --         --         --     15,451       --
 Provisions for asset im-
  pairment and restruc-
  turing.................        --      26,300        --        --        --
 Amortization of debt
  discount...............        513        455        499       115       397
 Provisions for bad
  debts..................     20,341     16,190     12,587    19,311     7,987
 Increase (decrease) in
  deferred taxes.........     48,200     (4,314)     1,579     3,794     5,014
 Gain on sale of
  healthcare facilities..     (7,322)       --         --     (2,057)   (7,321)
 Minority interest.......      4,001      1,668      2,129    (7,104)      246
 Changes in assets and
  liabilities (excluding
  sold facilities and ac-
  quisitions):
 Change in receivables...    (87,205)   (39,551)   (20,128)  (53,694)  (26,109)
 Change in inventories
  and other current as-
  sets...................     (6,528)    (1,569)    (9,115)  (19,579)  (20,918)
 Change in current lia-
  bilities...............    (27,812)    48,366     15,839    (8,993)   (8,995)
 Change in income taxes
  payable................     (6,169)    12,879    (12,681)    7,988     8,863
 Change in other liabili-
  ties...................    (13,088)     5,306     (1,998)    3,852   (11,456)
                           ---------  ---------  ---------  --------  --------
Net cash provided by con-
 tinuing operations......     80,151    199,307    120,760    51,367    28,925
Net cash provided by dis-
 continued lodging opera-
 tions...................     40,599     52,682     48,604       --     40,599
                           ---------  ---------  ---------  --------  --------
Net cash provided by op-
 erating activities......    120,750    251,989    169,364    51,367    69,524
                           ---------  ---------  ---------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Investment in property
  and equipment..........   (167,716)  (121,896)   (83,500)  (91,815)  (78,165)
 Acquisition of assisted
  living facilities......        --     (19,050)       --        --        --
 Investment in systems
  development............    (15,753)   (14,436)    (8,400)  (18,905)   (5,548)
 Acquisition of pharmacy
  business...............    (97,400)       --         --        --        --
 Acquisition of
  healthcare facilities..    (17,793)   (32,369)   (56,745)      --     (4,440)
 Acquisition of pharma-
  cies...................     (5,291)    (6,270)    (2,451)   (5,672)   (5,291)
 GranCare settlement.....        --         --         --     18,500       --
 Acquisition of Vitalink
  stock..................    (30,000)       --         --        --        --
 Purchase of home health
  business...............        --     (22,950)       --        --        --
 Sale of healthcare busi-
  ness...................        --         --      13,334       --        --
 Sale of healthcare fa-
  cilities...............     17,283        --         --        --     17,283
 Receipts from (advances
  to) discontinued lodg-
  ing segment............    113,267    (27,201)   (51,461)  115,723       --
 Other items, net........     (5,832)   (14,946)    (2,490)   (5,105)  (13,899)
                           ---------  ---------  ---------  --------  --------
Net cash (utilized) pro-
 vided by investing ac-
 tivities of continuing
 operations..............   (209,235)  (259,118)  (191,713)   12,726   (90,060)
Net cash utilized by in-
 vesting activities of
 discontinued lodging op-
 erations................    (29,424)  (169,641)   (92,422)      --    (29,424)
                           ---------  ---------  ---------  --------  --------
Net cash (utilized) pro-
 vided by investing ac-
 tivities................   (238,659)  (428,759)  (284,135)   12,726  (119,484)
                           ---------  ---------  ---------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Borrowings of long-term
  debt...................    277,381    149,000    207,254   109,543   149,400
 Principal payments of
  long-term debt.........   (180,241)   (23,030)  (122,496)   (6,770) (108,547)
 Proceeds from exercise
  of stock options.......     12,254      3,307        841     3,989    10,149
 Treasury stock ac-
  quired.................     (5,782)    (1,131)       (73)   (1,807)      --
 Retirement of deben-
  tures..................     (9,900)       --         --   (146,100)   (9,900)
 Dividends paid..........     (6,108)    (5,502)    (5,489)   (2,798)   (2,765)
                           ---------  ---------  ---------  --------  --------
Net cash provided (uti-
 lized) by financing ac-
 tivities of continuing
 operations..............     87,604    122,644     80,037   (43,943)   38,337
Net cash provided by
 financing activities of
 discontinued lodging
 operations..............        654     43,687     50,008       --        654
                           ---------  ---------  ---------  --------  --------
Net cash provided (uti-
 lized) by financing ac-
 tivities................     88,258    166,331    130,045   (43,943)   38,991
                           ---------  ---------  ---------  --------  --------
Net change in cash and
 cash equivalents........    (29,651)   (10,439)    15,274    20,150   (10,969)
                           ---------  ---------  ---------  --------  --------
Cash and cash equiva-
 lents, at beginning of
 year....................     62,533     72,972     57,698    32,882    62,533
                           ---------  ---------  ---------  --------  --------
Cash and cash equiva-
 lents, at end of year...  $  32,822  $  62,533  $  72,972  $ 53,032  $ 51,564
                           =========  =========  =========  ========  ========
NON-CASH ACTIVITIES:
 Liabilities assumed in
  connection with acqui-
  sition of properties...  $ 172,778  $  68,250  $     --   $    --   $    --
                           =========  =========  =========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                              COMMON STOCK
                            ----------------- CONTRIBUTED RETAINED   TRANSLATION
                              SHARES   AMOUNT   CAPITAL   EARNINGS   ADJUSTMENT
                            ---------- ------ ----------- ---------  -----------
                              (IN THOUSANDS OF DOLLARS, EXCEPT COMMON SHARES)
Balance, May 31, 1994.....  65,436,734 $6,545  $167,316   $ 402,520    $   (31)
  Net income..............         --     --        --       94,486        --
  Exercise of stock op-
   tions..................      77,000      8       833         --         --
  Cash dividends..........         --     --        --       (5,489)       --
  Other...................         --     --        550           3        740
                            ---------- ------  --------   ---------    -------
Balance, May 31, 1995.....  65,513,734  6,553   168,699     491,520        709
  Net income..............         --     --        --       85,907        --
  Exercise of stock op-
   tions..................     269,156     28     3,279         --         --
  Cash dividends..........         --     --        --       (5,502)       --
  Other...................         --     --      2,386         --      (2,071)
                            ---------- ------  --------   ---------    -------
Balance, May 31, 1996.....  65,782,890  6,581   174,364     571,925     (1,362)
  Net income..............         --     --        --      136,942        --
  Exercise of stock op-
   tions..................   1,011,951    101    12,153         --         --
  Cash dividends..........         --     --        --       (6,108)       --
  Dividend of discontinued
   lodging segment........         --     --        --     (164,225)     1,362
  Tax benefit of common
   stock transactions
   related to employee
   benefit plans..........         --     --      6,818         --         --
  Other...................         --     --      1,305          96        --
                            ---------- ------  --------   ---------    -------
Balance, May 31, 1997.....  66,794,841  6,682   194,640     538,630        --
  Net income..............         --     --        --       39,177        --
  Exercise of stock op-
   tions..................     212,524     28     3,961         --         --
  Cash dividends..........         --     --        --       (2,798)       --
  Other...................         --     --          4          11        --
                            ---------- ------  --------   ---------    -------
Balance, November 30, 1997
 (unaudited)..............  67,007,365 $6,710  $198,605   $ 575,020    $   --
                            ========== ======  ========   =========    =======



 The accompanying notes are an integral part of these consolidated statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of Manor Care, Inc. and its subsidiaries (the "Company"). As a result of the Company's spin-off of its lodging operations, the accompanying financial statements reflect the lodging segment as a discontinued operation. All significant intercompany transactions have been eliminated, except for advances to the discontinued lodging segment and the related interest income.

  On September 15, 1997, the Company announced its intention to proceed with a separation of its skilled nursing facility management, assisted living, pharmacy and home health businesses (collectively, the "Health Services Business") from its skilled nursing facility management, real estate and healthcare facility development business via a spin-off of the Health Services Business (the "Distribution"). The spin-off of the Health Services Business will be effected by a distribution to the Company's shareholders of all the common stock of New ManorCare Health Services, Inc., a wholly owned subsidiary of the Company, which as of the date of the spin-off, will own and operate all the Company's assisted living operations as well as manage and lease the skilled nursing assets owned by the Company. Following the Distribution, New ManorCare Health Services, Inc. will change its name to ManorCare Health Services, Inc. and the Company will change its name to Manor Care Realty, Inc. The Board of Directors voted to approve in principle the transaction subject to receipt of other approvals and consents and satisfactory implementation of the arrangements for the Distribution. The Company anticipates that the transaction will be completed by the end of fiscal year 1998. The Distribution is conditional upon certain matters, including receipt of a satisfactory solvency opinion, and the declaration of the special dividend by the Company's Board of Directors.

  Following the Distribution, Manor Care Realty's principal sources of revenue will be payments pursuant to the leasing of the skilled nursing facilities to ManorCare Health Services, the operations of the developed assisted living facilities prior to sale, the proceeds of the sale of assisted living facilities, and revenues of Mesquite Hospital. Manor Care Realty's principal operating expenses will be related to the operation of the assisted living facilities prior to sale, the operating expenses of Mesquite Hospital and general overhead expenses. ManorCare Health Services' principal sources of revenue will be from the management of skilled nursing facilities owned by Manor Care Realty, the operations of assisted living facilities, pharmacy operations, home health operations and management fees from the developed assisted living facilities owned by Manor Care Realty. ManorCare Health Services' principal operating expenses will be expenses related to the operation of skilled nursing and assisted living facilities, lease payments to Manor Care Realty, and the operations of pharmacy and home health segments.

  Due to the fact that the majority of the current Manor Care, Inc. operations will be transferred to ManorCare Health Services, Inc. as a result of the Distribution, this transaction will be reported as a reverse Distribution. Accordingly, consolidated results for Manor Care, Inc. will be shown up to the date of the Distribution. After the Distribution, ManorCare Health Services, Inc. will present consolidated Manor Care, Inc. results for periods prior to the Distribution and Manor Care Realty, Inc. will present the historical financial statements of its subsidiary, Community Hospital of Mesquite, Inc. for periods prior to the Distribution.


UNAUDITED INTERIM FINANCIAL STATEMENTS

  The consolidated balance sheet as of November 30, 1997, the consolidated statements of income and the consolidated statements of cash flows for the six months ended November 30, 1997 and 1996, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at November 30, 1997 and for all periods presented have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations and cash flows for the six month periods ended November 30, 1997 and 1996 are not necessarily indicative of the operating results or cash flows for the full year.

CASH

  The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT

  The components of property and equipment at May 31, were:

                                                        1997          1996
                                                    ------------  ------------
                                                    (IN THOUSANDS OF DOLLARS)
   Land............................................ $     97,569  $     92,884
   Building and improvements.......................      971,850       887,184
   Capitalized leases..............................       12,747        12,747
   Furniture, fixtures and equipment...............      242,143       209,035
   Facilities in progress..........................       58,200        49,067
                                                    ------------  ------------
                                                       1,382,509     1,250,917
   Less: Accumulated depreciation and amortiza-
    tion...........................................     (354,938)     (332,710)
                                                    ------------  ------------
                                                    $  1,027,571  $    918,207
                                                    ============  ============

  Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows.

   Building and improvements........................................ 10-40 years
   Furniture, fixtures and equipment................................  3-20 years

  Accumulated depreciation includes $9.4 million and $9.7 million at May 31, 1997 and 1996, respectively, relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased property.

CAPITALIZATION POLICIES

  Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs, and minor replacements are charged to expense.

  Construction overhead and costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets.

  The Company capitalizes interest on borrowings applicable to facilities in progress. Interest has been capitalized as follows: 1997, $4.6 million; 1996, $3.1 million; 1995, $1.8 million.

ACCOUNTING FOR CAPITALIZED SYSTEMS DEVELOPMENT COSTS

  Costs incurred for systems development include direct payroll and consulting costs. These costs are capitalized and are amortized over the estimated useful lives of the related systems of not more than five years.

ACCOUNTING FOR INVESTMENTS IN JOINT VENTURES

  The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant influence. These investments are classified on the accompanying balance sheets as other long-term assets. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of the affiliates as they occur. Losses are limited to the extent of the Company's investments in, advances to and guarantees for the investee. These investments will be transferred in connection with the Distribution.

GOODWILL

  Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is amortized over 40 years. Amortization expense amounted to $4.5 million, $1.0 million and $0.7 million in each of the years ended May 31, 1997, 1996 and 1995, respectively.

PHARMACY CONTRACTS

  Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 20 years. The recoverability of these assets is evaluated annually. Amortization expense charged to operations for pharmacy contracts was $1.5 million in 1997, $0.9 million in 1996 and $0.9 million in 1995.

MINORITY INTEREST

  The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. Minority interest liability represents the cumulative minority owners' share of income in these entities.

SELF-INSURANCE PROGRAMS

  The Company self-insures for certain levels of general and professional liability, automobile liability, and workers' compensation coverage. The estimated costs of these programs are accrued at present values at a discount rate of 7% based on actuarial projections for known and incurred but not reported claims.


ACCOUNTING FOR STOCK-BASED COMPENSATION

  The Company has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method beginning in fiscal year 1997 with comparable disclosures for fiscal year 1996.

NET INCOME PER COMMON SHARE

  Net income per common share has been computed based on the weighted average number of shares of common stock outstanding. Stock options are included in the calculation when dilutive.

REVENUE RECOGNITION

  Revenues are recognized at the time the service is provided to the patient. The Company records revenue for services to Medicare beneficiaries at the time the services are rendered and based on the Medicare cost reimbursement principles. Under those principles, Medicare reimburses the Company for the reasonable costs (as defined) incurred in providing care to Medicare beneficiaries. The Company reports as reimbursable costs in the Medicare cost reports only those costs it believes to be reimbursable under the applicable Medicare cost reimbursement principles. In determining the amount of revenue to be recorded, those costs are reduced for costs that are in excess of reimbursable cost limits, and for costs for which reimbursement may be questionable based on the Company's understanding of reimbursement principles in effect at that time. Accordingly, this process results in recording revenue only for the costs that the Company believes are reasonable assured of recovery. Refer to "Commitments and Contingencies" footnote for additional information.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in its financial statements and the notes related thereto. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain amounts previously presented have been reclassified to conform to the 1997 presentation.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is substantially similar to the standard recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." The Company plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

                             LONG-TERM RECEIVABLES

  Long-term receivables of $22 million and $19.1 million at May 31, 1997 and 1996, respectively, represent accounts receivable for Medicare at In Home Health, Inc. ("IHHI"), relating primarily to the reimbursement of disputed costs from prior years.

  Approximately 55% of IHHI's revenue is derived from services provided to Medicare beneficiaries through cost reimbursement programs. Virtually all of the payments for these services are based on the Medicare program's reimbursable costs incurred in rendering the services. Cost reports are filed annually and are subject to audit and retroactive adjustment. IHHI reports revenue for those costs that it believes are probable of recovery under applicable Medicare statutes and regulations.

  Over the years Medicare auditors have claimed that certain costs were not reimbursable under the Medicare program. These positions are based on interpretations promulgated after the period covered by the cost reports that are contrary to IHHI's interpretation or on what IHHI believes is the misapplication of specific reimbursement principles.

  As of May 31, 1997, IHHI has received reports challenging $18.9 million of these costs. An additional $18.8 million of costs similar to the costs which have been challenged have been incurred through May 31, 1997 related to open cost reporting years. Of this $37.7 million, approximately $22.5 million related to the treatment of certain community liaison personnel costs, which Medicare alleges are unreimbursable sales costs. Other significant disputed costs related to physical therapists employed by IHHI and certain other branch and corporate expenses.

  As of May 31, 1997 total IHHI accounts receivable due from Medicare were approximately $40.5 million including the disputed costs of $37.7 million. On a consolidated basis, the Company had established reserves against these disputed costs of $9.8 million. The Company does not believe that the resolutions of these disputed costs will be accomplished in the next year. Therefore, they have been classified as a non-current asset. Additionally, as of May 31, 1997, IHHI had received approximately $12.5 million in payment from Medicare for disputed costs. Because Medicare may seek repayment of these amounts, the potential liability is recorded in Accrued Liabilities. In August 1997, IHHI received three court decisions relating to certain of these amounts.
IHHI has, on a preliminary basis, evaluated these decisions on its recorded accounts receivable and, accordingly, recorded a reserve of $15.5 million in the six months ended November 30, 1997. The net impact to the Company after taxes and minority interest was approximately $3.8 million.

                               ACCRUED EXPENSES

  Accrued expenses at May 31, 1997 and 1996 were as follows.

                                                          1997         1996
                                                      ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS)
   Payroll........................................... $     63,783 $     53,986
   Taxes, other than income..........................       14,507       12,302
   Insurance.........................................       18,271       22,310
   Interest..........................................        8,100        1,875
   Other.............................................       25,858       22,953
                                                      ------------ ------------
                                                      $    130,519 $    113,426
                                                      ============ ============

                                LONG-TERM DEBT

  Maturities of long-term debt at May 31, 1997 were as follows.

   FISCAL YEAR
   -----------
                                                       (IN THOUSANDS OF DOLLARS)
   1998...............................................         $ 14,845
   1999...............................................            8,605
   2000...............................................            7,891
   2001...............................................            6,536
   2002...............................................            6,279
   2003 to 2024.......................................          567,162
                                                               --------
                                                               $611,318
                                                               ========

  Long-term debt, consisting of mortgages, capital leases, Senior Notes, and Senior Subordinated Notes, was net of discount of $1.2 million and $1.0 million at May 31, 1997 and 1996, respectively. Amortization of discount was $0.5 million in 1997, 1996, and 1995, including the write-off associated with debt redemptions. At May 31, 1997, the Company had mortgages and capital leases of $80.2 million, of which $45.6 million is related to mortgages on assisted living facilities. Mortgages on assisted living facilities are held by the Company and will be transferred to New ManorCare Health Services on the Distribution Date.

  Interest paid was $35.6 million in 1997, $29.9 million in 1996 and $22.5 million in 1995. During fiscal year 1997, interest rates on subordinated debt ranged from 4.8% to 9.5%. Interest rates on mortgages and other long-term debt ranged from 2.6% to 12.0%. The weighted average interest rate in fiscal year 1997 was 7.2%.

  In June 1996, the Company issued $150.0 million of 7 1/2% Senior Notes due 2006. These notes are redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption. The proceeds of this offering were used to repay borrowings under the Company's $250.0 million competitive advance and multi-currency revolving credit facility (the "Facility").

  In November 1992, the Company issued $150.0 million of 9 1/2% Senior Subordinated Notes due November 2002. In July 1996, the Company repurchased $9.9 million of the 9 1/2% Senior Subordinated Notes for $10.5 million.

  In September 1996, the Company amended the Facility provided by a group of sixteen banks. The Facility provides that up to $75.0 million is available for borrowings in foreign currencies. Borrowings under the Facility are, at the option of the Company, at one of several rates including LIBOR plus 20 basis points. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the Facility. The Facility presently requires the Company to pay fees of 1/10 of 1% on the entire loan commitment. The facility requires payment of interest only prior to its termination date of September 6, 2001. At May 31, 1997, outstanding revolver borrowings amounted to $85.0 million.

  Various debt agreements impose, among other restrictions, restrictions regarding financial ratios and payment of dividends. Pursuant to such restrictions, owned property with a net book value of $145.8 million was pledged or mortgaged and approximately $167.4 million of retained earnings was not available for cash dividends.

  During fiscal year 1997, Vitalink Pharmacy Services, Inc. ("Vitalink") entered into a committed $200 million revolving credit facility (the "Vitalink Credit Facility") which expires February 12, 2002 with Chase Manhattan Bank.

  Amounts totaling $97.4 million were drawn under the Vitalink Credit Facility to redeem $98.2 million of GranCare's $100.0 million Senior Subordinated Notes. Borrowings under the Vitalink Credit Facility are at an interest rate of LIBOR plus 25 basis points. Vitalink is subject to a 0.15% facility fee for the total amount of the Vitalink Credit Facility payable on a quarterly basis. The terms of the Vitalink Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures, and interest coverage and consolidated leverage ratios. Vitalink was in compliance with the terms of the Vitalink Credit Facility for the fiscal year ended May 31, 1997. In conjunction with Vitalink's merger with TeamCare, Vitalink assumed $1.8 million of GranCare's 9 3/8% Senior Subordinated Notes due September 15, 2005. The notes require semi-annual interest payments. A $0.6 million premium has been recorded on the Senior Subordinated Notes to reflect the fair market value as of the merger date of February 12, 1997. The Vitalink Credit Facility requires payment of interest only prior to its termination date of February 12, 2002, and therefore the debt related to the Vitalink Credit Facility is classified as long-term on the consolidated balance sheet.

                                    LEASES

  The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2035. Future minimum lease payments are as follows.

                                                    OPERATING      CAPITALIZED
                                                     LEASES          LEASES
                                                   -------------  -------------
                                                   (IN THOUSANDS OF DOLLARS)
   1998..........................................   $      13,458   $      1,825
   1999..........................................          11,678          1,045
   2000..........................................          10,028            719
   2001..........................................           8,715            292
   2002..........................................           7,101            292
   Thereafter....................................          45,862          1,904
                                                    -------------   ------------
   Total minimum lease payments..................   $      96,842   $      6,077
                                                    -------------   ------------
   Less: Amount representing interest............                          1,606
                                                                    ------------
   Present value of lease payments...............                          4,471
                                                                    ------------
   Less: Current portion.........................                          1,445
                                                                    ------------
   Lease obligations included in long-term debt..                   $      3,026
                                                                    ============

  Rental expense under noncancelable operating leases was $11.9 million in 1997, $8.0 million in 1996 and $4.9 million in 1995.

                             INTEREST RATE HEDGING

  The Company has entered into multiple interest rate swap agreements to hedge its exposure to fluctuations in interest rates on its long-term debt and operating leases. At May 31, 1997, the Company had three interest rate swap agreements outstanding, with a total notional principal amount of $30.3 million. These agreements effectively convert the Company's interest rate exposure on a floating rate operating lease to a fixed interest rate of 5.60% and mature simultaneously with the relevant operating lease in 2002. The weighted average interest rate under the lease was 6.21% for the year ended May 31, 1997. While the Company is exposed to credit loss in the event of nonperformance by other parties to outstanding interest rate swap agreements, the Company does not anticipate any such credit losses.

  In conjunction with the June 1996 issuance of $150.0 million of 7 1/2% Senior Notes, the Company also entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $150.0 million. Agreements with a total notional principal amount of $100.0 million were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The remaining agreement, with a total notional principal amount of $50.0 million was terminated on October 23, 1996 with a $1.4 million cash gain. The gains on the termination of the agreements have been deferred and are being amortized against interest expense over the life of the 7 1/2% Senior Notes effectively reducing the interest rate on the Notes to 7.1%. The effect of the agreements on interest expense during the period that the agreements were outstanding was to reduce interest expense to 6.9%.

                                 INCOME TAXES

  Because of the relative ownership percentages, the Company files separate income tax returns for the Company's 51% owned pharmacy subsidiary, Vitalink Pharmacy Services, Inc. ("Vitalink") (effective February 1, 1997) and In Home Health, Inc. ("IHHI"). The consolidated tax provision, therefore, is based upon the separate tax provisions of each of the companies.

  Income tax provisions were as follows for the year ended May 31.

                                                       1997     1996      1995
                                                     -------- --------  --------
                                                     (IN THOUSANDS OF DOLLARS)
   Current tax expense:
     Federal........................................ $ 30,001 $ 41,427  $ 41,432
     State..........................................    6,499    8,887     9,145
   Deferred tax expense:
     Federal........................................   39,341   (3,450)    1,296
     State..........................................    8,859     (864)      283
                                                     -------- --------  --------
                                                      $84,700 $ 46,000  $ 52,156

  Deferred tax assets (liabilities) are comprised of the following at May 31.

                                                 1997       1996       1995
                                               ---------  ---------  ---------
                                                 (IN THOUSANDS OF DOLLARS)
   Depreciation and amortization.............. $(117,213) $ (83,237) $ (80,554)
   Purchased tax benefits.....................   (44,110)   (45,527)   (46,212)
   Gain on stock issuance.....................   (37,187)   (11,896)   (11,896)
   Other......................................   (23,368)   (19,514)   (17,956)
                                               ---------  ---------  ---------
   Gross deferred tax liabilities.............  (221,878)  (160,174)  (156,618)
                                               ---------  ---------  ---------
   Tax deposit................................     5,754      5,754     12,000
   Reimbursement reserve......................     9,550     16,882      5,064
   Reserve for doubtful accounts..............    20,267     10,206      8,309
   Deferred compensation......................    13,982      9,526      9,476
   Acquisition costs..........................     3,833        --         --
   Other......................................     7,263      6,816      8,030
                                               ---------  ---------  ---------
   Gross deferred tax assets..................    60,649     49,184     42,879
                                               ---------  ---------  ---------
   Net deferred tax........................... $(161,229) $(110,990) $(113,739)
                                               =========  =========  =========

  A reconciliation of income tax expense at the statutory rate to income tax expense included in the consolidated statements of income follows.

                                                    1997      1996      1995
                                                  --------  --------  --------
                                                  (IN THOUSANDS OF DOLLARS)
   Federal income tax rate.......................       35%       35%       35%
                                                  ========  ========  ========
   Federal taxes at statutory rate............... $ 73,435  $ 39,015  $ 45,441
   State income taxes, net of Federal tax
    benefit......................................    9,983     5,215     6,128
   Minority interest.............................    2,289       499     1,521
   Tax credits...................................     (143)      (19)     (910)
   Other.........................................     (864)    1,290       (24)
                                                  --------  --------  --------
   Income tax expense............................ $ 84,700  $ 46,000  $ 52,156
                                                  ========  ========  ========

  Income taxes paid on a consolidated basis for the years ended May 31, 1997, 1996, and 1995 were $54.0 million, $54.3 million, and $69.7 million, respectively.

                                 CAPITAL STOCK

  There are 5.0 million shares of authorized but unissued preferred stock with a par value of $1.00 per share. The rights of the preferred shares will be determined by the Board of Directors when the shares are issued.

  During fiscal years 1997 and 1996, the Company acquired 134,118 and 30,208 shares of its common stock for a total cost of $5.8 million and $1.1 million, respectively. A total of 8.9 million shares of common stock have been authorized, under various stock option plans, to be granted to key executive officers and key employees. At May 31, 1997 and 1996, options for the purchase of an aggregate of 3,041,807 and 3,667,527 shares were outstanding at prices equal to the market value of the stock at date of grant. Options totaling 822,717 are presently exercisable and 2,219,090 will become exercisable from fiscal year 1998 to 2002 and will expire at various dates to February 2007. In addition, 49,957 options have been granted to non-employee directors. Options totaling 7,630 are presently exercisable and 42,327 options will become exercisable from fiscal year 1998 to 2001 and will expire at various dates to September 2001.

  Option activity under the above plans was as shown in the table below.

          OPTIONS                                    1997      1996      1995
          -------                                  --------- --------- ---------
   Granted: No. of shares........................    956,400   582,168   110,000
     Avg. Option Price...........................  $   38.82 $   30.89 $   27.50
   Adjustment as a result of the spin-off: No. of
    shares.......................................  1,454,915       --        --
   Exercised: No. of shares......................  1,011,951   269,156    77,000
     Avg. Option Price...........................  $    8.45 $   12.34 $   10.92
   Canceled: No. of shares.......................  2,010,127   148,735       --
     Avg. Option Price...........................  $   22.42 $   20.57       --
   Outstanding at May 31:
     No. of shares...............................  3,091,764 3,702,527 3,538,250
     Avg. Option Price...........................  $   14.87 $   16.87 $   14.36
   Available for grant at May 31: No. of shares..  1,680,826 1,089,899 1,603,500

  In connection with the spin-off of the Company's lodging segment, the outstanding options held by current and former employees of the Company as of November 1, 1996 were redenominated in both Company and lodging company stock and the number and exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies to retain the intrinsic value of the options. The total number of options outstanding increased by 1,454,915 as a result of this adjustment.

  The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its various stock option plans and employee stock purchase plan and, accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans. Had compensation expense for options granted and shares purchased under the stock-based compensation plans been determined based on the fair value at the grant dates, net income and earnings per share would have been as follows for the years ended May 31.

                                                          1997          1996
                                                      ------------- ------------
                                                      (IN THOUSANDS OF DOLLARS,
                                                        EXCEPT PER SHARE DATA)
   Net income:
     As reported..................................... $     136,942 $     85,907
     Pro forma....................................... $     128,141 $     81,697
   Earnings per share:
     As reported..................................... $        2.16 $       1.37
     Pro forma....................................... $        2.03 $       1.30

  The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to fiscal year 1996 and additional awards are anticipated in future years.

  The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, the Company has assumed a risk-free interest rate equal to approximately 6.36% and 6.37% for fiscal years 1997 and1996, respectively, expected volatility of 12.8%, dividend yields based on historical dividends of $.088 per share annually and expected option lives of eight years. The average fair values of the options granted during 1997 and 1996, as measured on the dates of the grants, are estimated to be $15.12 and $11.96, respectively.

                         ACQUISITIONS AND DIVESTITURES

  On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition,

Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. As a result of the excess of fair value of Vitalink shares over the book value of TeamCare, Vitalink recorded approximately $292.5 million of goodwill. As a result of the merger, the Company's ownership interest in Vitalink decreased to 45%. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The Company's net pretax gain resulting from these transactions was $50.3 million.

  During fiscal year 1997, Vitalink purchased a pharmacy in California which services 5,100 institutional beds for a total of $5.3 million. In addition, the Company acquired a nursing center in California for $4.4 million and a nursing center in Michigan for $13.4 million. Through new construction, the Company opened four skilled nursing centers and six assisted living facilities. The Company sold four nursing centers in Indiana, Iowa, Illinois, and Texas for $17.3 million and transferred an assisted living facility with an approximate net book value of $4.9 million to the discontinued lodging segment.

  During fiscal year 1996, the Company acquired four nursing centers and an operating lease for approximately $45.4 million, of which $32.4 million was cash and the remainder was assumed liabilities. Additionally, six assisted living facilities, with five attached skilled nursing units, were purchased for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. Vitalink purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of IHHI, a provider of home health services. The Company paid an additional $20.0 million to IHHI for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 63% of the voting stock of IHHI. IHHI is consolidated in the Company's financial statements.

  During fiscal year 1995, the Company purchased nine nursing centers and assisted living facilities for approximately $56.7 million. Vitalink purchased a pharmacy servicing 1,300 institutional beds for $2.5 million. In March 1995, the Company sold its investment in a physicians' practice management business for $13.3 million. The physicians' practice management investment was made in fiscal year 1994 in the amount of $10.0 million.

  Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

  The following unaudited pro forma statement of operations information gives effect to the TeamCare merger transactions described above as though they had occurred on June 1, 1995, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation and amortization expense, increased interest expense on debt related to the merger, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the merger occurred at the beginning of the respective years.

  PRO FORMA STATEMENT OF OPERATIONS INFORMATION

                                                         YEARS ENDED MAY 31,
                                                      -------------------------
                                                          1997         1996
                                                      ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS,
                                                       EXCEPT PER SHARE DATA)
   Total net revenues................................ $  1,719,611 $  1,480,559
   Income from continuing operations before income
    taxes............................................ $    211,791 $    114,408
   Income from discontinued operations............... $     11,829 $     20,436
   Net income........................................ $    134,745 $     81,380
   Net income per share.............................. $       2.13 $       1.30

               PROVISIONS FOR ASSET IMPAIRMENT AND RESTRUCTURING

  The Company periodically reviews the net realizable value of its long-term assets based on certain circumstances which indicate the carrying amount of an asset may not be recoverable. If the carrying amount exceeds the net realizable value, an impairment loss is recorded in the period the impairment is determined.

  The Company recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long-lived assets and costs associated with the Company's restructuring. The most significant components of the provisions were non-cash impairment charges of $21.2 million relating to writedowns of property, equipment and capitalized systems development costs and $5.1 million related to the spinoff of the lodging segment in fiscal year 1996.

  In fiscal year 1996, the Company determined that it incurred costs in excess of the original amount expected to complete a systems development project for billing and receivables which began in fiscal year 1995. Intensive testing during a six month pilot identified over 100 major system problems. At this time, it was determined that the newly developed system was not functional and that a major system re-write was needed. Therefore, the Company compared the estimated net realizable value of the systems, based on the fair value of similar assets, to the carrying amount of these costs. The carrying amount was determined to be in excess of the fair value and accordingly, the related assets were written down by $13 million to the net realizable value.

                            DISCONTINUED OPERATIONS

  On November 1, 1996, the Company completed the spin-off of its lodging segment. The Company's shareholders of record on October 10, 1996 received one share of Choice Hotels International, Inc. common stock for each outstanding share of Manor Care common stock. Accordingly, lodging results are reported as discontinued operations for all periods presented.

  The revenues, income from discontinued operations before income taxes, and net income from discontinued operations for the years ended May 31, 1997, 1996, and 1995 were as follows.

                                                       1997     1996     1995
                                                      ------- -------- --------
                                                      (IN THOUSANDS OF DOLLARS)
   Revenues.......................................... $89,849 $374,873 $302,535
   Income from discontinued operations before income
    taxes............................................ $20,563 $ 35,402 $ 29,955
   Net income from discontinued operations........... $11,829 $ 20,436 $ 16,811

  Net income from discontinued operations for the year ended May 31, 1996 includes the results of operations of the lodging segment through March 7, 1996, the measurement date. During the period from the measurement date through May 31, 1996, the lodging segment incurred a net loss of $12.0 million. The net loss was primarily the result of provisions for asset impairment and costs and expenses directly associated with the spin-off totaling $33.3 million. The non-cash provision for asset impairment in the discontinued lodging segment reflects primarily the writedown of European hotel assets based on expected future cash flows. This non-cash provision was recorded in accordance with SFAS 121. No loss on the disposal of the discontinued lodging operations was recognized as the discontinued lodging segment generated income between the measurement date and the date of the spin-off.

  Included in discontinued lodging operations is interest expense charged by the continuing healthcare segment to the discontinued lodging segment relating to cash advances provided to the discontinued lodging segment for the acquisition and renovation of lodging assets. For the years ended May 31, 1997, 1996, and 1995, interest so allocated amounted to $3.4 million, $19.7 million, and $15.5 million, respectively. The indebtedness related to lodging acquisitions and renovations is reflected as advances to discontinued lodging segment in the consolidated balance sheets. Such advances amounted to $115.7 million and $225.7 million at May 31, 1997 and

1996, respectively. The indebtedness is to be repaid over a three year period from the date of the spin-off. Interest is charged at an annual rate of 9% on the indebtedness. The Company received a prepayment of $110.0 million on the advances to the discontinued lodging segment. This payment was subject to a prepayment penalty of $1.9 million.

  General corporate expenses of $5.5 million, $7.4 million, and $6.3 million, respectively, were charged to discontinued lodging operations for the years ended May 31, 1997, 1996, and 1995. Allocation of general corporate charges was principally determined based on time allocations.

  For purposes of providing an orderly transition after the spin-off, the Company has entered into various agreements with the discontinued lodging segment, including, among others, a Tax Sharing Agreement, Corporate Services Agreement, Employee Benefits Allocation Agreement and Support Services Agreement. These agreements provide, among other things, that the Company (i) will provide certain corporate and support services, such as accounting, tax, and computer systems support and (ii) will provide certain risk management services and other miscellaneous administrative services. These agreements will extend for a period of 30 months from the spin-off date or until such time as the discontinued lodging segment has arranged to provide such services in-house or through another unrelated provider of such services.

     TRANSACTIONS BETWEEN MANOR CARE REALTY AND MANORCARE HEALTH SERVICES

  For purposes of providing an orderly transition after the Distribution, Manor Care Realty and ManorCare Health Services will enter into various agreements, including, among others, Lease Agreements, Development Agreement, Assisted Living Facility Management Agreement, Tax Sharing Agreement, Tax Administration Agreement, Corporate Services Agreement, Employee Benefits and Other Employment Matters Allocation Agreement and Employee Benefits Administration Agreement. Effective at the Distribution Date, these agreements will provide, among other things, that ManorCare Health Services (i) will perform certain corporate and support services, such as accounting, risk management and computer systems support, (ii) will establish or participate in pension, profit sharing and incentive plans similar to those in place at the Company, (iii) will receive certain miscellaneous administrative services and
(iv) will lease skilled nursing facilities from Manor Care Realty. These agreements will extend from the Distribution Date until such time as ManorCare Health Services or Manor Care Realty has arranged to provide such services in-house or through another unrelated provider of such services.

LEASE AGREEMENTS

  On the Distribution Date, Manor Care Realty and ManorCare Health Services will enter into Lease Agreements, pursuant to which Manor Care Realty will lease to ManorCare Health Services all of its skilled nursing facilities. Under each Lease Agreement, ManorCare Health Services' use of the subject facility will be limited to skilled nursing operations.

  Manor Care Realty will be responsible for paying all real property taxes and insurance costs. ManorCare Health Services will be obligated to pay to Manor Care Realty under each Lease Agreement an annual amount equal to the Owner's Priority ("Land Rent"). In addition, each Lease Agreement will provide for ManorCare Health Services to retain a base fee monthly of 6% of Project Revenues (as defined in the Lease Agreement) and an incentive fee of up to 23% of Net Operating Profit (as defined in the Lease Agreement).

  Under each Lease Agreement, Manor Care Realty will have the right to terminate if certain financial results are not achieved or if, due to ManorCare Health Services' fault, the facility is decertified as a skilled nursing facility or is disqualified from participation in Medicare or Medicaid. The Lease Agreements will also provide for termination in the event of additional defaults such as monetary default, breach of covenant and bankruptcy defaults. Manor Care Realty will be obligated to pay to Manor Care Health Services a termination fee in certain situations.

DEVELOPMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into a development agreement (the "Development Agreement") pursuant to which Manor Care Realty will develop assisted living facilities for sale to ManorCare Health Services and retain ownership of such facilities until occupancy has stabilized at 75% or more for a period of 5 days. The purchase price for each facility will be at a premium to the total development costs, which will be based upon the time elapsed since the opening of the facility.

ASSISTED LIVING FACILITY MANAGEMENT AGREEMENT

  On the Effective Date, Manor Care Realty and ManorCare Health Services will enter into an assisted living facility management agreement (the "Assisted Living Facility Management Agreement") pursuant to which during the two-year stabilization period under the Development Agreement, ManorCare Health Services will manage the facility for Manor Care Realty. During the management period, ManorCare Health Services will be reimbursed for all operating costs and will receive a fixed monthly fee.

7 1/2% SENIOR NOTES

  In connection with the Exchange Offer, ManorCare Health Services will assume $150 million of 7 1/2% Senior Notes due 2006 from the Company. These notes will be redeemable at the option of ManorCare Health Services at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption.

                         COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal years 1997, 1996, and 1995 these revenues amounted to $652.1 million, $549.1 million, and $431.0 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant. The increase in revenues subject to audit adjustment is due, in large part, to acquisitions made by Vitalink and, in fiscal year 1996, to the investment in IHHI. The Company does not anticipate a material effect on revenues as a result of the Balanced Budget Act of 1997. However, the regulations pertaining to this Act have neither been proposed nor implemented, and therefore, this preliminary conclusion may change as a result.

  In fiscal year 1997, the Health Care Financing Administration issued a modification to regulations governing the treatment of interest expense and investment income offsets for Medicare reimbursement purposes. As a result of this modification the Company recognized revenues of approximately $20 million in fiscal year 1997, which had been reserved in prior years.

  As of May 31, 1997, the Company had contractual commitments of $58.2 million relating to its internal construction program.

  Vitalink has a limited guarantee to Health Retirement Properties Trust ("HRPT") of up to $15.0 million for default mortgage payments of GranCare facility leases assumed in connection with the merger. In return, Vitalink is the beneficiary of a $15.0 million line of credit from GranCare in the event that any of the facilities defaults on its mortgage to HRPT.

  One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties ("PRPs") in a variety of actions (the "Actions") relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. (S)(S)9601 et seq. ("CERCLA") and similar state laws. CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up. The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies ("Cenco"). Cenco was acquired in 1981 by a wholly owned subsidiary of the Company. The Actions allege that Cenco transported and/or generated hazardous substances what came to be located at the sites in question. The Company believes that the waste disposal activities at issue occurred prior to the Manor Care subsidiary's acquisition of Cenco. Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies. Such proceedings typically involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial. The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where the Company is alleged to be a potentially responsible party has not yet been quantified. The Company believes that the potential environmental liability exposure, after consideration of insurance coverage, is approximately $3 million. Future liabilities for the pending environmental claims and litigation, without regard to insurance, currently are not expected to exceed approximately $46 million. The Company estimated future liabilities without regard to insurance based on counsel's evaluation of the range of potential liability and cost of defense in each of the Actions. The Company has accrued the liabilities based on its estimate of the likely outcome of the Actions, taking into account insurance coverage available for the liabilities.

                         BUSINESS SEGMENT INFORMATION

  The Company operates principally in four segments: skilled nursing operations, pharmacy services, assisted living operations and home health operations. Revenues for the pharmacy segment include sales to skilled nursing and assisted living facilities which are subsequently eliminated in consolidation. Income (loss) from operations consists of total revenues less operating, depreciation and amortization, and general corporate expenses.

                          SKILLED               ASSISTED       HOME
                          NURSING      PHARMACY  LIVING       HEALTH   ELIMINATIONS   TOTAL
                         ----------    -------- --------     --------  ------------ ----------
1997
----                                       (IN THOUSANDS OF DOLLARS)
Revenues................ $1,118,208    $274,038 $54,853      $124,354    $(44,206)  $1,527,247
Income (loss) from
 operations.............    144,865      33,109  (2,739)       (2,928)      3,163      175,470
Identifiable assets.....  1,223,808     516,805 178,684        60,407         --     1,979,704
Depreciation and
 amortization...........     61,068       9,527   6,723         3,060         --        80,378
Capital expenditures....    122,812       4,648  55,967            42         --       183,469
1996
----
Revenues................ $1,034,190    $141,115 $37,276      $ 74,153    $(38,537)  $1,248,197
Income (loss) from
 operations.............     99,174(a)   22,301  (6,982)(a)        67       3,848      118,408
Identifiable assets.....  1,383,072      79,013 147,157        72,598         --     1,681,840
Depreciation and
 amortization...........     56,362       4,363   5,613         1,748         --        68,086
Capital expenditures....    109,063       3,537  23,170           562         --       136,332
1995
----
Revenues................ $  938,946    $112,257 $12,368           --     $(44,113)  $1,019,458
Income (loss) from
 operations.............    110,691      18,726  (1,202)          --        3,674      131,889
Identifiable assets.....  1,153,648      63,825  72,344           --          --     1,289,817
Depreciation and
 amortization...........     48,675       3,753   1,946           --          --        54,374
Capital expenditures....     62,509       2,163  27,228           --          --        91,900

--------
(a) Includes total provisions for asset impairment and restructuring of $26.3 million, of which $25.1 million relates to skilled nursing operations and $1.2 million relates to assisted living operations.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

  The Company has various pension and profit sharing plans, including a supplemental executive retirement plan, and contributes to certain union welfare plans. The provision for these plans amounted to $11.8 million in 1997, $11.6 million in 1996, and $11.0 million in 1995. All vested benefits under retirement plans are funded or accrued.

  The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions of up to 6% of each covered employee's salary are determined based on the employee's level of contribution to the plan, years of service and Company profitability. The cost of the plan totaled $7.2 million in 1997, $5.8 million in 1996, and $4.8 million in 1995.

  Also included in the Company's retirement plans is a defined benefit pension plan covering substantially all of its employees. The benefits are based on service credits for years of participation after January 1, 1992. In addition, there is a prior benefit equal to the accrued benefit at December 31, 1991 for certain individuals who were participants in a predecessor plan. No new participants were eligible to enter this plan after August 15, 1996 and service credits for all participants were frozen as of December 31, 1996.

  Service cost benefits earned during fiscal years 1997, 1996 and 1995 approximated the plan's annual costs of $4.0 million, $2.8 million, and $2.7 million, respectively. As of February 28, 1997, 1996, and 1995, plan assets of approximately $20.3 million, $14.4 million, and $11.0 million compared to vested benefit obligations of $17.0 million, $12.4 million, and $8.7 million, respectively.

  Projected benefit obligations were not significantly different from accumulated benefit obligations of $21.0 million, $16.3 million, and $11.0 million as of the same dates. Liabilities recorded on the Company's balance sheets as of May 31, 1997, 1996, and 1995 were $2.3 million, $2.0 million, and $0.5 million, respectively. Projected benefit obligations were determined using an assumed discount rate of 7.5% for 1997, 7.0% for 1996, and 8.5% for 1995, an assumed rate of return on plan assets of 8.25%, and an assumed compensation increase of 4.5%.

  The Company also has various incentive compensation plans for certain personnel. Incentive compensation expense was $5.3 million in 1997, $4.4 million in 1996, and $4.1 million in 1995.

  As part of the Vitalink merger with TeamCare, a temporary 401(k) plan has been established for employees who were former participants in the GranCare 401(k) plan. Vitalink expects to establish a permanent plan in fiscal year 1998.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

  Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet.

  The balance sheet carrying amounts of cash, cash equivalents, and receivables approximate fair value due to the short-term nature of these items. Management believes that the fair value of the advances to the discontinued lodging segment approximates the carrying value.

  Total fair market value for the outstanding interest rate swap agreements at May 31, 1997 and 1996 was $1.4 million and $1.8 million, respectively. Fair values were determined based on quoted rates.

                         SUMMARY OF QUARTERLY RESULTS
                                  (UNAUDITED)

                                            INCOME FROM
                                            CONTINUING
                                         OPERATIONS BEFORE
QUARTERS ENDED                           OTHER INCOME AND
(IN THOUSANDS OF DOLLARS,                 (EXPENSES) AND
EXCEPT PER SHARE DATA)         REVENUE     INCOME TAXES    NET INCOME PER SHARE
-------------------------     ---------- ----------------- ---------- ---------
FISCAL 1997
August....................... $  336,479     $ 36,126       $ 23,685    $ .38
November.....................    351,585       41,706         32,444      .51
February.....................    388,747       46,792         61,392      .97
May..........................    450,436       50,846         19,421      .30
                              ----------     --------       --------    -----
                              $1,527,247     $175,470       $136,942    $2.16
                              ==========     ========       ========    =====
FISCAL 1996
August....................... $  273,992     $ 30,512       $ 28,426    $ .45
November.....................    299,722       38,050         28,788      .46
February.....................    334,404       36,844         22,302      .36
May..........................    340,079       13,002          6,391      .10
                              ----------     --------       --------    -----
                              $1,248,197     $118,408       $ 85,907    $1.37
                              ==========     ========       ========    =====

        QUARTERLY MARKET PRICE RANGE OF COMMON STOCK AND DIVIDENDS PAID
                                  (UNAUDITED)

                                MARKET PRICE PER SHARE    CASH DIVIDENDS PAID
                                ------------------------  ----------------------
                                                          PER SHARE
QUARTERS ENDED                     HIGH          LOW        AMOUNT     DATE
--------------                  -----------  -----------  ----------------------
FISCAL 1997
August......................... $     39.63* $     31.50*   $   .022     8/27/96
November....................... $     42.25* $     23.75    $   .022    11/27/96
February....................... $     28.00  $     24.13    $   .022     2/27/97
May............................ $     28.38  $     21.88    $   .022     5/27/97
FISCAL 1996
August......................... $     34.25* $     27.78*   $   .022     8/25/95
November....................... $     35.58* $     30.50*   $   .022    11/27/95
February....................... $     40.25* $     32.75*   $   .022     2/27/96
May............................ $     43.50* $     36.50*   $   .022     5/24/96

--------
 * Market prices prior to November 1, 1996, are reflective of the stock value prior to the spin-off of the discontinued lodging business.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of Community Hospital of Mesquite, Inc.:

  We have audited the accompanying balance sheets of Community Hospital of Mesquite, Inc. (a Delaware Corporation and wholly-owned indirect subsidiary of Manor Care, Inc. the "Company") as of May 31, 1997 and 1996, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Hospital of Mesquite, Inc., as of May 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, DC

February 27, 1998

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

                              BALANCE SHEETS

                                              AS OF NOVEMBER 30,  AS OF MAY 31,
                                                     1997         1997    1996
                                              ------------------ ------- -------
                                                 (UNAUDITED)
                                                  (IN THOUSANDS OF DOLLARS)
ASSETS:
Current assets:
  Cash and cash equivalents.................       $   183       $   164 $   288
  Accounts receivable, net of allowance for
   doubtful accounts of $3,729, $3,093 and
   $3,642...................................         4,921         5,704   6,031
  Prepaid expenses and other................           211           202     236
  Inventories...............................         1,164         1,004     992
                                                   -------       ------- -------
    Total current assets....................         6,479         7,074   7,547
                                                   -------       ------- -------
  Deferred income tax asset.................         1,634         1,543   1,677
  Property and equipment, net...............        19,829        20,751  17,288
                                                   -------       ------- -------
    TOTAL ASSETS............................       $27,942       $29,368 $26,512
                                                   -------       ------- -------
LIABILITIES AND SHAREHOLDER'S EQUITY:
Current liabilities:
  Accounts payable..........................       $   951       $ 1,419 $   994
  Accrued expenses..........................           847           985     797
  Due to Parent.............................           363         2,700   3,826
                                                   -------       ------- -------
    Total current liabilities...............         2,161         5,104   5,617
                                                   -------       ------- -------
Estimated third-party payor settlements.....           528           815     590
Liability to limited partners...............           650           --      --
                                                   -------       ------- -------
    TOTAL LIABILITIES.......................         3,339         5,919   6,207
                                                   -------       ------- -------
Common stock ($2 par, 500 shares authorized,
 issued and outstanding)....................             1             1       1
Contributed capital.........................         1,101         1,101   1,101
Retained earnings...........................        23,501        22,347  19,203
                                                   -------       ------- -------
    TOTAL SHAREHOLDER'S EQUITY..............        24,603        23,449  20,305
                                                   -------       ------- -------
    TOTAL LIABILITIES AND SHAREHOLDER'S
     EQUITY.................................       $27,942       $29,368 $26,512
                                                   =======       ======= =======

   The accompanying notes are an integral part of these balance sheets.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

                           STATEMENTS OF INCOME

                                           FOR THE SIX
                                          MONTHS ENDED   FOR THE YEARS ENDED MAY
                                          NOVEMBER 30,             31,
                                         --------------- -----------------------
                                          1997    1996    1997    1996    1995
                                         ------- ------- ------- ------- -------
                                           (UNAUDITED)
                                                (IN THOUSANDS OF DOLLARS)
Net patient revenues...................  $22,221 $21,827 $44,889 $42,044 $40,505
Operating expenses:
  Salaries and benefits................    8,241   8,410  16,832  16,023  15,007
  Supplies.............................    2,605   2,717   5,613   5,079   5,055
  Department contracts.................    1,428   1,605   3,189   3,584   4,924
  Other................................    2,211   2,311   4,896   4,438   4,426
  Bad debt expense.....................    4,293   3,017   6,833   6,153   5,146
  Depreciation.........................    1,150     865   1,955   1,344   1,275
  Management fees......................      257     254     508     397     318
                                         ------- ------- ------- ------- -------
Total operating expenses...............   20,185  19,179  39,826  37,018  36,151
                                         ------- ------- ------- ------- -------
Operating income.......................    2,036   2,648   5,063   5,026   4,354
Other expenses:
  Interest.............................       74     --      --      --      --
  Limited partners' interest...........       63     --      --      --      --
                                         ------- ------- ------- ------- -------
Total other expenses...................      137     --      --      --      --
                                         ------- ------- ------- ------- -------
Income before provision for income tax-
 es....................................    1,899   2,648   5,063   5,026   4,354
Provision for income taxes.............      745   1,032   1,919   1,907   1,647
                                         ------- ------- ------- ------- -------
Net income.............................  $ 1,154 $ 1,616 $ 3,144 $ 3,119 $ 2,707
                                         ======= ======= ======= ======= =======

  The accompanying notes are an integral part of these income statements.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

                         STATEMENTS OF CASH FLOWS

                                     FOR THE              FOR THE
                                SIX MONTHS ENDED        YEARS ENDED
                                  NOVEMBER 30,            MAY 31,
                                ------------------  ----------------------
                                  1997      1996     1997    1996    1995
                                --------  --------  ------  ------  ------
                                   (UNAUDITED)
                                      (IN THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING AC-
 TIVITIES:
Net income....................  $  1,154  $  1,616  $3,144  $3,119  $2,707
Reconciliation of net income
 to net cash (utilized) pro-
 vided by
 operating activities:
  Depreciation ...............     1,150       865   1,955   1,344   1,275
  Provision for bad debts.....     4,293     3,017   6,833   6,153   5,146
  Change in deferred taxes....       (91)      132     134    (656)   (246)
  Limited partners' interest .        63       --      --      --      --
Change in assets and liabili-
 ties:
  Change in accounts receiv-
   able.......................    (3,510)   (3,360) (6,506) (5,933) (5,992)
  Change in prepaid expenses
   and other .................        (9)       54      34      87    (151)
  Change in inventories.......      (160)      (67)    (12)    (31)    (35)
  Change in accounts payable
   and accrued expenses.......      (669)      225     613     130     323
  Change in estimated third-
   party payor settlements....      (287)      267     225     590    (125)
  Change in due to Parent.....    (2,337)     (664) (1,126)  3,076  (1,394)
                                --------  --------  ------  ------  ------
    NET CASH (UTILIZED) PRO-
     VIDED BY OPERATING             (403)    2,085   5,294   7,879   1,508
     ACTIVITIES...............  --------  --------  ------  ------  ------
CASH FLOWS FROM INVESTING AC-
 TIVITIES:
  Investment in property and        (228)   (1,962) (5,418) (7,678) (1,421)
   equipment..................  --------  --------  ------  ------  ------
    NET CASH UTILIZED BY            (228)   (1,962) (5,418) (7,678) (1,421)
     INVESTING ACTIVITIES.....  --------  --------  ------  ------  ------
CASH FLOWS FROM FINANCING AC-
 TIVITIES:
  Offering of limited partner-       650       --      --      --      --
   ship units.................  --------  --------  ------  ------  ------
    NET CASH PROVIDED BY FI-         650       --      --      --      --
     NANCING ACTIVITIES.......  --------  --------  ------  ------  ------
CHANGE IN CASH AND CASH EQUIV-
 ALENTS.......................        19       123    (124)    201      87
CASH AND CASH EQUIVALENTS, BE-       164       288     288      87     --
 GINNING OF PERIOD............  --------  --------  ------  ------  ------
CASH AND CASH EQUIVALENTS, END  $    183  $    411  $  164  $  288  $   87
 OF PERIOD....................  --------  --------  ------  ------  ------

     The accompanying notes are an integral part of these statements.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

                    STATEMENTS OF SHAREHOLDER'S EQUITY

                                              COMMON STOCK
                                              -------------
                                                            CONTRIBUTED RETAINED
                                              SHARES AMOUNT   CAPITAL   EARNINGS
                                              ------ ------ ----------- --------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT
                                                        COMMON SHARES)
Balance, May 31, 1994........................  500    $ 1     $1,101    $13,377
 Net income..................................  --     --         --       2,707
                                               ---    ---     ------    -------
Balance, May 31, 1995........................  500      1      1,101     16,084
 Net income..................................  --     --         --       3,119
                                               ---    ---     ------    -------
Balance, May 31, 1996........................  500      1      1,101     19,203
 Net income..................................  --     --         --       3,144
                                               ---    ---     ------    -------
Balance, May 31, 1997........................  500      1      1,101     22,347
 Net income (unaudited)......................  --     --         --       1,154
                                               ---    ---     ------    -------
Balance, November 30, 1997 (unaudited).......  500    $ 1     $1,101    $23,501
                                               ===    ===     ======    =======

     The accompanying notes are an integral part of these statements.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

                      NOTES TO FINANCIAL STATEMENTS

 AS OF MAY 31, 1997 AND 1996 AND FOR THE FISCAL YEARS ENDED MAY 31, 1997, 1996
                                 AND 1995

1. ORGANIZATION

  Mesquite Community Hospital (the "Hospital") is a 172-bed general medical/surgical acute care hospital located in Mesquite, Texas. The Hospital provides inpatient, outpatient and emergency care services. Admitting physicians are primarily practitioners in the greater Dallas area. The Hospital was incorporated in 1976 as Community Hospital of Mesquite, Inc., the "Company" a wholly-owned indirect subsidiary of Manor Care, Inc., a Delaware company (the "Parent"). In June of 1997, Mesquite Community Hospital, L.P., a Texas limited partnership, was formed to own and operate the Hospital. As a result of this new partnership, the Company is the General Partner and now owns 97.7% of the Hospital with the remainder owned by limited partners. The limited partners consist of doctors and other key employees of the Hospital. (See Subsequent Event--Note 12.)

2. SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL STATEMENTS

  The accompanying balance sheet as of November 30, 1997 and the statements of income and cash flows for the six month periods ended November 30, 1997 and November 30, 1996 have been prepared by the Company without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principals have been omitted. The Company believes the disclosures made are adequate to make the information presented not misleading. In the opinion of the Company, the accompanying unaudited financial statements reflect all adjustments, including only normal recurring adjustments necessary to present fairly the financial position of the Company at November 30, 1997 and the results of operations and cash flows for the six months ended November 30, 1997 and November 30, 1996. Interim results are not necessarily indicative of fiscal year performance.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

  Inventories, consisting primarily of surgical and medical supplies, are valued at the lower of cost (first in, first out "FIFO") or market. This estimated replacement cost for these inventories is not materially different from the FIFO value.

PROPERTY AND EQUIPMENT

  Property and equipment acquisitions are recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed using the straight-line method. A summary of the ranges of estimated useful lives is as follows:

        Building and improvements................................... 10-40 years
        Equipment...................................................  3-20 years

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

NET PATIENT REVENUE

  Net patient revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered.

  Revenue under third-party payor agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party payor settlements are recorded in the period the related services are rendered. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the year of settlement.

  The Company participates in charity care and, accordingly, foregoes charges for services and supplies furnished under this policy. The amounts related to charity care in fiscal years 1997, 1996 and 1995 were $1,576,000, $1,387,000 and $1,245,000, respectively.

3. INCOME TAXES

  The provisions for income taxes are as follows for the years ended May 31.

                                                           1997   1996    1995
                                                          ------ ------  ------
                                                             (IN THOUSANDS)
      Current:
        Federal.......................................... $1,573 $2,259  $1,667
        State............................................    212    304     226
                                                          ------ ------  ------
        Total current....................................  1,785  2,563   1,893
                                                          ------ ------  ------
      Deferred:
        Federal..........................................    112   (578)   (217)
        State............................................     22    (78)    (29)
                                                          ------ ------  ------
        Total deferred ..................................    134   (656)   (246)
                                                          ------ ------  ------
      Total provision for income taxes................... $1,919 $1,907  $1,647
                                                          ====== ======  ======

  Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred tax assets (liabilities) are comprised of the following at May 31, 1997 and 1996.

                                                                 1997    1996
                                                                ------  ------
                                                                     (IN
                                                                 THOUSANDS)
      Depreciation............................................. $ (986) $ (860)
      Other....................................................    --      (45)
                                                                ------  ------
      Gross deferred tax liabilities...........................   (986)   (905)
                                                                ------  ------
      Reserve for doubtful accounts............................  1,243   1,358
      Third-party receivable reserves..........................    309     223
      Self-insurance...........................................    977   1,001
                                                                ------  ------
      Gross deferred tax assets................................  2,529   2,582
                                                                ------  ------
      Net deferred tax assets.................................. $1,543  $1,677
                                                                ======  ======

  Management has determined that no valuation allowance related to deferred tax assets is necessary at May 31, 1997 and 1996.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

  The Company joins with the Parent in the filing of a consolidated Federal tax return and files a separate tax return for the state of Texas. The Parent allocates taxes to the Company as if the Company were a separate entity. The Parent pays income taxes on behalf of the Company, the cumulative effect of which is reflected in due to Parent.

4. NET ACCOUNTS RECEIVABLE

  The Company has agreements with third-party payors that provide for payments to the Company at amounts different from established rates. A summary of the payment arrangements with major third-party payors follows.

  MEDICARE

  Inpatient acute care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Inpatient nonacute services and certain outpatient service costs related to Medicare beneficiaries are paid on a cost reimbursement methodology or fixed for schedule. The Company is reimbursed for cost reimbursable items at a tentative rate with the final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicare fiscal intermediary.

  MEDICAID

  Inpatient acute care services rendered to Medicaid program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Certain outpatient services rendered to Medicaid program beneficiaries are reimbursed under a cost reimbursement methodology or fixed fee schedule. The Company is reimbursed at a tentative rate with final settlement determined after submission of annual cost reports by the Company and audits thereof by the Medicaid fiscal intermediary.

  The Company also has payment agreements with certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

  In the opinion of management, any differences between net patient service revenues recorded and final determination will not be significant.

5. PROPERTY AND EQUIPMENT

  The components of property and equipment at May 31, 1997 and 1996 were as follows.

                                                               1997      1996
                                                             --------  --------
                                                             (IN THOUSANDS OF
                                                                 DOLLARS)
      Land.................................................. $    615  $    615
      Building and improvements.............................   17,111    10,152
      Equipment.............................................   16,410    12,396
      Construction in process...............................      --      6,737
                                                             --------  --------
                                                               34,136    29,900
      Less accumulated depreciation.........................  (13,385)  (12,612)
                                                             --------  --------
                                                             $ 20,751  $ 17,288
                                                             ========  ========

  In June 1996, the Company opened a new addition to the building with a cost of $6.7 million, which accommodates emergency room and ambulatory surgery suites. The amounts of capitalized interest related to the construction were $15,014, $256,018 and $39,643, respectively, in fiscal years 1997, 1996 and
1995.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

6. ACCRUED EXPENSES

  Accrued expenses as of May 31, 1997 and 1996, were as follows.

                                                                       1997 1996
                                                                       ---- ----
                                                                          (IN
                                                                       THOUSANDS
                                                                          OF
                                                                       DOLLARS)
      Payroll......................................................... $598 $514
      Vacation........................................................  213  154
      Taxes and other.................................................  174  129
                                                                       ---- ----
                                                                       $985 $797
                                                                       ==== ====

7. CONCENTRATIONS OF CREDIT RISK

  The Company grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payor agreements. The mix of gross receivables from patients and third-party payors at May 31, 1997, and 1996, was as follows.

                                                                     1997  1996
                                                                     ----  ----
      Medicare......................................................  22%   23%
      Medicaid......................................................  16    13
      Blue Cross....................................................   4     3
      Other third-party payors......................................  35    27
      Self-pay......................................................  23    34
                                                                     ---   ---
                                                                     100%  100%
                                                                     ===   ===

8. DUE TO PARENT

  The Company participates in a cash management program with the Parent whereby the Parent receives and disburses cash on behalf of the Company. Receipts for patient billings are received by the Parent, and are then used to make disbursements for the operations of the Company.

  The Parent funds the contribution requirements for the Company's employees' participation in the Parent's retirement and group health insurance plans and makes payments for the Company's insurance and self-insurance programs, including occurrence-based malpractice coverage, when applicable. The Company reimburses the Parent for these fundings and payments via the Due to Parent account. The expenses incurred by the Company for retirement, group health insurance and general and professional liability insurance for fiscal years 1997, 1996 and 1995 are: $259,056, $274,291 and $300,000; $681,100, $656,906
and $578,524 and $755,102, $773,935 and $819,085, respectively.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

  The cumulative effect of this activity, plus intercompany allocations discussed herein, has resulted in an intercompany payable to the Parent at May 31, 1997. No interest is charged from the Parent to the Company on this amount.

                                                       (IN THOUSANDS OF DOLLARS)
      Balance, May 31, 1994...........................          $ 2,144
      Income taxes....................................            1,893
      Invoices paid by Parent, net....................            1,828
      Cash transfers to Parent, net...................           (5,115)
                                                                -------
      Balance, May 31, 1995...........................            1,678
      Income taxes....................................            2,563
      Invoices paid by Parent, net....................            7,889
      Cash transfers to Parent, net...................           (8,309)
                                                                -------
      Balance, May 31, 1996...........................            3,826
      Income taxes....................................            1,785
      Invoices paid by Parent, net....................            3,014
      Cash transfers to Parent, net...................           (5,925)
                                                                -------
      Balance, May 31, 1997...........................          $ 2,700
                                                                =======

9. MANAGEMENT FEES

  The Parent provides risk management, benefits administration, accounting support and other services to the Company. The Company pays management fees to the Parent based on predetermined estimates of services to be provided. Management fee expense was $508,000, $397,000, and $318,000 for fiscal years 1997, 1996 and 1995, respectively. These amounts would not be materially different if the Company retained these services from a third party.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The balance sheet carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, amounts due to Parent and estimated third-party payor settlements approximate fair value due to the short-term nature of these items.

11. COMMITMENTS AND CONTINGENCIES/LITIGATION

  The Company is involved in litigation and regulatory investigations arising in the ordinary course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect to the Company's financial position and results of operations.

  Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal years 1997, 1996 and 1995, these revenues amounted to approximately $22,385,000, $20,024,000, and $19,908,000, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

                   COMMUNITY HOSPITAL OF MESQUITE, INC.

12. SUBSEQUENT EVENT

  Effective June 1, 1997, Mesquite Community Hospital, L.P., a Texas limited partnership, was formed to own and operate the Hospital. The Company contributed all of the assets and liabilities of the Hospital to the partnership. The partnership sold limited partnership interests to doctors and other key employees. As a result, the Company is the general partner of Mesquite Community Hospital, L.P. and now owns 97.7% of the partnership. Because of its general partnership interest, the Company will continue to consolidate the partnership in its financial statements. The limited partnership units sold to the doctors and other key employees contain a "put" feature which will allow these parties to "put" their units to the Company at formula amounts based principally on an agreed upon multiple of earnings before interest, taxes, depreciation and amortization. Increases or decreases in the formula will be recorded as limited partners' interest in the accompanying financial statements.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITA-TION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDIC-TION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDIC-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Documents by Reference...................................    2
Prospectus Summary........................................................    3
Risk Factors Relating to Manor Care Realty ...............................   20
Risk Factors Relating to ManorCare Health Services........................   37
Use of Proceeds...........................................................   47
Manor Care Realty Pro Forma Capitalization................................   49
Manor Care Realty Pro Forma Financial Data................................   50
Selected Historical Financial Data of Manor Care Realty...................   57
Management's Discussion and Analysis of Manor Care's Results of Operations
 and Financial Condition..................................................   58
Business of Manor Care Realty After the Distribution......................   60
Business of ManorCare Health Services after the Distribution..............   79
ManorCare Health Services Pro Forma Capitalization........................  100
ManorCare Health Services Pro Forma Financial Data........................  101
Selected Historical Financial Data of Manor Care..........................  108
Management's Discussion and Analysis of Manor Care's Results of Operations
 and Financial Condition..................................................  110
Description of the Transactions...........................................  120
Relationship Between Manor Care Realty and ManorCare Health Services After
 the Distribution.........................................................  125
Management of Manor Care Realty After the Distribution....................  139
Management of ManorCare Health Services after the Distribution............  141
The Board of Directors of ManorCare Health Services.......................  148
Security Ownership of Certain Beneficial Owners of ManorCare Health
 Services.................................................................  151
Beneficial Ownership of Management of ManorCare Health Services...........  153
Description of the Notes..................................................  155
Description of Certain Indebtedness of Manor Care Realty .................  184
Description of Certain Indebtedness of ManorCare Health Services..........  186
Certain Relationships.....................................................  188
Underwriting..............................................................  189
Legal Matters.............................................................  190
Experts...................................................................  190
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 $350,000,000

                         MANOR CARE REAL ESTATE CORP.
   (WHICH IS NAMED MANORCARE HEALTH SERVICES, INC. PRIOR TO THE DISTRIBUTION
                              REFERRED TO HEREIN)

                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                            MANOR CARE REALTY, INC.
(WHICH IS NAMED MANOR CARE, INC. PRIOR TO THE DISTRIBUTION REFERRED TO HEREIN)
                 AND EACH OF THE OTHER GUARANTORS NAMED HEREIN

                             % SENIOR NOTES DUE 2008

                                ---------------

                                  PROSPECTUS

                                ---------------

                             CHASE SECURITIES INC.

                         SBC WARBURG DILLON READ INC.

                                       , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13 TO FORM S-1, ITEM 14 TO FORM S-3. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee. The Registrants will bear all of such expenses.

      SEC registration fee............................................ $106,061
      NASD fee........................................................   30,500
      Rating Agency Fees..............................................        *
      Blue sky fees and expenses......................................        *
      Printing and engraving expenses.................................        *
      Legal fees and expenses.........................................        *
      Accounting fees and expenses....................................        *
      Trustee fees....................................................        *
      Miscellaneous...................................................        *
                                                                       --------
        Total.........................................................   $    *
                                                                       ========

--------
* To be supplied by amendment.

ITEM 14 TO FORM S-1, ITEM 15 TO FORM S-3. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law ("Delaware Law") provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, expectations by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and without negligence or misconduct in the performance of their duties to the corporation. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise.

  Section 102(b)(7) of the Delaware law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its violation of law, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation at law, (iii) under Section 174 of the Delaware Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article Eleventh of Manor Care Realty's Amended Certificate of Incorporation contains such a provision.

  Article VII of the Amended Bylaws of Manor Care Realty provide that Manor Care Realty shall indemnify its directors and officers to the fullest extent permitted by Delaware Law. Manor Care Realty has entered into indemnification agreements with each of its directors and executive officers. Such indemnification agreements are intended to provide a contractual right to indemnification, to the maximum extent permitted by law, for expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonable incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by applicable law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. Such indemnification agreements do not change the basic legal standards for indemnification set forth under Delaware Law or the Amended Certificate of Incorporation of Manor Care

Realty. Such agreements are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in Manor Care Realty's Amended Certificate of Incorporation. Manor Care Realty's Amended Bylaws also authorize Manor Care Realty to purchase and maintain insurance on behalf of an officer or director, past or present, against any liability asserted against him in any such capacity whether or not Manor Care Realty would have the power to indemnify him against such liability under the provisions of the Amended Certificate of Incorporation of Manor Care Realty or
section 145 of the Delaware Law.

  Pursuant to authority conferred by Delaware General Corporation Law Section 102, ManorCare Health Services' Charter provides that no director of ManorCare Health Services will be liable to ManorCare Health Services or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director's duty of loyalty to ManorCare Health Services or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases and for any transaction from which the director derived an improper personal benefit. This provision is intended to eliminate the risk that a director might incur personal liability to ManorCare Health Services or its stockholders for breach of the duty of care. ManorCare Health Services' Charter also provides that if Delaware law is amended to further limit the liability of directors, then the liability of a director of ManorCare Health Services will be further limited to the fullest extent permitted by Delaware law as so amended.

  ManorCare Health Services' Charter contains provisions requiring indemnification by ManorCare Health Services of its directors and officers to the fullest extent permitted by law. Among other things, ManorCare Health Services' Charter provides indemnification for officers and directors against liabilities for judgments in and settlement of lawsuits and other proceedings and for the advance any payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrants pursuant to the foregoing provisions, the Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  The form of Underwriting Agreement, to be filed as Exhibit 1.1 to this Registration Statement, obligates the underwriters to indemnify Manor Care Realty, its officers who sign the Registration Statement and directors, and persons who control Manor Care Realty under certain circumstances.

  The foregoing summaries are necessarily subject to the complete text of the statutes, Registrants' Certificate of Incorporation and Registrants' Bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 15 TO FORM S-1. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16 TO FORMS S-1 AND S-3. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


 EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
 -----------                       ----------------------
     1.1     --Form of Underwriting Agreement.*
     2.1     --Form of Distribution Agreement, dated as of    , 1998, between
              Manor Care and ManorCare Health Services.*
     3.1     --Amended Certificate of Incorporation of Manor Care, incorporated by reference to Exhibit 3.1 to Manor Care's Annual Report on Form
              10-K for the fiscal year ended May 31, 1997.
     3.2     --Amended Bylaws of Manor Care, incorporated by reference to
              Exhibit 3.2 to Manor Care's Annual Report on Form 10-K for the
              fiscal year ended May 31, 1997.
     3.3     --Restated Certificate of Incorporation of ManorCare Health
              Services.*
     3.4     --Amended Bylaws of ManorCare Health Services.*

 EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
 -----------                       ----------------------
     4.1     --Indenture, dated as of June 4, 1996, between Manor Care and
              Wilmington Trust Company, Trustee, related to Manor Care Realty's
              7 1/2% Senior Notes due 2006, incorporated by reference to
              Exhibit 4.1 to Manor Care's Form 8-K dated June 4, 1996.
     4.2     --Supplemental Indentures, dated as of June 4, 1996, between Manor
              Care and Wilmington Trust Company, Trustee, relating to Manor
              Care's 7 1/2% Senior Notes due 2006, incorporated by reference to
              Exhibit 4.2 to Manor Care's Form 8-K dated June 4, 1996.
     4.3     --Form of Second Supplemental Indenture between Manor Care and
              Wilmington Trust Company, Trustee, relating to Manor Care's 7
              1/2% Senior Notes due 2006.*
     4.4     --Form of Indenture between Registrant and The Wilmington Trust
              Company, as Trustee, relating to the Registrant's 7 1/2% Senior
              Notes due 2006.*
     4.5     --Form of Indenture among Manor Care Real Estate, the Guarantors
              and      , as Trustee.*
     4.6     --Form of  % Senior Note due 2008 (included in Exhibit 4.5).*
     5.1     --Opinion of James H. Rempe (including the consent of such counsel) regarding the legality of securities being offered.*
    10.1     --Form of Tax Sharing Agreement, dated as of    , 1998, between
              Manor Care and ManorCare Health Services.*
    10.2     --Form of Tax Administration, dated as of    , 1998, between Manor
              Care and the ManorCare Health Services.*
    10.3     --Form of Corporate Services Agreement, dated as of     , 1998,
              between Manor Care and ManorCare Health Services.*
    10.4     --Credit Agreement, dated as of    , 1998, among Manor Care
              Realty, Manor Care Real Estate, The Chase Manhattan Bank and
              Chase Securities Inc.*
    10.5     --Commitment Letter, dated      , 1998, among Manor Care Real
              Estate, The Chase Manhattan Bank and Chase Securities Inc.*
    10.6     --Credit Agreement, dated as of     , 1998, among ManorCare Health
              Services, Manor Care, The Chase Manhattan Bank and Chase
              Securities Inc.*
    10.7     --Commitment Letter, dated    , 1998, among ManorCare Health
              Services, Manor Care, The Chase Manhattan Bank and Chase
              Securities, Inc.*
    10.8     --Form of Assisted Living Facility Management Agreement, dated as
              of    , 1998, between Manor Care and ManorCare Health Services.*
    10.9     --Form of Master Development Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.10    --Form of Master Lease Agreement, dated as of    , 1998, between
              Manor Care and ManorCare Health Services.*
    10.11    --Form of Non-Competition Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.12    --Form of Employee Benefits and Other Employment Matters
              Allocation, dated as of    , 1997, between Manor Care and
              ManorCare Health Services.*
    10.13    --Form of Employee Benefits Administration Agreement, dated as of
                 , 1998, between Manor Care and ManorCare Health Services.*
    10.14    --Form of Office Sublease Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.15    --Form of Trademark Agreement, dated as of    , 1998, between
              Manor Care and ManorCare Health Services.*
    10.16    --Form of Cash Management Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*

 EXHIBIT NO.                       DESCRIPTION OF EXHIBIT
 -----------                       ----------------------
    10.17    --Form of Risk Management Consulting Service Agreement, dated as
              of    , 1998, between Manor Care and ManorCare Health Services.*
    10.18    --Form of License Agreement, dated as of    , 1998, between
              ManorCare Health Services and the Manor Care.*
    10.19    --Form of   % Senior Note due 2008 of Manor Care Real Estate (Real
              Estate Note).*
    10.20    --Form of Vehicle Lease Agreement, dated as of    , 1998, between
              ManorCare Health Services and the Manor Care.*
    10.21    --Form of Design Services Agreement, dated as of    , 1998,
              between ManorCare Health Services and the Manor Care.*
    10.22    --Form of New ManorCare Health Services, Inc. Non-Employee
              Director Stock Compensation Plan.*
    10.23    --Form of New ManorCare Health Services, Inc. Long-term Incentive
              Plan.*
    10.24    --Form of New ManorCare Health Services, Inc. Supplemental
              Executive Retirement Plan.*
    10.25    --Form of New ManorCare Health Services, Inc. Non-Employee
              Director Stock Option and Deferred Compensation Stock Purchase
              Plan.*
    10.26    --Form of Employment Agreement, dated as of     , 1998, between
              Stewart Bainum, Jr. and the Registrant.*
    10.27    --Form of Employment Agreement, dated as of      , 1998, between
              Scott J. Van Hove and the Registrant.*
    21.1     --Subsidiaries of ManorCare Health Services.*
    23.1     --Consent of Independent Public Accountants
    23.2     --Consent of James H. Rempe (included as part of opinion filed pursuant to Exhibit 5 hereof).*
    24.1     --Powers of Attorney (See Signature Page).
    25.1     --Statement of Eligibility and Qualification of Trustee on Form T-
              1 of      , as Trustee.*
    27.1     --Financial Data Schedule.
    99.1     --Schedule II -- Valuation and Qualifying Accounts.

--------
 * To be filed by amendment.

ITEM 17 TO FORMS S-1 AND S-3. UNDERTAKINGS.

  (a) The undersigned Manor Care hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Manor Care's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the DGCL, the Amended Certificate of Incorporation and the Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act and will be governed by the final adjudication of such issue.

  (c) The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on the 16th day of March, 1998.

                                          Manor Care, Inc.


                                          By:   /s/ James H. Rempe
                                              ---------------------------------
                                              NAME: JAMES H. REMPE
                                              TITLE: SECRETARY

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities on March 16, 1998:

             SIGNATURES                        TITLE
             ----------                        -----

                  *                    Chairman of the
-------------------------------------   Board, President,
         STEWART BAINUM, JR.            Chief Executive
                                        Officer and
                                        Director (Principal
                                        Executive Officer)

                  *                    Vice Chairman and
-------------------------------------   Director
           STEWART BAINUM

                  *                    Vice President,
-------------------------------------   Finance and
           LEIGH C. COMAS               Treasurer
                                        (Principal
                                        Financial Officer)

                  *                    Vice President and
-------------------------------------   Controller
      MARGARITA A. SCHOENDORFER         (Principal
                                        Accounting Officer)

                  *                    Director
-------------------------------------
        REGINA E. HERZLINGER

                  *                    Director
-------------------------------------
        WILLIAM H. LONGFIELD

                  *                     Director
-------------------------------------
          FREDERIC V. MALEK

                  *                     Director
-------------------------------------
      JERRY E. ROBERTSON, PH.D.

                  *                     Director
-------------------------------------
         KENNETT L. SIMMONS


*By       /s/ James H. Rempe
    ---------------------------------
          AS ATTORNEY-IN-FACT

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, each of the Co-Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on the 16th day of March, 1998.

                                          For the Registrants set forth on the
                                          table of additional Co-Registrants


                                          By:   /s/ James H. Rempe
                                               --------------------------------
                                               NAME: JAMES H. REMPE
                                               TITLE: (1)

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities on March 16, 1998.

             SIGNATURES                        TITLE
             ----------                        -----

                  *                    (2)
-------------------------------------
         STEWART BAINUM, JR.

                  *                    (3)
-------------------------------------
          DONALD C. TOMASSO

                  *                    (4)
-------------------------------------
           LEIGH C. COMAS

                  *                    (5)
-------------------------------------
      MARGARITA A. SCHOENDORFER

             SIGNATURES                        TITLE
             ----------                        -----

                  *                    (6)
-------------------------------------
          K. PETER KEMEZYS

                  *                    (7)
-------------------------------------
         DARRELL A. CARLISLE

                  *                    (8)
-------------------------------------
          JOSEPH R. BUCKLEY

                  *                    (9)
-------------------------------------
        JAMES A. MACCUTCHEON


*By       /s/ James H. Rempe
    ---------------------------------
         AS ATTORNEY IN FACT
--------
(1) As Senior Vice President and Secretary of MNR Finance Corp.; as Director and President of American Hospital Building Corp., Colewood Realty Corp., Executive Advertising, Inc., Healthcare Construction Corp., Industrial Wastes, Inc., Leader Nursing and Rehabilitation Center of Gloucester, Inc., MRS, Inc. and Portfolio One, Inc.; as Senior Vice President, General Counsel and Secretary of Manor Care Properties, Inc.; and as Director, Senior Vice President, General Counsel and Secretary of the remaining Co-registrants.
(2) As Director of American Hospital Building Corp., Colewood Realty Corp., Executive Advertising, Inc. and Healthcare Construction Corp.; as Director and President of Archive Acquisition, Inc., Archive Retrieval Systems, Inc.; as chairman of the board and chief executive officer of Manor Care Properties, Inc.; and as Chief Executive Officer of the remaining Co-Registrants, other than Industrial Wastes, Inc., Leader Nursing Rehabilitation Center of Gloucester, Inc., MNR Finance Corp., MRS. Inc., and Porfolio One, Inc.

(3) As Executive Vice President of Archive Acquisition, Inc., Archive Retrieval Systems, Inc.; as Director and President of ManorCare Health Services, Inc.; as Director of American Hospital Building Corp., Colewood Realty Corp., Executive Advertising, Inc. and Healthcare Construction Corp.; and as President of the remaining Co-Registrants, other than Industrial Wastes, Inc., Leader Nursing Rehabilitation Center of Gloucester, Inc., MNR Finance Corp., MRS, Inc., and Porfolio One, Inc.

(4) As Vice President, Finance & Development of Healthcare Construction Corp.; as Director and Treasurer of MNR Finance Corp. and Manor Care Properties Inc.; as Treasurer of Colewood Realty Corp., Industrial Wastes, Inc., MRS, Inc., and Porfolio One, Inc.; and as Vice President, Finance and Treasurer of the remaining Co-Registrants other than Leader Nursing Rehabilitation Center of Gloucester, Inc.
(5) As Corporate Controller of MRS, Inc.; and as Vice President, Controller of the remaining Co-Registrants, other than American Hospital Building Corp., Colewood Realty Corp., Executive Advertising, Inc., Healthcare Construction Corp., Industrial Wastes, Inc., Leader Nursing Rehabilitation Center of Gloucester, Inc., MNR Finance Corp., and Porfolio One, Inc.
(6) As Director and Secretary of Leader Nursing and Rehabilitation Center of Gloucester, Inc. and MRS, Inc.; as Vice President, Associate General Counsel and Assistant Secretary of Archive Acquisition, Inc., Archive Retrieval Systems, Inc., Industrial Wastes, Inc., and ManorCare Health Services, Inc.; as Secretary of American Hospital Building Corp., Colewood Realty Corp., Executive Advertising, Inc., Healthcare Construction Corp. and Porfolio One, Inc.; and as Director, Vice President, Associate General Counsel and Assistant Secretary of the remaining Co-registrants, other than MNR Finance Corp.

(7) As Director and Assistant Secretary of MNR Finance Corp.; and as Vice President, Finance of the remaining Co-Registrants, other than Archive Acquisition, Inc., Archive Retrieval Systems, Inc., American Hospital Building Corp., Colewood Realty Corp., Distco, Inc., Executive Advertising, Inc., Healthcare Construction Corp., Industrial Wastes, Inc., Leader Nursing Rehabilitation Center of Gloucester, Inc., MNR Finance Corp., MRS, Inc., and Porfolio One, Inc.
(8) As Executive Vice President of Archive Acquisition, Inc., Archive Retrieval Systems, Inc., American Hospital Building Corp., Executive Advertising, Inc., Healthcare Construction Corp., ManorCare Health Services, Inc., and MRS, Inc.; as director of Manor Care Properties, Inc.; and as Director and Executive Vice President of all the Co-Registrants other than Colewood Realty Corp., Distco, Inc., Industrial Wastes, Inc., Leader Nursing Rehabilitation Center of Gloucester, Inc., MNR Finance Corp. and Porfolio One, Inc.
(9) As Director and President of MNR Finance Corp.; and as Director and Treasurer of Leader Nursing and Rehabilitation Center of Gloucester, Inc.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on March 16, 1998.

                                          New ManorCare Health Services, Inc.


                                          By:   /s/ James H. Rempe
                                              ---------------------------------
                                              NAME: JAMES H. REMPE
                                              TITLE: SECRETARY

  Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities on March 16, 1998:

             SIGNATURES                        TITLE
             ----------                        -----

               *                       Chairman and Chief
-------------------------------------   Executive Officer
         STEWART BAINUM, JR.            and Director


               *                      President
-------------------------------------
       DONALD C. TOMASSO


                                       Vice President-
               *                        Finance, Treasurer
-------------------------------------   and Director
           LEIGH C. COMAS

                                       Vice President and
               *                        Controller
-------------------------------------   (Principal
      MARGARITA A. SCHOENDORFER         Accounting Officer)

* By:  /s/ James H. Rempe
      ---------------------------
      AS ATTORNEY IN FACT

                                 EXHIBIT INDEX

                                                                           PAGE
 EXHIBIT NO.                    DESCRIPTION OF EXHIBIT                     NO.
 -----------                    ----------------------                     ----
     1.1     --Form of Underwriting Agreement.*
     2.1     --Form of Distribution Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
     3.1     --Amended Certificate of Incorporation of Manor Care,
              incorporated by reference to Exhibit 3.1 to Manor Care's
              Annual Report on Form 10-K for the fiscal year ended May
              31, 1997.
     3.2     --Amended Bylaws of Manor Care, incorporated by reference
              to Exhibit 3.2 to Manor Care's Annual Report on Form 10-K
              for the fiscal year ended May 31, 1997.
     3.3     --Restated Certificate of Incorporation of ManorCare Health
              Services.*
     3.4     --Amended Bylaws of ManorCare Health Services.*
     4.1     --Indenture, dated as of June 4, 1996, between Manor Care
              and Wilmington Trust Company, Trustee, related to Manor
              Care Realty's 7 1/2% Senior Notes due 2006, incorporated
              by reference to Exhibit 4.1 to Manor Care's Form 8-K dated
              June 4, 1996.
     4.2     --Supplemental Indentures, dated as of June 4, 1996,
              between Manor Care and Wilmington Trust Company, Trustee,
              relating to Manor Care's 7 1/2% Senior Notes due 2006,
              incorporated by reference to Exhibit 4.2 to Manor Care's
              Form 8-K dated June 4, 1996.
     4.3     --Form of Second Supplemental Indenture between Manor Care and Wilmington Trust Company, Trustee, relating to Manor
              Care's 7 1/2% Senior Notes due 2006.*
     4.4     --Form of Indenture between Registrant and The Wilmington
              Trust Company, as Trustee, relating to the Registrant's 7
              1/2% Senior Notes due 2006.*
     4.5     --Form of Indenture among Manor Care Real Estate, the
              Guarantors and      , as Trustee.*
     4.6     --Form of  % Senior Note due 2008 (included in Exhibit
              4.5).*
     5.1     --Opinion of James H. Rempe (including the consent of such counsel) regarding the legality of securities being
              offered.*
    10.1     --Form of Tax Sharing Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.2     --Form of Tax Administration, dated as of    , 1998,
              between Manor Care and the ManorCare Health Services.*
    10.3     --Form of Corporate Services Agreement, dated as of     ,
              1998, between Manor Care and ManorCare Health Services.*
    10.4     --Credit Agreement, dated as of    , 1998, among Manor Care
              Realty, Manor Care Real Estate, The Chase Manhattan Bank
              and Chase Securities Inc.*
    10.5     --Commitment Letter, dated      , 1998, among Manor Care
              Real Estate, The Chase Manhattan Bank and Chase Securities
              Inc.*
    10.6     --Credit Agreement, dated as of     , 1998, among ManorCare
              Health Services, Manor Care, The Chase Manhattan Bank and
              Chase Securities Inc.*
    10.7     --Commitment Letter, dated    , 1998, among ManorCare
              Health Services, Manor Care, The Chase Manhattan Bank and
              Chase Securities, Inc.*
    10.8     --Form of Assisted Living Facility Management Agreement,
              dated as of    , 1998, between Manor Care and ManorCare
              Health Services.*
    10.9     --Form of Master Development Agreement, dated as of    ,
              1998, between Manor Care and ManorCare Health Services.*
    10.10    --Form of Master Lease Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*

                                                                           PAGE
 EXHIBIT NO.                    DESCRIPTION OF EXHIBIT                     NO.
 -----------                    ----------------------                     ----
    10.11    --Form of Non-Competition Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.12    --Form of Employee Benefits and Other Employment Matters
              Allocation, dated as of    , 1997, between Manor Care and
              ManorCare Health Services.*
    10.13    --Form of Employee Benefits Administration Agreement, dated
              as of    , 1998, between Manor Care and ManorCare Health
              Services.*
    10.14    --Form of Office Sublease Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.15    --Form of Trademark Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.16    --Form of Cash Management Agreement, dated as of    , 1998,
              between Manor Care and ManorCare Health Services.*
    10.17    --Form of Risk Management Consulting Service Agreement,
              dated as of    , 1998, between Manor Care and ManorCare
              Health Services.*
    10.18    --Form of License Agreement, dated as of    , 1998, between
              ManorCare Health Services and the Manor Care.*
    10.19    --Form of   % Senior Note due 2008 of Manor Care Real
              Estate (Real Estate Note).*
    10.20    --Form of Vehicle Lease Agreement, dated as of    , 1998,
              between ManorCare Health Services and the Manor Care.*
    10.21    --Form of Design Services Agreement, dated as of    , 1998,
              between ManorCare Health Services and the Manor Care.*
    10.22    --Form of New ManorCare Health Services, Inc. Non-Employee
              Director Stock Compensation Plan.*
    10.23    --Form of New ManorCare Health Services, Inc. Long-term
              Incentive Plan.*
    10.24    --Form of New ManorCare Health Services, Inc. Supplemental
              Executive Retirement Plan.*
    10.25    --Form of New ManorCare Health Services, Inc. Non-Employee
              Director Stock Option and Deferred Compensation Stock
              Purchase Plan.*
    10.26    --Form of Employment Agreement, dated as of     , 1998,
              between Stewart Bainum, Jr. and the Registrant.*
    10.27    --Form of Employment Agreement, dated as of      , 1998,
              between Scott J. Van Hove and the Registrant.*
    21.1     --Subsidiaries of ManorCare Health Services.*
    23.1     --Consent of Independent Public Accountants
    23.2     --Consent of James H. Rempe (included as part of opinion
              filed pursuant to Exhibit 5 hereof).*
    24.1     --Powers of Attorney (See Signature Page).
    25.1     --Statement of Eligibility and Qualification of Trustee on
              Form T-1 of      , as Trustee.*
    27.1     --Financial Data Schedule (Manor Care, Inc.).
    27.2     --Financial Data Schedule (Community Hospital of Mesquite,
              Inc.).
    99.1     --Schedule II -- Valuation and Qualifying Accounts (Manor
              Care, Inc.).
    99.2     --Schedule II -- Valuation and Qualifying Accounts
              (Community Hospital of Mesquite, Inc.).

--------
 * To be filed by amendment.